December 1, 2022

VIA CONFIDENTIAL SUBMISSION TO THE STAFF

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ramaco Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 1, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed August 9, 2022
File No. 001-38003

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 31, 2022, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021, Filed April 1, 2022 (the “10-K”) and Form 10-Q for the Quarterly Period Ended June 30, 2022, Filed August 9, 2022 (the “10-Q”), File No. 001-38003.

In addition, we have attached as Exhibit A hereto a form of Amendment No. 1 to the 10-K (the “Form Amendment”) that the Company will file subsequent to the Staff confirming there are no additional comments thereto (the “10-K/A”). The changes to the Form Amendment are shown in bold and underline. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the 10-K. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

December 1, 2022

Form 10-K for the Fiscal Year Ended December 31, 2021

General, page 4

1.	A review of your other filings indicates that in 2011 you acquired an interest in the Brook Property which has significant coal tonnage. You are currently conducting an exploration program on this property. Your filings indicate this coal deposit contains an excess of a billion coal tons, of which you control 162 M tons. Please explain why this disclosure is missing from your Form 10-K report and the basis for determining which of your properties are material.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Brook Property is not reflected in the 10-K because the Company did not own the Brook Property as of December 31, 2021. The Company acquired the Brook Property as part of the Ramaco Coal transaction, which closed in April 2022.

2.	We note your statement of 769 million resource tons. This is the sum of only your measured and indicated resources. Please review your entire filing and revise to report your resources as the sum of your total resources when referring to a general resource tonnage or clarify in each instance that this resource quantity is only the measured and indicated tonnage

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Form Amendment as reflected on pages A-3 and A-4 of Exhibit A attached hereto.

Summary Overview of Mining Operations, page 49

3.	Please revise your filing to report each individual property’s production as required by Item 1303(B)(2)(i) of regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Form Amendment as reflected on page A-19 of Exhibit A attached hereto.

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Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

December 1, 2022

Table 2 Summary Mineral Reserves, page 55

4.	We note your Big Creek probable reserves does not correspond to your technical report. Please review and modify your reserves as necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Form Amendment as reflected on page A-23 of Exhibit A attached hereto.

Item 9A. Controls and Procedures, page 94

5.	Please provide management's assessment of the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Form Amendment as reflected on page A-25 of Exhibit A attached hereto.

6.	We note the language in the Exhibit 31.1 certifications that you filed did not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4. Please amend your Form 10-K to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 246.13.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Exhibits 31.1 and 31.2 of the Form Amendment as reflected in Exhibit B attached hereto (showing changes in bold and underline).

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Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

December 1, 2022

Exhibits 96.1 and 96.2

Capital and Operating Costs, page ES-18

7.	We note your illustrations/charts related to your Life of Mine (LOM) annual capital and operating cost estimates. Please modify your filing and provide more detail related to major line items/cost centers and provide numeric values on an annual basis with totals for your LOM annual capital and operating cost estimates as required by Item 601 (b)(96)(iii)(b)(18) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the technical report summaries as reflected on pages C-100 through C-104 of Exhibit C attached hereto and pages D-105 through D-108 of Exhibit D attached hereto.

Exhibits 96.1 and 96.2

Economic Analysis, page ES-19

8.	Please modify your filing and provide annual numerical values for your LOM on an after-tax basis annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final reclamation and closure costs for your life of mine, demonstrating your deposit is economically viable.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the technical report summaries as reflected on pages C-105 through C-109 of Exhibit C attached hereto and D-109 through D-113 of Exhibit D attached hereto.

Exhibit 96.1 Berwind Complex

Development and Operations, page 5, page EX-5

9.	We note your historical production for 2021 conflicts with your production reported on page 70. Please review and revise as necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the technical report summary as reflected on pages C-5 and C-70 of Exhibit C attached hereto.

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Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

December 1, 2022

Exhibit 96.2 Elk Creek Complex

Development and Operations, page 5, page EY-5

10.	We believe your historical production for 2021 appears to be a typographic error and should be 1.981 M tons. Please review and correct as necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the technical report summary as reflected on page D-5 of Exhibit D attached hereto.

Exhibit 96.2 Elk Creek Complex

Stratigraphic Column and Cross Section, page 29, page EY-29

11.	We have reviewed Section 6.3 and note the Exhibit 6.3-1 found in Appendix A has been omitted. Please modify your filing and insert this exhibit.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the technical report summaries to include Exhibit 6.3-2 in Appendix A as reflected on page C-118 of Exhibit C attached hereto and Exhibit 6.3-1 in Appendix A as reflected on page D-122 of Exhibit D attached hereto.

Exhibit 96.2 Elk Creek Complex

Estimates of Mineral Resources, page 48, page EY-48

12.	We have reviewed your resource tabulation and found you have omitted the Moorefork mine from the resource totals. Please review and modify your filing to correct your total resource disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the technical report summary as reflected on page D-47 and D-48 of Exhibit D attached hereto.

Exhibit 96.2 Elk Creek Complex

Table 13.2.1-2 Elk Creek Complex, Page 67, page EY-67

13.	We have reviewed your ROM tabulation on this page and found a discrepancy with the totals presented. Please review and modify your filing to correct your ROM production totals.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the technical report summary as reflected on page D-67 of Exhibit D hereto.

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Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

December 1, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Note 12 - Ramaco Coal Acquisition, page 17

14.	The acquisition of Ramaco Coal was accounted for as a purchase of assets. Tell us why this transaction did not constitute the acquisition of a business. Your response should clearly explain why Ramaco Coal did not represent a business in accordance with the guidance outlined in ASC 805-10-55-4 through 55-6 and 805-10-55-8 through 805-10-55-9.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company conducted an assessment as to whether the acquisition of Ramaco Coal constitutes a purchase of assets or the acquisition of a business pursuant to ASC 805. ASC 805-10-55-5A provides a practical screen test for determining whether an acquisition is a purchase of assets or an acquisition of a business: “If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.”

While ASC 805 does not define what constitutes “substantially all,” this term is typically interpreted in other areas of U.S. GAAP to mean at least 90%. In the acquisition of Ramaco Coal, the gross assets acquired consist of mineral rights, buildings, and machinery and equipment. The Company determined that the mineral rights constitute a single identifiable asset in accordance with requirements ASC 805-10-55-5B and ASC 805-10-55-5C. The Company subsequently determined that the fair value of the mineral rights comprised over 90%, or “substantially all,” of the combined fair value of the gross assets acquired. Therefore, the Company concluded that the acquisition of Ramaco Coal did not constitute an acquisition of a business pursuant to ASC 805.

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Sincerely,

/s/ Randall W. Atkins
Name: Randall W. Atkins
Title: Chairman and Chief Executive Officer

cc:	Matthew Pacey, P.C., Kirkland & Ellis LLP
Anthony Sanderson, Kirkland & Ellis LLP

EXHIBIT A

Form Amendment

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-38003

RAMACO RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	38-4018838
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

250 West Main Street, Suite 1800 Lexington, Kentucky	40507
(Address of principal executive offices)	(Zip Code)

(859) 244-7455

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered on which registered
Common Stock, $0.01 par value	METC	NASDAQ Global Select Market
9.00% Senior Notes due 2026	METCL	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued is audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

As of June 30, 2021, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of common stock held by non-affiliates of the registrant was $68.8 million.

As of March 29, 2022, the registrant had 44,273,388 shares of common stock outstanding.

Documents Incorporated by Reference:

Certain information required to be furnished pursuant to Part III of this Annual Report on Form 10-K is set forth in, and is hereby incorporated by reference herein from, the definitive proxy statement for our 2022 Annual General Meeting of Stockholders, to be filed by Ramaco Resources with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2021.

Explanatory Note

Ramaco Resources, Inc. (“we,” “us,” or “our”) is filing this Amendment No. 1 on Form 10-K/A (the “Amendment”) in order to amend and restate certain items of its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, originally filed April 1, 2022 (the “Original 10-K”), to provide amended disclosures pursuant to correspondence with the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in connection with the Staff’s review of the Original Filing. The following items are hereby amended and restated in their entirety: Part I. Item 1, Part I. Item 2., Part II. Item 9A and Part IV. Item 15.

We are also including currently dated certifications by our principal executive officer and principal financial officer as Exhibits 31.1 and 31.2 under Section 302 of the Sarbanes-Oxley Act of 2002, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we are including currently dated technical report summaries as Exhibits 96.1 and 96.2.

Other than as expressly set forth above and except with respect to certain conforming changes made to our exhibit index, this Amendment does not, and does not purport to, update or restate the information in the Original 10-K or reflect any events that have occurred after the Original 10-K. Moreover, the information in this Amendment does not update or otherwise affect the financial statements filed as part of the Original 10-K. This Amendment should be read in conjunction with the Original 10-K and our other filings with the SEC.

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PART I

Item 1. Business

Ramaco Resources, Inc. is a Delaware corporation formed in October 2016. Our common stock is listed on the NASDAQ Global Select Market under the symbol “METC”. Our 9.00% Senior Notes due 2026 (the “Senior Notes”) are listed on the NASDAQ Global Select Market under the symbol “METCL”. Our principal corporate offices are located in Lexington, Kentucky. As used herein, “Ramaco Resources,” “we,” “our,” and similar terms include Ramaco Resources, Inc. and its subsidiaries, unless the context indicates otherwise.

General

We are an operator and developer of high-quality, low-cost metallurgical coal in southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. We are a pure play metallurgical coal company with 39 million reserve tons and 769 million measured and indicated resource tons of high-quality metallurgical coal. We believe our advantaged reserve geology provides us with higher productivities and industry leading lower cash costs.

Our development portfolio primarily includes four properties: Elk Creek, Berwind, Knox Creek and RAM Mine. Each of these properties possesses geologic and logistical advantages that make our coal among the lowest delivered-cost U.S. metallurgical coal to our domestic target customer base, North American blast furnace steel mills and coke plants, as well as international metallurgical coal consumers.

Our operations include three deep mines and a surface mine at our Elk Creek mining complex (the “Elk Creek Complex”). Development of this complex commenced in 2016 and included construction of a preparation plant and rail load-out facilities. The Elk Creek property consists of approximately 20,200 acres of controlled mineral rights and contains approximately 16 seams that we have targeted for production.

Development of our Berwind mining complex (the “Berwind Complex”) began in late-2017. In 2020, we suspended development at the Berwind Complex due to lower pricing and demand largely caused by the COVID-19 outbreak. In early-2021, as pricing and demand improved, Berwind development was restarted. We successfully reached the thicker Pocahontas No. 4 seam in late-2021. The Berwind property consists of approximately 41,300 acres of controlled mineral rights.

In December 2021, we acquired what are referred to as the “Amonate Assets” from subsidiaries of Coronado Global Resources Inc. (“Coronado”) as described under “Our Projects – Berwind” below. The Amonate Assets include a processing plant located in our Berwind Complex, saving us transportation costs to our Knox Creek plant 26 miles away. We expect to incur approximately $10 million of capital expenditures in 2022 to bring the newly acquired plant at the Berwind Complex online.

Our Knox Creek facility includes a preparation plant and 62,100 acres of controlled mineral rights that we expect to develop in the future. The Knox Creek preparation plant processes coal from our Berwind Complex (until the newly acquired plant at the Berwind Complex is placed into operation) as well as coal we may purchase from third parties.

Our RAM Mine property is located in southwestern Pennsylvania, consists of approximately 1,567 acres of controlled mineral rights, and is scheduled for initial production after a mining permit is issued and market conditions warrant development.

As of December 31, 2021, our estimated aggregate annual production capacity is approximately 2.4 million clean tons of coal. We plan to complete development of our existing properties and increase production from our existing development portfolio to approximately 5 million clean tons of metallurgical coal annually, subject to market conditions, permitting and additional capital deployment. We may also acquire additional reserves or infrastructure that contribute to our focus on advantaged geology and lower costs.

Metallurgical Coal Industry

Metallurgical coal is also known as “met coal “ or “coking coal,” and is a key component of the blast furnace steelmaking process. United States metallurgical coal mines are primarily located in the Appalachian area of the eastern U.S. Imported metallurgical coal has historically been uneconomic due to transportation costs and availability of domestic supply. Metallurgical coal is transported to domestic customers by truck, rail, barge and vessel. Metallurgical coal contracts in North America are typically 12-month, calendar year contracts where both prices and volumes are fixed. These contracts are normally negotiated and settled during the third and fourth quarters of the preceding calendar year.

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U.S. metallurgical coal supply in excess of what can be consumed in North America is exported to the seaborne market and sold to buyers in Europe, South America, Africa, India and Asia. The U.S. is the second largest global supplier to the seaborne metallurgical coal market behind Australia. U.S. metallurgical coal exports are primarily sold to buyers in the Atlantic Basin market (customers in Europe, Brazil and Africa), and serve as swing supply to buyers in the Pacific Basin (customers in India, South Korea, Japan and China). U.S. metallurgical coal exports compete with Australian metallurgical coals that are generally produced at a lower cost, but are geographically disadvantaged to the Atlantic Basin. Conversely, Australian production has a much shorter logistical route to Pacific Basin customers. Any supply shortfall out of Australia, or increase in global demand beyond Australia’s capacity, has historically been serviced by U.S. and Canadian metallurgical coal producers.

Export metallurgical coal pricing is determined utilizing a series of indices from a number of independent sources and is adjusted for coal quality. Contracted export volumes have terms that vary in duration from spot cargoes to one year, rarely exceeding one year. In some cases, indices are used to calculate pricing at the point that the coal changes hands. In other cases, an average value of indices over time may be utilized. While the term “benchmark” is still utilized, it too is determined based on index values, typically for the preceding three months.

Metallurgical coals are generally classified as high, medium or low-volatile (“vol”). Volatiles are products, other than water, that are released as gas or vapor when coal is converted to coke. Carbon is the primary element which remains when the volatiles are released.

Our Strategy

Our business strategy is to increase stockholder value through sustained earnings growth, cash flow generation and dividends by:

Developing and Operating Our Metallurgical Coal Properties. We have 39 million and 769 million measured and indicated tons of high-quality metallurgical coal reserves and resources, respectively, with attractive quality characteristics across high-volatility and low-volatility segments. This geologically advantaged resource and reserve base allows for flexible capital spending in challenging market conditions.

We plan to complete development of our existing properties and increase production from our existing development portfolio to approximately 5 million clean tons of metallurgical coal, subject to market conditions, permitting and additional capital deployment. We may also acquire additional reserves or infrastructure that contribute to our focus on advantaged geology and lower costs.

Being a Low-Cost U.S. Producer of Metallurgical Coal. Our reserve base presents advantaged geologic characteristics such as relatively thick coal seams at the deep mines, a low effective mining ratio at the surface mines, and desirable metallurgical coal quality. These characteristics contribute to a production profile that has a cash cost of production that is significantly below most U.S. metallurgical coal producers.

Maintaining a conservative capital structure and prudently managing the business for the long term. We are committed to maintaining a conservative capital structure with a reasonable amount of debt that will afford us the financial flexibility to execute our business strategies on an ongoing basis.

Enhancing Coal Purchase Opportunities. Depending on market conditions, we purchase coal from other independent producers. Purchased coal is complementary from a blending standpoint with our produced coals or it may also be sold as an independent product.

Demonstrating Excellence in Safety and Environmental Stewardship. We are committed to complying with both regulatory and our own high standards for environmental and employee health and safety requirements. We believe that business excellence is achieved through the pursuit of safer and more productive work practices.

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Our Projects

Our properties are primarily located in southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. The following map shows the location of our mining complexes and projects:

Elk Creek Mining Complex

Our Elk Creek Complex in southern West Virginia began production in late December 2016. The Elk Creek property consists of approximately 20,200 acres of controlled mineral and contains 16 seams that we believe are economically mineable. Nearly all our seams contain high-quality, high-volatile metallurgical coal accessible at or above drainage. Additionally, almost all of this coal is high-fluidity, which is an important factor for high-volatile metallurgical coal.

We control the majority of the coal and related mining rights within the existing permitted areas and our current mine plans, as well as the surface for our surface facilities, through leases and subleases from Ramaco Coal, LLC, a related party, and McDonald Land Company. We estimate that the Elk Creek Complex contains reserves capable of yielding approximately 29 million tons of clean saleable metallurgical coal and 223 million tons of high-quality metallurgical coal resources. We expect many of the coal resources will be converted to reserves when further drilling and exploration is completed on the property.

We currently market most of the coal produced from the Elk Creek Complex as a blended high-volatile A/B product. When segregated, a portion of our coal can be sold as a high-volatile A product for a premium. Our market for Elk Creek production is principally North American coke and steel producers. We also market our coal to European, South American, Asian and African customers, and occasionally to coal traders and brokers for use in filling orders for their blended products. Additionally, we seek to market a portion of our coal in the specialty coal markets that value low ash content.

We process our Elk Creek coal production through a 700 raw ton-per-hour preparation plant. The plant has a large-diameter (48”) heavy-media cyclone, dual-stage spiral concentrators, froth flotation, horizontal vibratory and screen bowl centrifuges. Our rail load-out facilities at Elk Creek are capable of loading 4,000 tons per hour and a full 150-car unit train in under four hours. The load-out facility is served by the CSX railroad. We also have the ability to develop on controlled property a rail-loading facility on the Norfolk Southern railroad, which would facilitate dual rail service. We have not yet committed the capital for development of a Norfolk Southern rail facility.

The combined refuse capacity at the active disposal areas is expected to provide approximately 12 years of disposal life for our operations. We completed construction of a full complement of plate presses during 2020 to allow for dewatering material which then was being pumped as slurry to our impoundment. This equipment allows us to process all waste material for placement in areas designed for combined refuse disposal and maximize the life for disposal of fine waste rock in the pool of the impoundment.

A large portion of our controlled reserves are permitted through existing, issued permits. We currently have seven planned and permitted mines within the Elk Creek Complex and three permitted inactive mines. We are actively pursuing multiple new permits.

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On January 3, 2020, we entered into a mineral lease with the McDonald Land Company for coal reserves which, in many cases, are located immediately adjacent to our Elk Creek Complex. This leased property became available after the former base lease with another party was terminated. The prior lessee, who controlled the property since 1978, did not produce commercial amounts of coal from the property during their possession of the lease. While it is unusual to have a metallurgical reserve in this part of Central Appalachia remain idle for such an extended period of time, the configuration and location of the tracts lend themselves to be mined and processed far more efficiently from our Elk Creek property. The McDonald reserves have the same geologic advantages and low costs that are being experienced in our Elk Creek mines.

During 2022, we plan to begin work on a throughput upgrade at our Elk Creek Preparation plant. We expect this upgrade will raise the nameplate processing capacity to 1,000 raw tons per hour and our approximate annual clean capacity from this complex to 2.5 million tons per year. We expect that this upgrade will be completed in 2023. In order to meet this increased capacity, we have also begun development work on additional high-quality, low-cost, high- volatile underground and surface mines at Elk Creek. These mines will begin production during 2022 and reach full levels of productivity during 2023 to align with the preparation plant upgrade.

Berwind Mining Complex

Our Berwind Complex is located on the border of West Virginia and Virginia and is well-positioned to fill the anticipated market for low-volatile coals. The Berwind property consists of approximately 41,300 acres of controlled mineral, excluding the Amonate acquisition.

Development of our Berwind Complex began in late-2017 in the thinner Pocahontas No. 3 seam with plans to slope up into the thicker Pocahontas No. 4 seam. In 2020, we suspended development at the Berwind Complex due to lower pricing and demand largely caused by the economic effects of COVID-19. In early-2021, as pricing and demand improved, Berwind development resumed. We successfully reached the Pocahontas No. 4 seam in late-2021 and expect to ramp up to full production levels during the second quarter of 2022.

We view Berwind as the second flagship complex for Ramaco. The slope project allows us to transition our mining efforts at Berwind to the thicker Pocahontas No. 4 seam. At full production at Berwind, we expect to produce approximately 750,000 tons per year of high quality low-volatile coal with total cash costs per ton in the low to mid-$70s for company produced coal, at midcycle pricing. When including the recently acquired Amonate reserves at our Berwind Complex, we ultimately anticipate over 1.5 million tons of annual production at Berwind. We estimate that the mine life for the Berwind Complex is almost 20 years.

We are currently mining a small amount of coal from the Triad mine at Berwind. The mine began production in 2021 and will continue in 2022 until exhaustion. It will function as a bridge until the main Berwind Pocahontas No. 4 reserve is fully activated.

We have the necessary permits for the Berwind Complex for our current and budgeted operations. A permit for our Squire Jim seam room-and-pillar underground mine was issued during 2020 and contains a large area of Squire Jim seam coal deposits. The Squire Jim seam of coal is the lowest known coal seam on the geologic column in this region, and due to depth of cover has never been significantly explored. At this point, we do not anticipate activating this mining permit.

In December 2021, we acquired the Amonate Assets from Coronado, pursuant to an asset purchase agreement. The acquisition, for a total cash consideration of $30 million, included a mine complex located in McDowell County, West Virginia and Tazewell County, Virginia adjacent and contiguous to the Company’s existing Berwind Complex. The acquisition primarily consists of high quality, low and mid-volatile metallurgical coal reserves and resources, much of which will be mined from the Company’s Berwind Complex. Also purchased were several additional permitted mines and a currently idled 1.3-million ton per annum capacity coal preparation plant.

We began mine development on the Amonate Assets and refurbishment of the existing but idled preparation facilities immediately. Initial production is expected by the second quarter of 2022, with total new incremental production for the entire year at approximately 200,000 tons. Given the proximity of the facility to our existing Berwind Complex, the Company expects to meaningfully utilize the facility as soon as the refurbishing efforts allow. We expect to incur approximately $10 million of capital expenditures in 2022 to bring the new plant at the Berwind Complex online. Ultimately, the combined Berwind Complex and Amonate Assets can produce over 1.5 million tons per year of primarily low-vol saleable coal. Once refurbished, the new Berwind preparation plant will be served by the Norfolk Southern railroad.

Knox Creek

The Knox Creek property consists of approximately 62,100 acres of controlled mineral, a 650 tons per hour preparation plant and a coal-loading facility along with a refuse impoundment. Rail service is provided by Norfolk Southern.

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The Tiller Mine slope face-up and shafts were idled before our acquisition of the property. We have spent limited amounts of capital to review the feasibility of a high-vol A metallurgical deep mine in the Jawbone seam of coal. This seam is located slightly above the Tiller Seam and would be accessed via a short slope from within the existing Tiller seam mine. Jawbone coal could flow through the same portal and slope as the idle Tiller mine. Production is expected to resume once market conditions warrant such.

From time to time, we process coal purchased from other independent producers at the Knox Creek preparation plant and load-out facilities. We also process and load coal trucked from our Berwind Complex at this facility until the Berwind plant is brought online.

In the fourth quarter of 2019, we acquired multiple permits from various affiliates of Omega Highwall Mining, LLC. Consideration for the transaction included the assumption of approximately $0.6 million of asset retirement obligations (“ARO”) liability, curing minor lease defaults, and paying advance royalties under two assumed lease instruments. The total out-of-pocket consideration was less than $0.1 million, most of which is recoupable against future royalty payments. These permits are in close proximity to our Knox Creek preparation plant and loadout infrastructure, and provide immediate access to two separate mining areas in Southwestern Virginia. One is a deep mine permit in the Jawbone Seam, a geologically advantaged metallurgical coal reserve and resource. The second is a metallurgical surface mine in the Tiller seam that was spade ready for production at the time of acquisition and is mined via surface and highwall mining methods.

In August 2021, we began production at this new surface mine known as the Big Creek mine. We added a highwall miner in the fourth quarter of 2021. We anticipate full production of at least 300 thousand tons of primarily high quality, mid-vol saleable coal in 2022. We expect Big Creek to be able to produce at these levels for approximately three years.

RAM Mine

Our RAM Mine property is located in southwestern Pennsylvania, consists of approximately 1,570 acres of controlled mineral. Production of high-vol coal from the Pittsburgh seam is planned from a single continuous-miner room-and-pillar underground operation. The Pittsburgh seam, in close proximity to Pittsburgh area coke plants, has historically been a key feedstock for these coke plants. Operation of our RAM Mine coal reserve may require access to a newly constructed preparation plant and loading facility, third party processing, or direct shipment of raw coal product. Upon commencement of mining, we anticipate that the mine will produce at an annualized rate of between 300 and 500 thousand tons with an estimated 10-year mining life.

We expect that coal from the RAM Mine coal reserve will be transported to our customers by highway trucks, rail cars or by barge on river systems. In addition to close proximity to river barge facilities, our RAM Mine operations are also near Norfolk Southern rail access.

Our RAM Mine property initial production is subject to a final mining permit being issued and market conditions that warrant development.

Customers and Contracts

Coal prices differ substantially by region and are impacted by many factors including the overall economy, demand for steel, demand for electricity, location, market, quality and type of coal, mine operation costs and the cost of customer alternatives. The major factors influencing our business are the global economy and demand for steel.

We market the bulk of our production to North American integrated steel mills and coke plants, in addition to international customers primarily in Europe, South America, Asia and Africa. Additionally, we market limited amounts of our production to various premium-priced specialty markets, such as foundry cokemakers, manufacturers of activated carbon products, and specialty metals producers.

We sold 2.3 million tons of coal during 2021. Of this, 51% was sold to North American markets and 49% was sold into export markets, excluding Canada. Principally, our export market sales were made to Europe. During 2021, sales to three customers accounted for approximately 58% of total revenue. The total balance due from these three customers at December 31, 2021 was approximately 58% of total accounts receivable. During 2020, sales to three customers accounted for approximately 70% of total revenue. The total balance due from these three customers at December 31, 2020 was approximately 46% of total accounts receivable. No other customer accounted for more than 10% of our revenue during this period. If a major customer decided to stop purchasing coal or significantly reduced its purchases from us, revenue could decline and our operating results and financial condition could be adversely affected.

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Trade Names, Trademarks and Patents

We do not have any registered trademarks or trade names for our products, services or subsidiaries, and we do not believe that any trademark or trade name is material to our business. The names of the seams in which we have coal reserves, and attributes thereof, are widely recognized in the metallurgical coal market.

Competition

Our principal domestic competitors include Alpha Metallurgical Resources, Inc., Blackhawk Mining, LLC, Coronado, Arch Resources, Inc., Peabody Energy Corporation and Warrior Met Coal, Inc. We also compete in international markets directly with domestic companies and with companies that produce coal from one or more foreign countries, such as Australia, Canada, and Colombia. Many of these coal producers are larger than we are and have greater financial resources and larger reserve bases than we do.

Suppliers

Supplies used in our business include petroleum-based fuels, explosives, tires, conveyance structure, ventilation supplies, lubricants and other raw materials as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a significant portion of our equipment rebuilds and repairs, drilling services and construction. We believe adequate substitute suppliers and contractors are available, and we are not dependent on any one supplier or contractor. We continually seek to develop relationships with suppliers and contractors that focus on reducing our costs while improving quality and service.

Environmental, Health and Safety and Other Regulatory Matters

Our operations are subject to numerous federal, state, and local environmental, health and safety laws and regulations, such as those relating to permitting and licensing matters, employee health and safety, reclamation and restoration of mining properties, water discharges, air emissions, plant and wildlife protection, the storage, treatment and disposal of certain materials (including solid and hazardous wastes), remediation of contaminants, surface subsidence from underground mining and the effects of mining on surface water and groundwater conditions.

Compliance with these laws and regulations may be costly and time-consuming, delay commencement, continuation or expansion of exploration or production at our facilities, and depress demand for our products by imposing more stringent requirements and limits on our customers’ operations. Moreover, these laws are constantly evolving and the trend has been for increasingly complex and stringent regulation over time. New legislative or administrative proposals, or judicial interpretations of existing laws and regulations related to the protection of the environment could result in substantially increased capital, operating and compliance costs.

Due in part to these extensive and comprehensive regulatory requirements and ever-changing interpretations of these requirements, violations of these laws can occur from time to time in our industry and also in our operations. Expenditures relating to environmental compliance are a major cost consideration for our operations and safety and compliance is a significant factor in mine design, both to meet regulatory requirements and to minimize long-term environmental liabilities.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on our business:

Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act of 1977 (the “SMCRA”) establishes comprehensive operational, reclamation and closure standards for our mining operations and requires that such standards be met during the course of and following completion of mining activities. The SMCRA also stipulates compliance with many other major environmental statutes, including the Clean Air Act (the “CAA”), the Clean Water Act (the “CWA”), the Endangered Species Act (the “ESA”), the Resource Conservation and Recovery Act (the “RCRA”) and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “CERCLA”). Permits for all mining operations must be obtained from the United States Office of Surface Mining Reclamation and Enforcement (the “OSMRE”) or, where state regulatory agencies have adopted federally approved state programs under SMCRA, the appropriate state regulatory authority. Our operations are located in West Virginia, Virginia, and Pennsylvania, which have achieved primary jurisdiction for enforcement of SMCRA through approved state programs.

The SMCRA imposes a complex set of requirements covering all facets of coal mining. SMCRA regulations govern, among other things, coal prospecting, mine plan development, topsoil or growth medium removal and replacement, disposal of excess spoil and coal refuse, protection of the hydrologic balance, and suitable post mining land uses.

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From time to time, the OSMRE will also update its mining regulations under the SMCRA. For example, the OSMRE has previously sought to impose stricter stream protection requirements by requiring more extension pre-mining and baseline data for coal mining operations. The rule was disapproved by Congress pursuant to the Congressional Review Act. However, whether Congress will enact future legislation to require a new stream protection rule remains uncertain. The existing rules, or other new SMCRA regulations, could result in additional material costs, obligations and restrictions upon our operations.

Abandoned Mine Lands Fund. The SMCRA also imposes a reclamation fee on all current mining operations, the proceeds of which are deposited in the Abandoned Mine Reclamation Fund (the “AML Fund”), which is used to restore unreclaimed and abandoned mine lands mined before 1977. The adjusted fees proposed in the pending Interim Final Rule per ton for October 1, 2021 through September 30, 2034 are (i) 22.4 cents per ton for surface-mined anthracite, bituminous, and subbituminous coal if the value per ton is $2.24 per ton or more, (ii) 9.6 cents per ton for underground-mined anthracite, bituminous, and subbituminous coal if the value per ton is $0.96 per ton, and (iii) 6.4 cents per ton for surface- and underground-mined lignite coal if the value per ton is $3.20 per ton or more. . The Interim Final Rule took effect on January 14, 2022, but the OSMRE is accepting comments until February 14, 2022. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our experience related to similar activities. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

Mining Permits and Approvals. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state, and local authorities data detailing the effect or impact that any proposed exploration project for production of coal may have upon the environment, the public and our employees. The permitting rules are complex and continuously updated, and may be subject to discretionary interpretations by regulators. Further, the laws, rules, and regulations that govern our mining operations authorize substantial fines and penalties, including revocation or suspension of mining permits under some circumstances. Monetary sanctions and, in certain circumstances, even criminal sanctions may be imposed for failure to comply with these laws. Compliance with required permits and associated regulations may have a material adverse impact on our operations, earnings, or financial condition.

Applications for permits and permit renewals associated with our mining operations are also subject to public comment and potential legal challenges from third parties seeking to prevent a permit from being issued, or to overturn the applicable agency’s grant of the permit. Should our permitting efforts become subject to such challenges, the permits may not be issued in a timely fashion, may impose requirements which restrict our ability to conduct our mining operations or to do so profitably, or may not be issued at all. Any delays, denials, or revocation of these or other similar permits we need to operate could reduce our production and materially adversely impact our cash flow and results of our operations.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators must also submit a reclamation plan for restoring the mined property to its prior condition, productive use or other permitted condition. The conditions of certain permits also require that we obtain surface owner consent if the surface estate has been split from the mineral estate. This requires us to negotiate with third parties for surface access that overlies coal we acquired or intend to acquire. These negotiations can be costly and time-consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for land access, we could be denied a permit to mine coal we already own.

Finally, we typically submit necessary mining permit applications several months, or even years, before we anticipate mining a new area. However, we cannot control the pace at which the government issues permits needed for new or ongoing operations. For example, the process of obtaining CWA permits can be particularly time-consuming and subject to delays and denials. The Environmental Protection Agency (the “EPA”) also has the authority to veto permits issued by the U.S. Army Corps. of Engineers (the “Corps”) under the CWA’s Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit. Even after we obtain the permits that we need to operate, many of the permits must be periodically renewed, or may require modification. There is some risk that not all existing permits will be approved for renewal, or that existing permits will be approved for renewal only upon terms that restrict or limit our operations in ways that may be material.

Financial Assurance. Federal and state laws require a mine operator to secure the performance of its reclamation and lease obligations under the SMCRA through the use of surety bonds or other approved forms of financial security for payment of certain long-term obligations, including mine closure or reclamation costs. The changes in the market for coal used to generate electricity in recent years have led to bankruptcies involving prominent coal producers. Several of these companies relied on self-bonding to guarantee their responsibilities under the SMCRA permits including for reclamation. In response to these bankruptcies, the OSMRE issued a policy advisory in August 2016 to state agencies that was intended to discourage authorized states from approving self-bonding arrangements (the “Policy Advisory”). Although the Policy Advisory was rescinded in October 2017, certain states, including Virginia, had previously announced that they would no longer accept self-bonding to secure reclamation obligations under the state mining laws. Additionally, in March 2018, the Government Accounting Office recommended that Congress consider amending the SMCRA to eliminate the availability of self-bonding to guarantee responsibilities under SMCRA permits. Individually and collectively, these and future revised various financial assurance requirements may increase the amount of financial assurance needed and limit the types of acceptable instruments, straining the capacity of the surety markets to meet demand. This may delay the timing for and increase the costs of obtaining the required financial assurance.

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We use surety bonds, trusts and letters of credit to provide financial assurance for certain transactions and business activities. Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs and other miscellaneous obligations. The bonds are renewable on a yearly basis. Surety bond rates have increased in recent years and the market terms of such bonds have generally become less favorable. Sureties typically require coal producers to post collateral, often having a value equal to 40% or more of the face amount of the bond. As a result, we may be required to provide collateral, letters of credit or other assurances of payment in order to obtain the necessary types and amounts of financial assurance. Under our surety bonding program, we are not currently required to post any letters of credit or other collateral to secure the surety bonds; obtaining letters of credit in lieu of surety bonds could result in a significant cost increase. Moreover, the need to obtain letters of credit may also reduce amounts that we can borrow under any senior secured credit facility for other purposes. If, in the future, we are unable to secure surety bonds for these obligations and are forced to secure letters of credit indefinitely or obtain some other form of financial assurance at too high of a cost, our profitability may be negatively affected.

We intend to maintain a credit profile that precludes the need to post collateral for our surety bonds. Nonetheless, our surety has the right to demand additional collateral at its discretion.

Some international customers require new suppliers to post performance guarantees during the initial stages of qualifying to become a long-term supplier. To date we have not had to provide a performance guarantee, but it is possible that such a guarantee could be required in the future.

Mine Safety and Health. The Federal Mine Safety and Health Act of 1977, as amended (the “MINE Act”) and the Mine Improvement and New Emergency Response Act of 2006 (the “MINER Act”), and regulations issued under these federal statutes, impose stringent health and safety standards on mining operations. The regulations that have been adopted under the Mine Act and the MINER Act are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, roof control, ventilation, blasting, use and maintenance of mining equipment, dust and noise control, communications, emergency response procedures, and other matters. The Mine Safety and Health Administration (the “MSHA”) regularly inspects mines to ensure compliance with regulations promulgated under the Mine Act and MINER Act.

Pennsylvania, West Virginia, and Virginia all have similar programs for mine safety and health regulation and enforcement. The various requirements mandated by federal and state statutes, rules, and regulations place restrictions on our methods of operation and result in fees and civil penalties for violations of such requirements or criminal liability for the knowing violation of such standards, significantly impacting operating costs and productivity.

The regulations enacted under the Mine Act and MINER Act as well as under similar state acts are routinely expanded or made more stringent, raising compliance costs and increasing potential liability. For example, MSHA published a request for information in August 2019 related to its consideration of a lower exposure limit for silica in respirable dust. Our compliance with current or future mine health and safety regulations could increase our mining costs. At this time, it is not possible to predict the full effect that new or proposed statutes, regulations and policies will have on our operating costs, but any expansion of existing regulations, or making such regulations more stringent may have a negative impact on the profitability of our operations. If we were to be found in violation of mine safety and health regulations, we could face penalties or restrictions that may materially and adversely impact our operations, financial results and liquidity.

In addition, government inspectors have the authority to issue orders to shut down our operations based on safety considerations under certain circumstances, such as imminent dangers, accidents, failures to abate violations, and unwarrantable failures to comply with mandatory safety standards. If an incident were to occur at one of our operations, it could be shut down for an extended period of time, and our reputation with prospective customers could be materially damaged. Moreover, if one of our operations is issued a notice of pattern of violations, then MSHA can issue an order withdrawing the miners from the area affected by any enforcement action during each subsequent significant and substantial (“S&S”) citation until the S&S citation or order is abated.

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Workers’ Compensation and Occupational Disease. We are insured for workers’ compensation benefits for work related injuries that occur within our United States operations. We retain insurance coverage for all of our subsidiaries and are insured for the statutory limits. Workers’ compensation liabilities, including those related to claims incurred but not reported, are recorded principally using annual valuations based on discounted future expected payments using historical data of the operating subsidiary or combined insurance industry data when historical data is limited. State workers’ compensation acts typically provide for an exception to an employer’s immunity from civil lawsuits for workplace injuries in the case of intentional torts. However, West Virginia’s workers’ compensation act provides a much broader exception to workers’ compensation immunity. The exception allows an injured employee to recover against his or her employer where he or she can show damages caused by an unsafe working condition of which the employer was aware that was a violation of a statute, regulation, rule or consensus industry standard. These types of lawsuits are not uncommon and could have a significant impact on our operating costs.

In addition, we obtained from a third-party insurer a workers’ compensation insurance policy, which includes coverage for medical and disability benefits for occupational disease under the Federal Coal Mine Health and Safety Act of 1969 and the Mine Act. Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970.

The Patient Protection and Affordable Care Act of 2010 includes significant changes to the federal black lung program including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim and the establishment of a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program. In addition to possibly incurring liability under federal statutes, we may also be liable under state laws for black lung claims.

Clean Air Act. The CAA and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include CAA permitting requirements and emission control requirements relating to air pollutants, including particulate matter such as fugitive dust. The CAA indirectly impacts coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired power plants. In addition to the greenhouse gas (“GHG”) issues discussed below, the air emissions programs that may materially and adversely affect our operations, financial results, liquidity, and demand for our coal, directly or indirectly, include, but are not limited to, the following:

•	Cross-State Air Pollution Rule. In July 2011, the EPA finalized the Cross-State Air Pollution Rule (the “CSAPR”), a cap-and-trade program that requires 28 states in the Midwest and eastern seaboard of the U.S. to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. In May 2017, the EPA further limited summertime (May-September) nitrogen oxide emissions from power plants in 22 states in the eastern United States in the CSAPR Update Rule. For states to meet these requirements, a number of coal-fired electric generating units will likely need to be retired, rather than retrofitted with the necessary emission control technologies, reducing demand for thermal coal. Moreover, in September 2019, the United States Court of Appeals for the District of Columbia Circuit (“D.C. Circuit”) remanded the CSAPR Update Rule to the EPA on the grounds that it failed to timely require upwind states to control or eliminate their contribution to ozone and/or fine particulate matter in downwind states, as required under the CAA. In October 2020, the EPA proposed a Revised CSAPR Update Rule in response to the D.C. Circuit’s ruling, which was finalized in April 2021. The final rule resolves 21 states’ outstanding interstate pollution transport obligations and would require additional emissions reductions of nitrogen oxides from power plants in 12 states. Imposition of stricter deadlines for controlling downwind contribution could accelerate unit retirements or the need to implement emission control strategies. Any reduction in the amount of coal consumed by electric power generators as a result of these limitations could decrease demand for thermal coal. However, the practical impact of CSAPR may be limited because utilities in the U.S. have continued to take steps to comply with the Clean Air Interstate Rule, which requires similar power plant emissions reductions, and because utilities are also required to comply with the Mercury and Air Toxics Standards (the “MATS”) regulations, finalized in 2020, which require overlapping power plant emissions reductions.

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•	Acid Rain. Title IV of the CAA requires reductions of sulfur dioxide emissions by electric utilities and applies to all coal-fired power plants generating greater than 25 megawatts of power. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emission allowances. These reductions could impact our customers in the electric generation industry. These requirements are not supplanted by CSAPR.

•	NAAQS for Criterion Pollutants. The CAA requires the EPA to set standards, referred to as National Ambient Air Quality Standards (“NAAQS”), for six common air pollutants: carbon monoxide, nitrogen dioxide, lead, ozone, particulate matter and sulfur dioxide. Areas that are not in compliance (referred to as “non-attainment areas”) with these standards must take steps to reduce emissions levels. The EPA has adopted NAAQS for carbon monoxide, nitrogen dioxide, sulfur dioxide, particulate matter and ground-level ozone. The CAA further requires the EPA to periodically review and revise the NAAQS, resulting in the adoption of increasingly more stringent standards over time. States with non-attainment areas must adopt a state implementation plan that demonstrates compliance with the existing or new air quality standards. These plans could require significant additional emissions control expenditures at coal-fired power plants. New rules and standards may also impose additional emissions control requirements on our customers in the electric generation, steelmaking, and coke industries. Because coal mining operations emit particulate matter and sulfur dioxide, our mining operations could be affected when the new standards are implemented by the states.

•	Mercury and Hazardous Air Pollutants. The EPA has established emission standards for mercury and other metal, fine particulates, and acid gases from coal- and oil-fired power plants through the MATS rule. In May 2020, the EPA published a final rule reversing its prior determination that it is appropriate and necessary to regulate these pollutants. However, this rule will not alter or eliminate the emissions standards established by the MATS rule. Like CSAPR, MATS and other similar future regulations could accelerate the retirement of a significant number of coal-fired power plants. Such retirements would likely adversely impact our business.

Global Climate Chnge. Climate change continues to attract considerable public and scientific attention. There is widespread concern about the contributions of human activity to such changes, especially through the emission of GHGs. Numerous reports from scientific and governmental bodies such as the United Nations Intergovernmental Panel on Climate Change have expressed heightened concerns about the impacts of human activity, especially fossil fuel combustion, on the global climate. There are three primary sources of GHGs associated with the coal industry. First, the end use of our coal by our customers in electricity generation, coke plants, and steelmaking is a source of GHGs. Second, combustion of fuel by equipment used in coal production and to transport our coal to our customers is a source of GHGs. Third, coal mining itself can release methane, which is considered to be a more potent GHG than carbon dioxide, directly into the atmosphere. These emissions from coal consumption, transportation and production are subject to pending and proposed regulation as part of initiatives to address global climate change.

As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional, state and local levels of government to monitor and limit emissions of GHGs. Collectively, these initiatives could result in higher electric costs to our customers or lower the demand for coal used in electric generation, which could in turn adversely impact our business.

At present, we are principally focused on metallurgical coal production, which is not used in connection with the production of power generation. However, we may seek to sell greater amounts of our coal into the power-generation market in the future. The market for our coal may be adversely impacted if comprehensive legislation or regulations focusing on GHG emission reductions are adopted, or if our customers are unable to obtain financing for their operations.

At the international level, in April 2016, the United States agreed to voluntarily limit or reduce future emissions as part of the Paris Agreement reached at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change. In November 2019, the United States submitted formal notification to the United Nations that it intended to withdraw from the agreement and withdrew from the agreement in November 2020. However, on January 20, 2021, President Biden issued written notification to the United Nations of the United States’ intention to rejoin the Paris Agreement, which became effective on February 19, 2021. In addition, shortly after taking office in January 2021, President Biden issued a series of executive orders designed to address climate change. In November 2021, the 26th Conference of the Parties to the United Nations Framework on Climate Change concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature and emphasized reductions in GHG emissions. 46 countries signed onto a Global Coal to Clean Energy Transition Statement, committing to transition away from unabated coal power generation by about 2030 for “major economies” and a global transition by roughly 2040. International commitments, reentry into the Paris Agreement and President Biden’s executive orders may result in the development of additional regulations or changes to existing regulations.

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At the federal level, although no comprehensive climate change legislation has been implemented to date, such legislation has periodically been introduced in the U.S. Congress and may be proposed or adopted in the future. The likelihood of such legislation has increased due to the change in the administration. Furthermore, the EPA has determined that emissions of GHGs present an endangerment to public health and the environment, because emissions of GHGs are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA, over time, has attempted to restrict emissions of GHGs under existing provisions of the CAA. For example, in August 2015, the EPA finalized the Clean Power Plan (the “CPP”) to cut carbon emissions from existing power plants. The CPP did not formally go into effect because the Supreme Court stayed its implementation in February 2016 and in July 2019, the EPA adopted a rule that repealed and replaced the CPP. The new rule, titled the Affordable Clean Energy Rule (the “ACE Rule”), required states to set appropriate GHG emission standards for power plants within their jurisdiction based upon the application of “candidate” heat rate improvement measures. The D.C. Circuit repealed the ACE Rule in 2021, and there is ongoing litigation challenging the repeal of both the CPP and the ACE Rule. The EPA’s authority to regulate GHG emissions from existing power plants under the CAA and the reversal of the ACE Rule are currently being challenged at the Supreme Court. The outcome of this litigation, any future rules or future GHG emission standards may encourage a shift away from coal-fired power generation, adversely impacting the market for our product.

At the state level, several states, including Pennsylvania and Virginia, have already adopted measures requiring GHG emissions to be reduced within state boundaries, including cap-and-trade programs and the imposition of renewable energy portfolio standards. Various states and regions have also adopted GHG initiatives and certain governmental bodies, have imposed, or are considering the imposition of, fees or taxes based on the emission of GHGs by certain facilities. A number of states have also enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power.

The uncertainty over the outcome of litigation challenging the repeal of both the ACE Rule and the CPP and the extent of future regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal consumed by electric power generators as a result of actual or potential regulation of GHG emissions could decrease demand for thermal coal, thereby reducing our revenue and adversely affecting our business and results of operations. We or prospective customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal and comply with future GHG emission standards.

Finally, there have been attempts to encourage the reduction of coalbed methane emissions because methane has a greater GHG effect than carbon dioxide and can give rise to safety concerns. For example, the EPA has established the Coalbed Methane Outreach Program in an effort to mitigate methane emissions from underground coal mines through voluntary initiatives and outreach in partnership with the coal industry. If new laws or regulations were introduced to reduce coalbed methane emissions, those rules could adversely affect our costs of operations by requiring installation of air pollution controls, higher taxes, or costs incurred to purchase credits that permit us to continue operations.

Clean Water Act. The CWA and corresponding state laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the United States. Likewise, permits are required under the CWA to construct impoundments, fills or other structure in areas that are designated as waters of the United States. For example, prior to placing fill material in waters of the United States, such as with the construction of a valley fill, coal mining companies are required to obtain a permit from the Corps under Section 404 of the CWA. The permit can be either a Nationwide Permit (“NWP”), normally NWP 21, 49 or 50 for coal mining activities, or a more complicated individual permit. NWPs are designed to allow for an expedited permitting process, while individual permits involve a longer and more detailed review process. The EPA has the authority to veto permits issued by the Corps under the CWA’s Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit. Additionally, recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements, such as an April 2020 decision further defining the scope of the CWA, wherein the U.S. Supreme Court held that, in certain cases, discharges from a point source to groundwater could fall within the scope of the CWA and require a permit.

Prior to discharging any pollutants into waters of the United States, coal mining companies must obtain a National Pollutant Discharge Elimination System (“NPDES”) permit from the appropriate state or federal permitting authority. NPDES permits include effluent limitations for discharged pollutants and other terms and conditions, including required monitoring of discharges. Failure to comply with the CWA or NPDES permits can lead to the imposition of significant penalties, litigation, compliance costs and delays in coal production. Potential changes in state and federally recommended water quality standards may result in the issuance or modification of permits with new or more stringent effluent limits or terms and conditions. For instance, waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load (“TMDL”) regulations, which may lead to the adoption of more stringent discharge standards for our coal mines and could require more costly treatment. Likewise, the water quality of certain receiving streams requires an anti-degradation review before approving any discharge permits. TMDL regulations and anti-degradation policies may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits. In addition, in certain circumstances private citizens may challenge alleged violations of NPDES permit limits in court. Recently, certain citizen groups have filed lawsuits alleging ongoing discharges of pollutants, including selenium and conductance, from valley fills located at certain mining sites in some of the regions where we operate. In West Virginia, several of these cases have been successful for the challengers. While it is difficult to predict the outcome of any potential or future suits, such litigation could result in increased compliance costs following the completion of mining at our operations.

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Finally, in June 2015, the EPA and the Corps published a new definition of “waters of the United States” (“WOTUS”) that would have expanded areas requiring NPDES or Corps Section 404 permits. This definition never took effect as it was replaced by the Navigable Waters Protection Rule (the “NWPR”) in December 2019. A coalition of states and cities, environmental groups and agricultural groups challenged the NWPR, which was vacated by the U.S. District Court for the District of Arizona in August 2021. The EPA is undergoing a rulemaking process to redefine the definition of WOTUS; in the interim, the EPA is utilizing the pre-2015 WOTUS definition until further notice. To the extent a new rule or further litigation expands the scope of the CWA’s jurisdiction, the CWA permits we need may not be issued, may not be issued in a timely fashion, or may be issued with new requirements which restrict our ability to conduct mining operations or to do so profitably.

Resource Conservation and Recovery Act. The RCRA and corresponding state laws establish standards for the management of solid and hazardous wastes generated at our various facilities. Besides affecting current waste disposal practices, the RCRA also addresses the environmental effects of certain past hazardous waste treatment, storage and disposal practices. In addition, the RCRA requires certain of our facilities to evaluate and respond to any past release, or threatened release, of a hazardous substance that may pose a risk to human health or the environment.

The RCRA may affect coal mining operations by establishing requirements for the proper management, handling, transportation and disposal of solid and hazardous wastes. For example, the EPA regulates coal ash as a solid waste under Subtitle D of the RCRA through its coal combustion residuals (“CCR”) rule. This rule establishes limits for the location of new sites and requires closure of sites that fail to meet prescribed engineering standards, regular inspections of impoundments, and immediate remediation and closure of unlined ponds that are polluting ground water. As initially promulgated, the rule exempted closed coal ash impoundments located at inactive facilities and allowed for the continued operation of unlined or clay-lined ponds that were not polluting groundwater. However, in August 2020, the EPA finalized amendments to its CCR rule that required closure to be initiated at all unlined and clay-lined surface impoundments by April 11, 2021. Then, on January 11, 2022, the EPA announced several actions with respect to the CCR rule, including reiterating that surface impoundments cannot be closed with coal ash in contact with groundwater (in connection with proposed determinations to deny closure deadline extensions) and establishing a federal permitting scheme for the disposal of coal ash and establishing regulations for legacy coal ash surface impoundments. Additionally, in December 2016, Congress passed the Water Infrastructure Improvements for the Nation Act, which provides for the establishment of state and EPA permit programs for the control of coal combustion residuals and authorizes states to incorporate the EPA’s final rule for coal combustion residuals or develop other criteria that are at least as protective as the final rule. These requirements, as well as any future changes in the management of coal combustion residuals, could increase our customers’ operating costs and potentially reduce their ability or need to purchase coal. In addition, contamination caused by the past disposal of coal combustion residuals, including coal ash, could lead to material liability for our customers under the RCRA or other federal or state laws and potentially further reduce the demand for coal.

Currently, certain coal mine wastes, such as earth and rock covering a mineral deposit (commonly referred to as overburden) and coal cleaning wastes, are exempted from hazardous waste management under the RCRA. Any change or reclassification of this exemption could significantly increase our coal mining costs.

Comprehensive Environmental Response, Compensation and Liability Act. CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances into the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on hazardous substance generators, site owners, transporters, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the primary hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. These liabilities could be significant and materially and adversely impact our financial results and liquidity.

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Endangered Species and Bald and Golden Eagle Protection Acts. The ESA and similar state legislation protect species designated as threatened, endangered or other special status. The U.S. Fish and Wildlife Service (the “USFWS”) works closely with the OSMRE and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. Several species indigenous to the areas in which we operate area protected under the ESA. Other species in the vicinity of our operations may have their listing status reviewed in the future and could also become protected under the ESA. In addition, the USFWS has identified bald eagle habitat in some of the counties where we operate. The Bald and Golden Eagle Protection Act prohibits taking certain actions that would harm bald or golden eagles without obtaining a permit from the USFWS. Compliance with the requirements of the ESA and the Bald and Golden Eagle Protection Act could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats.

Use of Explosives. Our surface mining operations are subject to numerous regulations relating to blasting activities. Due to these regulations, we will incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to various regulatory requirements. For example, the Department of Homeland Security requires facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) to complete a screening review. Our mines are low risk, Tier 4 facilities which are not subject to additional security plans. The adoption of future, more stringent standards related to the use of explosives could materially adversely impact our cost or ability to conduct our mining operations.

National Environmental Policy Act. The National Environmental Policy Act (the “NEPA”) requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment, such as issuing a permit or other approval. In the course of such evaluations, an agency will typically prepare an environmental assessment to determine the potential direct, indirect and cumulative impacts of a proposed project. Where the activities in question have significant impacts to the environment, the agency must prepare an environmental impact statement. Compliance with the NEPA can be time-consuming and may result in the imposition of mitigation measures that could affect the amount of coal that we are able to produce from mines on federal lands, and may require public comment. Furthermore, whether agencies have complied with the NEPA is subject to protest, appeal or litigation, which can delay or halt projects. The NEPA review process, including potential disputes regarding the level of evaluation required for climate change impacts, may extend the time and/or increase the costs and difficulty of obtaining necessary governmental approvals, and may lead to litigation regarding the adequacy of the NEPA analysis, which could delay or potentially preclude the issuance of approvals or grant of leases.

In the past, the Council on Environmental Quality (the “CEQ”) has issued guidance encouraging agencies to provide more detailed discussion of the direct, indirect, and cumulative impacts of a proposed action’s reasonably foreseeable GHG emissions and effects. Furthermore, the CEQ is currently reviewing proposed revisions to the NEPA regulations that would revise the definition of “effects” to expressly include direct, indirect, and cumulative effects, reduce the emphasis on the applicant’s purpose and need, and allow agencies to adopt NEPA regulations that are more rigorous than the CEQ regulations. Although this proposed rule has yet to take effect, the adoption of a similar guidance in the future could create additional delays and costs in the NEPA review process or in our operations, or even an inability to obtain necessary federal approvals for our operations due to the increased risk of legal challenges from environmental groups seeking additional analysis of climate impacts.

Other Environmental Laws. We are required to comply with numerous other federal, state, and local environmental laws and regulations in addition to those previously discussed. These additional laws include but are not limited to the Safe Drinking Water Act, the Toxic Substances Control Act, and the Emergency Planning and Community Right-to-Know Act. Each of these laws can impact permitting or planned operations and can result in additional costs or operational delays.

Seasonality

Our primary business is not materially impacted by seasonal fluctuations. Demand for metallurgical coal is generally more heavily influenced by other factors such as the general economy, interest rates and commodity prices.

Human Capital Resources

We believe our employees are a competitive advantage. We seek to foster a culture that supports diversity, equity and inclusion, and strive to provide a safe, healthy and rewarding work environment with opportunities for growth. We had 454 employees as of December 31, 2021, including our named executive officers. None of our employees are covered by collective bargaining agreements, and we have not experienced any strikes or work stoppages related to labor relation issues. We believe we have good relations with our employees. Our human capital resources objectives include, as applicable, identifying, recruiting, training, retaining, incentivizing and integrating our existing and additional employees. We also depend on experienced contractors and third-party consultants to conduct some of our day-to-day activities. We plan to continue to use the services of many of these contractors and consultants.

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Safety Philosophy. We have a comprehensive health and safety program based on the core belief that all accidents and occupational illnesses are preventable. We believe that:

•	Business excellence is achieved through the pursuit of safer and more productive work practices.
•	Any task that cannot be performed safely should not be performed.
•	Working safely is a requirement of our employees.
•	Controlling the work environment is important, but human behavior within the work environment is paramount.
•	Safety starts with individual decision-making—all employees must assume a share of responsibility for acts within their control that pose a risk of injury to themselves or fellow workers.
•	All levels of the organization must be proactive in implementing safety processes that promote a safe and healthy work environment.
•	Consequently, we are committed to providing a safe work environment; providing our employees with proper training and equipment; and implementing safety and health rules, policies and programs that foster safety excellence.

Our safety program includes a focus on the following:

•	Hiring the Right Workers. Our hiring program includes significant pre-employment screening and reference checks.
•	Safety Incentives. We have a compensation system that encourages and rewards excellent safety performance.
•	Communication. We conduct regular safety meetings with the frequent involvement of senior management to reinforce the “tone at the top.”
•	Drug and Alcohol Testing. We require pre-employment drug screening as well as regular random drug testing that exceeds regulatory requirements.
•	Continuous Improvement Programs. We track key safety performance metrics, including accident rates, violation types and frequencies. We have specific targets in these areas and we measure performance against these targets. Specific action plans are implemented for targeted improvement in areas where performance falls below our expectations.
•	Training. Our training program includes comprehensive new employee orientation and training, annual refresher training and task training components. These training modules are designed to reinforce our high safety expectations. Work rules and procedures are a key element of this training.
•	Accident Investigation. We have a structured accident investigation procedure that identifies root causes of accidents as well as actions necessary to prevent reoccurrence. We focus on near misses and close calls as a means of attempting to prevent more serious accidents from occurring.
•	Safety Audits. We conduct periodic safety audits that include work place examinations, including observation of workers at work, as well as safety program reviews. Both internal and external resources are utilized to conduct these audits.
•	Employee Performance Improvement. A key element of our safety program is the recognition that safe work practices are a requirement of employment. We identify employee performance which is below expectations and develop specific action plans for improvement.
•	Employee Involvement. The key to excellent safety is employee involvement and engagement. We foster direct employee involvement in a number of ways including audit participation, accident investigations, as training resources and through solicitation of ideas in small group meetings and through anonymous workplace observation suggestion boxes.
•	Positive Reinforcement. Establishing safety as a core belief is paramount to our safety performance. As a result, we look for opportunities to celebrate accomplishments and to build pride in our operational safety and performance.

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Jumpstart Our Business Startups Act ( the “JOBS Act”)

We are an “emerging growth company” as defined in the JOBS Act. For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”); or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company the last day of the fiscal year following the fifth anniversary of our initial public offering, which is December 31, 2022.

Available Information

Our investor relations website is ir.ramacoresources.com and we encourage investors to use it as a way of easily finding information about us. We promptly make available on this website, free of charge, the reports that we file or furnish with the Securities and Exchange Commission (“SEC”), corporate governance information (including our Code of Conduct and Ethics) and press releases. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

Item 2. Properties

Summary Overview of Mining Operations

Information concerning our mining properties in this Annual Report has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which first became applicable to us for the fiscal year ended December 31, 2021. These requirements differ significantly from the previously applicable disclosure requirements of SEC Industry Guide 7. Among other differences, subpart 1300 of Regulation S-K requires us to disclose our mineral resources, in addition to our mineral reserves, as of the end of our most recently completed fiscal year both in the aggregate and for each of our individually material mining properties.

As used in this Annual Report, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with subpart 1300 of Regulation S-K. Under subpart 1300 of Regulation S-K, mineral resources may not be classified as “mineral reserves” unless the determination has been made by a qualified person that the indicated and measured mineral resources can be the basis of an economically viable project. You are specifically cautioned not to assume that any part or all of the mineral resources will ever be converted into mineral reserves, as defined by the SEC. See “Item 1A “Risk Factors”

You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have a too high of a degree of uncertainty as to their existence to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted to mineral reserves. See “Item 1A “Risk Factors”

The information that follows relating to the Elk Creek Complex and the Berwind/Knox Creek complex (the “Berwind/Knox Creek Complex”) is derived, for the most part, from, and in some instances is an extract from, the technical report summaries (“TRS”) relating to such properties prepared in compliance with the Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS’s, incorporated herein by reference and made a part of this Annual Report.

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The following map shows the location of our mining properties and offices, as of December 31, 2021:

At December 31, 2021, we had three mining properties, as summarized in the table below:

Property	Location	Controlled Acres	(years)	Stage	Produced (000) 2019	Produced (000) 2020	Produced (000) 2021	Mine Type	Quality	Processing Facilities - Transportation
Elk Creek Complex	Logan, Wyoming and Mingo Counties, WV	20,200	20+	Production	1,669	1,548	1,981	Underground, Highwall, Surface	High Volatile A, A/B, B	Elk Creek Preparation Plant - CSX RR, Truck
Berwind Complex	McDowell County, WV, Buchanan, Russell and Tazewell Counties, VA	103,400	20+	Production	188	147	226	Underground, Highwall, Surface	Low, Mid and High Volatile A	Knox Creek Preparation Plant - Truck, Norfolk Southern RR
RAM Mine	Washington County, PA	1,567	10	Development	0	0	0	Underground	High Volatile C	Truck, Barge
Total		125,167			1,857	1,695	2,207

At December 31, 2021, we owned or controlled, primarily through long-term leases, approximately 123,600 acres of coal in Virginia and West Virginia and 1,567 acres of coal in Pennsylvania. The aggregate annual production for our properties during the three most recently completed fiscal years are as follows: 2.2 million tons for fiscal year 2021, 1.7 million tons for fiscal year 2020 and 1.9 million tons for fiscal year 2019. Our preparation plants and loadout facilities are located on properties owned by us or held under leases which expire at varying dates over the next 30 years. Most of the leases contain options to renew. Many of these leases provide for a royalty payment to the lessor based on a specific price per ton of coal extracted or as a percentage of coal sales revenue. We believe that all of our leases were entered into at market terms.

Our executive headquarters occupies leased office space in Lexington, Kentucky and we lease office space in Charleston, West Virginia as an operations center. See Item 1. “Business - Our Projects” for specific information about our mining operations.

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We hold numerous environmental and mineral extraction permits, water rights and other permits, licenses and approvals from governmental authorities authorizing operations at each of our facilities. With respect to each facility at which we produce coal, permits, licenses and approvals are obtained as needed in the normal course of business based on our mine plans and federal, state, and local regulatory provisions regarding mine permitting and licensing. Based on our historical permitting experience, we expect to be able to continue to obtain necessary mining permits and approvals to support historical rates of production.

We are the operators of the mining and processing operations and the mining methods we use consist of surface, underground and highwall mining methods. The mining operations for the Elk Creek Complex and the Berwind/Knox Creek Complex are material to our business and are further described below.

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Elk Creek Complex

The Elk Creek Complex is located approximately 45 miles south of Charleston, West Virginia, in Logan, Wyoming, and Mingo Counties at N 37.698718, W 81.778297. The nearest town is Man, West Virginia, which is approximately five miles to the northwest of the Elk Creek Complex. The Elk Creek Complex is within the Southern West Virginia coal field of the Central Appalachia Coal Producing Region (the “CAPP Region”) of the United States.

Companies that previously mined on the Elk Creek Complex include Island Creek Coal Company (“Island Creek”) which started mining in the area in December 1904. Consolidation Coal Company, now known as Consol Energy, Inc. (“Consol”), bought Island Creek in July 1993 and continued operations in and around the area until the late-1990s when Consol idled its Elk Creek Mine. Ramaco Coal bought the property from Consol in 2012 and started production on the Elk Creek Complex in the fourth quarter of 2016. The 2012 purchase included acquisition of rail access, permitted impoundment and coal refuse disposal facilities, as well as numerous reclaimed, but permitted deep mines. Pittston Coal Company operated mines on the northern Huff Creek portion (McDonald and Baisden properties) of the Elk Creek Complex in the 1970s and 1980s before the company exited the coal mining business in 2001.

The Elk Creek Complex consists of approximately 20,200 acres of leased coal holdings. Within the Elk Creek Complex controlled coal holdings, 16,000 acres lie in Logan County, 2,800 acres in Wyoming County and 1,400 acres in Mingo County. The Elk Creek Complex is in the production stage and currently has four active mines, five planned and permitted mines, one permitted inactive mine, and one planned but not permitted mine. The five planned and permitted mines include two contour surface mine developing areas for a highwall miner, and three underground room and pillar mines, which use continuous miners for mine development. Ramaco began production of metallurgical coal at the complex in 2016. A majority of the underground mines implement retreat mining, which results in mining recovery of greater than 80 percent. Contour mining has an average mining recovery of approximately 90 percent, and the highwall mines have and average mining recovery of approximately 40 percent.

The Elk Creek Complex is mining several seams and seam splits, including the Chilton A, Upper Dorothy, Upper Dorothy 2, 3, and 4, Middle Dorothy, Lower Dorothy, Upper Cedar Grove, Lower Cedar Grove A, Lower Cedar Grove B, Lower Cedar Grove C, No. 2 Gas, Upper Alma, Lower Alma, Powellton, and Eagle seams.

Currently, there are four active mines within the complex:

●	Ram No. 1 Surface and Highwall Mine;
●	Stonecoal No. 2 Alma Deep Mine;
●	Rockhouse Eagle Deep Mine; and
●	No. 2 Gas Deep Mine.

There are five planned and permitted mines within the complex:

●	Michael Powellton Deep Mine, scheduled for late-2022 startup;
●	Crucible Lower Cedar Grove B and C seams, scheduled for early-2022 startup;
●	Ram No. 3 Surface and Highwall Mine, scheduled for 2023 startup;
●	Ram No. 2 Surface and Highwall Mine (which is the extension of Ram No. 1 above), scheduled for 2023 startup; and
●	Glenalum Tunnel #1 Deep Mine, scheduled for 2027 startup.

There is one permitted inactive mine, the Eight-Kay Deep Mine that is projected to start in 2027 and the Bens Creek Deep Mine is planned but is not yet permitted. The projected startup date for this mine is 2026. There are several other resource areas on the property which Ramaco may plan to mine and permit at a future date.

The current Elk Creek Complex Life-of-Mine (“LOM”) Plan projects mining through 2040; an expected mine life for the complex of 19 years. Ramaco projects total annual mine production to range from 2.0 to 2.6 million clean tons when the surface and continuous miner units are operating (2022 through 2028) and 0.5 to 1.6 million clean tons per year from 2029 through 2040 after surface mining ceases in 2028, in the absence of new mine development. It is likely future mines will be planned and scheduled, as necessary, from resource areas within the complex, to meet internal Ramaco production goals aligned with market conditions.

All Run-of-Mine (“ROM”) coal is washed at the Elk Creek Preparation Plant. The Elk Creek Preparation Plant, built in 2017 by Raw Resources Group located in Princeton, West Virginia, is a well designed and constructed preparation plant, with ROM processing capacity of 700 tons per hour.

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The book value of the Elk Creek Complex property and its associated plant and equipment was $186 million as of December 31, 2021. The Elk Creek Complex utilizes industry standard, modern surface and underground mining equipment, processing equipment and infrastructure that is in good operating condition and capable of meeting planned production requirements using prudent operating methods and operating schedules.

The Elk Creek Complex produces a high quality, high-volatile metallurgical coal. Historically, the market for metallurgical coal from the Elk Creek Complex has been domestic metallurgical coal consumers and the global seaborne metallurgical coal market. Coal produced from the complex is primarily high-volatile A and high-volatile B metallurgical coal. The Elk Creek Complex also produces thermal coal and specialty coals, which represent approximately five percent of sales.

Volatiles refers to the volatile matter contained in the coal. Classification of coal as low, mid or high-volatile refers to the specific volatile content within the coal, with coals of 17% to 22% volatile matter being classified as low-volatile, 23% to 31% as mid volatile and 32% or greater as high-volatile. The volatile matter in coal impacts coke yield (i.e. the amount of coke and coke by-products produced per ton of coal charged). Low-volatile coal contains more carbon, but too much carbon can result in coke oven damage. Too much volatile matter results in less carbon and reduces the volume of coke produced. Therefore, coke producers use blends of high-volatile and low-volatile coals for coke production.

We are unaware of any significant encumbrances to the Elk Creek Complex, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.

Berwind/Knox Creek Complex

The Berwind/Knox Creek Complex consists of three general properties or areas as follows:

●	Berwind Property;
●	Big Creek Property; and
●	Knox Creek Property.

The Berwind/Knox Creek Complex is located approximately 80 miles south of Charleston, West Virginia; 100 miles west of Roanoke, Virginia; 60 miles northeast of Kingsport, Tennessee; and 160 miles east/southeast of Lexington, Kentucky at N 37.164522, W 81.744893. The complex includes areas in Buchanan, Russell and Tazewell Counties, Virginia and McDowell County, West Virginia. The Berwind/Knox Creek Complex is within the Southwestern Virginia and Southern West Virginia coal fields of the CAPP Region of the United States.

The Berwind/Knox Creek Complex and surrounding area has an extensive history of coal mining, primarily by underground mining methods. Mining within the Berwind/Knox Creek Complex likely began in the early-1900s and there have been many different mine operators both large and small in the region since then.

The Berwind/Knox Creek Complex consists of approximately 103,400 acres of owned and leased coal holdings. Within the Berwind/Knox Creek Complex controlled coal holdings, 32,500 acres lie in McDowell County, West Virginia, 24,900 acres lie in Buchanan County, Virginia, 30,300 acres in Tazewell County, Virginia, and 15,700 acres in Russell County Virginia. The Berwind/Knox Creek Complex is in the production stage and currently has three active mines and two planned and permitted mines. The three active mines include one contour surface mine developing areas for a highwall miner, and two underground room and pillar mines, which use continuous miners for mine development. Ramaco began production of metallurgical coal at the complex in 2017. A majority of the underground mines implement retreat mining, which results in mining recovery of greater than 80 percent. Contour mining has an average mining recovery of approximately 90 percent, and the highwall mine has an average mining recovery of approximately 40 percent.

The Berwind/Knox Creek Complex is mining several seams and seam splits, including the Pocahontas 4, Pocahontas 3, Jawbone and Tiller seams.

Active Mines:

●	Berwind No. 1 Pocahontas 4 Deep Mine
●	Triad Pocahontas 4 Deep Mine
●	Big Creek Surface and Highwall Mine

Planned and Permitted Mines:

●	Big Creek Jawbone 1 Deep Mine, scheduled for mid-2022 startup
●	Laurel Fork Deep Mine, scheduled for mid-2022 startup

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We recently acquired the Laurel Fork Deep Mine as part of the purchase of the Amonate Assets, however, geology work has not been completed for this mining property and reserves have not been estimated.

The current Berwind/Knox Creek Complex LOM Plan projects mining through 2039, an expected mine life for the complex of 18 years. Ramaco projects total annual production to range from 0.8 to 1.0 million clean tons when the surface and continuous miner units are operating (2022 through 2023), and 0.4 to 0.8 million clean tons per year from 2024 through 2039 after surface mining ceases in 2023. These figures do not include mining on the Amonate reserves, which we anticipate adding between 0.7-0.9 million tons of annual production by the end of 2023. It is likely future mines will be planned and scheduled, as necessary, from resource areas within the complex, to meet internal Ramaco production goals aligned with market conditions.

Currently, all ROM coal is washed at the Knox Creek preparation plant. The Knox Creek preparation plant, built in 1981 by Powell Construction Company located in Johnson City, Tennessee, is a well designed and constructed preparation plant, with ROM processing capacity of 750 tons per hour.

The book value of the Berwind/Knox Creek Complex property and its associated plant and equipment is $96 million as of December 31, 2021. The Berwind/Knox Creek Complex utilizes industry standard, modern surface and underground mining equipment, processing equipment and infrastructure that is in good operating condition and capable of meeting planned production requirements using prudent operating methods and operating schedules.

The Berwind/Knox Creek Complex produces primarily a high quality, mid and low-volatile metallurgical coal. Historically, the market for metallurgical coal from the Berwind/Knox Creek Complex has been domestic metallurgical coal consumers and the global seaborne metallurgical coal market. The Berwind/Knox Creek Complex also produces a minimal quantity of thermal coal from the surface mine, which represents approximately two percent of its total coal sales.

We are unaware of any significant encumbrances to the Berwind/Knox Creek Complex, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.

Summary of Mineral Resources and Reserves

Summaries of our mineral resources and reserves at December 31, 2021, are set forth in Tables 1 and 2.

Table 1. Summary Mineral Resources at end of Fiscal Year ended December 31, 2021

	Measured Mineral Resources			Indicated Mineral Resources			Measured + Indicated Mineral Resources			Inferred Mineral Resources
		Coal Quality (Dry Basis) Raw			Coal Quality (Dry Basis) Raw			Coal Quality (Dry Basis) Raw			Coal Quality (Dry Basis) Raw
	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)
Area
Berwind/Knox Creek Complex
Berwind Property	197,215	21.80	92.20	40,825	21.80	92.20	238,040	21.80	92.20	4,495	21.80	92.20
Big Creek Property	30,150	13.60	90.50	—	—	—	30,150	13.60	90.50	—	—	—
Knox Creek Property	259,035	11.30	87.70	6,765	11.30	87.70	265,800	11.30	87.70	—	—	—
Elk Creek
Ram Surface	95,250	15.74	88.65	14,055	15.74	88.65	109,305	15.74	88.65	—	15.74	88.65
Crucible Deep	2,285	8.74	84.04	730	8.74	84.04	3,015	8.74	84.04	—	8.74	84.04
Stonecoal No. 2 Alma Deep Mine	24,005	15.25	87.44	5,135	15.25	87.44	29,140	15.25	87.44	—	15.25	87.44
Michael Powellton Mine	2,460	32.24	97.85	—	32.24	97.85	2,460	32.24	97.85	—	32.24	97.85
Rockhouse Eagle Deep Mine	4,065	19.62	89.07	35	19.62	89.07	4,100	19.62	89.07	—	19.62	89.07
Moorfork Mine	2,390	15.49	82.24	360	15.49	82.24	2,750	15.49	82.24	—	15.49	82.24
Bens Creek Deep Mine	15,510	25.83	93.81	24,425	25.83	93.81	39,935	25.83	93.81	—	25.83	93.81
Lower War Eagle	4,965	21.76	90.64	2,870	21.76	90.64	7,835	21.76	90.64	70	21.76	90.64
Glenalum Tunnel #1 Deep Mine	9,295	4.80	81.13	10,855	4.80	81.13	20,150	4.80	81.13	815	4.80	81.13
Gilbert Deep Mine	2,085	23.56	92.66	2,565	23.56	92.66	4,650	23.56	92.66	85	23.56	92.66
Ram
Ram Mine	3,724	6.00	81.12	7,716	6.00	81.12	11,440	6.00	81.12	—	—	—
Grand Total	652,434			116,336			768,770			5,465

Notes:

●	Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves.
●	Resource probable economic mineability is based on underground minable resources with 2.0 feet minimum seam thickness, surface and highwall mines with 1.0 feet minimum seam thickness, area mining with a cutoff stripping ratio of 20:1, and primarily metallurgical low and mid-volatile coal at the Berwind/Knox Creek Complex realizing a sales price of $142 per ton at a cash cost of $77 per clean ton (FOB Mine) and primarily a metallurgical high-volatile A and high-volatile B coal at the Elk Creek Complex realizing a sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine).
●	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

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Table 2. Summary Mineral Reserves at end of Fiscal Year ended December 31, 2021

	Proven Mineral Reserves			Probable Mineral Reserves			Proven + Probable Mineral Reserves
		Coal Quality (Dry Basis) Raw			Coal Quality (Dry Basis) Raw			Coal Quality (Dry Basis) Raw
	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)
Area
Berwind/Knox Creek Complex
Berwind Property
Pocahontas No. 1 Deep Mine	9,295	23.39	92.58	25	23.39	92.58	9,320	23.39	92.58
Triad Pocahontas 4 Deep Mine	90	23.02	92.35	—	—	—	90	23.02	93.25
Knox Creek Property
Big Creek Surface and Highwall Mine	450	18.36	89.73	—	—	89.73	450	18.36	89.73
Jawbone	670	10.91	93.39	—	—	—	670	10.91	93.39
Elk Creek Complex
Ram Surface and Highwall Mine	1,965	15.10	87.10	35	15.10	87.10	2,000	15.10	87.10
Ram Surface 3 and Highwall Mine	2,760	15.80	87.80	440	15.80	87.80	3,200	15.80	87.80
Crucible Deep	4,305	10.40	84.10	645	10.40	84.10	4,950	10.40	84.10
Stonecoal No. 2 Alma Deep Mine	5,010	23.80	84.60	290	23.80	84.60	5,300	23.80	84.60
Michael Powellton Mine	60	42.80	104.60	—	—	—	60	42.80	104.60
Rockhouse Eagle Deep Mine	2,045	16.30	87.80	495	16.30	87.80	2,540	16.30	87.80
No. 2 Gas Deep Mine	2,085	27.90	94.40	455	27.90	94.40	2,540	27.90	94.40
Eight-Kay	1,390	12.30	85.70	240	12.30	85.70	1,630	12.30	85.70
Bens Creek Deep Mine	1,670	28.60	95.80	170	28.60	95.80	1,840	28.60	95.80
Glenalum Tunnel #1 Deep Mine	2,380	5.90	81.80	2,190	5.90	81.80	4,570	5.90	81.80
Grand Total	34,175			4,985			39,160

Notes:

●	Clean recoverable reserve tonnage based on underground mining recovery of 50 to 80 percent (contingent upon retreat mining capability), 90 percent for surface mining, 40 percent for highwall mining, theoretical preparation plant yield, and a 95 percent preparation plant efficiency.
●	Mineral Reserves estimated for the Berwind/Knox Creek Complex are based primarily on metallurgical low and mid-volatile coal at the Berwind/Knox Creek Complex realizing a sales price of $142 per ton at a cash cost of $77 per clean ton (FOB Mine) and primarily a metallurgical high-volatile A and high-volatile B coal at the Elk Creek Complex realizing a sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine).
●	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.
●	Mineral Reserves are reported exclusive of Mineral Resources.

Our coal resource and reserve estimates at December 31, 2021, were prepared by a qualified person (“QP”) and have a basis in periodic, historical reserve studies completed by third-party geological engineering firms. Our coal resource and reserve estimates are based on data obtained from our drilling activities and other available geologic data. Acquisitions or sales of coal properties will change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam. The most recent studies of our coal reserves for the Elk Creek Complex, Berwind/Knox Creek Complex and RAM Mine were prepared by an independent engineering firm, Weir International, Inc. (“Weir”). In periods between third party updates, we update reserves utilizing our internal staff of engineers and geologists based upon production data. We intend to continue to periodically retain outside experts to assist management with the verification of our estimates of our coal reserves going forward.

In our most recent reserve studies, Weir prepared our reserve reporting in compliance with the Regulation S-K 1300 requirements. Weir initiated this process with us by completing a historical project review as well as its validation of our complete drill hole database. Weir validated that property control is accurately reflected in reserve modeling, verifying the latest property boundaries, including control by each individual seam. Weir also examined reserve boundaries to ensure agreement with mining parameters, such as minimum thickness, minimum yield and minimum inter-burden between seams. Resource classification is determined based on the expectation of our meeting these mining parameters. Weir also conducted mining integrity checks to ensure each reserve area is minable.

In determining whether our reserves meet this standard, we take into account, among other things, our potential ability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining or renewing mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Further, the economic recoverability of our reserves is based on market conditions including contracted pricing, market pricing and overall demand for our coal. Thus, the actual value at which we no longer consider our reserves to be economically recoverable varies depending on the length of time in which the specific market conditions are expected to last. We consider our reserves to be economically recoverable at a price in excess of our cash costs to mine the coal and fund our ongoing replacement capital. The reserves in this Annual Report are classified by reliability or accuracy in decreasing order of geological assurance as Proven (Measured) and Probable (Indicated).

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Summaries of the Berwind/Knox Creek Complex’s and Elk Creek Complex’s mineral resources and mineral reserves as of December 31, 2021 and December 31, 2020 are shown below. Weir served as the QP and prepared the estimates of mineral resources and mineral reserves at the Berwind/Knox Creek Complex and Elk Creek Complex. A copy of the QP’s TRS with respect to the mineral resource and reserve estimates at the Berwind/Knox Creek Complex, dated November 22, 2022, with an effective date of December 31, 2021 (the “Berwind TRS”), is filed as Exhibit 96.1 and at the Elk Creek Complex, dated November 22, 2022, with an effective date of December 31, 2021 (the “Elk Creek TRS”), is filed as Exhibit 96.2 hereto.

	Year ended December 31,
	2021		2020
(in millions)	Measured + Indicated In-Place Resources	Proven + Probable Clean Recoverable Reserves	Proven + Probable Clean Recoverable Reserves
Area
Berwind/Knox Creek Complex	534	10	144
Elk Creek Complex	223	29	113
Total	757	39	257

The combined measured and indicated resources were previously not reported in the fiscal year ending December 31, 2020 but have been included for fiscal year ending December 31, 2021 as a result of changes in reporting requirements. The combined proven and probable reserves at the Berwind/Knox Creek Complex and the Elk Creek Complex decreased by approximately 92.7 percent and 74.7 percent, respectively. The decreases in proven and probable reserves were primarily the result of changes in determination of reserve classifications under requirements of subpart 1300 of Regulation S-K and to a lesser extent due to acquisition of upper seams at the Berwind property at the Berwind/Knox Creek Complex, acquisition of the Big Creek property at the Berwind/Knox Creek Complex, improved coal sales prices, and depletion from production activity.

Key assumptions and parameters relating to the mineral resources and mineral reserves at the Berwind/Knox Creek Complex and the Elk Creek Complex are discussed in Sections 11 and 12 of the Berwind TRS and the Elk Creek TRS, respectively.

Internal Controls

In our exploration and mineral resource and reserve estimation efforts, we utilize an American National Standards Institute certified third-party laboratory, which has in-house quality control and assurance procedures. Once in possession of the samples, the laboratory standard sample preparation and security procedures are followed. After the sample has been tested, reviewed, and accepted, the disposal of the sample is done in accordance with local, state and EPA approved methods.

Weir has determined the sample preparation, security and analysis procedures used for our drillhole samples meet current coal industry standards and practices for quality testing, with laboratory results suitable to use for geological modeling, mineral resource estimation and economic evaluation.

Year-end reserve estimates are and will continue to be reviewed by our Chief Executive Officer and other senior management, and revisions are communicated to our board of directors. Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenue or higher than expected costs. Actual production recovered from identified reserve areas and properties, and revenue and expenditures associated with our mining operations, may vary materially from estimates.

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PART II

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”), the principal executive officer, and Chief Financial Officer (“CFO”), the principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d - 15(e) promulgated under the Exchange Act, as amended. Based on this evaluation, the Company concluded that our disclosure controls and procedures as of December 31, 2021 specifically relating to information technology systems that support the Company’s financial reporting process were not effective at the reasonable assurance level as a result of the material weakness disclosed below.

Management’s Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of this assessment, management identified a material weakness in internal control over financial reporting related to information technology general controls (ITGCs) in the areas of user access and certain automated and manual business process controls that are dependent on the affected ITGCs. Management has concluded that this deficiency constitutes a material weakness. As a result of the material weakness discussed above, management has concluded that the Company's internal control over financial reporting was ineffective as of December 31, 2021. Notwithstanding this material weakness, the Company’s management has concluded that the consolidated financial statements, included in the Annual Report, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting standards.

Management Plans to Remediate Material Weakness. This material weakness did not result in any material misstatement of the Company’s consolidated financial statements for the periods presented. The Company has begun the process of designing and implementing effective internal control measures to improve its internal controls over financial reporting and remediate this material weakness. The Company’s efforts include modifying information technology general controls over user access and implementing additional controls designed to detect issues that may arise over user access and segregation of duties conflicts. We will consider the material weakness remediated after the applicable controls operate for a sufficient period of time, and management has concluded, through testing, that the controls are operating effectively.

Attestation Report of the Registered Public Accounting Firm

Pursuant to Regulation S-K Item 308(b), this Annual Report on Form 10-K does not include an attestation report of our Company's independent registered public accounting firm regarding internal control over financial reporting.

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PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)	The following documents are filed as part of this Annual Report:

(1)	Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets as of December 31, 2021 and 2020

Consolidated Statements of Operations for the Years Ended December 31, 2021, 2020 and 2019

Consolidated Statements of Equity for the Years Ended December 31, 2021, 2020 and 2019

Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019

Notes to Consolidated Financial Statements

(b)	Exhibits

Exhibit Number	Description

2.1	Master Reorganization Agreement, dated February 1, 2017, by and among Ramaco Resources, Inc., Ramaco Development, LLC, Ramaco Merger Sub, LLC and the other parties named therein (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 7, 2017)

3.1	Amended and Restated Certificate of Incorporation of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

3.2	Amended and Restated Bylaws of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

3.3	Amendment No. 1 to the Amended and Restated Bylaws of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 15, 2020)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

4.2	Registration Rights Agreement, dated as of February 8, 2017, by and among Ramaco Resources, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

4.3	Shareholders’ Agreement, dated as of February 8, 2017, by and among Ramaco Resources, Inc., Yorktown Energy Partners IX, L.P., Yorktown Energy Partners X, L.P., Yorktown Energy Partners XI, L.P., Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP, and ECP Mezzanine B (Ramaco IP), LP. (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

4.4	Description of Securities (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021)

4.5	Indenture, dated as of July 13, 2021, between Ramaco Resources, Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021)

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Exhibit Number	Description

4.6	First Supplemental Indenture, dated as of July 13, 2021, between Ramaco Resources, Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021)

4.7	Form of 9.00% Senior Note due 2026 (incorporated by reference to Exhibit 4.2.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021)

†10.1	Ramaco Resources, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-8 (File No. 333-215913) filed with the Commission on February 6, 2017)

10.2	Berwind Mutual Cooperation Agreement, dated August 20, 2015, by and between Ramaco Resources, LLC and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.3	Elk Creek Mutual Cooperation Agreement, dated August 20, 2015, by and between Ramaco Resources, LLC and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.4	Indemnification Agreement, dated August 20, 2015, by and between Ramaco Coal, LLC and Ramaco Development, LLC (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.5	RAM Mine Mutual Cooperation Agreement, dated August 20, 2015, by and between RAM Mining, LLC and Ramaco Northern Appalachia, LLC (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.6	Promissory Note, dated August 31, 2016, by and between Ramaco Development, LLC, as maker, and Ramaco Coal, LLC, as noteholder (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.7	Corporate Guaranty, dated August 20, 2015, by and between Ramaco Coal, LLC, as guarantor, and RAMACO Development, LLC as oblige (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.8	Corporate Guaranty, dated August 20, 2015, by and between RAMACO Development, LLC, as guarantor, and Ramaco Coal, LLC, as oblige (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.9	Berwind Sublease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.10	First Amendment to Berwind Lease Agreement and Sublease, dated February 2016, by and among Berwind Land Company, Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.11	Second Amendment to Berwind Sublease, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.12	Third Amendment to Berwind Lease Agreement and Consent to Sublease, dated December 19, 2017, by and between Berwind Land Company and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)

10.13	Elk Creek Coal Lease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

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Exhibit Number	Description

10.14	Amendment No. 1 to Elk Creek Coal Lease Agreement, dated December 31, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.15	Amendment No. 2 to Elk Creek Coal Lease Agreement, dated March 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.16	Amendment No. 3 to Elk Creek Coal Lease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.17	Amendment No. 4 to Elk Creek Coal Lease Agreement, dated January 12, 2017, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)

10.18	Amendment No. 5 to Elk Creek Coal Lease Agreement, dated September 28, 2018, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)

10.19	Amendment No. 6 to Elk Creek Coal Lease Agreement, dated December 21, 2018, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.19 of the Company’s Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)

10.20	Amendment No. 7 to Elk Creek Coal Lease Agreement, dated February 1, 2019, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.20 of the Company’s Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)

10.21	Elk Creek Surface Rights Lease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.22	Amendment No. 1 to Elk Creek Surface Rights Lease Agreement, dated December 31, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.23	Amendment No. 2 to Elk Creek Surface Rights Lease Agreement, dated March 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.24	Amendment No. 3 to Elk Creek Surface Rights Lease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.25	Mutual Services Agreement, dated December 22, 2017, by and between Ramaco Development, LLC and Ramaco Coal, LLC (incorporated by reference to Exhibit 10.23 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on March 21, 2018)

10.26	NRP Sublease Agreement, dated August 19, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

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Exhibit Number	Description

10.27	Amendment No. 1 to NRP Sublease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.28	Amended and Restated Lease Agreement, dated August 20, 2015, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC, RAM Mining, LLC and RAMACO Mining, LLC (incorporated by reference to Exhibit 10.26 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.29	Amendment No. 1 to Amended and Restated Lease Agreement, dated December 31, 2015, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.27 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.30	Amendment No. 2 to Amended and Restated Lease Agreement, dated March 31, 2016, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.31	Amendment No. 3 to Amended and Restated Lease Agreement, dated August 31, 2016, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

†10.32	Ramaco Development, LLC 2016 Membership Unit Option Plan (incorporated by reference to Exhibit 10.30 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

†10.33	Form of Ramaco Resources, Inc. Stock Option Notice and Agreement (incorporated by reference to Exhibit 10.31 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

†10.34	Form of Amendment to Option Agreement (incorporated by reference to Exhibit 10.32 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

†10.35	Indemnification Agreement (Randall Atkins) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.36	Indemnification Agreement (Michael Bauersachs) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.37	Indemnification Agreement (Mark Clemens) (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.38	Indemnification Agreement (Patrick C. Graney) (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.39	Indemnification Agreement (W. Howard Keenan, Jr.) (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.40	Indemnification Agreement (Trent Kososki) (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.41	Indemnification Agreement (Bryan H. Lawrence) (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

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Exhibit Number	Description

†10.42	Indemnification Agreement (Tyler Reeder) (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.43	Indemnification Agreement (Marc Solochek) (incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.44	Indemnification Agreement (Richard M. Whiting) (incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.45	Indemnification Agreement (Michael Windisch) (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.46	Indemnification Agreement (Bruce E. Cryder) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 5, 2017)

†10.47	Indemnification Agreement (Christopher L. Blanchard) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 29, 2017)

†10.48	Indemnification Agreement (Peter Leidel) (incorporated by reference to Exhibit 10.48 of the Company’s Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020)

†10.49	Indemnification Agreement (Trent Kososki) (incorporated by reference to Exhibit 10.49 of the Company’s Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020)

†10.50	Indemnification Agreement (C. Lynch Christian, III) (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020)

†10.51	Indemnification Agreement (Mahmud Riffat) (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

†10.52	Indemnification Agreement (David E. K. Frischkorn, Jr.) (incorporated by reference to Exhibit 10.52 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

†10.53	Indemnification Agreement (E. Forrest Jones, Jr.) (incorporated by reference to Exhibit 10.53 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

†10.54	Indemnification Agreement (Aurelia Skipwith Giacometto) (incorporated by reference to Exhibit 10.54 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021).

†10.55	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020)

†10.56	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Randall W. Atkins (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 13, 2019)

†10.57	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Michael D. Bauersachs (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 13, 2019)

†10.58	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Christopher L. Blanchard (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K/A (File No. 001-38003) filed with the Commission on December 16, 2019)

†10.59	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Jeremy R. Sussman (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K/A (File No. 001-38003) filed with the Commission on December 16, 2019)

10.60	Credit and Security Agreement, dated November 22, 2019, by and among: (i) Key Equipment Finance, a division of Keybank National Association, as administrative agent, collateral agent, lender and issuer; (ii) such other lenders that are now or hereafter become a party thereto; and (iii) the Company, Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as borrower (incorporated by reference to Exhibit 10.57 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020)

A - 30

Exhibit Number	Description

10.61	Promissory Note dated April 20, 2020 by Ramaco Resources, Inc., Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as borrowers, and Key Equipment Finance, a Division of KeyBank National Association, as lender (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020)

10.62	Promissory Note dated April 16, 2020 by Ramaco Resources, Inc. in favor of KeyBank National Association (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020)

10.63	Ramaco Resources, Inc. Change in Control and Severance Plan, effective as of April 27, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 28, 2020)

10.64	Separation and Consulting Agreement, dated December 31, 2020, by and between Ramaco Resources, Inc. and Michael D. Bauersachs (incorporated by reference to Exhibit 10.65 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

10.65	Amended and Restated Credit and Security Agreement, dated October 29, 2021, by and among Ramaco Resources, Inc., Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as the borrowers, the lenders party thereto and KeyBank National Association, as the administrative agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on November 2, 2021)

†10.66	First Amendment to the Ramaco Resources, Inc. Long-Term Incentive Plan. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 2, 2022)

10.67	Asset Purchase Agreement, dated as of October 26, 2021, among Ramaco Resources, Inc., Coronado IV LLC, Buchanan Minerals, LLC and Buchanan Mining Company, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on October 26, 2021)

16.1	Letter from Briggs & Veselka Co. to Securities and Exchange Commission dated January 21, 2022. (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on January 24, 2022)

21.1	Subsidiaries of Ramaco Resources, Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021)

*23.1	Consent of Briggs & Veselka Co.

*23.2	Consent of Weir International, Inc.

+23.3	Consent of True Line, Inc.

*23.4	Consent of Crowe LLP

*31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002

*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

95.1	Mine Safety Disclosure (incorporated by reference to Exhibit 95.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021)

*96.1	Mineral resource and reserve estimates at the Berwind/Knox Creek Complex, dated November 22, 2022, with an effective date of December 31, 2021

*96.2	Mineral resource and reserve estimates at the Elk Creek Complex, dated November 22, 2022, with an effective date of December 31, 2021

*101	Interactive Data Files including the following information from the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, formatted in inline extensible business reporting language (“Inline XBRL”): (i) Cover Page Interactive Data and (ii) the Financial Statements listed on the first page of Item 8. The financial information contained in the XBRL-related documents is “unaudited” and “unreviewed.”

*104	Cover Page Interactive Data File (formatted in Inline XBRL and included in the Interactive Data Files submitted under Exhibit 101).

*    Exhibit filed herewith.

** Exhibit furnished herewith.

+   Exhibit previously filed.

†    Management contract or compensatory plan or agreement.

A - 31

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December [●], 2022	By:
Randall W. Atkins
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

December [●], 2022	By:
Randall W. Atkins
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

December [●], 2022	By:
Jeremy R. Sussman
Chief Financial Officer
(Principal Financial Officer)

December [●], 2022	By:
John C. Marcum
Chief Accounting Officer
(Principal Accounting Officer)

December [●], 2022	By:
Bryan H. Lawrence
Director

December [●], 2022	By:
Richard M. Whiting
Director

December [●], 2022	By:
Patrick C. Graney, III
Director

December [●], 2022	By:
C. Lynch Christian III
Director

December [●], 2022	By:
Peter Leidel
Director

December [●], 2022	By:
Aurelia Skipwith Giacometto
Director

A - 32

December [●], 2022	By:
David E. K. Frischkorn, Jr.
Director

December [●], 2022	By:
E. Forrest Jones, Jr.
Director

A - 33

EXHIBIT B

Exhibits 31.1 and 31.2 to the Form Amendment

(Attached)

Exhibit 31.1

Certification of Chief Executive Officer

pursuant to Rule 13a-14(a) and Rule 15d-14(a)

of the Securities Exchange Act of 1934, as amended

I, Randall W. Atkins, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A for the year ended December 31, 2021 of Ramaco Resources, Inc. (the “registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December , 2022
Randall W. Atkins
Chairman and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

pursuant to Rule 13a-14(a) and Rule 15d-14(a)

of the Securities Exchange Act of 1934, as amended

I, Jeremy R. Sussman, certify that:

6.	I have reviewed this Annual Report on Form 10-K/A for the year ended December 31, 2021 of Ramaco Resources, Inc. (the “registrant”);

7.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

9.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

10.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December , 2022
Jeremy R. Sussman
Chief Financial Officer

EXHIBIT C

Exhibit 96.1 to the Form Amendment

C - 1

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Notice

Weir International, Inc. (WEIR) was retained by Ramaco Resources, LLC (Ramaco) to prepare this Technical Report Summary (TRS) related to Ramaco’s Berwind Complex. This report provides a statement of Ramaco’s coal reserves and resources at its Berwind Complex and has been prepared in accordance with the United States Securities and Exchange Commission (SEC), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (CFR) § 229.601(b)(96)(iii)(B) reporting requirements. This report was prepared for the sole use of Ramaco and its affiliates and is effective as of December 31, 2021.

This report was prepared by full-time WEIR personnel who meet the SEC’s definition of Qualified Persons (QPs) with sufficient experience in the relevant type of mineralization and deposit under consideration in this report.

In preparing this report, WEIR relied upon data, written reports and statements provided by Ramaco. WEIR has taken all appropriate steps, in its professional opinion, to ensure information provided by Ramaco is reasonable and reliable for use in this report.

The accuracy of reserve and resource estimates are, in part, a function of the quality and quantity of available data at the time this report was prepared. Estimates presented herein are considered reasonable. However, they should be accepted with the understanding that with additional data and analysis available subsequent to the date of this report, the estimates may necessitate revision which may be material. Certain information set forth in this report contains “forward-looking information”, including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The assumptions used to develop the forward-looking information and the risks that could cause the actual results to differ materially are detailed in the body of this report.

WEIR and its personnel are not affiliates of Ramaco or any other entity with ownership, royalty or other interest in the subject property of this report.

Weir International, Inc. hereby consents to the use of Ramaco’s Berwind Complex coal reserve and resource estimates as of December 31, 2021.

Qualified Person:	/s/ Weir International, Inc.

Date:	November 22, 2022

Address:	Weir International, Inc.
1431 Opus Place, Suite 210
Downers Grove, IL 60515

November 22, 2022	Page i

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

November 22, 2022	Page ii

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

7.0	Exploration	34
7.1	Non-Drilling Exploration	34
7.2	Drilling	34
7.3	Hydrogeological Data	35
7.4	Geotechnical Data	36
7.5	Site Map and Drillhole Locations	37
7.6	Other Relevant Drilling Data	38

8.0	Sample Preparation, Analyses, and Security	39
8.1	Sample Preparation Methods and Quality Control	39
8.2	Laboratory Sample Preparation, Assaying, and Analytical Procedures	39
8.2.1	SGS North America Inc.	39
8.2.2	Precision Testing Laboratory, Inc	39
8.2.3	Other Laboratories	39
8.3	Quality Control Procedures and Quality Assurance	40
8.4	Sample Preparation, Security, and Analytical Procedures Adequacy	40

9.0	Data Verification	41
9.1	Data Verification Procedures	41
9.2	Data Verification Limitations	42
9.3	Adequacy of Data	42

10.0	Mineral Processing and Metallurgical Testing	43
10.1	Mineral Processing Testing and Analytical Procedures	43
10.2	Mineralization Sample Representation	43
10.3	Analytical Laboratories	43
10.4	Relevant Results and Processing Factors	44
10.5	Data Adequacy	45

11.0	Mineral Resource Estimates	46
11.1	Key Assumptions, Parameters, and Methods	46
11.2	Estimates of Mineral Resources	50
11.3	Technical and Economic Factors for Determining Prospects of Economic Extraction	51
11.4	Mineral Resource Classification	52
11.5	Uncertainty in Estimates of Mineral Resources	55
11.6	Additional Commodities or Mineral Equivalent	57
11.7	Risk and Modifying Factors	57

12.0	Mineral Reserve Estimates	59
12.1	Key Assumptions, Parameters, and Methods	59
12.2	Estimates of Mineral Reserves	60
12.3	Estimates of Reserve Cut-off Grade	61
12.4	Mineral Reserve Classification	62
12.5	Coal Reserve Quality and Sales Price	63
12.6	Risk and Modifying Factors	63

13.0	Mining Methods	65
13.1	Geotechnical and Hydrological Models	65
13.1.1	Geotechnical Model	65

November 22, 2022	Page iii

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.0	Mining Methods (Cont.)
13.1.2	Hydrogeological Model	67
13.1.3	Other Mine Design and Planning Parameters	68
13.2	Production, Mine Life, Dimensions, Dilution, and Recovery	69
13.2.1	Production Rates	69
13.2.2	Expected Mine Life	70
13.2.3	Mine Design Dimensions	71
13.2.4	Mining Dilution	72
13.2.5	Mining Recovery	72
13.3	Development and Reclamation Requirements	72
13.3.1	Underground Development Requirements	72
13.3.2	Reclamation (Backfilling) Requirements	73
13.4	Mining Equipment and Personnel	73
13.4.1	Mining Equipment	73
13.4.2	Staffing	75
13.5	Life of Mine Plan Map	78

14.0	Processing and Recovery Methods	81
14.1	Plant Process and Flowsheet	81
14.2	Plant Processing Design, Equipment Characteristics and Specifications	82
14.3	Energy, Water, Process Materials, and Personnel Requirements	84

15.0	Infrastructure	86
15.1	Roads	86
15.2	Rail	86
15.3	Power	86
15.4	Water	86
15.5	Pipelines	87
15.6	Port Facilities, Dams, and Refuse Disposal	87
15.7	Map of Infrastructure	88

16.0	Market Studies	89
16.1	Markets	89
16.2	Material Contracts	90
16.3	Price Forecast	90

17.0	Environmental Studies, Permitting, and Local Individuals or Groups Agreements	92
17.1	Environmental Studies	92
17.2	Refuse Disposal and Water Management	93
17.3	Permits and Bonding	97
17.4	Local Stakeholders	97
17.5	Mine Closure Plans	98
17.6	Environmental Compliance, Permitting, and Local Individuals or Groups Issues	99

18.0	Capital and Operating Costs	100
18.1	Capital Expenditures	100
18.2	Operating Costs and Risks	102

November 22, 2022	Page iv

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

19.0	Economic Analysis	105
19.1	Assumptions, Parameters, and Methods	105
19.2	Economic Analysis and Annual Cash Flow Forecast	106
19.3	Sensitivity Analysis	108

20.0	Adjacent Properties	110

21.0	Other Relevant Data and Information	111

22.0	Interpretations and Conclusions	112
22.1	Summary of Interpretations and Conclusions	112
22.2	Significant Risks and Uncertainties	112

23.0	Recommendations	115

24.0	References	116

25.0	Reliance on Information Provided by the Registrant	117

FIGURES

Figure 1.1-1	General Location Map	3
Figure 6.3-1	Berwind Stratigraphic Column	32
Figure 6.3-2	Berwind Cross Section SW to NE	33
Figure 7.5-1	Drillhole Locations	37
Figure 10.4-1	Preparation Plant Recovery	44
Figure 11.4-1	Variogram Model Tiller No. 1 Seam Thickness	54
Figure 13.5-1	Life of Mine Plans, Berwind No. 1 Pocahontas 4 Deep Mine and Triad Pocahontas 4 Deep Mine	78
Figure 13.5-2	Life of Mine Plan, Big Creek Surface and Highwall Mine	79
Figure 13.5-3	Life of Mine Plan, Big Creek Jawbone 1 Deep Mine	80
Figure 14.1-1	Simplified Preparation Plant Flowsheet	81
Figure 15.7-1	Mine Infrastructure	88
Figure 16.1-1	Metallurgical Coal Sales Prices	89
Figure 16.1-2	Historical and Forecast Coal Sales Prices	91
Figure 18.1-2	Historical and Projected LOM Plan Capital Expenditures	100
Figure 18.2-1	Berwind Complex Historical and LOM Plan Operating Costs	102
Figure 19.1-1	FOB Mine Coal Sales Price Forecast	106
Figure 19.2-1	Annual Cash Flow Forecast	106
Figure 19.3-1	Net Present Value Sensitivity Analysis	109

November 22, 2022	Page v

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

TABLES

Table 1.5-1	In-Place Coal Resource Tonnage and Quality Estimate, as of December 31, 2021	6
Table 1.5-2	Recoverable Coal Reserve Tonnage and Quality Estimate, as of December 31, 2021	7
Table 1.6-1	Key Operating Statistics	8
Table 1.7-1	Berwind Complex Mining and NPDES Permits	10
Table 3.3-1	Berwind Property Control	20
Table 3.4-1	Berwind Property Mineral Control	20
Table 3.4-1	Berwind Property Mineral Control (continued)	21
Table 3.5-1	Permit Status	22
Table 5.2-1	Previous Exploration	28
Table 7.2-1	Drilling Programs	34
Table 10.4-1	Historical Preparation Plant Recovery	45
Table 11.1-1	Stratigraphic Model Interpolators	47
Table 11.1-2	Drillhole Statistics	48
Table 11.2-1	In-Place Coal Resource Tonnage and Quality Estimate as of December 31, 2021	50
Table 11.4-1	Theoretical Variogram Ranges	54
Table 11.4-2	Statistics for Berwind Complex Composited Samples	55
Table 12.1-3	Recoverable Coal Reserve Tonnage and Quality Estimate as of December 31, 2021	60
Table 12.1-4	Reserve Validation	61
Table 12.5-1	Average Reserve Coal Quality	63
Table 13.2.1-1	Berwind Complex Historical Clean Production	70
Table 13.2.1-2	Berwind Complex LOM Plan Projected ROM and Clean Production, and Preparation Plant Yield	70
Table 13.4.1-1	Standard/Typical Continuous Miner Section Equipment	73
Table 13.4.1-2	Berwind Complex Primary Underground Equipment Fleet	74
Table 13.4.1-3	Surface Mining Equipment	74
Table 13.4.2-1	Current Staffing	75
Table 13.4.2-2	LOM Plan Staffing	75
Table 13.4.2-3	Berwind Complex Manhours Worked, NFDL Injuries and NFDL Incidence Rate	76
Table 13.4.2-4	Plant Manhours Worked, NFDL Injuries and NFDL Incidence Rate	77
Table 14.2-1	Major Preparation Plant and Material Handling Equipment	83
Table 17.3-1	Berwind Complex Mining and NPDES Permits	97
Table 18.2-1	LOM Plan Annual Operating Cost and Capital Expenditures	103
Table 19.2-1	Annual Cash Flow Forecast Detail	106
Table 19.2-2	After-Tax NPV, IRR, Cumulative Cash Flow, and ROI	107
Table 19.2-3	Key Operating Statistics	108
Table 22.2-1	Berwind Complex Risk Assessment Summary	113
Table 25.1	Information Relied Upon from Registrant	117

November 22, 2022	Page vi

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

APPENDIX A - EXHIBIT

Exhibit 6.3-2	Berwind Complex, Geological Cross Sections	118

November 22, 2022	Page vii

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

1.0	Executive Summary

WEIR was retained by Ramaco Resources, Inc. (Ramaco) to prepare a Technical Report Summary (TRS) related to Ramaco’s Berwind Complex coal holdings This report has been prepared in accordance with the United States Securities and Exchange Commission (SEC), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (CFR) § 229.601(b)(96)(iii)(B) reporting requirements.

1.1	Property Description

The Berwind Complex consists of three general properties or areas as follows:

•	Berwind Property

•	Big Creek Property

•	Knox Creek Property

The Berwind Complex is located approximately 80 miles south of Charleston, West Virginia; 100 miles west of Roanoke, Virginia; 60 miles northeast of Kingsport, Tennessee; and 160 miles east/southeast of Lexington, Kentucky at 37.164522 degrees North Latitude and 81.744893 degrees West Longitude on the World Geodetic System (WGS 84) reference coordinate system. The complex includes areas in Buchanan, Russell and Tazewell Counties, Virginia and McDowell County, West Virginia. The Berwind Complex is within the Southwest Virginia and Southern West Virginia coal fields of the Central Appalachia Coal Producing (CAPP) Region of the United States (see Figure 1.1-1).

The Berwind Complex consists of approximately 103,400 acres of owned and leased coal holdings. Within the Berwind Complex controlled coal holdings, 32,500 acres lie in McDowell County, West Virginia, 24,900 acres lie in Buchanan County, Virginia, 30,300 acres in Tazewell County, Virginia, and 15,700 acres in Russell County Virginia. Currently, there are three active mines and two planned and permitted mines within the complex:

Active Mines:

•	Berwind No. 1 Pocahontas 4 Deep Mine

•	Triad Pocahontas 4 Deep Mine

•	Big Creek Surface and Highwall Mine

November 22, 2022	Page 1

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Planned and Permitted Mines:

•	Big Creek Jawbone 1 Deep Mine, scheduled for mid-2022 startup

•	Laurel Fork Deep Mine, scheduled for mid-2022 startup

The Laurel Fork Deep Mine was recently acquired by Ramaco, however, geology work has not been completed for this mining property. Therefore, the Laurel Fork Deep Mine will not be included in this TRS.

November 22, 2022	Page 2

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Figure 1.1-1          General Location Map

Pennsylvania
Pittsburgh
Columbus
Cincinnati
Louisville
Philadelphia
Washington
Maryland
West Virginia
Virginia
Norfolk
Raleigh
Charlotte
VGA, Esri, HERE, Garmin, FAO, NOAA, USGS, EPA, Esri, USGS
Wyoming County
N
Indian Ridge
Twin Branch
Hemphill
Welch
Premier
Paynesville
McDowell County
Knox Creek Jewell Property
Compton Mountain
Buchanan County
Buchanan
Berwind
West Virginia
Virginia
Bear Wallow
Squire
Knox Creek Property
Sugar Grove Mountain
Berwind Property
Bishop
Amonate
Rowe
Gap Store
Tazewell County
Richlands
Council
Claypool Hill
Big Creek Property
Russell County
Honaker
Cliffon
0 1 2 4 6
Miles
Weir International, Inc.
Mining, Geology and Energy Consultants

General Location Map

Prepared For
Ramaco Resources, Inc.

November 22, 2022	Page 3

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

1.2	Geological Setting and Mineralization

The upper coal seams of interest within the Berwind Complex belong to the Norton Formation in Virginia of Early Pennsylvanian Age, which is stratigraphically equivalent to the Lower Kanawha and New River formations in southwestern West Virginia. The lower coal seams of interest belong to the Pocahontas Formation of the Pottsville Group (Lower Pennsylvanian). The depositional setting for these seams is complex and thought to be upper delta plain, with subsidence controlling the sedimentation rate. The Lower Pennsylvania (Pottsville) sedimentary strata of the coal-bearing rocks of the Pocahontas Formation rest uncomformably on the Mississippian Bluestone Formation of the Mauch Chunk Group.

1.3	Exploration

Drilling has served as the primary form of exploration on the Berwind Complex. In addition to exploration drillholes, coal seam outcrop measurements, in-mine measurements, and survey points taken from mine maps of previous operations were considered. A total of 194 seam outcrop measurements, 360 mine measurements, and 886 survey points were recognized in modeling the deposit. Data from degasification, coal bed methane, and water wells were also implemented in the model including a total of 1,458 drillholes.

It is WEIR’s opinion that the adequacy of sample preparation, security, and analytical procedures for holes that were drilled by Ramaco after acquiring the property are acceptable and that these procedures meet typical industry standards.

The adequacy of sample preparation, security, and analytical procedures are generally unknown for holes that were drilled prior to Ramaco acquiring the initial leases in 2011. However, the geologist’s logs for these holes contain sampling descriptions and lithologic descriptions that are sufficiently detailed to ascertain that an experienced geologist supervised the drilling and sampling. It is unknown if all coal quality analyses were performed to ASTM standards by qualified laboratories, as detailed in Section 8.0, however, this legacy drillhole information was included as the samples matched the coal seam intervals and reported quality data that was consistent between the different data sources. Model verifications further support WEIR’s high level of confidence that a representative, valid, and accurate drillhole database and geological model have been generated for the Berwind Complex that can be relied upon to accurately estimate coal resources and reserves.

November 22, 2022	Page 4

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

1.4	Development and Operations

The Berwind Complex currently has three active mines and two planned and permitted mines. The three active mines include one surface mine with a highwall miner, and two underground room and pillar mines, which use continuous miners for mine development. Ramaco began production of metallurgical coal at the complex in 2017. A majority of the underground mines will implement retreat mining, which results in mining recovery of greater than 80 percent. Contour mining has an average mining recovery of approximately 90 percent, and the highwall mine has an average mining recovery of approximately 40 percent.

The Berwind Complex is mining several seams and seam splits, including the Pocahontas 4, Pocahontas 3, Jawbone and Tiller.

Historical coal production from the Berwind Complex, in accordance with the Mine Safety and Health Administration (MSHA) statistics, is summarized as follows:

•	80,923 tons in 2018

•	188,241 tons in 2019

•	147,330 tons in 2020

•	225,920 tons in 2021

The current Berwind Complex Life-of-Mine (LOM) Plan projects mining through 2039, an expected mine life for the complex of 18 years. Ramaco projects total annual production to range from 0.8 to 1.0 million clean tons when the surface and continuous miner units are operating (2022 through 2023), and 0.4 to 0.8 million clean tons per year from 2024 through 2039 after surface mining ceases in 2023. It is likely future mines will be planned and scheduled, as necessary, from resource areas within the complex, to meet internal Ramaco production goals aligned with market conditions.

All Run-of-Mine (ROM) coal is washed at the Knox Creek Preparation Plant. The Knox Creek Preparation Plant, built in 1981 by Powell Construction Company located in Johnson City, Tennessee, is a well designed and constructed preparation plant, with ROM processing capacity of 750 tons per hour.

The Berwind Complex produces a high quality, mid and low volatile metallurgical coal. Historically, the market for metallurgical coal from the Berwind Complex has been domestic metallurgical coal consumers and the global seaborne metallurgical coal market. The Berwind Complex also produces a minimal quantity of thermal coal from the surface mine, which represents approximately two percent of its total coal sales.

November 22, 2022	Page 5

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

1.5	Mineral Reserve and Resource Estimate

The Berwind Complex coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons. Resources are reported in categories of Measured, Indicated and Inferred tonnage, in accordance with Regulation S-K Item 1302(d), summarized in Table 1.5-1 as follows:

Table 1.5-1          In-Place Coal Resource Tonnage and Quality Estimate, as of December 31, 2021

								Coal Quality (Dry Basis)
								Raw
			Average Coal						Relative
Mine		Area	Thickness	In-Place Resources (000 Tons)				Ash	Density
Area	Seam	(Acres)	(Feet)	Measured	Indicated	Total	Inferred	(%)	(Lbs/CF)
Berwind	Red Ash 2	2,420	3.49	15,740	-	15,740	-	8.3	86.48
	Tiller	2,210	3.83	11,230	-	11,230	-	22.4	92.68
	Greasy Creek 2	675	2.33	3,325	-	3,325	-	30.6	97.27
	Pocahontas 11	1,295	3.10	8,030		8,030	-	22.6	91.73
	Pocahontas 10	2,055	2.82	11,075	-	11,075	-	15.9	87.94
	Pocahontas 9-2	4,140	3.15	25,155	45	25,200	-	17.0	88.61
	Pocahontas 9-1	5,145	3.04	9,700	15,920	25,620	4,495	17.0	88.61
	Pocahontas 4	2,587	2.97	9,870	-	9,870	-	26.8	94.90
	Pocahontas 3	10,780	2.84	60,140	400	60,540	-	17.7	89.00
	Squire Jim	13,230	2.41	42,950	24,460	67,410	-	33.9	101.02
		44,537		197,215	40,825	238,040	4,495
Big Creek
	Red Ash 3	1,275	2.04	5,025	-	5,025	-	17.0	88.61
	Red Ash 2	1,420	2.75	7,495	-	7,495	-	4.5	87.98
	Jawbone 3	1,400	2.27	6,445	-	6,445	-	24.0	92.98
	Jawbone 1	1,520	2.82	8,665	-	8,665	-	9.5	92.98
	Tiller 1-2	495	2.67	2,520	-	2,520	-	21.7	87.36
		6,110		30,150		30,150
Knox Creek
	Upper Banner 2	450	2.27	2,060	-	2,060	-	17.0	88.61
	Kennedy 2	1,775	2.72	9,020	-	9,020	-	3.0	85.65
	Red Ash 2	12,485	2.65	59,450	35	59,485	-	4.7	82.41
	Jawbone 3	8,420	3.13	50,260	-	50,260	-	5.4	87.43
	Jawbone 1	15,025	3.21	93,500	150	93,650	-	13.6	89.46
	Upper Seaboard 2	450	2.72	2,340	-	2,340	-	17.0	88.61
	Greasy Creek 2	290	4.29	2,640	-	2,640	-	43.0	97.93
	Lower Seaboard 2	760	2.75	4,470	-	4,470	-	30.9	98.19
	Pocahontas 11	770	4.72	7,010	-	7,010	-	17.0	88.61
	Lower Horsepen 1	1,425	2.89	7,965	-	7,965	-	17.0	88.61
	Pocahontas 9-2	2,030	2.80	8,240	2,750	10,990	-	17.0	88.61
	Pocahontas 4	1,605	2.97	8,300	3,830	12,130	-	26.6	94.90
	Pocahontas 3	710	2.77	3,780	-	3,780	-	17.0	88.61
		46,195		259,035	6,765	265,800
Berwind Complex	Total	96,842		486,400	47,590	533,990	4,495

November 22, 2022	Page 6

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Notes:

•	Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves.

•	Resource economic mineability based on underground minable resources with 2.0 feet minimum seam thickness, surface and highwall mines with 1.0 feet minimum seam thickness, surface and contour mining with a cutoff stripping ratio of 20:1, producing primarily metallurgical mid and low volatile coal product realizing an average sales price of $142 per ton at a cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

The conversion of resources to reserves at the Berwind Complex considers the design of a mine plan accommodating the planned mining equipment and executed in accordance with the MSHA rules and regulations, projected dilution and loss of product coal quality, projected coal sales prices, operating costs, and mineral control to determine if the saleable coal product will be economically mineable.

The coal reserves representing the economically viable tonnage controlled by Ramaco, and estimated in accordance with Regulation S-K Item 1302(e), is summarized in Table 1.5-2 as follows:

Table 1.5-2          Recoverable Coal Reserve Tonnage and Quality Estimate, as of December 31, 2021

							Coal Quality (Dry Basis)
							Raw
			Average Coal	Clean Recoverable Tons (000)				Relative
	Product	Area	Thickness	Reserves			Ash	Density
Area / Mine / Seam	Quality	(Acres)	(Feet)	Proven	Probable	Total	(%)	(Lbs/CF)
Berwind
Pocahontas No. 1 Deep
Pocahontas 4 Rider	Low Vol	2,905	0.85	1,705	-	1,705	25.04	93.63
Pocahontas 4	Low Vol	2,905	3.39	7,590	25	7,615	23.02	92.35
Triad Pocahontas 4 Deep Mine
Pocahontas 4	Low Vol	35	4.03	90	-	90
		5,845		9,385	25	9,410
Big Creek
Surface and Highwall Mine
Jawbone	Mid Vol	20	1.27	30	-	30	8.19	89.50
Tiller	Mid Vol	175	2.61	420	-	420	19.09	89.75
Jawbone Deep Mine
Jawbone	Mid Vol	400	2.95	670	-	670	10.91	93.39
		595		1,120		1,120
Berwind Complex Grand Total		6,440		10,505	25	10,530

Notes:

•	Clean recoverable reserve tonnage based on underground mining recovery of 50 to 80 percent (contingent upon retreat mining capability), 90 percent for surface mining, 40 percent for highwall mining, theoretical preparation plant yield, and a 95 percent preparation plant efficiency

•	Mineral Reserves estimated based on predominately low and mid volatile metallurgical coal product at an average sales price of $142 per ton and cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

•	Mineral Reserves are reported exclusive of Mineral Resources

November 22, 2022	Page 7

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

1.6	Economic Evaluation

WEIR prepared a Preliminary Feasibility Study financial model in order to assess the economic viability of the Berwind Complex LOM Plan. Specifically, plans were evaluated using discounted cash flow analysis, incorporating annual revenue projections for the Berwind LOM Plan. Cash outflows such as capital, including preproduction costs, sustaining capital, operating costs, transportation costs, royalties, and taxes are subtracted from cash inflows, resulting in annual cash flow projections. No adjustments are made for inflation and all cash flows are in 2021 United States dollars. WEIR’s study was conducted on an un-levered basis, excluding costs associated with any debt servicing requirements. In its assessment of the Discounted Cash Flow Net Present Value (DCF-NPV), WEIR utilized a discount rate of 10 percent.

The Preliminary Feasibility Study financial model developed for use in this TRS was meant to evaluate the prospects of economic extraction of coal within the Berwind Complex resource area. This economic evaluation is not meant to represent a project valuation. Furthermore, optimization of the LOM Plan was outside of the scope of this engagement.

The results of WEIR’s Preliminary Feasibility Study demonstrated an after-tax DCF-NPV of $246.8 million for the Berwind Complex LOM Plan. Key operational statistics for the LOM Plan, on an after-tax basis, are summarized in Table 1.6-1 as follows:

Table 1.6-1         Key Operating Statistics

LOM Plan
ROM Tons Produced (000s)	23,397
Clean Tons Produced (000s)	10,461
Preparation Plant Yield (%)	44.7
Marketable Tons Sold (000s)	10,445

($ Per Ton)
Coal Sales Realization	142.33
Direct Cash Costs	76.79
Non-cash Costs	5.33
Total Cost of Sales	82.13
Profit / (Loss)	60.21
EBITDA	65.54
CAPEX	10.92

November 22, 2022	Page 8

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

A sensitivity analysis was undertaken to examine the influence of changes to coal sales prices, production, operating cost, capital expenditures, and the discount rate on the base case after-tax NPV. The sensitivity analysis range (+/- 25 percent) was designed to capture the bounds of reasonable variability for each element analyzed.

The Berwind Complex NPV is most sensitive to changes in coal sales prices and operating costs. It is less sensitive to changes in production and least sensitive to changes in discount rate and capital expenditures.

1.7	Environmental Studies and Permitting Requirements

As part of the permitting process required by the Virginia Department of Energy (VDE) and West Virginia Department of Environmental Protection (WVDEP), numerous baseline studies or impact assessments were undertaken by Ramaco. These baseline studies or impact assessments included in the permit are summarized as follows, with pertinent text from the permit replicated below:

•	Groundwater Inventory and Baseline Quality

•	Surface Water Baseline Quality and Quantity

•	Surface Water Runoff Analysis

•	Probable Hydrologic Consequences

Based on water samples from adjacent mining and the baseline surface water sampling, acid or toxic mine drainage is not expected or anticipated. All of the Ramaco existing and proposed mines are well above any significantly producing aquifers. Probable Hydrologic Consequence (PHC) studies showed no significant ground or surface water resource is likely to be contaminated, diminished, or interrupted, providing that the approved drainage control and revegetation plans are adhered to throughout existing and planned mining activities.

November 22, 2022	Page 9

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Coal mines in West Virginia are required to file applications for and receive approval of mining permits issued by the WVDEP to conduct surface disturbance and mining activities. Similar filings are required in Virginia through the VDE. The Berwind Complex has been issued mining permits and associated NPDES permits by the WVDEP and the VDE as shown in Table 1.7.-1 as follows:

Table 1.7-1          Berwind Complex Mining and NPDES Permits

			Permitted
	Permit		Surface Area		NPDES
Property Description	Number	State	(Acres)	Issue Date	Permit No.
Berwind Deep Mine No. 1	U-3008-16	WV	30.29	6/26/2017	WV1028952
Berwind Deep Mine No. 1	1202294	VA	0.00	5/20/2019	NA
Berwind Poca 6 Seam Deep Mine	U-5007-21	WV	6.70	Pending	Pending
Big Creek Surface Mine	1102335	VA	447.63	1/22/2020	0082335
Capital No. 3/ Tiller No. 1 Deep Mine	1402231	VA	42.61	5/22/2017	0082231
Dry Fork Deep Mine	U-4004-11	WV	7.12	11/20/2012	WV1024281
Dry Fork Deep Mine	Pending	VA	0.00	Pending	WV1024281
Fork Ridge (Tiller) Deep Mine	1202204	VA	20.57	2/15/2017	0082204
Hess Creek Surface Mine	1702202	VA	75.95	2/14/2017	0082202
Kennedy Surface Mine	1402215	VA	106.81	4/3/2017	0082215
Knox Creek Preparation Plant	1302184	VA	41.94	12/2/2017	0082184
Knox Creek Refuse Disposal Area	1302232	VA	322.71	11/23/2018	0082232
Mudlick Surface Mine	1102334	VA	26.25	7/7/2020	0082234
Squire Jim Deep Mine No. 1	U-3004-18	WV	8.83	8/31/2020	WV1029088
Triad Pocahontas 4 Deep Mine	U-5004-19	WV	6.12	3/2/2020	WV1028952
Triad Pocahontas 6 Deep Mine	U-5007-21	WV	6.70	Pending	WV1028952
Vansant No. 1 Deep Mine	U-4010-94	WV	14.20	12/7/1994	WV1016113
Vansant No. 2 Deep Mine	U-4013-94	WV	15.72	12/19/1994	WV1016113
Vica Deep Mine	U-0011-85	WV	2.34	2/25/1985	WV1005685
Vica Deep Mine	1202149	VA	0.00	Pending	NA
Total			1,182.49

As of December 31, 2021, Ramaco estimated a reclamation liability of $10.0 million for its disturbed permit acreage, which is covered with a total bond amount of $11.3 million.

Ramaco currently employs approximately 144 personnel at the Berwind Complex and is projected to have maximum employment of 308 personnel through its Berwind Complex LOM Plan. The Berwind Complex also creates substantial economic value with its third-party service and supply providers, utilities, and through payment of taxes and fees to local, state and federal governments.

Ramaco’s environmental citations issued by the WVDEP and VDE are typical of similar citations issued to other operators in southern West Virginia and Southwestern Virginia. Most of these violations or citations were quickly abated and none were significant in nature.

Based on WEIR’s review of Ramaco’s plans for environmental compliance, permit compliance and conditions, and dealings with local individuals and groups, Ramaco’s efforts are adequate and reasonable in order to obtain necessary approvals relative to its mine plans.

November 22, 2022	Page 10

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

1.8	Conclusions and Recommendations

Ramaco has a long operating history of resource exploration, mine development, and mining operations at the Berwind Complex, with extensive exploration data including drillholes, in-mine seam thickness and elevation measurements, and in-mine channel samples supporting the determination of mineral resource and reserve estimates, and economic viability. The data has been reviewed and analyzed by WEIR and determined to be adequate in quantity and reliability to support the coal resource and coal reserve estimates in this TRS.

Ramaco has full mineral control through current leases for all existing and planned mines included in the Berwind Complex LOM plan. There are no uncontrolled areas.

The coal resource and coal reserve estimates and supporting Preliminary Feasibility Study were prepared in accordance with Regulation S-K 1300 requirements. There are 535 million in-place tons of measured and indicated coal resources, exclusive of reserves, and 10.5 million clean recoverable tons of underground mineable reserves within the Berwind Complex, as of December 31, 2021. Reasonable prospects for economic extraction were established through the development of a Preliminary Feasibility Study relative to the Berwind Complex LOM Plan, considering historical mining performance, historical and projected metallurgical coal sales prices, historical and projected mine operating costs, and recognizing reasonable and sufficient capital expenditures.

The ability of Ramaco, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.

Coal mining is carried out in an environment where not all events are predictable. While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.

November 22, 2022	Page 11

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

WEIR assessed that the risks associated with the economic mineability of the Berwind Complex were low to moderate and adds that the majority of the risks can be kept low and/or mitigated with efficient and effective mine planning and mine engineering and monitoring of the mining operations.

WEIR recommends that any future exploration work and mineral property acquisition should include what has been historically implemented related to the following:

•	Have an experienced geologist log core holes, measure core recovery, and complete sampling. Geophysically log core holes to verify seam and coal thickness and core recovery.

•	Geophysically log rotary holes to verify strata and coal thickness.

•	Continue to prepare laboratory sample analysis at 1.40 and 1.50 specific gravities to better match the preparation plant specific gravity.

•	Continue collecting in mine channel samples

November 22, 2022	Page 12

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

2.0	Introduction

2.1	Registrant

WEIR was retained by Ramaco (Nasdaq: METC) to prepare a TRS related to Ramaco’s Berwind Complex coal holdings.

The Berwind Complex is located approximately two miles from the town of Berwind, West Virginia 80 miles south of Charleston, West Virginia; 100 miles west of Roanoke, Virginia; 60 miles northeast of Kingsport, Tennessee; and 160 miles east/southeast of Lexington, Kentucky. The Berwind Complex is located in McDowell County, West Virginia, and Buchanan, Russell, and Tazewell Counties, Virginia (see Figure 1.1-1).

2.2	Terms of Reference and Purpose

This TRS was prepared specifically for Ramaco’s Berwind Complex. The reserves and resources at the Berwind Complex have been classified in accordance with SEC mining property disclosure rules under Subpart 1300 and Item 601 (96)(B)(iii) of Regulation S-K. Unless otherwise stated, all volumes, qualities, distances, and currencies are expressed in United States customary units.

The accuracy of reserve and resource estimates are, in part, a function of the quality and quantity of available data at the time this report was prepared. Estimates presented herein are considered reasonable, however, estimates should be accepted with the understanding that with additional data and analysis subsequent to the date of this report, the estimates may necessitate revision which may be material. Certain information set forth in this report contains “forward-looking information”, including production, productivity, operating costs, capital expenditures, coal sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on these statements. The assumptions used to develop the forward-looking information and the risks that could cause the actual results to differ materially are detailed in the body of this report.

For the Berwind Complex, this TRS reports both mineral reserves and resources (exclusive of reserves). Supporting the assessment of the economic mineability of reported reserves and prospects of economically feasible extraction of reported resources, this report includes summary detail of a Preliminary Feasibility Study conducted relative to the Berwind Complex.

November 22, 2022	Page 13

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

WEIR’s evaluation of coal reserves and resources was conducted in accordance with Regulation S-K 1300 definitions for Mineral Resource, Mineral Reserve and Preliminary Feasibility Study as follows:

•	Mineral Resource is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

•	Mineral Reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

•	Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

2.3	Sources of Information and Data

The primary information used in this study was obtained from the following sources:

•	Geological data that was exclusively provided by Ramaco geology and engineering personnel. The geological data includes drillhole information such as driller’s logs, geologist’s logs, both full and partial scans of geophysical logs, survey data, coal quality laboratory certificates, and MS Excel™ (Excel) versions of drillhole survey, lithology and quality data. Additionally, WEIR was provided with in-mine seam measurement thicknesses, mine channel samples, and other base geological data.

•	Mineral and surface ownership maps, and supplemental files were provided exclusively by Ramaco.

November 22, 2022	Page 14

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

•	Site visits by WEIR Qualified Persons (QPs) on November 30, 2021.

•	Interviews between WEIR personnel and Ramaco personnel including

Senior V.P., General Counsel and Secretary

Director of Financial Reporting and Accounting

Chief Operating Officer

Contract Geologist

V.P. of Safety

V.P. of Surface Mining Operations

V.P. of Underground Mining Operations

Mine Managers

•	Historical production, productivity, staffing levels, operating costs, capital expenditures, and coal sales revenue provided by Ramaco.

•	Life of Mine (LOM) projections and cost models provided by Ramaco.

•	Coal processing and handling facilities plot plans and flow sheets provided by Ramaco.

•	Health, safety, and environmental issues discussed during interviews between WEIR personnel and Ramaco personnel.

•	Current mine permit information, in addition to recent permit revisions and renewals, from documents provided by Ramaco and data that is publicly available from the WVDEP and VDE.

•	Current and projected mine plans, including production, productivity, operating costs, and capital expenditures required to sustain projected levels of production for the Berwind Complex provided by Ramaco, and all data was reviewed for reasonableness by WEIR.

•	Market outlook and coal sales price projections provided by Ramaco.

•	Projected reclamation costs for mine closure activities provided by Ramaco.

A detailed list of all data received and reviewed for this study is provided in Sections 24.0 and 25.0 of this TRS.

November 22, 2022	Page 15

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

2.4	Details of the Personal Inspection Of the Property

WEIR personnel visited the Berwind Complex on November 30, 2021. While on-site, WEIR personnel conducted interviews with company and mine management relative to the following key topics:

•	Geology

•	Property

•	Infrastructure

•	Mine Plan, Production and Productivity

•	Preparation Plant and Coal Handling Facilities

•	Operating Costs and Capital Expenditures

•	Marketing

•	Environmental and Compliance

•	Risks and Uncertainties

Key areas inspected by WEIR personnel at the Berwind Complex included the following:

•	Mine surface operations including office, maintenance, and warehouse facilities

•	Knox Creek Preparation Plant, stockpiles, and rail loadout facilities

•	Mine operations

Berwind No. 1 Pocahontas 3 and 4 Deep Mines

Triad Pocahontas 4 Deep Mine

Big Creek Surface and Highwall Mine

•	Refuse Disposal Facilities

Based on WEIR’s inspection of the Berwind Complex, the mines, the preparation plant, and associated facilities and equipment are well maintained and operated with regard for all state and federal rules and regulations related to mine safety and health standards.

2.5	Previous TRS

This TRS is the initial TRS to be filed related to the Berwind Complex.

November 22, 2022	Page 16

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

3.0	Property Description

3.1	Property Location

The Berwind Complex consists of three properties as follows:

•	Berwind Property

•	Big Creek Property

•	Knox Creek Property

The town of Berwind, West Virginia is located approximately two miles northeast of the central area of the Berwind Complex. The Berwind Complex is generally located approximately 80 miles south of Charleston, West Virginia; 100 miles west of Roanoke, Virginia; 60 miles northeast of Kingsport, Tennessee; and 160 miles east/southeast of Lexington, Kentucky at 37.164522 degrees North Latitude and 81.744893 degrees West Longitude on the WGS 84 reference coordinate system. The comprised properties are fairly remote containing scattered rural residences and some small towns.

The Berwind Complex is within the Southern West Virginia and Southwest Virginia Coal Fields of the CAPP Region of the United States (see Figure 1.1-1). The USGS 7.5-minute quadrangle map sheets are Patterson, Keen Mountain, Honaker, Bradshaw, Jewell Ridge, Richlands, War, Amonate, Gary, and Tazewell North.

3.2	Property Area

Berwind Property

The Berwind Property consists of approximately 31,200 acres of leased coal holdings located in McDowell County, West Virginia and Buchanan and Tazewell Counties, Virginia. Ramaco obtained their initial lease for this property in 2015 and commenced mine operations in 2017.

The Berwind Property’s surface facilities are located within the Berwind Property’s permit area, near the central area of the southern boundary of the permit. The surface facilities include a mine office, bath house, and parking lot near the Berwind No. 1 Pocahontas 3 Deep Mine.

Currently, there are two active mines on the Berwind property:

•	Berwind No. 1 Pocahontas 4 Deep Mine

•	Triad Pocahontas 4 Deep Mine

November 22, 2022	Page 17

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Ramaco started operations at the Berwind No. Pocahontas 4 Deep Mine in 2017 and the Triad Pocahontas 4 Deep Mine in 2021. There is an additional permitted mine, the Squire Jim No. 1 Deep Mine, which as yet does not have a scheduled startup date. There is one permitted inactive mine, the Berwind No. 1 Pocahontas 3 Deep Mine, which provides access by underground slope to the Berwind No. 1 Pocahontas 4 Deep Mine. This mine may re-start at a date yet to be determined.

In December 2021, Ramaco completed the acquisition of property adjacent to the Berwind Property. The acquisition of the Amonate Property from Coronado Global Resources was reported to have included nearly 50 million tons of low and mid volatile reserves, several permitted mining operations, and a preparation plant. While Ramaco has immediate plans to mine reserves within the Amonate Property, as a result of the timing of the acquisition, WEIR has not completed a Regulation S-K 1300 compliant analysis of the newly acquired property. The tonnage reported to have been acquired should not be considered a current estimate and is not included in reserve or resource tonnages within this report, nor have mining plans within the new property been considered in WEIR’s Preliminary Feasibility Study conducted for the Berwind Complex.

Big Creek Property

The Big Creek Property covers an area of approximately 10,100 acres of leased coal holdings in Buchanan and Tazewell counties, Virginia. Ramaco obtained leases for the Big Creek Property in late 2019 and commenced surface mining activities in 2021.

The Big Creek Property includes Ramaco’s Big Creek Surface and Highwall Mine which is a currently active multi-seam surface mine with associated highwall mining operations. The northern portion of the permit is a contour mining operation in the Tiller Seam with subsequent highwall mining. The southern portion of the permit involves surface area mining with the Tiller Seam as a base. Over the permit area, small amounts of the above Jawbone Seam that are mineable are also recovered. In the future, the Red Ash Seam may be contour and highwall mined on the far north side of the permitted area. The Red Ash Seam mining prospects are still being evaluated.

The Big Creek Property also includes the fully planned and permitted Big Creek Jawbone 1 Deep Mine in the Jawbone No. 1 Seam just to the north of the current surface mine. This deep mine is scheduled for a mid-2022 startup date.

November 22, 2022	Page 18

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Knox Creek Property

The Knox Creek Property consists primarily of three separate areas which, in total, cover approximately 62,100 acres of owned and leased coal holdings. The areas, shown in Figure 1.1-1, are the original Knox Creek Property, the Knox Creek Jewell Property, and the Knox Creek East Property. The original Knox Creek Property was obtained by Ramaco in 2016. Ramaco started mining coal on the property in 2019. The Knox Creek Jewell and Knox Creek East Properties were acquired subsequently.

The Knox Creek Property includes the Knox Creek Preparation Plant, which currently processes coal from both the Berwind and Big Creek Properties. The Jamison Creek Refuse Disposal Area, which services the Knox Creek Preparation Plant, is located on the property adjacent to and just northeast of the plant. The property also includes the currently idle Knox Creek Tiller Deep Mine which is currently in the Jawbone 3 Seam. The Knox Creek Tiller Deep Mine is planned to restart at an as yet undetermined date.

Ramaco owns approximately 976 acres (1.6 percent) of mineral rights on the Knox Creek Property. All other mineral rights are leased. Ramaco also owns surface rights to 1,026 acres on the property, which includes the Knox Creek Preparation Plant. Ramaco holds surface leases to approximately 21,994 acres (35 percent of total at the Knox Creek Property), which includes the Jamison Creek Refuse Disposal Area that is adjacent to, and northeast of, the Knox Creek Preparation Plant.

Ramaco’s Knox Creek Property coal holdings covers a very large area that has large amounts resources in many different seams (see Section 11). However, current mine plans and permits on the property are limited to the Knox Creek Tiller Deep Mine.

3.3	Property Control

Ramaco’s Berwind Property coal holdings are all leased from the Berwind Land Company (BLC), with the original lease executed in August 2015. Big Creek involves leases from White Wolf Energy and Omega Highwall Mining LLC that were secured in late 2019. The Knox Creek Property is comprised of numerous leases from both individuals and other businesses.

Over the Berwind Complex extents, leases typically apply to specific seams, or a vertical range of seams. Therefore, the seams involved often vary from lease to lease for specific areas across the complex. Table 3.3-1 below shows the various property control contracts.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Table 3.3-1          Berwind Property Control

Area	Document Type	Quantity
Berwind	Coal Leases/Coal Subleases	5
	Mutual Cooperation Agreement	1
Big Creek	Coal Leases	2
Knox Creek	Agreements	2
	Assignments	37
	Coal Leases/Coal Subleases	72
	Deeds	113
	Easements	11
	Guarentees	1
	Liscense	1
	Options	1

3.4	Mineral Control

The Berwind Complex mineral control is detailed in Table 3.4-1 below:

Table 3.4-1         Berwind Property Mineral Control

Area	File Number	Document Type	Seams	Expiration Date (1)
Berwind
	15	Coal Lease	Poca #4, Poca #3 and Squire Jim Only	8/17/2030 Extensions of 1 year until all coal exhausted
	16	Coal Sublease	Poca #4, Poca #3 and Squire Jim Only	8/17/2025 Extensions of 5 year until all coal exhausted
	17	Mutual Cooperation Agreement		N/A
	18	Coal Lease	Poca #5 and Above	2/26/2025 With an additional 10 year term, then extensions of 1 year until all coal exhausted
	19	Coal Sublease	Same as Base Lease	11/11/2022 Extensions of 1 year until all coal exhausted
Big Creek	25	Coal Lease		9/19/2026 Extensions of 5 years until all coal exhausted
	26	Coal Lease		02/28/2026 Extensions of 5 year until all coal exhausted

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Table 3.4-1 Berwind Property Mineral Control (continued)

Area	File Number	Document Type	Seams	Expiration Date (1)
Knox Creek	1A	Coal Deed	Unknown	NA
	2	Deed of Lease	Jawbone	20 year term, extensions of 20 years until all coal exhausted
	3	Coal Lease		30 year term, extensions of 20 years until all coal exhausted
	4	Coal Lease	Raven, Tiller and Lower Seaboard	2 year term, extensions of 50 years until all coal exhausted
	5 through 64	Coal Deeds	Unknown	NA
	65	Coal Lease	Tiller and Above	1 year terms until all coal exhausted
	66	Coal Lease	Tiller and Above	1 year terms until all coal exhausted
	67	Coal Lease	Tiller and Above	1 year terms until all coal exhausted
	68	Coal Lease	Tiller and Above	1 year terms until all coal exhausted
	69	Coal Lease	Tiller and Above	10 year terms until all coal exhausted
	70	Coal Lease	Tiller and Above	10 year terms until all coal exhausted
	72	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	73	Coal Lease	Red Ash	1 year terms until all coal exhausted
	74	Coal Lease	Jawbone, Red Ash and Kennedy	4 year terms until all coal exhausted
	75	Coal Lease	Tiller and Above	1 year terms until all coal exhausted
	76	Coal Lease	Kennedy and Above	1 year terms until all coal exhausted
	79	Coal Lease	Tiller and Above	10 year terms until all coal exhausted
	80	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	81	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	82	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	83	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	84	Coal Lease	Tiller and Above	5 year terms shall not exceed 20 years
	85	Coal Lease	Tiller and Above	5 year terms shall not exceed 20 years
	86	Coal Lease	Tiller and Above	5 year terms shall not exceed 20 years
	87	Coal Lease	Tiller and Above	5 year terms shall not exceed 20 years
	88	Coal Lease	Tiller and Above	5 year terms shall not exceed 20 years
	89	Coal Lease	Tiller and Above	5 year terms shall not exceed 20 years
	90	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	91	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	92	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	93	Coal Deed	Unknown	NA
	94	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	95	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	96	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	97	Coal Lease	Tiller and Above	5 year terms until all coal exhausted
	99	Coal Lease	Jawbone and Tiller	5 year terms until all coal exhausted
	100	Coal Lease	Jawbone and Tiller	5 year terms until all coal exhausted
	101	Coal Lease	Jawbone and Tiller	5 year terms until all coal exhausted
	102	Coal Lease	Jawbone and Tiller	5 year terms until all coal exhausted
	103	Coal Lease	Jawbone and Tiller	5 year terms until all coal exhausted
	104	Coal Lease	Jawbone and Tiller	5 year terms until all coal exhausted
	105	Coal Lease	Jawbone and Tiller	1 year terms until all coal exhausted
	106	Coal Sublease	Jawbone and Tiller	20 year term
	109 through 117	Coal Lease	Right to surface mine	Until all surface mineable coal has been removed
	122	Coal Lease	All coal above drainage	5 year terms, up to 20 times
	124	Coal Lease	Tiller	5 year terms, up to 20 times
	127	Coal Sublease	Lower Spit of Banner	1 year terms until all coal exhausted
	128	Coal Sublease	Unknown	Terminates with 30 day notice from either party
	130	Coal Deed	Unknown	NA
	138	Coal Sublease	Kennedy	Until all mineable coal has been removed
	139	Coal Sublease	Banner	Until all mineable coal has been removed
	140	Coal Sublease	Kennedy	Until all mineable coal has been removed
	141	Coal Sublease	Upper and Lower Banner	Until all mineable coal has been removed
	143	Coal Deed	Unknown	NA
	164	Coal Sublease	Banner	Until all mineable coal has been removed
	178 through 225	Coal Deeds	Unknown	NA

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

3.5	Significant Property Encumbrances and Permit Status

WEIR has not discovered any significant encumbrances for any of the tracts within the Berwind Complex.

A list of Ramaco’s permits for the Berwind Complex and permit status is shown in Table 3.5-1, with a more detailed description of the permits discussed in Section 17.3.

Table 3.5-1          Permit Status

			Permitted
	Permit		Surface Area		NPDES
Property Description	Number	State	(Acres)	Issue Date	Permit No.
Berwind Deep Mine No. 1	U-3008-16	WV	30.29	6/26/2017	WV1028952
Berwind Deep Mine No. 1	1202294	VA	0.00	5/20/2019	NA
Berwind Poca 6 Seam Deep Mine	U-5007-21	WV	6.70	Pending	Pending
Big Creek Surface Mine	1102335	VA	447.63	1/22/2020	0082335
Capital No. 3/ Tiller No. 1 Deep Mine	1402231	VA	42.61	5/22/2017	0082231
Dry Fork Deep Mine	U-4004-11	WV	7.12	11/20/2012	WV1024281
Dry Fork Deep Mine	Pending	VA	0.00	Pending	WV1024281
Fork Ridge (Tiller) Deep Mine	1202204	VA	20.57	2/15/2017	0082204
Hess Creek Surface Mine	1702202	VA	75.95	2/14/2017	0082202
Kennedy Surface Mine	1402215	VA	106.81	4/3/2017	0082215
Knox Creek Preparation Plant	1302184	VA	41.94	12/2/2017	0082184
Knox Creek Refuse Disposal Area	1302232	VA	322.71	11/23/2018	0082232
Mudlick Surface Mine	1102334	VA	26.25	7/7/2020	0082234
Squire Jim Deep Mine No. 1	U-3004-18	WV	8.83	8/31/2020	WV1029088
Triad Pocahontas 4 Deep Mine	U-5004-19	WV	6.12	3/2/2020	WV1028952
Triad Pocahontas 6 Deep Mine	U-5007-21	WV	6.70	Pending	WV1028952
Vansant No. 1 Deep Mine	U-4010-94	WV	14.20	12/7/1994	WV1016113
Vansant No. 2 Deep Mine	U-4013-94	WV	15.72	12/19/1994	WV1016113
Vica Deep Mine	U-0011-85	WV	2.34	2/25/1985	WV1005685
Vica Deep Mine	1202149	VA	0.00	Pending	NA
Total			1,182.49

3.6	Significant Property Factors and Risks

Given Ramaco’s controlled interests at the Berwind Complex, which relate to property that is mostly held by others and leased to Ramaco, WEIR assesses that there are no significant issues affecting access to the coal interests or Ramaco’s ability to execute its mine plans.

WEIR did not conduct an independent verification of property control, nor has it independently surveyed the mining locations. Rather, WEIR has relied on information compiled from maps and summaries of the leased properties prepared by Ramaco. WEIR did not conduct a legal title investigation relative to Ramaco’s mineral and surface rights.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

3.7	Royalty Interest

Ramaco, within the Berwind Complex, holds no material royalty or similar interest in property which is owned or operated by another party.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

4.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Topography, Elevation, and Vegetation

The Berwind Complex is in the southwestern part of the Appalachian Plateau Province directly north and adjacent to the Valley and Ridge Province. It is in the Cumberland Mountain zone of the Appalachian Plateau. The terrain is mountainous, steep, and rugged with elevations ranging from approximately 1,120 feet above Mean Sea Level (MSL) along the valley bottoms to over 4,040 feet above MSL along the ridges, averaging 2,230 feet. The landscapes are well-dissected with dendritic drainage systems. There are no major rivers in the area, however, there are numerous small creeks throughout the complex. The Dry Fork, Jacobs Fork, Indian Creek, and War Creek rivers, all tributaries of the Tug Fork River of the Ohio River watershed, traverse the complex. Topography and other features of the area are shown on Figure 7.5-1.

The Berwind Complex consists mostly of unmanaged forestland and scattered pastureland. The forestland consists of typical trees for this area of the Appalachians, with Oak/Hickory as the dominant forest-type group and a lesser percentage of the Maple/Beech/Birch forest-type group.

The wildlife indigenous to the area is typical of the species and diversities associated with the geographical and climatic areas within which the proposed surface mine site is located. Reconnaissance of the area affected by the proposed mining determined that the following species are or have been present: Whitetail Deer, Fox Squirrels, Gray Squirrels, Ground Squirrels, Eastern Opossums, Raccoon, Rabbits, Eastern Black Bear, Wild Turkey, and numerous species of birds. On the basis of numerous reconnaissance surveys, no endangered or threatened species of plants or animals, or habitats of such species were found to exist within or adjacent to the mine permit areas.

4.2	Property Access

The primary access road to the properties is US Route 460, a four-lane highway, located south of the Berwind and Big Creek properties. From US Route 460, Virginia Route 637 and connecting West Virginia Routes 9 and 11 can be used to access the Berwind Property to the north. Similarly, the Big Creek Property can be accessed from US Route 460 to the north using Virginia Route 67. Other highways and county roads traverse these two properties. US Route 460 turns to the north after running south of Big Creek and continues through the middle of the original Knox Creek Property. US Route 460 passes just to the east of the Knox Creek Preparation Plant and its associated Jamison Creek Refuse Disposal Area.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The Norfolk Southern (NS) Railroad passes through and has a rail spur to each of the properties. The NS Railroad provides rail service in the area extending from Amonate, Virginia northward through Berwind, West Virginia and from Swords Creek, Virginia eastward through Richlands, Virginia, south of the Knox Creek Property (see Figure 1.1-1).

The nearest airport is the Tri-Cities Airport (TRI), which is located in Bristol, Tennessee. The Tri-Cities Airport is approximately 90 miles from Berwind, West Virginia and the Yeager International Airport (CRW) in Charleston, West Virginia, 120 miles from Berwind, West Virginia.

The surrounding waterways are not navigable for commercial traffic. The closest barge docking area is approximately 70 miles to the north on the Kanawha River, south of Charleston, West Virginia.

4.3	Climate and Operating Season

The climate associated with the Berwind Complex is classified as a humid continental, characterized by hot, humid summers and moderately cold winters. Climate conditions vary greatly in the state of West Virginia due to influence of the rugged topography. Average high temperatures range from 82 to 87 degrees Fahrenheit in the summer, with average low temperatures ranging from 20 to 25 degrees Fahrenheit in winter. Average yearly rainfall measured in nearby Logan, West Virginia is approximately 47 inches per year, with approximately 1.6 inches occurring as snowfall. The mines on the Berwind Complex currently operate year-round, regardless of weather conditions.

4.4	Infrastructure

Power

Electrical power for the Knox Creek Preparation Plant and mines on the Berwind Complex is provided by American Electric Power (AEP). AEP’s average industrial price is 6.4 cents per KWH.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Water

Water for mining and coal processing operations is provided by a combination of extraction from abandoned underground mine pools and from settling ponds located on the surface. Individual mine sites use purchased potable water. Potable water at the preparation plant is supplied by a local municipality water connection.

Personnel

The area surrounding the Berwind Complex has a long history of coal mining and attracting mining personnel with qualified skills has not been an issue for Ramaco thus far. The Berwind Complex is projected to employ a maximum of 308 personnel over the LOM Plan. The Berwind Complex operations employed approximately 142 personnel at the end of December 2021. The hourly labor force remains non-union and no change in this labor arrangement is anticipated in the near term.

Supplies

Supplies for the mining operations are available from multiple nearby vendors that service the coal industry in the CAPP Region. There are 10 Caterpillar mining equipment dealerships located within 50 miles of the Berwind Complex. There are three Komatsu/Joy Manufacturing mining equipment dealerships within 50 miles of the Berwind Complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

5.0	History

5.1	Previous Operations

The Berwind Complex and surrounding area has an extensive history of coal mining, primarily by underground mining methods. Detailed underground mine maps showing previous mine workings were provided by Ramaco. Other sources of maps showing previous mine workings that WEIR referenced were from the West Virginia Geological and Economic Survey, the Virginia Department of Mines Minerals and Energy, the USGS, and the MSHA. Mining within the Berwind Complex likely began in the early 1900s. There have been many different mine operators both large and small in the region since then.

Areas of the Berwind Property have been previously surface and underground mined. Ramaco is currently mining the Pocahontas No. 4 Seam on the Berwind Property in the Berwind No. 1 Pocahontas 4 Deep Mine. Within the Berwind Property, mining has occurred in seams above the Pocahontas No. 4 Seam in some reserve areas, notably in the Pocahontas 11 Seam (also locally known as the War Creek or Beckley Seam). Previously mined out areas on the property were provided to WEIR by Ramaco, however, WEIR has not verified, nor field checked these previously mined out areas.

Areas of the Big Creek Property have been previously surface and underground mined. Ramaco is currently surface mining the Tiller Seam at the Big Creek Surface and Highwall Mine. Previous mining on this property mostly involved the Jawbone, Tiller, and Red Ash seams. Previously mined out areas on the property were provided to WEIR by Ramaco, however, WEIR has not verified, nor field checked these previously mined out areas.

Areas of the Knox Creek Property have been previously surface and underground mined. There is currently no mining activity within the Knox Creek Property. However, the Red Ash 2, Jawbone 3 and Jawbone 1 seams have been extensively mined on the property until recently, as a result of desirable metallurgical coal properties, seam continuity, and ease of seam access. Previously mined out areas on the property were provided by Ramaco, however, WEIR has not verified, nor field checked these previously mined out areas.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

5.2	Previous Exploration and Development

Prior to Ramaco’s control of the property in 2011, previous exploration included 4,821 holes drilled within or in proximity to the Berwind Complex. Previous exploration activity dates back prior to 1910. A list of companies conducting exploration, number of holes drilled, total footage drilled, and approximate dates are shown in Table 5.2-1. Since property ownership has changed several times over the years, prior exploration drilling records are not fully available in original form.

Table 5.2-1          Previous Exploration

Company	Drill Holes	Drilled Footage	Year Drilled
Anker Coal Group, Inc.	57	25,087	Unknown
Consol Energy, Inc.	3,474	4,497,009	1970’s-1980’s
Georgia-Pacific	31	39,355	Unknown
Harmon Coal Company	1	750	Unknown
Island Creek Coal Coampany	70	114,561	Unknown
Jewell Ridge Coal Company	241	125,314	1960’s-1990’s
Jewell Smokeless Coal Corporation	473	221,931	1940’s-2013
New River & Pocahontas Consolidated	73	50,287	1910’s-Unknown
Olga Mining Company	22	17,434	Unknown
Paramont Coal Company Virginia, LLC	9	3,828	Unknown
Permac, Inc.	19	7,029	Unknown
Pocahontas Fuel Company, Inc.	25	18,649	Unknown
Republic Steel Corporation	98	47,738	Unknown
United Coal Company	126	53,973	Unknown
US Steel Corporation	1	617	Unknown
West Virginia Geological & Economic Survey	2	9	Unknown
Unknown	99	5,688	Unknown
Total	4,821	5,229,258

As can be seen in Table 5.2-1, the Berwind Complex has a rich history of coal exploration. It should be noted that Consol Energy, Inc. has an exceptionally large number of drillholes because of their substantial participation in the natural gas industry within the Berwind Complex.

Organizing such significantly large amount of data by performing tasks such as; 1) removing drillhole duplicates (especially where companies change drillhole names to match their own naming conventions), 2) resolving multiple copies of drillholes “shared” between companies (i.e. different companies own different seams over the same area and agree to “share” drillhole data, but delete the data for their seams before sharing), 3) resolving localized seam naming differences, and 4) resolving different coordinate systems, is a significant (and on-going) task for Ramaco. WEIR’s review of Ramaco’s current drillhole database is highly complementary based on the results of their work to date on these matters. Based upon thorough review of Ramaco’s compilation of this historical drilling data, it is WEIR’s opinion that this historical data is reliable for use in generating an accurate geological and quality model for the Berwind Complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

6.0	Geological Setting, Mineralization, and Deposit

6.1	Regional, Local, and Property Geology

6.1.1	Regional Geology

The upper coal seams of interest within the Berwind Complex belong to the Norton Formation in Virginia of Early Pennsylvanian Age, which is stratigraphically equivalent to the Lower Kanawha and New River formations in southwestern West Virginia. The lower coal seams of interest belong to the Pocahontas Formation of the Pottsville Group (Lower Pennsylvanian). The depositional setting for these seams is complex and thought to be upper delta plain, with subsidence controlling the sedimentation rate. The Lower Pennsylvania (Pottsville) sedimentary strata of the coal-bearing rocks of the Pocahontas Formation rest uncomformably on the Mississippian Bluestone Formation of the Mauch Chunk Group.

The Pocahontas Basin encompasses the Berwind Complex and is within the western margin of the folded and faulted Central Appalachian Basin, with deformation occurring during the Alleghany (post-Permian) Orogeny. The Dry Fork Anticline is a regionally persistent fold, which extends from Buchanan County, Virginia to Mercer County, West Virginia. The anticline passes through the center of the complex and plunges to the southwest. North of the Dry Fork Anticline, coal beds dip at approximately one degree to the northwest, while to the south, seams dip one to two degrees toward the Boissevain Fault to the south/southwest.

The coalbeds of the Norton Formation are interbedded with sandstones, shales, siltstones, and underclays. The sandstones are light gray, very fine coarse grained, thin bedded to massive, and crossbedded, and consist of 50 to 65 percent quartz, with large proportions of white-weathering feldspar, mica flakes and dark mineral grains. The shales are medium to dark, thinly laminated, and carbonaceous. Horizontally laminated or crossbedded medium light gray siltstones and medium gray clayey to silty underclays occur in thin beds throughout the formation.

6.1.2	Local Geology

The coal seams of interest within the Berwind Complex are in the Southwest Virginia Coal Field and the Southern Coal Field in West Virginia. These coal seams are known for very high calorific content (Btu/lb) and high through low-volatile metallurgical coal characteristics, with high fluidity, low ash content, and low sulfur content.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Seven faults are known to occur within the Berwind Complex: the Boissevain Fault, Middle Creek Fault, Bishop-Bradshaw Fault, Keen Mountain Fault, Pistol Gap Fault, Spur Fault, and Canebrake Fault.

The Boissevain and Middle Creek faults are northeast/southwest trending thrust faults, which pass through the southern boundary of the Knox Creek Property. The strata on the southeast side of the fault has been thrust upward, relative to the strata on the northern side, along a plane which is, in most places, inclined at approximately 45 degrees. Along much of the length of the fault, the strata have been overturned, and the fault offset is over 200 feet. The Boissevain and Middle Creek faults parallel the Richlands Fault, another large thrust fault to the south of the property, where Mississippian Age strata have been thrust above the Pennsylvanian coal-bearing formations. No mining has occurred south of the Boissevain and Middle Creek faults, within or near the complex.

The Bishop-Bradshaw Fault has been interpreted as a right lateral strike-slip fault and intersects the Dry Fork Anticline and the Middle Creek and Richlands Fault systems to the south. Coal mining has taken place along the southeastern end on both sides of the Bishop-Bradshaw Fault.

The Keen Mountain and Pistol Gap faults are northwest/southeast trending right-lateral strike slip faults. The southern side of both faults is downthrown, up to 18 feet vertically. The Spur Fault is a small fault which occurs perpendicular to, and terminates in, the Keen Mountain Fault in the northern area of the property. Mining has occurred on both sides of these faults throughout the area, and fault crossings were common.

The Canebrake Fault is a northwest/southeast trending fault, with an offset of approximately 200 feet based on evaluation of drillhole information. The upthrown side is to the north of the fault. Underground mining in the Red Ash Seam has occurred on both sides of the fault.

6.1.3	Property Geology

Berwind Property

The primary coal seams of interest on the Berwind Property, in descending stratigraphic order, are the Tiller, Pocahontas No. 4, Pocahontas No. 3 and Squire Jim. All of the coal seams of interest outcrop on the property. The Bishop-Bradshaw Fault passes through the Berwind Property.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Big Creek Property

The primary coal seams of interest on the Big Creek Property, in descending order, are the Red Ash, Jawbone 1, and Tiller. No significant faults have been mapped on the property.

Knox Creek Property

The primary coal seams of interest on the Knox Creek Property, in descending stratigraphic order, are the Kennedy, Red Ash, Jawbone 3, and Jawbone 1 (see Figure 6.3-1, Generalized Stratigraphic Section). However, there are several other mineable seams that occur throughout the property. Six of the seven faults described above occur on the property.

6.2	Mineral Deposit Type and Geological Model

The Berwind Complex resource area is a relatively flat lying, sedimentary deposit of Pennsylvanian Age. The 34 coal seams in the Pocahontas Formation and the overlying Norton Formation account for approximately 3,000 feet of geologic section. For internal planning, Ramaco models these seams from exploration results using the SurvCad® mine planning software package, completing model updates after each phase of exploration drilling. WEIR modeled the reserves and resources using Datamine MineScape® Stratmodel geological modeling software. Exploration consists of core drilling for all the mineable seams, which is performed each year in advance of mining, to refine the resource boundary and to define limits of the mine plans. The WEIR geological model is discussed in more detail in Section 9.1.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

6.3	Stratigraphic Column and Cross section

Figure 6.3-1 shows the stratigraphic column for the Berwind Complex. Cross sections related to the Berwind Complex can be found on Figure 6.3-2. For more detail on these sections, please see Exhibit 6.3-2.

Figure 6.3-1          Berwind Stratigraphic Column

Pennsylvanian Age
Norton, Lee, and Pocahontas Formations (Virginia) Kanahwha, New River, and Pocahontas Formations (West Virginia)
Hagy (Glenalum Tunnel)
Upper Splash Dam
Middle Splash Dam
Lower Splash Dam
Upper Banner Rider (Gilbert)
Upper Banner 2
Upper Banner 1
Lower Banner Rider
Lower Banner 2
Lower Banner 1 (Big Fork)
Kennedy Rider
Kennedy 2 (Douglas)
Kennedy 1
Ally 2
Ally 1
Red Ash 3
Red Ash 2 (Raven, Lower Douglas, Jewell Ridge)
Red Ash 1
Jawbone 3 (Jawbone Rider, Iaeger)
Jawbone 2
Jawbone 1 (Tiller, Lower Iaeger)
Tiller 22
Tiller 12
Tiller 12 Leader
Castle
Lower Castle
Upper Seaboard 3
Upper Seaboard 2
Greasy Creek 3
Greasy Creek 2 (Castle)
Greasy Creek 1
Lower Seaboard 4 & 3 (Sewell B & A, respectively)
Lower Seaboard 2 (Sewell)
Lower Seaboard 1
Upper Horsepen 2 (Welch)
Upper Horsepen 1
Middle Horsepen 2
C2 (Little Raleigh)
114 Pocahontas 11 (War Creek, Beckley)
102 Pocahontas 10
Lower Horsepen 3
Lower Horsepen 1 (Fire Creek)
Pocahontas No. 9-3
Pocahontas No. 9-2
Pocahontas No. 8-1
Pocahontas No. 7-3
Pocahontas No. 7-2
Pocahontas No. 6-3
Pocahontas No. 6-2
Pocahontas No. 5-3
Pocahontas No. 5-2
Pocahontas No. 5-1
Pocahontas No. 4-3
Pocahontas No. 4-1
Pocahontas No. 3-3
Pocahontas No. 3-1
Squire Jim 3
Squire Jim Leader

Generalized Stratigraphic Section

Prepared For

Ramaco Resources, Inc.

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

Job 6303

February 2022

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Figure 6.3-2          Berwind Cross Section SW to NE

SECTION B-B'

SECTION A-A'

Stratigraphic Sections

Prepared For

Ramaco Resources, Inc.

WEIR
Weir International, Inc.
Mining, Geology, and Energy Consultants

Job 6303 February 2022

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

7.0	Exploration

7.1	Non-Drilling Exploration

Drilling has served as the primary form of exploration within the Berwind Complex. In addition to exploration drillholes, seam outcrop measurements, in-mine measurements, and survey points taken from mine maps of previous operations were considered. A total of 194 seam outcrop measurements, 360 mine measurements, and 886 survey points were implemented in modeling the deposit. Data from degasification, coal bed methane, and water wells were also incorporated in the geological model, including a total of 1,458 drillholes.

7.2	Drilling

Ramaco’s exploration activities involve rotary and continuous core drilling performed by competent contract drilling companies. In addition to providing information about the coal seams present, the exploration drilling also provides core samples of roof strata and floor strata for geotechnical evaluation which is stored and evaluated as needed. The geologist’s drilling logs are checked against the geophysical logs for thickness accuracy and to confirm core recovery. Drillholes with core recovery of less than 90 percent are noted and subsequently reviewed in consideration for re-drilling. The successful acquisition of accurate geophysical logs for holes with poor core recovery play an important role in the decision to re-drill, since improvements in lithology recognition in geophysical logging has significantly improved over the years.

Once recovered, all core samples are boxed, photographed, and stored. Coal seam core samples are sent to laboratories for quality analyses. Caliper, density, gamma, and resistivity downhole geophysical logs are completed as drill site and hole conditions allow. Each drillhole collar location is surveyed using RTK GPS equipment to obtain accurate coordinates for subsequent modeling efforts.

Table 7.2-1 summarizes data for Ramaco’s drilling programs.

Table 7.2-1          Drilling Programs

				Hole Type		Number of Holes with Base Data
		Total				Drill		Downhole			Lab
		Number of				Hole	Geophysical	Deviation	Geologist’s	Driller’s	Analyis
Drilling Series	Program Dates	Drill Holes	Drilled Footage	Rotary	Core	Header	Logs	Log	Log	Log	Certificates
BL Series	2015-2021	67	46,378	28	39	67	66	-	37	28	17
KC Series	1998-2018	37	14,725	5	32	37	31	-	8	32	11
		104	61,103	33	71	104	97		45	60	28

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Referring to the drilling programs outlined in Table 7.2-1, the BL (Berwind) and KC (Knox Creek) series of drillholes are mainly intended as in-fill drilling on the complex. Quality control procedures followed by Ramaco geologists are clearly defined. Ramaco’s field geologists take specified steps to protect sample integrity and to ensure core samples are always under Ramaco geologist’s control. These steps include the following:

•	Field geologist to be on site whenever drilling is occurring

•	Geologist’s log to be created for each drillhole

•	Each drillhole to be logged using geophysical methods if physically possible

•	Geologist to compare field geologist’s logs to the e-log data

•	Geologist to compare the core samples against both field geologist’s logs and e-logs to confirm coal thickness

•	All immediate roof, coal and immediate floor core are to be boxed and photographed

•	Quality sample sheets to be filled out, provided to a supervisor for approval and shipped to the laboratory

•	Once core samples have been analyzed, field geologists to scrutinize the resulting quality data for accuracy

WEIR did not have direct involvement with the planning, implementation, or supervision of Ramaco’s drilling programs. However, having reviewed the details of Ramaco’s drilling programs, WEIR finds the results to be consistent with industry standards and appropriate for use in the estimation of reserves and resources.

WEIR did not observe core samples in person, however, Ramaco provided photos of core logs for 19 drillholes. In review of these photos, WEIR found the cores to be representative of the data reported for each drillhole.

7.3	Hydrogeological Data

Hydrological data is generally obtained from existing wells and surface water monitoring locations in proximity to Ramaco’s existing and planned operations. No additional exploration is performed specifically for the purposes of hydrological study. See Section 13.1.2, Hydrogeological Model, for more detail.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

7.4	Geotechnical Data

Ramaco does not specifically gather geotechnical data at its existing or planned operations at the Berwind Complex. See Section 13.1.1, Geotechnical Model, for more detail.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

7.5	Site Map and Drillhole Locations

A map showing the location of all drillholes on the Berwind Complex is provided on Figure 7.5-1. Mine measurements are excluded from this figure to assist with legibility.

Figure 7.5-1          Drillhole Locations

Berwind Complex
Triad Pocahontas 4
Deep Mine
West Virginia
Virginia
Berwind No. 1 Pocahontas 4
Deep Mine
Big Creek Jawbone 1
Deep Mine
Big Creek Surface
and Highwall Mine
Knox Creek Tiller
Deep Mine
Knox Creek
Preparation Plant
McDowell
County
Buchanan
County
Tazewell
County
Russell
County
Paynesville
Premier
Hurley
Blackey
Gap Store
Richlands
Cedar Bluff
Claypool Hill
0 1 2 4 6
Miles
Figure 7.5-1
Berwind Complex
McDowell County, West Virginia,
and Buchanan, Russell, and
Tazewell Counties, Virginia
Drillhole Location Map
Prepared For
Ramaco Resources, Inc.
WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

7.6	Other Relevant Drilling Data

Ramaco generally uses one of several local drilling companies based on availability and pricing. Downhole geophysical logging is performed by Marshall Miller & Associates located in Bluefield, Virginia. Coal quality analyses are currently performed by Precision Testing Laboratory, Inc. (Precision) located in Beckley, West Virginia.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

8.0	Sample Preparation, Analyses, and Security

8.1	Sample Preparation Methods and Quality Control

Relative to the drilling overseen by Ramaco, once the target coal seam has been drilled the coal core is stored in plastic lined wooden core boxes. The core is photographed, and the coal seam is measured and described by the geologist. The geologist’s seam thickness measurements are cross checked against geophysical logs for thickness accuracy and to confirm core recovery.

8.2	Laboratory Sample Preparation, Assaying, and Analytical Procedures

8.2.1	SGS North America Inc.

Ramaco used SGS North America Inc. (SGS) located in Sophia, West Virginia as its primary laboratory for coal analyses, prior to 2016. Typically, once quality samples were bagged and labeled at the mine, the samples were delivered to SGS for quality analyses. The samples were first prepared by crushing, splitting, and sizing. The analyses performed included Proximate, Washability, Ash Fusion, Ultimate, Ash Mineral, Dilatometer, Plastometer, Trace Elements, and Petrographics. SGS is certified by the ANSI National Accreditation Board. SGS performs all of the coal analyses to ASTM standards.

8.2.2	Precision Testing Laboratory, Inc

Ramaco has utilized Precision Testing Laboratory, Inc. (Precision) located in Beckley, West Virginia beginning in 2016. Also certified by the ANSI National Accreditation Board, Precision performs all the coal analyses to ASTM standards. Once quality samples are bagged and labeled at the mine, the samples are delivered to Precision for quality analyses. The samples are first prepared by crushing, splitting, and sizing. The analyses performed included Proximate, Washability, Ash Fusion, Ultimate, Ash Mineral, Dilatometer, Plastometer, Trace Elements, and Petrographics.

8.2.3	Other Laboratories

As outlined in Section 5.2, WEIR relied upon drillhole data from prior property owners. The quality data from other laboratories appears to be valid and appropriate to include in this study based upon available documentation and consistency of the data between the different sources.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

8.3	Quality Control Procedures and Quality Assurance

As ANSI certified laboratories, both SGS and Precision have in-house quality control and assurance procedures. Both are a well-known and respected providers of coal quality analysis services.

8.4	Sample Preparation, Security, and Analytical Procedures Adequacy

Once in possession of the samples, Precision’s standard sample preparation and security procedures are followed. After the sample has been tested, reviewed, and accepted, the disposal of the sample is done in accordance with local, state and EPA approved methods.

WEIR has determined the sample preparation, security and analysis procedures used for the Berwind Complex’s drillhole samples meet current coal industry standards and practices for quality testing, with laboratory results suitable to use for geological modeling, mineral resource estimation and economic evaluation.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

9.0	Data Verification

9.1	Data Verification Procedures

Ramaco provided WEIR copies of all available drilling records for the Berwind Complex, which included Excel spreadsheets, driller’s log, field geologist’s logs, core photographs, quality results sheets from the coal quality laboratories, mine measurement tables, as well as drawing files or PDFs of the e-logs. Each hole in the database was individually checked by WEIR against a copy of the driller’s and/or geologist’s log to confirm data accuracy.

Geological reviews performed by WEIR included:

•	Drillhole lithology database comparison to geophysical logs
•	Drillhole coal quality database comparison to quality certificates

After completing the precursory verifications and validations described above, the drillhole data was loaded into Datamine’s MineScape® Stratmodel, a geological modeling software. MineScape provides robust error checking features during the initial data load, which include confirmations of seam continuity, total depth versus hole header file data, interval overlap, and quality sample continuity with coal seams. Once the drillhole data was loaded, a stratigraphic model was created.

Several further verifications were then possible, which included:

•	Creating cross sections through the model to visually inspect if anomalies occur due to miscorrelation of seams

•	Creating structural and quality contour plots to visually check for other anomalies due to faulty seam elevations or quality data entry mistakes in the drillhole database

Typical errors which may impact reserve and resource estimates relate to discrepancies in original data entry. These errors may include:

•	Incorrect drillhole coordinates (including elevation)

•	Mislabeled drillhole lithology

•	Unnoticed erroneous quality analyses where duplicate analyses were not requested

•	Excessive drillhole core loss

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

WEIR conducted a detailed independent geological evaluation of data provided by Ramaco to identify and correct errors of the nature listed above. Where errors are identified and cannot be successfully resolved, it is WEIR’s policy to exclude that data from the geological model. Based on WEIR’s geological evaluation of data provided, 81 drillholes were excluded from the drillhole database due to various reasons.

9.2	Data Verification Limitations

Limitations of data verification included incomplete or missing records for some drillholes. The primary reason for this situation is incomplete data transfers upon change in property ownership. Based on its modeling results, WEIR found drillholes with incomplete data to be consistent with the deposit and appropriate to include in WEIR’s geological model.

9.3	Adequacy of Data

It is WEIR’s opinion that the adequacy of sample preparation, security, and analytical procedures for holes and procedures that were drilled by Ramaco after acquiring the property is acceptable and that these methods meet typical industry standards. Ramaco employs detailed process and procedures, described in Section 8.4, that are followed each time a core hole is to be sampled. The Ramaco geologist’s logs for these holes contain sampling descriptions and lithologic descriptions that are sufficiently detailed to ascertain that an experienced geologist supervised the drilling and sampling. Ramaco coal quality analyses are performed by SGS to ASTM standards, as detailed in Section 8.0.

The adequacy of sample preparation, security, and analytical procedures are generally unknown for drillholes that were drilled prior to Ramaco acquiring the initial leases in 2016. However, the geologist’s logs for these holes contain sampling descriptions and lithologic descriptions that are sufficiently detailed to ascertain that an experienced geologist supervised the drilling and sampling. It is unknown if all coal quality analyses were performed to ASTM standards by qualified laboratories, as detailed in Section 8.0, however, this legacy drillhole information was included as the samples matched the coal seam intervals and reported quality data that was consistent between the different data sources. Model verifications further support WEIR’s high level of confidence that a representative, valid, and accurate drillhole database and geological model have been generated for the Berwind Complex that can be relied upon to accurately estimate coal resources and reserves.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

10.0	Mineral Processing and Metallurgical Testing

10.1	Mineral Processing Testing and Analytical Procedures

Daily sampling is performed by SGS on samples obtained from various conveyor and stockpile locations prior to shipping clean coal products. Proximate and oxidation analyses are performed on the samples. Train and sublot samples include all petrographic and rheology analyses for each individual customer specification.

These results help ensure both proper preparation plant operation and coal product classification. Coal tonnages for raw and post-processed products are estimated using standard belt scales, which are calibrated monthly against the end of month survey data summary reports.

Efficiency testing is performed on all critical preparation plant circuitry on an on-going basis to help ensure proper coal and non-coal separations are occurring throughout the preparation plant processing operation. This performance testing is extensive and involves measuring flow rates, pressures, moistures, reagent application rates, size fractions, specific gravity, and coal quality at specific locations from raw feed through clean coal products and tailings.

10.2	Mineralization Sample Representation

Coal deposits originate in flat, low-lying ground within deltas, alluvial plains, and coastal systems, and as such are a relatively homogeneous, sedimentary mineral occurrence. The deposit within the Berwind Complex area exhibits homogeneous characteristics and does not show any substantial variations in mineralization types or styles that would adversely affect processing of the coal. Sample data are well representative of the deposit as a whole.

10.3	Analytical Laboratories

Coal sample analyses performed by Precision are described in Section 8.2.1. Preparation plant circuitry performance is maintained by plant staff through the plant monitoring systems. SGS performs daily analysis on the collected clean coal samples from automated samplers and any raw coal samples collected. Typical analysis on daily runs is proximate analysis only plus oxidation. Train and sublot samples with petrographics and rheology are performed per individual customer specifications.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

10.4	Relevant Results and Processing Factors

Coal recovery and resulting product qualities are primary concerns for any coal preparation plant. A coal preparation plant’s recovery and resulting quality of its saleable products are dependent on ROM coal quality and the efficiency at which non coal impurities are removed by the preparation plant process. Tracking and adjusting throughput rates for different plant circuitry, based on ROM coal feed quality, are critical to plant efficiency and product quality. The Berwind Preparation Plant processes ROM coal at specific gravities ranging from 1.50 to 1.65 in order to produce saleable metallurgical coal products, depending on customer specifications.

Historical (2018 through 2021) and projected LOM Plan preparation plant recovery are shown on Figure 10.4-3.

Figure 10.4-1          Preparation Plant Recovery

Preparation plant recovery and saleable product quality are expected to track closely with the modeled recovery from raw coal analysis, once adjusted for out of seam dilution (OSD) mined by the surface and underground mines.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Historical preparation plant recovery from 2018 through 2021, based on plant belt scale records, is summarized in Table 10.4-1 as follows:

Table 10.4-1          Historical Preparation Plant Recovery

	2018	2019	2020	2021
Raw tons processed	1,594,469	835,868	885,269	264,239
Clean tons processed	494,378	292,897	267,675	119,542
Plant Yield (%)	31.0	35.0	30.2	45.2

The testing procedures described above provide validation for modeled data and help to ensure coal sales specifications are met for resulting saleable coal products. The testing also helps to maintain preparation plant efficiency at a high level so that processing costs are minimized.

10.5	Data Adequacy

Ramaco employs testing and analytical procedures in accordance with industry standards, which result in efficient preparation plant operations and provides the necessary quality control to meet product quality and quantity projections. The testing performed is sufficient to support the projected preparation plant yield and saleable product quality for the LOM Plan.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

11.0	Mineral Resource Estimates

The coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons (see Section 12.0 for reserve tonnage estimates). Resources are reported in categories of Measured, Indicated, and Inferred tonnage in accordance with Regulation S-K Item 1302(d).

In addition to the currently active and planned mines, there are numerous other resource areas within the Berwind Complex which Ramaco may plan and/or permit at a future date.

11.1	KEY ASSUMPTIONS, PARAMETERS, AND METHODS

Data Sources

Planimetric data was provided by Ramaco in AutoCAD format and primarily included base map information such as rivers, drainages, roads, mine features, and property boundaries.

Ramaco provided WEIR drillhole data, which included survey, lithology, and coal quality information. This data was provided in different formats including Excel, ASCII files and PDFs. Geophysical logs, coal quality certificates, driller’s logs, geologist’s logs, downhole deviation data, and drillhole survey records were provided as scanned PDF files and AutoCAD drawing files. Data was provided for 4,925 drillholes, 4,680 holes of which are included in the geological model.

In-mine seam thickness and floor measurement from previous operations’ mine maps were provided in tabular file format. These mine measurements included 360 data points. Mine measurement data points were used to model coal seam thickness and structure but were not used as points of observations in estimating resource confidence.

Coal quality data for 621 drillholes was provided for the Berwind Complex. Of the 621 drillholes, 555 holes were used in the quality model. Data was provided in Excel format along with quality certificates in PDF.

Reasons for excluding drillhole quality samples in the modeling process included:

•	Poor core recovery noted in the driller’s logs.

•	Quality logs that could not be matched to a drillhole.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

•	The qualities listed for the hole were not relevant to the model (for example raw Btu/lb. or sulfur were supplied, but not final product Btu/lb. or sulfur). The only relevant raw values used are specific gravity and raw ash. Both are derivable from one another and have bearing on estimated in-place tons.

•	Analyses were not performed at the appropriate wash specific gravity

Geological Model

The Berwind Complex geological model was developed by using seam surface grids that were created in Datamine’s MineScape® Stratmodel (MineScape) geological modeling software.

Topography data was gridded using MineScape software and a grid cell size of 100 feet by 100 feet from the USGS on-line 3-D Elevation Project data source. The resolution of the topography data is 1/3 arc-second, which results in approximately a 30 by 30 feet data point spacing. The gridded USGS topography contours were compared to drillhole collars. WEIR investigated significant collar elevation discrepancies. Most differences are due to original drillhole locations being covered with burden or being subsequently mined.

The seam surfaces and thicknesses were created by loading the drilling and mine measurement data into MineScape and gridding the seam intercepts using a grid cell size of 100 feet by 100 feet. The parameters used to create the model are defined in the MineScape modeling schema which is a specification of modeling rules that is created for the site. The MineScape interpolators that were used in this study are common in most mine planning software packages. The Planar interpolator is a triangulation method with extrapolation enabled. Finite Element Analysis (FEM) is a widely used method for numerically solving differential equations arising in engineering and mathematical modeling. A trend surface is used in MineScape to promote conformability for the modeled seams to regional structures such as synclines, anticlines, or simply seam dip. MineScape caters to using different interpolators for thickness, roofs and floors (surfaces), and the selected trend surface as they are all modeled separately. The interpolator used for each of these items is selected on the basis of appropriateness to the data sets involved, as well as modeling experience. Stratigraphic Model Interpolators are shown in Table 11.1-1, as follows:

Table 11.1-1          Stratigraphic Model Interpolators

Interpolator	Parameter	Power/Order
Planar	Thickness	0
FEM	Surface	1
Planar	Trend	0

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Ninety-eight (98) coal seams (including seam splits) were modeled for the Berwind Complex. A summary of drillhole statistics for the 19 seams found to have economic potential are shown in Table 11.1-2.

Table 11.1-2          Drillhole Statistics

				Average	Minimum		Maximum		Standard
		In Mine	Number of	Thickness	Hole	Thickness	Hole	Thickness	Deviation
CODE	Seam	Plan	Intercepts	(Feet)	Name	(Feet)	Name	(Feet)	(Feet)
UPB2	Upper Banner 2	No	163	1.26	J-328	0.08	J-542	4.32	0.85
KDY2	Kennedy 2	No	917	1.99	20	0.04	04BI113	9.50	1.25
RED3	Red Ash 3	No	788	0.91	VA-160	0.02	CBMW49A	4.30	0.76
RED2	Red Ash 2	No	1755	2.51	25	0.08	80RU-8	8.00	0.98
JWB3	Jawbone 3	Yes	2110	2.02	KC00-03	0.05	06AW114A	8.00	0.97
JWB1	Jawbone 1	Yes	2120	2.51	L053	0.05	85RU-53	11.74	1.18
TL22	Tiller 2-2	Yes	1270	1.28	96VA283	0.08	00-VA-301	7.70	0.90
TL12	Tiller 1-2	Yes	1030	1.48	VA-157	0.03	07BB48A	7.20	1.10
USB2	Upper Seaboard 2	No	944	1.66	73332	0.01	03DGL58	7.08	1.02
GCK2	Greasy Creek 2	No	1804	1.47	75KC12	0.05	07AV150	8.40	0.98
LSB2	Lower Seaboard 2	No	1849	1.68	OLGA-13	0.08	74AM57	7.75	1.10
P114	Pocahontas 11	No	2166	2.60	75AM106	0.01	GPPC-010	12.00	1.01
P102	Pocahontas 10	No	1794	1.19	75AM106	0.01	01DGTA16	6.40	0.72
LHP1	Lower Horsepen 1	No	937	1.49	VA-145	0.05	VA-57	6.33	0.83
PO92	Pocahontas 9-2	No	1160	1.97	78AM160	0.01	84AM167	16.40	1.40
PO91	Pocahontas 9-1	No	512	1.63	05DGTA64	0.10	78A224	8.30	1.40
PO42	Pocahontas 4	Yes	1289	2.24	B67	0.08	84AM171	8.55	1.94
PO32	Pocahontas 3	No	1456	2.49	05AY140	0.03	VA-206	9.25	1.86
SQJ2	Squire Jim	No	1003	1.79	95VA277	0.06	77AM132	8.95	1.37

The gridded coal seam structure and coal seam thicknesses were validated against drillhole information to ensure that the data was properly modeled. Inconsistencies between modeled seam surfaces and surrounding drillholes were investigated and any confirmed errors in the drillhole data or model parameters were corrected. This process was repeated until a final version of the model was developed.

Coal Quality Model

The drillhole data described previously in this report were used to create a washed coal quality model that included raw ash and raw relative density. The washed quality model values were based on a specific gravity of 1.50.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The drillholes were verified to ensure that the seam depths used in the lithology file matched the sample depths in the quality file. Coal quality samples were loaded into MineScape and composited against the drillhole thicknesses. The composited values were then gridded using a grid cell size of 200 feet by 200 feet and the inverse distance weighted (squared) interpolator. The following quality data was modeled for all seams:

•	Raw

Ash, Dry weight percent

Relative Density

•	Float @ 1.50 Specific Gravity

Ash, Dry weight percent

Calorific Value, Dry Btu/lb

Total Sulfur, Dry weight percent

Volatile Matter, Dry weight percent

Audibert-Arnu Maximum Dilation (ARNU), Dry percent

Coal Oxidation by Light Transmittance, Dry percent

Total Inerts, Dry weight percent

Rank Index

Composition Balance Index

Gieseler Maximum Fluidity, Dry DDPM

Hargrove Grindability Index

Reflectance (ROMAX), Dry percent

Calculated Stability Index

Free Swell Index

Yield, weight percent

Quality contours were generated from the grids to check outlier values.

Additional Resource Criteria and Parameters

Based on WEIR’s review and evaluation of the data and plans relative to the Berwind Complex, resource estimation criteria were applied to ensure reported mineral resource tonnage has a reasonable prospect for economic extraction. Resource criteria and parameters for the Berwind Complex are as follows:

•	Resources were estimated as of December 31, 2021.

•	Underground areas where coal thickness did not meet a minimum thickness of 2.0 feet were excluded from the resource estimate.

•	Underground areas within 200 feet of old mine workings were excluded from resource estimates.

•	Underground areas with less than 100 feet of cover were excluded from resource estimates.

•	Surface and highwall mining areas where coal thickness did not meet a minimum thickness of 1.0 feet were excluded from the resource estimate.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

•	Surface areas, where there was no subsequent highwall mining, and where stripping ratio exceeds 20:1, were excluded from the resource estimate.

•	Tonnage outside of current LOM plans, but within existing property control, and meeting the criteria listed here, is classified as Resource tonnage and is reported exclusive of Reserve tonnage.

•	Coal density (pounds per cubic foot) is based on apparent specific gravity data from dill holes and channel samples, where available. Otherwise, it is based on raw coal ash (dry basis) using the formula [1.25+(Ash/100)] x 62.4 pounds per cubic foot

11.2	ESTIMATES OF MINERAL RESOURCES

The coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons (see Section 12.0). Resources are reported based on the coal resource estimate methodology described and are summarized in Table 11.2-1 as follows:

Table 11.2-1          In-Place Coal Resource Tonnage and Quality Estimate as of December 31, 2021

								Coal Quality (Dry Basis) Raw
			Average Coal						Relative
Mine		Area	Thickness	In-Place Resources (000 Tons)				Ash	Density
Area	Seam	(Acres)	(Feet)	Measured	Indicated	Total	Inferred	(%)	(Lbs/CF)
Berwind	Red Ash 2	2,420	3.49	15,740	-	15,740	-	8.3	86.48
	Tiller	2,210	3.83	11,230	-	11,230	-	22.4	92.68
	Greasy Creek 2	675	2.33	3,325	-	3,325	-	30.6	97.27
	Pocahontas 11	1,295	3.10	8,030		8,030	-	22.6	91.73
	Pocahontas 10	2,055	2.82	11,075	-	11,075	-	15.9	87.94
	Pocahontas 9-2	4,140	3.15	25,155	45	25,200	-	17.0	88.61
	Pocahontas 9-1	5,145	3.04	9,700	15,920	25,620	4,495	17.0	88.61
	Pocahontas 4	2,587	2.97	9,870	-	9,870	-	26.8	94.90
	Pocahontas 3	10,780	2.84	60,140	400	60,540	-	17.7	89.00
	Squire Jim	13,230	2.41	42,950	24,460	67,410	-	33.9	101.02
		44,537		197,215	40,825	238,040	4,495
Big Creek
	Red Ash 3	1,275	2.04	5,025	-	5,025	-	17.0	88.61
	Red Ash 2	1,420	2.75	7,495	-	7,495	-	4.5	87.98
	Jawbone 3	1,400	2.27	6,445	-	6,445	-	24.0	92.98
	Jawbone 1	1,520	2.82	8,665	-	8,665	-	9.5	92.98
	Tiller 1-2	495	2.67	2,520	-	2,520	-	21.7	87.36
		6,110		30,150		30,150

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

								Coal Quality (Dry Basis) Raw
			Average Coal						Relative
Mine		Area	Thickness	In-Place Resources (000 Tons)				Ash	Density
Area	Seam	(Acres)	(Feet)	Measured	Indicated	Total	Inferred	(%)	(Lbs/CF)
Knox Creek
	Upper Banner 2	450	2.27	2,060	-	2,060	-	17.0	88.61
	Kennedy 2	1,775	2.72	9,020	-	9,020	-	3.0	85.65
	Red Ash 2	12,485	2.65	59,450	35	59,485	-	4.7	82.41
	Jawbone 3	8,420	3.13	50,260	-	50,260	-	5.4	87.43
	Jawbone 1	15,025	3.21	93,500	150	93,650	-	13.6	89.46
	Upper Seaboard 2	450	2.72	2,340	-	2,340	-	17.0	88.61
	Greasy Creek 2	290	4.29	2,640	-	2,640	-	43.0	97.93
	Lower Seaboard 2	760	2.75	4,470	-	4,470	-	30.9	98.19
	Pocahontas 11	770	4.72	7,010	-	7,010	-	17.0	88.61
	Lower Horsepen 1	1,425	2.89	7,965	-	7,965	-	17.0	88.61
	Pocahontas 9-2	2,030	2.80	8,240	2,750	10,990	-	17.0	88.61
	Pocahontas 4	1,605	2.97	8,300	3,830	12,130	-	26.6	94.90
	Pocahontas 3	710	2.77	3,780	-	3,780	-	17.0	88.61
		46,195		259,035	6,765	265,800

Berwind Complex	Total	96,842		486,400	47,590	533,990	4,495

Notes:

•	Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves.

•	Resource probable economic mineability based on underground minable resources with 2.0 feet minimum seam thickness, surface and highwall mines with 1.0 feet minimum seam thickness, area mining with a cutoff stripping ratio of 20:1, and primarily metallurgical low and mid volatile coal product realizing a sales price of $142 per ton at a cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

11.3	Technical and Economic Factors for Determining Prospects of Economic Extraction

A Preliminary Feasibility Study was conducted to assess the prospects for economic extraction of coal within the Berwind Complex.

Ramaco’s forecasted Berwind Complex FOB mine coal sales prices are $169.46 per ton in 2022, $137.57 in 2023, $139.14 in 2024 and $139.56 thereafter through 2039. Ramaco’s sales price projections conform to published forward price curves for coal of similar quality to that of the Berwind Complex. The sales price is further supported in Section 16.0 of this report.

Capital expenditures are discussed in further detail in Section 18.1 and are projected to average $10.92 per ton over the Berwind Complex LOM Plan, compared to actual capital expenditures of $110.46 per ton in 2018 through third quarter 2021, which included high development capital and low production for the Berwind No. 1 Mine.

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Operating cash costs are discussed in further detail in Section 18.2 and are projected to average $76.79 per ton over the Berwind Complex LOM Plan, compared to actual Berwind Complex operating cost of $123.79 per ton in 2018 through third quarter 2021. The historical costs were elevated as a result of development of the thinner Pocahontas 3 Seam to access the Pocahontas No. 4 Seam at the Berwind No. 1 Pocahontas 4 Deep Mine.

Total projected capital expenditures and operating cost of $87.72 per ton and a coal sales price per ton as indicated above, provide a reasonable basis for WEIR to determine that all underground mineable coal of thickness greater than 2.0 feet, surface and highwall mineable coal with seam thickness greater than 1.0 feet, and surface and contour mineable coal with stripping ratio of approximately 20:1 or lower, has prospects of economic extraction within the Berwind Complex.

11.4	MINERAL RESOURCE CLASSIFICATION

Mineral Resource estimates prepared for the Berwind Complex are based on the Regulation S-K Item 1302(d), which established definitions and guidance for mineral resources, mineral reserves, and mining studies used in the United States. The definition standards relative to resources are as follows:

Mineral Resource:

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

•	Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

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•	Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

•	Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Geostatistical methods were applied to drillhole and mine measurement coal thickness data for four primary seams at the Berwind Complex to develop variogram ranges (radii) used for resource classification. Figure 11.4-1 illustrates the variogram for the Tiller No. 1 Seam, containing 649 seam thickness measurements. Table 11.4-1 shows the sample count, Measured and Indicated resource ranges determined by the variogram model, and average sample spacing in feet for the Jawbone No. 1, Pocahontas No. 4, and Tiller No.1 and No. 2 seams at the B. Variographic ranges were similar in each seam, demonstrating seam thickness continuity over 9,000 feet in each case. Theoretical ranges estimated for Measured (to 3,000 feet) and Indicated (to 9,200 feet) resources in the analysis demonstrates the spatial continuity of mineable coal seam thickness at the Berwind Complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Figure 11.4-1 Variogram Model Tiller No. 1 Seam Thickness

Table 11.4-1 Theoretical Variogram Ranges

Variogram	Figure	Sample Count	Measured Range (ft.)	Indicated Range (ft.)
Jawbone No. 1 Seam	1	1,290	2,250	6,800

Pocahontas No. 4 Seam	2	865	7,300	22,000

Tiller No. 1 Seam	3	649	3,050	9,200

Tiller No. 2 Seam	4	702	4,800	14,500

As depicted above, variability in drillhole thickness measurements is highly correlated with the distance between individual drillholes, in particular within the theoretical ranges for Measured and Indicated tonnage. Additionally, WEIR’s generation and review of the applicable quality contours further supports the continuity of coal quality throughout the deposit. Table 11.4-2 shows overall quality parameters for the coal seams at the Berwind Complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Table 11.4-2          Statistics for Berwind Complex Composited Samples

Quality Parameter	Number of Samples	Total Sample Length (ft)	Minimum Value	Maximum Value	Average Value
Audibert-Arnu Maximum Dialation (%)	116	314	0	300	188
Composition Balance Index	48	135	0.51	7.63	5.38
Free Swell Index	374	1,020	3.1	9	8.6
Gieseler Maximum Fluidity (DDPM)	219	586	1	30,000	9,457
HGI	17	60	94	105	99
Inerts (%)	61	169	8.2	36.3	25.8
Raw Ash (%)	357	984	2.7	62.1	20.4
In-Place Relative Density	925	2,585	1.27	1.96	1.44
Reflectance (ROMAX, %)	112	323	1.2	1.71	1.45
Rank	48	135	0.6	7.0	4.7
Stability Index	99	289	42.0	65.0	55.7
Coal Oxidation by Light Transmittance (%)	17	60	97.0	99.0	97.7
Ash (%)	809	2,223	2.0	19.1	5.9
BTU/lb	507	1,361	12,509	15,505	14,627
Sulfur (%)	803	2,206	0.37	3.50	0.85
Volatiles (%)	721	1,983	15.5	37.4	26.2
Yield (%)	923	2,582	10.4	100.0	74.8

Note: Unless otherwise specified, analyses are on a Dry Basis for coal washed at 1.50 specific gravity

Within the Measured and Indicated ranges, WEIR has demonstrated a level of geological confidence sufficient to allow for the application of modifying factors to support detailed mine planning and evaluation of the economic viability of the deposit. Beyond the four coal seams mentioned above, there are no outlier seams being considered for resources that display anomalous behavior in comparison. As such, classification radii utilized by WEIR in this study are as follows:

•	Measured: 0 - 3,000 feet (based on 905 observations informing estimate of coal thickness within this range)

•	Indicated: 3,000 - 9,200 feet (based on 905 observations informing estimate of coal thickness within this range)

•	Inferred: greater than 9,200 feet (based on 905 observations informing estimate of coal thickness within this range)

11.5	UNCERTAINTY IN ESTIMATES OF MINERAL RESOURCES

Mining is a high risk, capital-intensive venture and each mineral deposit is unique in its geographic, social, economic, political, environmental, and geologic aspects. At the base of any mining project is the mineral resource itself. Potential risk factors and uncertainties in the geologic data serving as the basis for deposit volume and quality estimations are significant considerations when assessing the potential success of a mining project.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Geological confidence may be considered in the framework of both the natural variability of the mineral occurrence and the uncertainty in the estimation process and data behind it. The mode of mineralization, mineral assemblage, geologic structure, and homogeneity naturally vary for each deposit. Structured variability like cyclic depositional patterns in sedimentary rock can be delineated mathematically with solutions like trend surface analysis or variography. Unstructured variability, in the distribution of igneous rock composition, for example, is more random and less predictable.

The reliability of mineral resource estimation is related to uncertainties introduced at different phases of exploration. Resources meeting criteria for Measured, Indicated, and Inferred categories are determined by the quality of modeled input data, both raw and interpreted. An exploration program comprises several stages of progressive data collection, analysis, and estimation, including:

•	Geological data collection
•	Geotechnical data collection
•	Sampling and assaying procedures
•	Bulk density determination
•	Geological interpretation and modeling
•	Volume and quality estimation
•	Validation
•	Resource classification and estimation

Error may be introduced at any phase. Data acquisition and methodologies should be properly documented and subject to regular quality control and assurance protocols at all stages, from field acquisition through resource estimation. Managing uncertainty requires frequent review of process standards, conformance, correctional action, and continuous improvement planning. Risk can be minimized with consistent exploration practices that provide transparent, backwards traceable results that ultimately deliver admissible resource estimates for tonnage and quality.

As discussed in Sections 8.0, 9.0, and 10.0, it is WEIR’s opinion that Ramaco’s methodology of data acquisition, record-keeping, and QA/QC protocols are adequate and reasonable for resource estimation at the Berwind Complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

In summary, WEIR has reviewed all geologic and geotechnical data inputs, collection protocols, sampling, assaying, and laboratory procedures serving as the basis for the deposit model, its interpretation, and the estimation and validation of the volume and quality of coal resources at the Berwind Complex. The spatial continuity of all seams with resource attributes at the Berwind Complex is well demonstrated by professionally developed, well maintained, quantitative and qualitative data. WEIR finds no material reason, regarding geologic uncertainty, that would prohibit acceptably accurate estimation of mineral resources.

11.6	ADDITIONAL COMMODITIES OR MINERAL EQUIVALENT

There are no other commodities or minerals of interest within the Berwind Complex resource area other than the coal deposit discussed in this TRS.

11.7	RISK AND MODIFYING FACTORS

The existing and planned underground mines in the complex are above drainage and relatively dry, which decreases risk for bad floor conditions from the presence of underclays. Similar drainage conditions are present at the Big Creek Surface and Highwall Mine, resulting in favorable surface mining conditions, as Ramaco has so experienced thus far.

The consistency of the seams within the complex and good exploration drilling coverage combine to reduce geological risks at the complex. This also relates to product quality risks, which WEIR sees as low for the same reasons. The appearance and disappearance of partings within mined benches is expected and is difficult to accurately map without extensive drilling. However, these partings are of little consequence to the final product, apart from the marginal additional processing costs involved at the preparation plant for non-coal partings removal.

A large percentage (approximately 97 percent) of currently planned coal leases have been secured by Ramaco at the Berwind Complex and WEIR finds no high risks associated with them. Resources that exist in currently unplanned areas are well situated for potential mining as the total size of the uncontrolled areas are not significant in comparison to the total potential mining areas.

Risk is also associated with volatility of coal market prices. Significant variations in operating costs, capital expenditures, productivity, and coal sales prices could impact the economic mineability of the Berwind Complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Unforeseen changes in legislation and new industry developments could alter the performance of Ramaco by impacting coal consumer demand, regulation and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases. The emphasis on reducing emissions, however, is more of a concern for mines producing a thermal coal product, as opposed to the metallurgical coal produced from the Berwind Complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

12.0	Mineral Reserve Estimates

12.1	KEY ASSUMPTIONS, PARAMETERS, AND METHODS

The conversion of resources to reserves at the Berwind Complex considers the effects of projected dilution and associated loss of product coal quality, projected coal sales prices, operating costs, regulatory compliance requirements, and mineral control. These factors all determine if the saleable coal product will be economically mineable. The design of executable mine plans that accommodate the planned mining equipment and facilities and provide a safe work environment is also considered.

For Ramaco’s underground room and pillar operations, it should be noted that retreat mining will be implemented in most of the existing and planned underground operations within the complex. This will result in over 80 percent mining recovery of coal and will necessitate planned subsidence, all of which are addressed in the respective mining permits.

The Berwind Complex mine layouts have several key variables that will largely impact coal recovery. Pillar and panel dimensions are based on minimum, maximum, and optimal equipment operating parameters, as well as geotechnical considerations relative to the safety of the mining operations and subsidence predictions.

Based on a mine’s historical performance and projected mineral continuity, the mine design is the primary consideration, apart from mineral resource classification, whereupon resources are converted to reserves at the Berwind Complex.

Based on WEIR’s review and evaluation of the Berwind Complex LOM plans, the justification for conversion of resources to reserves was based on specific criteria. In addition to the criteria stated in Section 11.0 for resources, the following criteria were used to estimate reserves for the Berwind Complex:

•	Reserves were estimated as of December 31, 2021.

•	Underground mining recovery of 50 to 80 percent (dependent on whether retreat mining can be performed), surface mining recovery of 90 percent, and highwall mining recovery of 40 percent were assumed.

•	A minimum of two inches of out of seam dilution is included in the ROM underground tonnage estimates, except in areas where the total seam thickness is greater than the maximum mining height.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

•	A highwall mining maximum penetration depth of 800 feet, and a minimum of 400 feet was assumed.

•	The point of reference for reserve estimates is post preparation plant processing and recoverable tons were adjusted for a theoretical preparation plant yield based on drillhole and channel sample analyses washed at a 1.50 specific gravity.

•	A conservative preparation plant efficiency factor of 95.0 percent was applied to reflect actual performance of the preparation plant, compared to theoretical laboratory results at a 1.50 specific gravity.

•	The estimate of reserve tons includes areas that are exclusively within the current Berwind Complex LOM plans.

12.2	ESTIMATES OF MINERAL RESERVES

The coal reserves that represent the economically viable tonnage controlled by Ramaco at the Berwind Complex, based on the coal reserve estimate methodology described, are shown in Table 12.1-3 as follows:

Table 12.1-3          Recoverable Coal Reserve Tonnage and Quality Estimate as of December 31, 2021

							Coal Quality (Dry Basis)
							Raw
			Average Coal	Clean Recoverable Tons (000)				Relative
	Product	Area	Thickness	Reserves			Ash	Density
Area / Mine / Seam	Quality	(Acres)	(Feet)	Proven	Probable	Total	(%)	(Lbs/CF)
Berwind
Pocahontas No. 1 Deep
Pocahontas 4 Rider	Low Vol	2,905	0.85	1,705	-	1,705	25.04	93.63
Pocahontas 4	Low Vol	2,905	3.39	7,590	25	7,615	23.02	92.35
Triad Pocahontas 4 Deep Mine
Pocahontas 4	Low Vol	35	4.03	90	-	90
		5,845		9,385	25	9,410
Big Creek
Surface and Highwall Mine
Jawbone	Mid Vol	20	1.27	30	-	30	8.19	89.50
Tiller	Mid Vol	175	2.61	420	-	420	19.09	89.75
Jawbone Deep Mine
Jawbone	Mid Vol	400	2.95	670	-	670	10.91	93.39
		595		1,120		1,120

Berwind Complex Grand Total		6,440		10,505	25	10,530

Notes:

•	Clean recoverable reserve tonnage based on underground mining recovery of 50 to 80 percent (contingent upon retreat mining capability), 90 percent for surface mining, 40 percent for highwall mining, theoretical preparation plant yield, and a 95 percent preparation plant efficiency

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

•	Mineral Reserves estimated based on predominately low and mid volatile metallurgical coal product at a sales price of $142 per ton and cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

•	Mineral Reserves are reported exclusive of Mineral Resources

WEIR completed a validation check of its tonnage estimates by using the model to calculate the theoretical tonnage of the areas mined in 2021 and comparing the results to the actual production tonnage mined for the Triad Pocahontas 4 Deep mine in 2021. The results of the validation are shown in Table 12.1-4.

Table 12.1-4          Reserve Validation

Mine Area	Seam	Actual 2020 Production Tons	Estimated Model	Variance (%)
Triad Pocahontas 4 Deep Mine	Pocahontas 4	108,000	115,000	1.06

12.3	ESTIMATES OF RESERVE CUT-OFF GRADE

The seams within the Berwind Complex display consistent quality attributes representative of high-quality metallurgical coal. The diversity of volatiles in these seams involves individual seam products ranging from low to high volatile A, with the overall average being high quality low and mid volatile products. The main variable is OSD which results in additional preparation plant costs to obtain a saleable coal product. Preparation plant throughput is also a consideration. However, preparation plant ROM throughput is not a limitation at the Berwind Complex, and the incremental cost of “washing out” the additional OSD as a result of minimum mining heights for equipment clearance does not forgo mining coal seams with thicknesses of 2.0 feet. Mining heights below 2.0 feet result in increased operational difficulty given equipment limitations and capabilities. WEIR did not discover any areas within the complex where washed coal quality parameters for planned mining tonnage was deficient relative to maintaining a high-quality metallurgical grade coal status. The coal on the property is consistently of high-quality.

In summary, based on Ramaco’s Berwind Complex historical and consistent saleable coal product quality, current coal sales contract specifications, and the projected coal quality that has been modeled, WEIR does not foresee any deviations that would adversely affect future saleable coal product.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

12.4	MINERAL RESERVE CLASSIFICATION

WEIR prepared the Berwind Complex reserve estimates in accordance with Regulation S-K Item 1302(e), which establishes guidance and definitions for mineral reserves to be used in the United States. The SEC Regulation S-K 1300 Definition Standards relative to reserves are as follows:

Modifying factors are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate to establish the economic viability of mineral reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves. These factors include but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

•	Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

•	Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Within the extent of the LOM Plan for the Berwind Complex, Measured Resources were converted to Proven Reserves and Indicated Resources were converted to Probable Reserves.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

12.5	COAL RESERVE QUALITY AND SALES PRICE

Berwind Complex coal quality was determined by modeling the drillhole coal quality for the reserve areas. The average dry basis coal quality by seam, for raw coal and washed coal at a 1.50 specific gravity, for the reserves are shown in Table 12.5-1 as follows:

Table 12.5-1          Average Reserve Coal Quality

			Coal Quality (Dry Basis)
	Raw		Washed @ 1.50 Specific Gravity
Seam	Ash (%)	Relative Density (Lbs/CF)	Ash (%)	Sulfur (%)	Volatile Matter	Calorific Value (Btu/lb.)	Theoretical Plant Yield (%)
Berwind
Pocahontas 4	23.02	92.4	6.33	0.64	19.40	14,170	70.70
Big Creek
Jawbone 3	8.19	89.5	7.48	0.76	29.13	13,890	71.33
Tiller 1-2	19.09	89.8	5.26	0.66	28.87	14,780	75.50

The average quality for the reserve tons shows that the Berwind Complex ranges from a high quality low volatile to a high quality mid volatile metallurgical coal product, all which possess good coking properties. The range of dry washed volatile matter is between approximately 19.40 and 29.13 percent, with an average of 20.3 percent. The average proximate analyses reflect an overall coal product that is relatively low in ash and sulfur, and high in calorific value. Other quality parameters such as ROMAX, Free Swelling Index, Audibert-Arnu Maximum Dilation, and Gieseler Fluidity indicate high quality metallurgical grade coal products.

Ramaco’s forecasted Berwind Complex FOB mine coal sales prices are $169.46 per ton in 2022, $137.57 in 2023, $139.14 in 2024 and $139.56 thereafter through 2039. Ramaco’s sales price projections conform to published forward price curves for coal of similar quality to that of the Berwind Complex. The sales price is further supported in Section 16.0 of this report.

12.6	RISK AND MODIFYING FACTORS

Due to the relatively high continuity of the coal seams within the Berwind Complex LOM plans (both in terms of structure and quality), geologic uncertainties do not appear to pose a significant mining risk.

The operating mines at Berwind Complex have good safety records and maintain diligent regulatory compliance. Workforce census has been and is expected to remain stable. The primary mining equipment is well-maintained, as observed from WEIR’s site visit, and has sufficient capacity to attain projected levels of productivity and production. This further contributes to the Berwind Complex being a relatively low risk operation. As previously noted, mineral rights are acceptably secure for all operating and planned mines.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Coal recovery is an important aspect in assessing the economic viability of a mine. Based on Ramaco’s historical extraction rates and generally conservative pillar design, WEIR does not anticipate significant deviation of product recovery in the future. For deep mines, aerial recovery is based on the pillar size that has been designed for the operation, which is dependent on depth of cover and overlying rock quality. The pillar design is most importantly intended to provide safe operation of the primary coal extraction efforts. WEIR utilized an average mining recovery of 50 percent for the Berwind Complex continuous miners for first mining and an additional 30 percent mining recovery for areas of retreat mining. This is consistent with industry standards and with actual mining recovery reported by Ramaco.

Risk is also associated with the volatility of coal market prices. Significant variations in operating costs, capital expenditures, productivity, and coal sales prices could impact the economic mineability of the Berwind Complex. Economic analyses and associated sensitivities are further detailed in Section 19.0.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.0	Mining Methods

The underground mining method at the Berwind Complex is room and pillar mining utilizing continuous miners. Mains and submains are generally developed on 120 feet by 90 feet centers. Panels are generally developed on 70 feet by 70 feet centers, depending on depth of cover and exposed surface structure concerns with potential subsidence. Mine entry widths are approximately 20 feet for all entries. Retreat mining in the panels, where it is permitted, increases overall mining recovery to at least 80 percent. Due to lack of surface structures within the complex, retreat mining is planned for the majority of the underground mining areas, which will result in planned subsidence. Although Ramaco has subsidence rights, Ramaco acknowledges the rules and regulations in regard to measures to be taken to mitigate or remedy any material damage or diminution in value that may occur to surface lands, structures, or facilities due to subsidence. No deep mining is proposed within 50 feet of gas wells.

The Big Creek Surface and Highwall Mine operations involve a mix of contour mining and area removal methods. The contour mining on the norther portion of the property is almost exclusively intended to accommodate subsequent highwall mining. To accommodate the subsequent highwall mining, a minimum contour mining bench width of 125 feet projected by WEIR. Concerns regarding stripping ratio for Ramaco’s contour operations are secondary in comparison to the access gained to coal seams to be mined by lower cost highwall mining. The area removal method is planned in the southern portion of the mine plan where the economically feasible in-place stripping ratio of approximately 20:1 (BCY per ton) or less occurs. One gas well on the property will be replaced at the expense of the well owner.

13.1	GEOTECHNICAL AND HYDROLOGICAL MODELS

13.1.1	Geotechnical Model

Ramaco bases its underground mine pillar design on; 1) the general characteristics of the roof, coal, and floor strata in concert with Analysis of Coal Pillar Stability (ACPS) and Analysis of Retreat Mining Pillar Stability (ARMPS) software which are both accepted industry standards, 2) experience in the mining industry, and 3) results from similar or adjacent mines. Underground mining conditions at the Berwind Complex are consistent with roof and floor being primarily shales and sandstones, with competent coals seams (See Figure 6.3-1). Pillars for first mining are designed according to minimum unconfined compressive strengths (UCS) of materials such that pillar stability is greater than 2.0. In the currently active and planned underground mines on the Berwind Complex, the first mining protection zones are limited to small areas where there are intermittent streams with less than 200 feet of cover.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Generally speaking, the UCS of shale ranges from 2,000 to 20,000 pounds per square inch (psi) while sandstone ranges from 7,000 to 35,000 psi. The compressive strength of the coal used in the coal pillar stability analysis is 900 psi. This means that there is a safety factor of at least 2.0 above the safety factor in the coal pillar analysis, when using the lowest value for the compressive strength of shale. Due to this large safety factor when using the minimum commonly accepted UCS value for shale, and since the only protection zones are for intermittent streams in areas of less than 200 feet of cover, Ramaco has waivers in its WVDEP and VDE permits for analysis of the engineering properties of soft rock.

The subsidence surveys have identified some gas wells and associated gas lines in proposed underground mining areas. The owners of the gas wells have been identified on the Subsidence Survey Map in the associated WVDEP and VDE permits. No mining is proposed within 50 feet of the gas wells. No protection is proposed for the gas lines that lie within the proposed mining areas.

Ramaco has roof control plans for all of its permitted underground mines. The plans must be approved by the MSHA before mining can commence. The MSHA routinely performs inspections to ensure that the roof control plans are being properly implemented.

For surface mining operations, standing highwall configurations are not that maintained substantial to warrant specific geotechnical studies. Maximum cut slopes and safety benches are maintained according to MSHA-approved Ground Control Plans.

For highwall mining operations, hole spacing is based on ACPS analysis and previous results in combination with accepted industry standards. The maximum anticipated recovery within highwall mining areas is less than 50 percent, which should not result in subsidence. No other measures are required to prevent or minimize subsidence or subsidence related damage. Because no subsidence is anticipated from the proposed highwall mining, no plan for monitoring the extent of subsidence is proposed at this time. No water supplies are located above the proposed highwall mining areas. The subsidence surveys have identified some gas wells and associated gas lines in proposed highwall mining areas. The owners of the gas wells have been identified on the Subsidence Survey Map in the WVDEP and VDE permits. No mining is proposed within 50 feet of the gas wells. One gas well will be replaced on the property at the well owner’s expense. No protection is proposed for the gas lines that lie within the proposed highwall mining areas.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

In summary, no specific detailed geotechnical models or data sets have thus far been created for Ramaco’s existing or planned mining operations at the Berwind Complex. WEIR notes that to date, Ramaco has not experienced any significant stability problems at their Berwind Complex mines. Based on WEIR’s experience in the industry and Ramaco’s successful operating history, both in regard to geotechnical considerations, Ramaco is operating its mines in accordance with industry acceptable geotechnical evaluation and standards.

13.1.2	Hydrogeological Model

The Berwind Complex is regionally within the Virginia Big Sandy River Basin and Upper Guyandotte River watershed of West Virginia. The Clinch River, to the south of the complex, is the primary hydrological feature in the local area and is a tributary of the Tennessee River. The major hydrogeological unit in the area is the Lower Pennsylvanian.

Recharge rates for aquifers in this area are relatively low at approximately 12 inches per year. Transmissivity data for the Norton Formation in the region shows relatively high rates of 100 to 2000 square feet per day (Aquifer-Characteristics Data for West Virginia, Water-Resources Investigations Report 01-4036, USGS/West Virginia Bureau for Public Health, 2001). These data both suggest unconfined aquifers, and this generally supports the hydrology sections of permits for the Ramaco mines on the property.

A 1993 study conducted by the USGS in cooperation with the VDE in the immediate vicinity further supports this and suggests that the primary aquifers with significant horizontal flow in the area are due to relatively shallow fracture flow systems. Coal seams also act in horizontal flow systems typically resulting in discharge as springs or seeps on hill slopes, or recharge of coal seams at depth. The study found that as depth increases beyond 100 ft, hydraulic conductivity significantly decreases for strata other than coal. This results in little deep regional ground-water flow.

Due to the rural nature of the area, there are several cooperative and private water wells on and adjacent to the Berwind Complex. There are also structures that utilize the Public Service District water services, and those that utilize both. This ground water inventory information has been summarized by Ramaco in its permit applications.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The operating and planned Ramaco mines will be constructed above drainage and above all domestic surface and groundwater sources. Due to above drainage construction and low aquifer recharge rates in the area, the Ramaco mines are relatively dry with little concern for water infiltration. Fracturing and weathering are invariably present in varying degrees in shallow rocks throughout the property. Fracturing affects the hydrologic regime by controlling subsurface water flow (and thus weathering) due to the very low permeability of un-fractured strata. Infiltration due to this fracturing is sometimes encountered but is insignificant to mine operations.

Surface Water Runoff Analyses are included in permit submittals and indicate that stream flows will not increase during or after mining, therefore there will be no increased potential for flooding or channel scouring. In general, diminution, or interruption of any water supply, as a result of the Ramaco mines, is not anticipated.

Groundwater inventories, water quality data, water balance, recharge and seepage rates have been reviewed in the approved permits and current permit revisions, including hydrologic impact assessments outlining risks, monitoring program detail, and mitigation obligations. Ramaco’s approach to obtaining and managing its surface and groundwater data for the Berwind Complex has been demonstrated to be adequate and aligned with regulatory requirements and standard industry practices. WEIR finds no material barriers to the continued success of the Berwind Complex regarding hydrologic impact or compliance.

13.1.3	Other Mine Design and Planning Parameters

Mine ventilation is a primary design concern for underground mines. WEIR has reviewed Ramaco’s designs and planning for this aspect of its mining operations and has found no significant problems concerning adequacy of ventilation fans or fan locations.

Proximity to previously underground mined areas above or below the operating or planned underground mine is an important consideration at the Berwind Complex, since there are many areas that have been previously mined in many coal seams. WEIR reviewed Ramaco’s mines in proximity to previous mine workings and associated fracture depths and cones used by Ramaco and found no concerns for its existing or planned operations.

Underground mine surface facilities and surface mining sites require drainage designs to control surface water runoff. WEIR has reviewed Ramaco’s designs, which have been approved in its WVDEP, VDEP, and NPDES permits, and found the designs to be adequate and consistent with industry standards.

November 22, 2022	Page 68

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.2	Production, Mine Life, Dimensions, Dilution, and Recovery

13.2.1	Production Rates

Berwind No. 1 Pocahontas 4 Deep Mine

Two continuous miners operate in a supersection at this mine. Supersections are continuous miner sections with split ventilation that allows two continuous miners to operate simultaneously, which significantly enhances continuous miner section productivity. Access is provided via slope from the Berwind No. 1 Pocahontas 3 Deep Mine, which will remain inactive for an undetermined period of time. Ramaco commenced production at the Berwind No. 1 Pocahontas 4 Deep Mine in late 2021 after completion of the slope. The mine currently employs approximately 44 people.

Triad Pocahontas 4 Deep Mine

One continuous miner operates at this mine. Ramaco commenced production at this mine in January 2021. This mine currently employs approximately 40 people and is expected to be completed in the second quarter of 2022 where operations will effectively transfer to a second full supersection in the Berwind No. 1 Pocahontas 4 Deep Mine.

Big Creek Surface and Highwall Mine

The mine employs both contour mining and area removal mining methods. Highwall mining follows behind the contour mining. Stripping ratio averages approximately 20:1 BCY/ton, excluding highwall miner production. The highwall miner has the ability to penetrate approximately 800 feet into coal seams as thin as two feet in thickness. Highwall mining in an area is avoided if the holes cannot average more than 400 feet in penetration, as a result of boundary restrictions or seam thickness shortcomings.

This relatively new Ramaco mine is a multiple seam operation involving the Jawbone and Tiller seams. The Tiller Seam is the only seam that is highwall mined. Ramaco started operations in early 2021 and currently employs a total of 33 people.

Planned Mines

Other planned mines that will start/re-start production in the future include:

•	Knox Creek Tiller Deep Mine (Jawbone 3 Seam, currently inactive)

•	Squire Jim No. 1 Deep Mine (Squire Jim Seam, startup date undetermined)

•	Laurel Fork Deep Mine (Pocahontas 3 Seam, scheduled for mid-2022 startup)

November 22, 2022	Page 69

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Actual clean coal production attained by the Berwind Complex for 2018 through 2021 is shown in Table 13.3.1-1 as follows:

Table 13.2.1-1   Berwind Complex Historical Clean Production

	2018	2019	2020	2021	Average

Mine	Clean Tons
Berwind No. 1 Deep Mine	80,923	188,241	147,330	16,870	108,341
Big Creek Surface and Highwall Mine	-	-	-	45,330	45,330
Triad Pocahontas 4 Deep Mine	-	-	-	163,720	163,720
Berwind Complex Total	80,923	188,241	147,330	225,920	160,604

Actual and projected ROM and clean coal production, and preparation plant yield for the Big Creek Surface and Highwall Mine, and each of the underground mines for the Berwind Complex LOM Plan are shown in Table 13.2.1-2 as follows:

Table 13.2.1-2   Berwind Complex LOM Plan Projected ROM and Clean Production, and Preparation Plant Yield

	2021 (1)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	Total
ROM Tons (000s)
Berwind No. 1 Pocahontas 4 Deep Mine	21	1,100	1,095	1,184	1,154	1,215	1,133	1,322	1,204	1,153	1,182	1,203	896	1,224	1,077	1,227	1,178	1,264	532	20,364
Triad Pocahontas 4 Deep Mine	365	227	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	592
Big Creek Surface and Highwall Mine	94	223	201	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	518
Big Creek Jawbone Deep Mine	-	410	430	463	96	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,400
Total	480	1,960	1,726	1,648	1,250	1,215	1,133	1,322	1,204	1,153	1,182	1,203	896	1,224	1,077	1,227	1,178	1,264	532	22,874

Clean Tons (000s)
Berwind No. 1 Pocahontas 4 Deep Mine	17	627	523	626	646	574	503	471	512	448	499	532	434	563	508	507	486	482	271	9,231
Triad Pocahontas 4 Deep Mine	164	102	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	266
Big Creek Surface and Highwall Mine	45	114	129	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	288
Big Creek Jawbone Deep Mine	-	196	164	125	28	-	-	-	-	-	-	-	-	-	-	-	-	-	-	513
Total	226	1,039	816	751	674	574	503	471	512	448	499	532	434	563	508	507	486	482	271	10,298

Preparation Plant Yield (%)
Berwind No. 1 Pocahontas 4 Deep Mine	79.8	57.1	47.8	52.9	56.0	47.3	44.4	35.7	42.5	38.8	42.2	44.2	48.4	46.0	47.1	41.4	41.3	38.1	50.9	45.3
Triad Pocahontas 4 Deep Mine	44.9	44.9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	44.9
Big Creek Surface and Highwall Mine	48.2	50.9	64.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	55.5
Big Creek Jawbone Deep Mine	-	47.9	38.0	27.0	29.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	36.7
Average	47.1	53.0	47.3	45.6	54.0	47.3	44.4	35.7	42.5	38.8	42.2	44.2	48.4	46.0	47.1	41.4	41.3	38.1	50.9	45.0

(1) 2021 Actual

13.2.2	Expected Mine Life

Individual mines at the Berwind Complex have expected mine lives varying from two years and beyond, with 10 years as an approximate average. Because the mines are being staged in development, estimation of an expected life of mine for the complex is not appropriate, since there are fairly vast resources available to be mined as reported in Section 11.0. As mining at the complex progresses, future mines will be planned and scheduled as necessary to meet internal Ramaco goals as they align with market conditions. WEIR and Ramaco both acknowledge that this reporting methodology may result in the need for future updates to this TRS.

November 22, 2022	Page 70

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.2.3	Mine Design Dimensions

The projected mining through 2039 for the various mine plans are shown on Figures 13.5-1 through 13.5-8.

Mine design criteria utilized for these mine plans are as follows:

•	Gas Wells

State Permit required to mine within 500 feet of a well

MSHA Permit required to mine within 150 feet of a well

Active Well barrier - tangent of 15 degrees x depth of cover or 50 feet, whichever is greater

Inactive Well barrier - tangent of 5 degrees x depth of cover or 50 feet, whichever is greater

Plugged Wells - mine-through is allowed with acquisition of proper State and MSHA Permits

•	Pillar Size

ARPMS stability factor of 2.0 or greater for mining under protected areas, which is primarily intermittent streams with less than 200 feet of cover. This is true throughout the complex.

ARMPS stability factor of 1.5 or greater for all other room and pillar development.

•	Depth of Cover

Ramaco implements a 100 feet minimum depth of cover for all of their underground mines

•	Areas without Subsidence Rights

ARMPS stability factor of 2.0 or greater will be maintained during first mining.

Retreat mining will come no closer than a tangent of 30 degrees times depth of cover to the property boundary.

•	Coal Thickness

Mining is not planned in areas of coal seams less than 2.0 feet in thickness.

Continuous miner units are assumed to mine the entire seam thickness (averaging approximately 3.0 feet, and ranging from 2.0 to 10.0 feet).

November 22, 2022	Page 71

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.2.4	Mining Dilution

OSD on continuous miner units for Ramaco’s Berwind Complex typically consists of a total of 2 to 3 inches of waste from the roof and/or floor. Some areas may require mining more OSD to accommodate mine facilities such as ventilation or conveyors. OSD is not included in the reserve or resource estimates since all underground ROM coal is processed at the preparation plant, which effectively eliminates OSD from the saleable coal product.

13.2.5	Mining Recovery

Mining recovery when utilizing continuous miner mining is based on the pillar design, which is in turn based on depth of cover. Mining recovery varies based on whether the panel is a main or sub-main entries, or a production panel due to the longevity requirements for the mine entries. Mining recovery for first mining at the complex is approximately 50 percent, based on pillar design. In the areas where retreat mining is conducted, an additional 30 percent mining recovery is attainable. The continuous miners have the cutting height capacity to recover the entire seam thickness in the planned mining areas.

For surface mining, a recovery of 90 percent was projected. The hole spacing for highwall mining results in a mining recovery of approximately 40 percent.

13.3	Development and Reclamation Requirements

13.3.1	Underground Development Requirements

The Berwind Complex currently has two active underground mines and an active surface mine. As the underground mines progress, and as with similar mining operations, continuous development is required for extensions of belt conveyors, mine power, pipelines, track, and ventilation facilities.

Future ventilation punchouts, or bleeder holes, are anticipated for areas where retreat mining is executed, applicable at most deep mines within the complex. Each bleeder hole installation will be completed just prior to starting panel development.

Minor development such as drilling holes for rock dust and electrical distribution from the surface may be required at some of the mines, where existing underground mine development is extensive.

November 22, 2022	Page 72

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.3.2	Reclamation (Backfilling) Requirements

The construction of underground mines requires the removal of material to create an adequate working surface for the underground mine face-up, haul roads, mine surface facilities, and access roads. Upon mine closure, selected areas will be reclaimed to near Approximate Original Contour (AOC). Other areas will be left in-place as per the approved alternate post-mining land use requirements. Regrading and backfilling activities will commence within 180 days after the mining operations are complete.

As part of Ramaco’s surface mine plans, the contour mining method will require backfilling as mining progresses. Some of these areas involve facing up Abandoned Mine Lands (AML or, pre-1977 Surface Mine Reclamation Act law). Material from the current contour cuts will be used to re-slope previously contour-mined areas to AOC. To the extent possible, Ramaco avoids the use of valley fills during surface mining operations in preference to backfilling of previously contour mined working areas.

WEIR has reviewed Ramaco’s 6/28/21 Asset Retirement Obligations (ARO) summary and backfilling obligations appear to be properly accounted for at its mines. Based on Ramaco’s permit filings with the WVDEP and VDE, bonding requirements are also current and at satisfactory levels at the Berwind Complex (see Section 17.3 and 17.5 for additional details on bonding and mine closure planning).

13.4	Mining Equipment and Personnel

13.4.1	Mining Equipment

The Berwind Complex is currently utilizing the following industry standard mining equipment on the continuous miner sections, as shown in Table 13.4-1.

Table 13.4.1-1   Standard/Typical Continuous Miner Section Equipment

Units		Continuous Miner Supersection Equipment
2	-	Joy 1415 Continuous Miners
3	-	Narco 10SC32 Shuttle Cars
2	-	Fletcher CHDDR15 Roof Bolters
2	-	Fairchild 35C Battery Scoops
1	-	Feeder Breaker
2	-	Mantrips

November 22, 2022	Page 73

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Table 13.4.1-2 shows the total underground equipment fleet expected at the Berwind Complex over the next 10 years. In some cases, mines that commence later in the LOM Plan will utilize equipment currently being used at other mines at the Berwind Complex to avoid additional capital expenditures.

Table 13.4.1-2   Berwind Complex Primary Underground Equipment Fleet

Mine	Supersections	Continuous Miners	Shuttle Cars	Roof Bolters	Battery Scoops	Feeder Breakers	Mantrips	Service Locomotive
Berwind No. 1 Pocahontas 4 Deep Mine	2	4	6	4	4	2	4	2
Triad Pocahontas 4 Deep Mine	1	2	3	2	2	1	2	1
Total	3	6	9	6	6	3	6	3

Current equipment at the Big Creek Surface and Highwall Mine is shown in Table 13.4.1-3. There will be one highwall miner at the Big Creek Surface and Highwall Mine. The equipment for the highwall mining operations will be owned, operated, and maintained by Ramaco.

Table 13.4.1-3   Surface Mining Equipment

Units		Surface Mining Equipment
1	-	Caterpillar 992G Front End Loader (15 Cu. Yard)
1	-	Caterpillar 988H Front End Loader (10 Cu. Yard)
1	-	Caterpillar 980H Front End Lader (8 Cu. Yard)
1	-	John Deere 724K Front End Loader (4.5 Cu. Yard)
3	-	Caterpillar 777 Overburden End Dump Haul Trucks (100 - Ton)
1	-	Caterpillar D10T Track Dozer
1	-	Caterpillar D9T Track Dozer
1	-	Superior Highwall Miner #55
1	-	Caterpillar 16H Road Grader
1	-	Atlas-Copco DM 50 Overburden Drill
1	-	Caterpillar 773B 20,000 Gallon Water Truck
1	-	Komatsu PC360LC Excavator (Utility 2.5 Cu. Yards)
1	-	John Deere 250G Excavator (Utilitiy 1.5 Cu. Yard)
4	-	Service Trucks (International 4300-4400 series)
5	-	Ford F250 Pickup Trucks

No changes are planned in the type of mining equipment used throughout the Berwind Complex LOM Plan. Based on WEIR’s experience in the industry and on Ramaco’s historical performance, WEIR believes that Ramaco can meet planned production requirements with the mining equipment described in this section using prudent operating methods and operating schedules.

November 22, 2022	Page 74

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.4.2       Staffing

The current Berwind Complex staffing is summarized in Table 13.4.2-1 as follows:

Table 13.4.2-1   Current Staffing

	Salary	Hourly	Total
Berwind Pocahontas 4 Deep Mine	1	43	44
Triad Pocahontas 4 Deep Mine	7	33	40
Big Creek Surface and Highwall Mine	3	30	33
Knox Creek Preparation Plant	5	14	19
Administration	8	-	8
	24	120	144

Note: Staffing as of December 2021

Each operating mine at the Berwind Complex is scheduled to produce coal on two production shifts each day, the A Shift and the B Shift. Underground mine crews on the night idle shift provide support services including production unit moves, off-shift maintenance and other support functions as required. In addition, general underground support crews work each shift performing routine supply, belt maintenance and outby support functions. Hourly personnel are not affiliated by any union, with no anticipated changes to this in the near term.

The preparation plant is staffed with two crews to process ROM coal 20 hours per day over two, 10-hour shifts, five days per week with no holidays.

The actual and projected staffing for the LOM Plan is shown in Table 13.4.2-2 as follows:

Table 13.4.2-2   LOM Plan Staffing

Total
Current(1)	142
2022	222
2023	308
2024	308
2025	308
2026 - 2039	308

(1) As of January 14, 2022.

November 22, 2022	Page 75

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The staffing increase from current levels is due to startup of the Big Creek Jawbone Deep Mine in 2022. After 2023, staffing levels are expected to be relatively constant.

Most of Ramaco’s employees live nearby in McDowell County, West Virginia, and Buchanan, Tazewell, and Russell Counties, Virginia. Ramaco has had no major issues hiring qualified candidates for open positions and relies considerably on employee referrals.

Based on industry experience and Ramaco’s historical performance, WEIR believes that the staffing levels are adequate to meet Ramaco’s planned production.

Mine Safety

An industry standard for safety performance is the Non-Fatal Days Lost (NFDL) Incidence Rate, which is determined by the number of lost time injuries multiplied by 200,000 divided by the manhours worked.

The Berwind Complex mines (excluding the preparation plant) manhours worked, NFDL injuries, and NFDL Incidence Rate reported to the MSHA for 2018 through the third quarter 2021, compared to the national average NFDL Incidence Rate for United States surface and underground coal mines are shown in Table 13.4.2-3 for each of the active mines.

Table 13.4.2-3   Berwind Complex Manhours Worked, NFDL Injuries and NFDL Incidence Rate

				NFDL Incidence Rate
	Manhours	NFDL Injuries		Mine	National
	Worked	Employee	Contractor	Total	Average

	Berwind No. 1 Deep Mine
2021 (1)	29,908	1	-	6.69
2020	116,253	2	-	3.44	3.18
2019	161,031	2	-	2.48	3.08
2018	81,053	1	-	2.47	3.20

	Triad Deep Mine
2021 (1)	58,351	-	-	-
2020	-	-	-	-	3.18
2019	-	-	-	-	3.08
2018	-	-	-	-	3.20

	Big Creek Surface Mine
2021 (1)	15,278	-	-	-
2020	-	-	-	-	3.18
2019	-	-	-	-	3.08
2018	39,778	-	-	-	3.20

(1) As of Third Quarter YTD

November 22, 2022	Page 76

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The Berwind Complex NFDL Incidence Rate were generally similar to or lower than the national average from 2018 through 2021. Given Ramaco’s low staffing levels, minimal injury counts result in high NFDL Incidence Rates, as compared to the national average.

The Knox Creek Preparation Plant manhours worked, NFDL injuries, and NFDL Incidence Rate reported to the MSHA for 2018 through third quarter 2021, compared to the national average NFDL Incidence Rate for United States preparation plants are shown in Table 13.4.2-4 as follows:

Table 13.4.2-4   Plant Manhours Worked, NFDL Injuries and NFDL Incidence Rate

				NFDL Incidence Rate
	Manhours	NFDL Injuries		Knox Creek	National
	Worked	Knox Creek	Contractor	Plant	Average
2021 (1)	30,530	-	-	-
2020	32,996	-	-	-	1.78
2019	19,480	-	-	-	2.03
2018	20,345	-	-	-	1.77

(1) As of Third Quarter YTD

The Knox Creek Preparation Plant historical NFDL Incidence Rates are perfect and are significantly lower than the national average.

November 22, 2022	Page 77

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

13.5	Life of Mine Plan Map

The projected mining areas for the Berwind Complex LOM Plans are shown on Figures 13.5-1 through 13.5-5.

Figure 13.5-1   Life of Mine Plans, Berwind No. 1 Pocahontas 4 Deep Mine and Triad Pocahontas 4 Deep Mine

Wildlife MGT Area
Big Branch
3024 ft
2502 ft
Kewee Creek
Kewee Ridge
West Virginia
Virginia
Berwind Complex
Pear Wallow
Buchanan County
Triad Pocahontas 4 Deep Mine LOM Plan
Big Creek
Portal
Previous Mining
McDowell County
Tazewell County
2917 ft
3134 ft
Ridge
Pleasant Hill
Berwind No. 1 Pocahontas 4 Deep Mine LOM Plan
Whitaker Ridge
Figure 13.5-1
Berwind Complex
McDowell County, West Virginia
and Buchanan, Russell, and
Tazewell Counties,Virginia
Berwind No. 1 and Triad Deep Mines
LOM Plans
Pocahontas No. 4 Seam
Prepared For
Ramaco Resources, Inc.
WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
February 2022
Legend
Pocahontas 4 Pinchline
Pocahontas 4 Cropline
0
0.3
0.7
1.3
2
Miles

November 22, 2022	Page 78

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-2   Life of Mine Plan, Big Creek Surface and Highwall Mine

Laurel Fork
Jewell Ridge
Kinder Branch
Tazewell County
Buchanan County
Stone Rd
Big Creek Property
Weir Fk Big Creek
Jewell Ridge Rd
NS
Previous Mining
Murry Hollow
Coaldan
Trace Ridge
Wood Ln
Big Creek Surface and Highwall Mine
Jewell Ridge Rd
West Fork Big Creek
Hill Creek
Legend
Tiller No. 1 Pinchline
Tiller No. 1 Cropline
0
0.2
0.3
0.7
1
Miles
Prepared For
Ramaco Resources, Inc.
WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
February 2022

Big Creek Surface and Highwall Mine
LOM Plans in the
Tiller No. 1 Seam

November 22, 2022	Page 79

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-3   Life of Mine Plan, Big Creek Jawbone 1 Deep Mine

Big Creek Jawbone 1 Deep Mine LOM Plan
Portal
Previous Mining
Big Creek Property
Buchanan County
Tazewell County
Browns Ridge
Goss Hollow
Brown Mountain Rd
Calf Hollow
Smith Ridge
Laurel Fork
Big Branch
Chicken Ridge Rd
Stinson Ridge
Murry Hollow
Trace Ridge
Coaldan
Goodwin Hollow
Stone Rd
West Fork Big Creek
Tiller Rd
2800 ft
2929 ft
3019 ft
2891 ft
616
Legend
Jawbone No. 1 Pinchline
Jawbone No. 1 Cropline
0
0.3
0.5
1
1.5
Miles
Figure 13.5-3
Berwind Complex
McDowell County, West Virginia
and Buchanan, Russell, and
Tazewell Counties,Virginia
Big Creek Jawbone 1 Deep Mine
LOM Plan
Prepared For
Ramaco Resources, Inc.
WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
February 2022

November 22, 2022	Page 80

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

14.0	Processing and Recovery Methods

14.1	Plant Process and Flowsheet

Presently coal requiring processing within the Berwind Complex is processed at the Knox Creek Preparation Plant. The processing circuits include a heavy media cyclone, classifying cyclones, spirals, and conventional self-aspirating flotation cells. A simplified flowsheet for the Berwind Preparation Plant is shown on Figure 14.1-1.

Figure 14.1-1   Simplified Preparation Plant Flowsheet

Legend
Raw Coal
Clean Coal
Refuse
Effluent
Raw Coal Double Deck Screens
Pennsylvania Rotary Breaker
Knox Creek Truck Dump or Stockpile
Pre-Wet Screens
Heavy Media Vessel
Coarse Clean Coal Double Deck D&R Screen
McLanahan Crusher
Coarse Refuse Double Deck D&R Screen
Magnetic Separators
Coarse Clean Coal Dryer
Desliming Screens
Heavy Media Cyclones
Small Clean Coal D&R Screens
Small Refuse D&R Screens
Small Clean Coal Centrifuges
Magnetic Separators
Clean Coal Classifying Cyclones
Raw Coal Cyclones
300 cu.ft. Flotation Cells
Triple Start Spirals
Screen Bowl Centrifuges
High Frequency Refuse Screens
Refuse Classifying Cyclone
High Rate Thickener
Refuse Conveyor
Clean Coal Collecting Belt
To Slurry Cell
To Refuse Pile
To Clean Coal Stockpile

Figure 14.1-1

Knox Creek Preparation Plant
Simplified Preparation Plan Flowsheet

Prepared For
Ramaco Resources, Inc.

Weir International, Inc.
Mining, Geology and Energy Consultants

February 2022

November 22, 2022	Page 81

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

14.2	Plant Processing Design, Equipment Characteristics and Specifications

The Knox Creek Preparation Plant, built in 1981 by Powell Construction Company located in Johnson City, Tennessee, is a well designed and constructed preparation plant. The preparation plant has a design capacity of 750 ROM tons per hour. Based on the Berwind Complex LOM Plan average projected preparation plant yield of 45 percent, a 20 hour per day, 260 days per year processing schedule, and 96 percent plant mechanical availability, the preparation plant has a capacity of approximately 1.8 million clean tons per year, with its existing circuitry.

ROM coal from the mines within the Berwind Complex is hauled by over the highway end-dump trucks to the Knox Creek Preparation Plant and dumped into either a 100,000 ton ROM ground storage stockpile or into one of seven ROM hoppers. The ROM coal is reclaimed with feeders from either the stockpile or the truck dump bins and enters a nine-feet x 16-feet Pennsylvania rotary breaker at 750 ROM tons per hour. From the rotary breaker, a 36 inch wide conveyor feeds ROM coal to the preparation plant.

The plant feed ROM coal material is screened at +3 inch, 3/4 inch x 5/16 inch and 5/16 inch x 0. The 3 inch x 5/16 inch ROM coal is processed in a heavy media vessel. The 5/16 inch x 0 material is screened at ½ mm with 5/16 inch x 28 mesh material processed in heavy media cyclones and the 28 mesh x 0 material reporting to raw coal cyclones. From the raw coal cyclones, 28 mesh x 100 mesh material is processed in triple-start spirals. The ultrafine 100 mesh x 0 material is cleaned by way of two banks of 5-300 cubic feet conventional flotation cells.

Clean coal can be stored in either of two clean coal stockpiles, each with a capacity of 40,000 tons. Clean coal is reclaimed from these piles and belted to the rail loadout at a rate of approximately 2,500 tons per hour and it can load 46-car trains. The load-out facility is served by the NS Railroad. The loadout belt is equipped with a J.B. Long two stage sweep sampler. The rail loadout facility has a capacity of 2,500 tons per hour.

Knox Creek disposes of refuse in the adjacent Jamison Creek Refuse Disposal Area, which is an impoundment and coarse refuse disposal area. Coarse refuse is transported to the disposal area by conveyor belt with fine refuse pumped as slurry to the impoundment. Current permitted life for this facility is approximately seven years at an annual refuse production rate of 1.48 million tons/year (combined). A permit package is currently being prepared, which will add an additional 11.8 years of capacity at the same production rate.

November 22, 2022	Page 82

Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The preparation plant is scheduled to operate two, 10-hour shifts per day, five days per week, depending on the quantity of ROM coal to process. According to Ramaco records, the Knox Creek Preparation Plant averaged 96 percent mechanical availability in 2021. In Ramaco’s December 2021 acquisition of the Amonate Property, Ramaco acquired the Amonate Preparation Plant. While not considered in the economics for this study, Ramaco intends to rehabilitate that preparation plant and bring it into service processing ROM coal from the adjacent Berwind No. 1 Pocahontas 4 Deep Mine.

The Knox Creek Preparation Plant and coal handling facilities consist of the following equipment shown in Table 14.2-1:

Table 14.2-1      Major Preparation Plant and Material Handling Equipment

ROM Coal Handling System
2	-	Truck Scales
7	-	Truck Dumps, 3 - 500 Ton and 4 - 250 Ton Capacity
1	-	Truck Dump Reclaim Conveyor, 48-Inch x 665-Feet
2	-	Stacking Tubes, 70-Feet
2	-	ROM Coal Stockpiles, 110,000 Ton Total Capacity
1	-	Reclaim Tunnel, 331-Feet
11	-	ROM Coal Reclaim Feeders (Truck Dumps and Stockpile)
1	-	ROM Coal Stockpile Reclaim Conveyor, 48-Inch x 590-Feet
1	-	Tramp Iron Magnet
1	-	ROM Breaker Feed Conveyor, 48-Inch x 400-Feet
1	-	Pennsylvania Rotary Breaker, 9-Feet x 16-Feet
3	-	Belt Scales
1	-	Plant Feed Conveyor, 36-Inch x 648-Feet

Preparation Plant - 750 ROM TPH
2	-	ROM Coal Double Deck Screens, 7-Feet x 16-Feet
2	-	Pre-wet Screens, 7-Feet x 12-Feet
1	-	Peters Heavy Media Vessel, 56-Inch x 9-Feet
1	-	Coarse Clean Coal Double Deck Screen, 6-Feet x 16-Feet
1	-	Refuse Double Deck Drain and Rinse Screen, 6-Feet x 16-Feet
1	-	McLanahan Crusher
1	-	Coarse Clean Coal Centrifuge, VC-48
4	-	Desliming Screens, 8-Feet x 16-Feet
4	-	Heavy Media Cyclones, 20-Inch Diameter

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Preparation Plant - 750 ROM TPH
4	-	Small Clean Coal Single Deck Screens, 8-Feet x 16-Feet
4	-	Small Clean Coal Centrifuge, EB-36
2	-	Small Refuse Single Deck Screens, 6-Feet x 16-Feet
8	-	Triple Start Spirals
2	-	Clean Coal Classifying Cyclones, 15-Inch Diameter
5	-	Raw Coal Classifying Cyclones, 15-Inch Diameter
1	-	Refuse Classifying Cyclone
2	-	Refuse High Frequency Screens, 6-Feet x 12-Feet
10	-	Flotation Cells, 300 Cubic Feet
5	-	Screen Bowl Centrifuges, 36-Inch x 72-Inch
1	-	High Rate Thickener, 90-Feet Diameter

Clean Coal Handling System
1	-	No. 1 Clean Coal Stacker Conveyor, 42-Inch x 642-Feet
1	-	No. 2 Clean Coal Stacker Conveyor, 42-Inch x 642-Feet
2	-	Stacking Tubes, 91-Feet
2	-	Clean Coal Stockpiles, 70,000 Ton Total Capacity
1	-	Belt Sweep Clean Coal Sampler
1	-	Reclaim Tunnel, 50-Feet
1	-	Loadout Conveyor, 54-Inch x 1,254-Feet
1	-	Belt Scale
1	-	100-Ton Railroad Car Loadout

Refuse Handling System
1	-	Belt Sweep Refuse Sampler
1	-	Refuse Conveyor, 36-Inch x 615-Feet
1	-	Belt Scale
1	-	Refuse Bin, 100-Ton
7	-	Refuse Conveyors, 42-Inch x 10,269-Feet (Total)

14.3	Energy, Water, Process Materials, and Personnel Requirements

Power is supplied to the plant by American Electric Power (AEP). Power is received at a primary voltage of 69,000 volts and fed through a 10,000 KVA substation where voltage is reduced to 12,470 volts. Voltage is further reduced inside the preparation plant, to 480 volts by a 1,000 KVA transformer bank.

Make up water is supplied to the plant from a 100,000 gallon storage tank located above the plant. Water is pumped into the storage tank from an idled underground mine. This underground area has a storage capacity of approximately 8.5 million gallons. Water can also be supplied to the storage tank from ponds located at the toe of the refuse area. Water is supplied to these ponds by the refuse underdrain, clear water diversion ditches and runoff from the refuse area itself. Make up water requirements are approximately 500 gallons per minute.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Magnetite consumption is approximately 0.9 pounds per ROM ton processed. The preparation plant chemicals utilized cost approximately $0.20 per ROM ton processed (excluding magnetite).

Personnel requirements to operate the processing shifts at the preparation plant currently are 12 employees per shift on day shift and five employees on night shift. The LOM Plan projects a total of 23 employees.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

15.0	Infrastructure

15.1	Roads

The primary access road to the properties is US Route 460, a four-lane highway, located to the south of the Berwind and Big Creek Properties. From US Route 460, Virginia Route 637 and connecting West Virginia Routes 9 and 11 can be used to access the Berwind Property to the North. Similarly, the Big Creek Property can be accessed from US Route 460 to the north using Virginia Route 67. Other highways and county roads traverse these two properties. US Route 460 turns to the north after running south of Big Creek and continues through the middle of the original Knox Creek Property and passes just to the east of the Knox Creek Preparation Plant and its associated Jamison Creek Refuse Disposal Area.

15.2	Rail

The NS Railroad passes through and has a rail spur to each of the properties. The NS Railroad provides rail service in the area extending from Amonate, Virginia northward through Berwind, West Virginia and from Swords Creek, Virginia eastward through Richlands, Virginia, south of the Knox Creek Property (see Figure 1.1-1).

15.3	Power

Electrical power is supplied to the Berwind Complex by AEP. Electrical power is received at the preparation plant at a primary voltage of 69,000 volts and fed through a 10,000 KVA substation where voltage is reduced to 12,470 volts. Voltage is further reduced inside the preparation plant, to 480 volts by a 1,000 KVA transformer bank. Electrical power is also supplied to mines from the substation.

15.4	Water

Water for mining and coal processing operations is provided by a combination of extraction from abandoned underground mine pools and from settling ponds located on the surface. Mine pool recharge rates are higher than Ramaco water usages.

Individual mine sites use purchased potable water. Potable water at the preparation plant is supplied by a local municipality water connection.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

15.5	Pipelines

There are some oil and gas collection lines that service gas wells within the Berwind Complex. Any construction and earth moving activities in proximity to these lines requires coordination with the oil or gas line owner.

15.6	Port Facilities, Dams, and Refuse Disposal

Port Facilities

The surrounding waterways are not navigable for commercial traffic. The closest barge docking area is approximately 70 miles to the north on the Kanawha River, south of Charleston, West Virginia.

Export coal from the Berwind Complex is railed, via the NS Railroad, to the Pier 6 Terminal, owned and operated by Norfolk Southern Corporation, located at Lamberts Point in Norfolk, Virginia.

Dams and Refuse Disposal

There are no structures that are existing or planned to be constructed in such a size or manner that will be subject to the West Virginia Dam Control Act, the Virginia Dam Safety Act, and/or MSHA regulations. Refer to Section 17.2 for details on coal refuse disposal for the complex.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

15.7	Map of Infrastructure

Mine facilities are generally kept to a minimum. At the mine portal locations, there is typically a small bath house and office with a parking lot, and a parts trailer. There are no significant facilities at the Big Creek Surface and Highwall Mine. The Berwind Complex infrastructure is summarized below on Figure 15.7-1.

Figure 15.7-1   Mine Infrastructure

Berwind Complex
McDowell County
Buchanan County
Tazewell County
Russell County
West Virginia
Virginia
Paynesville
Blackey
Premier
Slate
Compton Mountain
Berwind
Bear Wallow
Horn Mountain
Oakwood
Squire
Sugar Grove Mountain
Small Ridge
Sandy
Gap Store
Richlands
Raven
Cedar Bluff
Claypool Hill
Kents Ridge
Honaker
Jamison Creek Refuse Disposal Area
Big Creek Jawbone 1 Deep Mine Portal and Mine Office
Big Creek Surface and Highwall Mine
Knox Creek Tiller Deep Mine Portal and Mine Office
Knox Creek Preparation Plant
Berwind No. 1 Pocahontas 4 Deep Mine Portal and Mine Office
N
0 0.75 1.5 3 4.5
Miles
Weir International, Inc.
Mining, Geology and Energy Consultants
February 2022

Infrastructure Map

Prepared For
Ramaco Resources, Inc.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

16.0	Market Studies

16.1	Markets

The Berwind Complex produces saleable low volatile and mid volatile metallurgical coal, with minor quantities of high volatile A and B metallurgical coal. Depending on mining areas, the low volatile product typically represents 80 to 90 percent of the complex’s projected annual sales, with the remainder of coal sales consisting of mid volatile metallurgical coal and a small amount (typically less than 2 percent) of thermal coal.

The market for metallurgical coal from the Berwind Complex consists of both domestic metallurgical coal consumers and exports into the global seaborne metallurgical coal market. The US Energy Information Administration (EIA) compiles average historical price data for metallurgical coal delivered to domestic coke plants and metallurgical coal delivered to tidewater terminals for export. Note that the EIA data includes all classifications of metallurgical coal (high, mid and low volatile) as well as both spot and contract sales prices. Historical prices for metallurgical coal, as reported by the EIA, are shown on Figure 16.1-1 as follows:

Figure 16.1-1   Metallurgical Coal Sales Prices

Source: EIA Quarterly Coal Report

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Between 2016 and third quarter 2021, export prices (FOB port) and domestic coke plant prices (delivered cost) have averaged $121.81 and 124.33 per ton, respectively.

A small amount of thermal coal product is sold from the Berwind Complex which is produced from oxidized coal recovered from Ramaco’s surface mining operations. Most of this oxidized coal is sold raw while on occasion it is processed at the Knox Creek Preparation Plant. This coal is sold on thermal spot markets, based on product availability. All thermal coal sales from the Berwind Complex are projected to end in 2024.

16.2	Material Contracts

On October 28, 2021, Ramaco announced completion of 2022 sales negotiations with its North American steel customers. Ramaco (across all of its mining operations) is contracted to sell 1.67 million tons of both low-volatile and high-volatile metallurgical coal at an overall average price of roughly $196 per ton FOB mine.

Contracted domestic metallurgical coal sales from the Berwind Complex represent approximately 32.9 percent of Ramaco’s 2022 projected coal sales tonnage, with metallurgical coal exports representing 62.9 percent, and thermal coals representing 4.2 percent of Ramaco’s 2022 projected coal sales.

Ramaco has a contract with NS for rail coal haulage from the Berwind Complex that is renewed annually.

16.3	Price Forecast

For purposes of this report, WEIR utilized price forecasts which Ramaco prepared for its Berwind Complex coal sales. Ramaco based its Berwind Complex FOB mine pricing on available FOB Port index forward pricing and Ramaco’s estimated adjustments for Berwind coal quality, freight expense, and loading expense. Ramaco’s price forecasts and adjustments reflect its experience in selling and transporting Berwind Complex saleable coal since 2017.

Ramaco’s historical (2018 through 2021) and forecast (2022 through 2040) FOB mine coal sales price for the Berwind Complex is shown on Figure 16.1-2.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Figure 16.1-2   Historical and Forecast Coal Sales Prices

Ramaco’s forecasted Berwind Complex FOB mine coal sales prices are $169.46 per ton in 2022, $137.57 in 2023, $139.14 in 2024 and $139.56 thereafter through 2039.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

17.0	Environmental Studies, Permitting, and Local Individuals or Groups Agreements

17.1	Environmental Studies

As part of the permitting process required by the WVDEP and VDE, numerous baseline studies or impact assessments were undertaken by Ramaco. These baseline studies or impact assessments included in the permit are summarized as follows, with pertinent text from the permit replicated below:

•	Groundwater Inventory and Baseline Quality

•	Surface Water Baseline Quality and Quantity

•	Surface Water Runoff Analysis

•	Probable Hydrologic Consequences

Groundwater Inventory and Baseline Quality

Ramaco conducted surveys to inventory water use and to determine the extent and purpose of ground water usage in the areas that could be affected by existing and planned mines within ½ mile of proposed mining limits for each permitted mine site. Field teams made door-to-door visits to these potentially affected residents to gather information by way of completing questionnaire forms regarding water supply source(s), extent of reliance, purpose of reliance (domestic, agricultural, etc.), depth of well(s), character of springs, and other data. The teams measured water level depths in wells where possible and agreeable by owners and obtained surveyed locations accordingly. The detailed results of the surveys are included in each site’s WVDEP and VDE permit application.

Surface Water Baseline Quality, Quantity, and Runoff Analysis

Baseline surface water monitoring for flow and quality parameters was conducted at strategic, WVDEP and VDE approved locations, as applicable, over a period of six months for each of the permit areas. During mining and through the final release of the permit, the stations selected for each site are monitored in accordance with the approved surface water monitoring plans submitted in the site’s permits. Data collected during this period will be compared with the pre-mining baseline data to determine if and how the proposed operation is affecting the surface water systems. If necessary, remedial measures can be taken to assure the protection of the surface water systems.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Based on samples from adjacent mining and the baseline surface water sampling there should be no acid or toxic mine drainage. However, Ramaco proposes that all coal wastes will be treated as potentially toxic material and handled accordingly using encapsulation cells that are discussed below.

Surface water runoff analyses were performed over the watershed(s) associated with each permit site to evaluate the potential impact of proposed operations on flooding and streamflow alteration. Peak discharges were calculated for the “pre-mining”, “during-mining”, and post-mining” conditions and were compared. These evaluations were performed using SEDCAD 4 software, developed by the University of Kentucky. These analyses and results are included in the individual sites’ permits and show that there will be no increase in peak discharge during mining or post mining for any of the permit areas. It should be noted that in order to attain these acceptable results, the construction of some additional sediment control structures was required at the Ram No.1 Surface and Highwall Mine. Original laboratory data sheets for surface and ground water baseline monitoring are included in the permits.

Probable Hydrologic Consequences

PHCs were evaluated for each permit application. Planned subsidence will occur where retreat mining has been executed as approved. It is expected that direct fracturing of overburden will occur with consequently increased porosity (increased storage capacity) and lateral permeability in response to mining. The little water that is present in that strata will be drained into the underground mines, but the overlying intervals contains no significant aquifers other than, perhaps, the coal seams. Highwall mining will be conducted in such a manner that subsidence will not occur and as thus, should be of no consequence to PHC.

In summary, all of the Ramaco existing and proposed mines are well above any significantly producing aquifers. The PHC studies and results are included in each individual sites’ permit application. The PHC studies showed no significant ground or surface water resource is likely to be contaminated, diminished, or interrupted, providing that the approved drainage control and revegetation plans are adhered to throughout existing and planned mining activities.

17.2	Refuse Disposal and Water Management

Refuse Disposal

The Jamison Creek Refuse Disposal Area (MSHA ID No. 44-05236) is a coal refuse disposal facility that serves the Knox Creek Preparation Plant. Coarse refuse from the plant is transported to the disposal area by conveyor belt with fine refuse pumped as slurry to the impoundment. The estimated life for this facility as of January 2022 is approximately seven years.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

A PHC determination included in the Jamison Creek Refuse Disposal Area Permit No. 1302232 concluded that no detrimental hydrologic consequences are either anticipated, or expected, with a fine coal refuse slurry impoundment at this facility.

Further, a Breakthrough Potential Study was conducted by Schnabel Engineering, LLC in April 2020 (Schnabel Report) to assess whether there is a breakthrough potential to the Red Ash and Kennedy seams mined beneath the impoundment. The Schnabel Report concluded that the Breakthrough Potential into the Red Ash mine workings and Kennedy auger holes is considered to be moderate. However, based on the four significant barriers to breakthrough into the Red Ash mine workings that were discussed in the AME report and considering that the Kennedy auger holes are going to be grouted, Schnabel believes that the Breakthrough Potential at this site is somewhat lower.

The refuse disposal structure will be constructed in such a size or manner that will be subjected to the Virginia Dam Safety Act, and/or MSHA regulations. Stability analyses of the refuse disposal structure show that design of the structure exceeds the minimum safety factors of 1.5 for static stability and 1.2 for dynamic stability that are required by the current Virginia State Code of Regulations. The stability analyses were performed using the Rotational Equilibrium Analysis of Multilayered Embankments software that is copyrighted by the University of Kentucky.

No coal or non-coal disposal is planned at any of the mine sites.

Water Monitoring and Management

In order to determine the impact of existing and proposed operations on the hydrologic balance, surface water samples are collected bi-monthly with a minimum seven days between sample dates at each of the permitted sites. Samples are sent to a qualified laboratory and analyzed for the following parameters: flow, pH, total acidity, total alkalinity, total iron, total manganese, total sulfates, total suspended solids, and total dissolved solids or specific conductance at 25 degrees C. The samples collected during and after mining will be compared with each other, and with the data collected during the baseline surface water study and used to determine the impact of the operation on the water in the receiving streams.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

A waiver of groundwater monitoring during mining was requested for the mine sites due to the proposed mining being well above any groundwater users and any significant aquifers that insure water use.

No specific water treatment facilities other than sediment control are required or planned for any of the mine sites. Based on previous mining and collected water samples. the operations will not contaminate any of the ground or surface water systems of the Berwind Complex. Results of water sampling has shown no significant levels of surface water contamination at the mine sites.

Surface water management for both Ramaco’s surface and underground permitted mining areas on the Berwind Complex generally involves a combination of structures such as; 1) sediment ditches, 2) temporary sedimentation ponds, 3) soil encapsulation cells that are specifically designed to contain potentially hazardous soil in regards to acid forming materials, 4) permanent and temporary diversion ditches, 5) corrugated metal pipe (CMP) placement for drainages that cross access roads or haulroads, and 6) drainage diversion ditches and collections for excess spoil disposal areas. The Big Creek Surface and Highwall Mine has a relatively large network of these construction types. The underground mine locations have a significantly smaller footprint, however, these locations use the same surface water management design considerations as surface mines. Detailed designs for all drainage and sediment control structures are included in Ramaco’s permits. There are no significant water retention structures subject to the West Virginia Dam Control Act, the Virginia Dam Safety Act, or MSHA regulations. There are no permanent impoundments planned at any of the mine permit sites.

All permitted mine sites have a Materials Handling Plan designed to mitigate the potential for acid mine drainage generation regarding those materials excavated during the land disturbance activities associated with development of the proposed mining facility. Some areas have known potentially acid generating materials. This is determined from Acid Base Accounting data that is collected as part of the permitting requirements. Also, selenium data is documented within the water chemistry of the equivalent mine discharge samples. The equivalent water data provides a more appropriate geochemical characterization as compared to in-situ strata testing.

Material that requires special handling for potentially acidic discharges meets the following standards: have a net acid base accounting that is ≥-5 and at least 1 foot thick; have Selenium concentrations greater than 1 mg/kg and at least 1 foot thick; have a pH ≤4 and be at least 1-foot-thick. Materials to be specially handled will be placed in encapsulation cells to assure there is no potential for acid producing material. The cells will be located on the mine bench in an area free of any seeps, springs, or mine drainage, “high and dry”, and sealed with a minimum of 4.0 feet of the most imperious material available. The approximate location of planned encapsulation cells is shown on the Geohydrologic Maps that are included in the permit applications.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Discharges from these structures will be monitored in accordance with the approved plans. Sediment structures will be cleaned or enlarged if the total suspended solids exceed effluent limitations. All discharges will go through sediment control structures. The pond discharges will be monitored in accordance with approved plans and treated to meet effluent limitations, if needed.

Regarding highwall mining concerns, there is no residual head of water anticipated on any of the designed outcrop barriers which are designed at a minimum of 50 feet width. Based on water samples collected from adjacent mining, there is not anticipated to be any acid, alkaline, or iron laden drainage.

All permitted sites have a surface water runoff monitoring plan. Within twenty-four hours of a one-year frequency, twenty-four hour storm event or greater, a permit-wide inspection and report of the drainage systems is completed and submitted to the WVDEP or VDE, as applicable. The inspection and subsequent report note any damages or deficiencies in the drainage system so that repairs can be implemented immediately. It also indicates if any sediment structure is at or near it’s clean out capacity (60 percent). A rain gauge, located at the mine office on the Berwind Complex is used to monitor precipitation events. In-stream monitoring stations are used to take stream flow measurements. The rain gauge is monitored daily and reported monthly to the appropriate regulatory authority.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

17.3	Permits and Bonding

Coal mines in West Virginia are required to file applications for and receive approval of mining permits issued by the WVDEP to conduct surface disturbance and mining activities. A similar filing and approval process is required by the VDE. The Berwind Complex has been issued mining permits and associated NPDES permits by the WVDEP and the VDE as shown in Table 17.3-1 as follows:

Table 17.3-1      Berwind Complex Mining and NPDES Permits

Property Description	Permit Number	State	Permitted Surface Area (Acres)	Issue Date	NPDES Permit No.
Berwind Deep Mine No. 1	U-3008-16	WV	30.29	6/26/2017	WV1028952
Berwind Deep Mine No. 1	1202294	VA	0.00	5/20/2019	NA
Berwind Poca 6 Seam Deep Mine	U-5007-21	WV	6.70	Pending	Pending
Big Creek Surface Mine	1102335	VA	447.63	1/22/2020	0082335
Capital No. 3/ Tiller No. 1 Deep Mine	1402231	VA	42.61	5/22/2017	0082231
Dry Fork Deep Mine	U-4004-11	WV	7.12	11/20/2012	WV1024281
Dry Fork Deep Mine	Pending	VA	0.00	Pending	WV1024281
Fork Ridge (Tiller) Deep Mine	1202204	VA	20.57	2/15/2017	0082204
Hess Creek Surface Mine	1702202	VA	75.95	2/14/2017	0082202
Kennedy Surface Mine	1402215	VA	106.81	4/3/2017	0082215
Knox Creek Preparation Plant	1302184	VA	41.94	12/2/2017	0082184
Knox Creek Refuse Disposal Area	1302232	VA	322.71	11/23/2018	0082232
Mudlick Surface Mine	1102334	VA	26.25	7/7/2020	0082234
Squire Jim Deep Mine No. 1	U-3004-18	WV	8.83	8/31/2020	WV1029088
Triad Pocahontas 4 Deep Mine	U-5004-19	WV	6.12	3/2/2020	WV1028952
Triad Pocahontas 6 Deep Mine	U-5007-21	WV	6.70	Pending	WV1028952
Vansant No. 1 Deep Mine	U-4010-94	WV	14.20	12/7/1994	WV1016113
Vansant No. 2 Deep Mine	U-4013-94	WV	15.72	12/19/1994	WV1016113
Vica Deep Mine	U-0011-85	WV	2.34	2/25/1985	WV1005685
Vica Deep Mine	1202149	VA	0.00	Pending	NA
Total			1,182.49

A total bond amount of $11.3 million held by Ramaco is based on the mine closure reclamation liability cost estimate as of December 31, 2021. The ARO estimate for all sites on the complex is $10.0 million, as of December 31, 2021. Both the WVDEP and VDE utilize a bond matrix that determines the rate per acre based upon the activity that the land is to be used for. This rate per acre is simply applied to the permit sites’ acreage to obtain the bond requirement. WEIR concludes that Ramaco’s overall bonding approach, the bond amounts, and the ARO estimates that are currently allocated for the Berwind Complex sites appear reasonable.

Upon searching the WVDEP and the VDE violation records, it was found that the Berwind Complex has an excellent environmental compliance record without a history of any significant fines or citations over the last two years.

17.4	Local Stakeholders

As indicated in Section 13.4.2, Ramaco currently employs 142 personnel at the Berwind Complex and is projected to have a maximum employment of approximately 308 personnel during the Berwind Complex LOM Plan. The complex creates substantial economic value with its third-party service and supply providers, utilities and through payment of taxes and fees to local, state and federal governmental agencies.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The Berwind Complex is located in a rural and fairly isolated area of West Virginia and Virginia. Reportedly, there have been no social or community impact issues relative to the Berwind Complex. The local area supports Ramaco for the jobs that it provides for people in the surrounding communities.

17.5	Mine Closure Plans

Upon mine closure, areas will be reclaimed to near AOC configuration. Regrading and backfilling activities are required to commence within 180 days after the mining operations are complete.

The primary pre-mining land use for the Berwind Complex is forestland. The approved post-mining land use for Ramaco’s permits is forestland. No land within the permit areas have been historically used for prime farmland. The slope of all land within the existing and proposed permit areas is ten percent or greater, which also precludes post-mining land use as prime farmland.

Upon completion of mining operations and regrading, topsoil will be redistributed over the disturbed areas. Mine soil that served as a base for coal stockpiles will be tested to determine if supplemental liming is necessary prior to blending this material with the other mine soil onsite. After the permit area has been graded, soil analysis will be performed to determine the quantity of agricultural limestone, or an equivalent supplement, and fertilizer necessary to achieve the post-mining land use.

All regraded areas will be revegetated as soon as practical to establish quick vegetative cover and minimize erosion. Disturbed and un-reclaimed acreage including excess spoil disposal sites, will not exceed two hundred (200) acres or fifty (50) percent of the permit area, whichever is less. Runoff from these regraded areas will be routed through properly constructed and maintained sediment structures that are designed to retain site runoff along enough for the suspended solids to settle.

Streams on the complex are generally approximately 1,000 feet below the ridges. Soils within the permit area formed in residual parent material derived from interbedded shale, siltstone and sandstone. This consist of very steep soils on narrow ridge tops and on side slopes. The annual precipitation in the area averages approximately 47 inches. Woodlands make up about 85 percent of the total area in this county and soils in this area are well suited to growing forests. The areas to be disturbed and later reclaimed are in the oak-hickory type, of the Appalachian Forest and consists of yellow poplar, basswood, red and black oak, hickory, sugar maple, chestnut oak, white oak, beech, pine/hemlock, scarlet oak, other miscellaneous hardwoods. On dry ridges, spurs and southern slopes white oak, hickory, chestnut oak, Virginia pine and pitch pine are the dominant species. These sites tend to be less productive, and the timber has slower growth, while the moist coves and northern and eastern slopes contain yellow poplar, sugar maple, red oak, black oak, beech, and basswood and are more productive sites.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Both hardwoods and pine seedlings will be hand planted by a reputable tree planting contractor to create a diverse and productive forest. Several species will be selected to create a diverse forest. The overall stocking density for all woody plants on the permitted mine site is at least 500 plants per acre. The stocking density for trees is at least 350 plants per acre. All final land use is planned as forestland except small areas of permanent drainage structures and access roads that have been approved to remain.

Temporary erosion control vegetative cover is established as contemporaneously as practical, with backfilling and grading, until a permanent tree cover can be established. A tree-compatible cover will be used to keep the vegetation that is being established for erosion control from competing too aggressively with the tree seedlings.

17.6	Environmental Compliance, Permitting, and Local Individuals or Groups Issues

Based on WEIR’s review of Ramaco’s plans for environmental compliance, permit compliance and conditions, and dealings with local individuals and groups, Ramaco’s efforts appear to be adequate and reasonable in order to obtain approvals necessary relative to the execution of the Berwind Complex mining plans.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

18.0	Capital and Operating Costs

Ramaco provided historical and projected operating costs and capital expenditures for the Berwind Complex, which were an adequate check and basis for the LOM Plan cost projections. The operating costs and capital expenditures are included in the financial statements that are audited annually by Briggs & Veselka Co. for Ramaco’s 10-K reporting to the SEC. The auditing performed by Briggs & Veselka Co. is conducted in accordance with the standards of the Public Company Accounting Oversight Board.

18.1	Capital Expenditures

The Berwind Complex will require capital to be expended each year for infrastructure additions/extensions, as well as for mining equipment rebuilds/replacements to continue to produce coal at currently projected annual levels of production.

Ramaco’s Berwind Complex development costs since 2017 are considered “Sunk Costs” and as economic returns in this economic analysis are presented only on a forward-looking basis, Sunk Costs are not included in the economic return of the project, as estimated in this study.

The projected capital expenditures are categorized according to each mining operation, and the Knox Creek Preparation Plant. Actual capital expenditures for 2018 through September 2021 and projected capital expenditures, in 2021 dollars, for 2022 through 2039, are shown on Figure 18.1-2:

Figure 18.1-2     Historical and Projected LOM Plan Capital Expenditures

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The capital expenditures in 2022 relate to the slope construction and equipment for the Berwind No. 1 Pocahontas 4 Deep Mine, the Triad Pocahontas 4 Deep Mine, development of the Big Creek Jawbone 1 Deep Mine, the Big Creek Surface and Highwall Mine, and the Knox Creek Preparation Plant.

Ramaco began development of the Berwind Complex in 2017 and commenced mining in the fourth quarter 2017. Mine management has had several years of experience estimating capital expenditures for surface and underground mining and the risk of inaccurate estimates is low. The LOM Plan projected average capital cost of $10.92 per ton for projected mining equipment and infrastructure requirements is $99.54 per ton lower than the historical average of $110.46 per ton, which included high development capital from 2018 through September 2021 for the Berwind No. 1 Mine. Capital expenditures estimates per annual ton are estimated to have an accuracy within +/- 15.0 percent.

Contingency costs account for undeveloped scope and insufficient data. Contingency for required major projects and mining equipment is estimated at 10 percent and is intended to cover unallocated costs from lack of detailing in scope items. It is a compilation of aggregate risk from estimated cost areas.

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18.2	OPERATING COSTS AND RISKS

Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, hours worked, and production and productivity for mining areas in the LOM Plan. The Berwind Complex actual and LOM Plan projected operating costs in dollars and dollars per ton, are shown on Figure 18.2-1:

Figure 18.2-1     Berwind Complex Historical and LOM Plan Operating Costs

Note: 2018 through 2021 are actual

Descriptions or explanations of the operating costs considered in the LOM Plan are as follows:

Direct Cash Cost:

•	Labor cost, which includes wages and benefits for hourly and salary personnel at the mine and preparation plant.

•	Maintenance and supplies, which are expenses related to upkeep of mining equipment and associated infrastructure.

•	Utility expenses, which are expenses related primarily to purchase of electrical power to operate mining equipment at the mines and preparation plant equipment, telephone and data lines, water, and garbage services.

•	Trucking costs, which are expenses primarily related to transportation of ROM coal from the mines to the preparation plant.

•	Allocations (in/out), which are various costs for the preparation plant.

•	Professional services, which are expenses related to legal, engineering, and other firms providing services to the Berwind Complex.

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•	Property Tax and Insurance are expenses related to property taxes and liability insurance for risk management purposes.

•	Other costs, which are miscellaneous expenses related to operation of the mines and preparation plant.

•	Sales related costs are expenses related to Black Lung Excise Tax, Virginia and West Virginia Severance Taxes, and Virginia, West Virginia and Office of Surface Mining reclamation taxes.

•	Royalties are expenses related to leased surface and mineral properties.

•	General and Administrative, which include expenses related to administrative offices and personnel to manage the mining operations.

Selling, General and Administrative Costs:

•	Expenses related to coal sales and corporate administrative costs

Non-Cash Costs:

•	Asset retirement obligation accretion, depreciation, and amortization costs

Detailed LOM Plan annual operating costs and capital expenditures are shown below in Table 18.2-1.

Table 18.2-1          LOM Plan Annual Operating Cost and Capital Expenditures

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	Total
Labor costs	15.6	12.6	12.1	12.0	10.3	9.2	8.5	9.2	8.1	9.0	9.5	7.9	10.0	9.1	9.1	8.7	8.7	5.1	174.7
Maintenance & supplies	28.2	22.2	22.7	22.5	20.1	17.6	16.2	17.6	15.4	17.1	18.3	14.9	19.3	17.4	17.4	16.7	16.5	9.0	329.2
Utility expenses	4.4	2.9	3.3	3.3	3.1	2.7	1.6	1.8	1.6	1.7	1.8	1.5	1.9	1.8	1.7	1.7	1.7	1.0	39.5
Trucking costs	3.7	3.4	3.2	3.1	2.7	2.4	2.2	2.4	2.1	2.4	2.5	2.1	2.7	2.4	2.4	2.3	2.3	1.2	45.4
Contract Mining	7.2	7.8	8.1	8.2	8.2	6.9	-	-	-	-	-	-	-	-	-	-	-	-	46.4
Purchased third-party coal	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.8
Professional services	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Property tax & insurance	0.8	0.7	0.8	0.8	0.6	0.6	0.6	0.6	0.5	0.6	0.6	0.5	0.6	0.6	0.6	0.6	0.6	0.5	11.0
Other costs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Sales related tax costs	18.7	10.9	10.9	10.7	9.7	8.5	6.7	7.2	6.3	7.1	7.5	6.2	7.9	7.2	7.2	6.9	6.8	3.7	150.3
Administrative costs	0.6	0.6	0.7	0.7	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	4.5
Total Cost of Production	80.4	60.6	61.8	61.4	55.0	48.0	36.0	38.9	34.3	38.0	40.4	33.3	42.6	38.6	38.6	37.0	36.7	20.7	802.1

Asset Retirement obligation	0.4	0.4	0.4	0.4	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	4.4
Depreciation and amortization	3.6	4.4	5.1	5.0	2.9	2.5	2.3	2.5	2.2	2.4	2.6	2.1	2.7	2.5	2.5	2.4	2.4	1.3	51.3
Total Costs and Expenses	84.4	65.4	67.3	66.8	58.1	50.7	38.5	41.6	36.6	40.6	43.2	35.6	45.6	41.3	41.3	39.6	39.3	22.1	857.8

Capital Expenditures	19.5	6.2	6.4	6.4	6.2	6.0	5.7	5.7	5.8	5.7	5.7	5.7	5.9	5.7	5.7	5.7	5.7	0.1	114.1

The LOM Plan projected cash operating cost of $76.79 per ton is $41.89 per ton lower than the four-year historical average of $118.69 per ton. The historical cash operating cost was elevated due to the development costs associated with ramping from the Pocahontas No. 3 Seam to the Pocahontas No. 4 Seam at the Berwind No. 1 Mine. With the long history of cost of sales, no contingency is included, although the accuracy of the LOM Plan projected cost of sales should be considered to be within 15 percent of the historical average.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Capital and Operating Cost Estimation Risk

The Berwind Complex has been in operation since 2017 and has had a relatively long period of experience with capital expenditure costs and operating costs. Since the mining operations will continue in similar coal seams and mined in the same manner as historically, there is little risk associated with the specific engineering estimation methods used to arrive at projected capital expenditures and operating costs. An assessment of accuracy of estimation methods is reflected in the sensitivity analysis in Section 19.3.

For purposes of the Preliminary Feasibility Study relative to the Berwind Complex LOM Plan, capital expenditures are estimated to an accuracy of +/- 15 percent, with a contingency of 10 percent, and operating costs are estimated at an accuracy of +/- 15 percent, with no contingency.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

19.0	Economic Analysis

19.1	Assumptions, Parameters, and Methods

A Preliminary Feasibility Study financial model has been prepared in order to assess the economic viability of the Berwind Complex LOM Plan. Specifically, plans were evaluated using discounted cash flow analysis, which consists of annual revenue projections for the Berwind Complex LOM Plan. Cash outflows such as capital, including preproduction costs, sustaining capital costs, operating costs, transportation costs, and taxes are subtracted from the inflows to produce the annual cash flow projections. Cash flows are recognized to occur at the end of each period. There is no adjustment for inflation in the financial model, and all cash flows are in 2021 dollars. WEIR’s study is conducted on an un-levered basis, excluding costs associated with any debt servicing requirements.

To reflect the time value of money, annual net cash flow projections are discounted back to the project valuation date, using a discount rate of 10 percent. The discount rate appropriate to a specific project depends on many factors, including the type of commodity and the level of project risks, such as market risk, technical risk, and political risk. The discounted present values of the cash flows are summed to arrive at the Berwind Complex NPV.

Projected cash flows do not include allowance of any potential salvage value. Additionally, capital previously expended (sunk cost) is not included in the assessment of economic returns.

WEIR’s after-tax NPV incorporates a projected corporate income tax rate of 21 percent, as provided by Ramaco.

In addition to NPV, the Internal Rate of Return (IRR) is also calculated. The IRR is defined as the discount rate that results in an NPV equal to zero. Payback Period is calculated as the time required to achieve positive cumulative cash flow for the Berwind Complex at a 10 percent discount rate. As the Berwind Complex is ongoing with no initial investment required (i.e., already sunk cost), payback period is less than one year.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

The actual and LOM Plan coal sales price forecast used to estimate Berwind Complex revenue are depicted on Figure 19.1-1.

Figure 19.1-1     FOB Mine Coal Sales Price Forecast

19.2	ECONOMIC ANALYSIS AND ANNUAL CASH FLOW FORECAST

The annual cash flow for the Berwind Complex LOM Plan are summarized on Figure 19.2-1 and Table 19.2-1 as follows:

Figure 19.2-1     Annual Cash Flow Forecast

Table 19.2-1          Annual Cash Flow Forecast Detail

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	Total
Revenues	184.2	110.9	109.5	107.5	97.5	84.8	65.5	71.1	62.2	69.4	74.0	60.3	78.3	70.6	70.5	67.6	66.9	36.0	1,486.7

Total Costs and Expenses	84.4	65.4	67.3	66.8	58.1	50.7	38.5	41.6	36.6	40.6	43.2	35.6	45.6	41.3	41.3	39.6	39.3	22.1	857.8
Income before taxes	99.8	45.4	42.2	40.6	39.4	34.1	27.1	29.5	25.6	28.8	30.8	24.8	32.7	29.3	29.3	28.0	27.7	13.9	628.9
Income tax expense	21.0	9.5	8.9	8.5	8.3	7.2	5.7	6.2	5.4	6.0	6.5	5.2	6.9	6.2	6.1	5.9	5.8	2.9	132.1
Net income	78.8	35.9	33.3	32.1	31.1	26.9	21.4	23.3	20.2	22.7	24.3	19.6	25.8	23.2	23.1	22.1	21.9	11.0	496.8
Adjusted EBITDA	82.9	40.7	38.9	37.6	34.2	29.6	23.9	26.0	22.6	25.4	27.1	21.8	28.8	25.8	25.8	24.7	24.4	12.3	552.5
Capital Expenditures	19.5	6.2	6.4	6.4	6.2	6.0	5.7	5.7	5.8	5.7	5.7	5.7	5.9	5.7	5.7	5.7	5.7	0.1	114.1
Total Cash Flow	63.4	34.5	32.4	31.1	28.0	23.6	18.1	20.3	16.8	19.6	21.4	16.1	22.9	20.1	20.1	18.9	18.7	12.2	438.4

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Cash flows decline after 2022, as a result of a projected decrease in coal sales realizations. While not included in these cash flows, Ramaco plans to commence other mining operations within the Berwind Complex, as existing operations phase out. Significant tonnage associated with those future, to-be-planned operations, is currently classified as Resource tonnage. As LOM plans are prepared for operations within the current Resource areas of the Berwind Complex, updates will be made to this analysis.

The Berwind Complex LOM Plan has an after-tax NPV of $246.8 million, at a base case discount rate of 10 percent (Table 19.2-2). As the Berwind Complex is ongoing with no initial investment required (i.e., already sunk cost), the IRR indicates that the Berwind Complex NPV is infinite. Cumulative (undiscounted) cash flow over the LOM Plan is positive, at $438.4 million. The Return on Investment (ROI), at a 10 percent discount rate, is 290 percent.

The after-tax NPV, IRR, cumulative cash flow and ROI are summarized in Table 19.2-2 as follows:

Table 19.2-2          After-Tax NPV, IRR, Cumulative Cash Flow, and ROI

LOM Plan
NPV ($Million)	246.8
IRR (%)	Infinite
Cumulative Cash Flow ($Million)	438.4
Return on Investment (%)	290

Table 19.2-3 presents key operational statistics for the LOM Plan on an after-tax basis. Over the LOM Plan, the average cash operating cost is $76.79 per clean ton. Operating costs include mining, processing, G&A, but exclude amortization costs on capital expenditures.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Table 19.2-3          Key Operating Statistics

LOM Plan
ROM Tons Produced (000s)	23,397
Clean Tons Produced (000s)	10,461
Preparation Plant Yield (%)	44.7
Marketable Tons Sold (000s)	10,445

($ Per Ton)
Coal Sales Realization	142.33

Direct Cash Costs	76.79
Non-cash Costs	5.33
Total Cost of Sales	82.13

Profit / (Loss)	60.21

EBITDA	65.54

CAPEX	10.92

19.3	SENSITIVITY ANALYSIS

A sensitivity analysis was undertaken to examine the influence of changes to assumptions for coal sales prices, production, operating cost, capital expenditures, and the discount rate on the base case after-tax NPV. The sensitivity analysis range (+/- 25 percent) was designed to capture the bounds of reasonable variability for each element analyzed. The basis for reasonable variability for each element analyzed is summarized as follows:

•	Sales Price - Historical coal sales price variability of 20 percent between 2018 and September 2021

•	Production - Variability in production of up to 28 percent from the 2019 through 2020

•	Operating Cost - Estimated accuracy of +/- 15 percent

•	Capital Costs - Estimated accuracy of +/- 15 percent

•	Discount Rate - based on range of variability from 7.5 to 12.5 percent

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Figure 19.3-1 depicts the results of the NPV sensitivity analysis.

Figure 19.3-1 Net Present Value Sensitivity Analysis

Figure 19.3-1 shows that the Berwind Complex NPV is most sensitive to changes in coal sales prices and operating costs. It is less sensitive to changes in production and least sensitive to changes in discount rate and capital expenditures.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

20.0	Adjacent Properties

This TRS does not include any estimates of coal resources or coal reserves associated with adjacent uncontrolled properties.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

21.0	Other Relevant Data and Information

Conducting a due diligence investigation relative to the mineral and surface rights of Ramaco’s mining operations was not part of WEIR’s scope of work. This TRS is based on Ramaco controlling, by lease or ownership, or having the ability to acquire the coal reserves and surface lands necessary to support its mine plans.

The ability of Ramaco, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.

Coal mining is carried out in an environment where not all events are predictable. While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

22.0	Interpretations and Conclusions

22.1	SUMMARY OF INTERPRETATIONS AND CONCLUSIONS

Interpretation

Ramaco has a long operating history of resource exploration, mine development, and mining operations at the Berwind Complex, with extensive exploration data including drillholes, in-mine seam thickness and elevation measurements, and in-mine channel samples supporting the determination of mineral resource and reserve estimates, and projected economic viability. The data has been reviewed and analyzed by WEIR and determined to be adequate in quantity and reliability to support the coal resource and coal reserve estimates in this TRS.

Conclusion

The coal resource and coal reserve estimates and supporting Preliminary Feasibility Study were prepared in accordance with Regulation S-K 1300 requirements. There are 535 million in-place tons of measured and indicated coal resources, exclusive of reserves, and 10.5 million clean recoverable tons of mineable reserves within the Berwind Complex as of December 31, 2021. Reasonable prospects for economic extraction were established through the development of a Preliminary Feasibility Study relative to the Berwind Complex LOM Plan, considering historical mining performance, historical and projected metallurgical coal sales prices, historical and projected mine operating costs, and recognizing reasonable and sufficient capital expenditures.

22.2	SIGNIFICANT RISKS AND UNCERTAINTIES

Risk, as defined for this study, is a hazard, condition, or event related to geology and reserves, mine operations and planning, environmental issues, health and safety, and general business issues that when taken individually, or in combination, have an adverse impact on Ramaco’s development of the Berwind Complex. Risks can disrupt operations, adversely affect production and productivity, and result in increased operating cost and/or increased capital expenditures.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

In the context of this TRS, the likelihood of a risk is a subjective measure of the probability of the risk occurring, recognizing the magnitude of the risk defined as follows:

Low Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, should not have any material adverse effect on the economic viability of the project.

Moderate Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, could have a detrimental effect on the economic viability of the project.

High Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, could have a seriously adverse effect the economic viability of the project.

Based on a review of available information and discussions with Ramaco personnel, WEIR identified potential risks associated with the Berwind Complex LOM Plan. The risks, WEIR’s assessment of risk magnitude, and comments based on WEIR’s experience with surface and underground mining operations are summarized in Table 22.2-1 as follows:

Table 22.2-1          Berwind Complex Risk Assessment Summary

Area of Risk	WEIR Risk Assessment	Comments
Coal Quality	Low	Based on previous production and core hole quality data, coal quality appears to be a consistently good metallurgical coal product.

Horizontal Stress	Low	Observed mining conditions do not indicate horizontal stress problems.

Land Acquisition	Low	All mineral control is maintained through current leases and subleases. No additional acquisitions are necessary for the LOM Plan.

Methane	Low to Moderate	Although methane gas is present in the seams, gas liberation experienced to date has been low to moderate, or at levels that can be safely mitigated during mining. Procedures and continuous gas monitoring are in place to prevent, to the extent possible, methane ignitions and mine fires.

Overburden Stress	Low	The potential for a coal pillar bump or release of stress when mining will be monitored as a part of the normal mining operation. Due to the mountainous terrain, overburden can approach 1,000 feet when mining under ridges. However, the risk of bumps occurring is minimal, since coal outbursts, as a result of sudden release of energy, are typically associated with depth of cover of 1,500 to plus 2,000 feet.

Qualified Employees	Low to Moderate	Recent changes in the coal mining industry have resulted in many coal miners being closed resulting in fewer qualified employees available in general. Ramaco has existing operations with sufficient qualified employees. However, additional mine startups may cause some employee shortages. Ramaco can train inexperienced miners along their experienced miners.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

Area of Risk	WEIR Risk Assessment	Comments
Rail Lines	Low to Moderate	There is currently a shortage of coal rail transportation capacity. The recent upswing in coal prices has resulted in short term increases in rail capacity. This capacity will likely be a relative unknown for the medium to long term.

Refuse Disposal	Low	Ramaco's currently permitted refuse disposal capacity is sufficient for the long term.

Roof Lithology	Low to Moderate	All underground coal mines have the potential to experience unstable roof conditions. The relative consistency of the Norton and Pocahontas Formations that primarily consists of competent sandstones and shales help decrease this risk at the Berwind Complex Deep Mines. Additionally, this potential risk can be kept in the low range through proper ground control engineering and following approved roof control plans.

Geology	Low to Moderate	The structure of the seams at the Berwind Complex all have a relatively gentle dip of approximately two degrees to the northwest or to the south/southwest. There are seven significant faults in the area. There are no known structural anomalies such as sand channels that cut out seams.

Spontaneous Combustion	Low	Seams at the Berwind Complex have a low potential for spontaneous combustion, and Ramaco has not experienced any loss of production due to spontaneous combustion.

Water Inflow	Low	Ramaco mines at the Berwind Complex are relatively dry since the mines are well above drainage.

Market Conditions	Moderate	Market conditions remain volatile for metallurgical coal. Blast Furnace methods for making steel is under pressure from various world-wide government entities due to CO2 emissions. Markets in China and India are likely to be primary drivers for the metallurgical coal industry. Ramaco should prioritize maintaining good relations with existing and potential clients.

It is WEIR’s opinion that the majority of the risks can be kept low and/or mitigated with efficient and effective mine planning and mine engineering, and monitoring of the mining operations.

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

23.0	Recommendations

The Berwind Complex has sufficient geologic exploration data to estimate mineral reserves and resources. Future exploration work will be undertaken by Ramaco to continuously provide geological data primarily for use by mine operations personnel related to effective implementation of the Mine Plans. Future exploration work and mineral property acquisition should include what has been historically implemented related to the following:

Geology

•	Have an experienced geologist log core holes, measure core recovery, and complete sampling. Geophysically log core holes to verify seam and coal thickness and core recovery.

•	Geophysically log rotary holes to verify strata and coal thickness.

•	Continue to prepare laboratory sample analysis at 1.40 and 1.50 specific gravities to better match the preparation plant specific gravity when processing a metallurgical coal.

•	Continue collecting channel samples (include parting).

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

24.0	References

References used in preparation of this TRS are as follows:

•	Ramaco. 2021. Berwind No1 Mine Pocahontas No 3 Seam Plan 2021 - Standard

•	Ramaco. 2021. Berwind Poca4 CTPF Mine Plan 2022 - Standard

•	Ramaco. 2021. Triad P4 Mine Plan 2022 - Standard

•	Ramaco. 2021. Big Creek Jawbone Deep Mine Plan 2021- Standard

•	Ramaco. 2021. Big Creek Surface Mine Plan 2021 - Standard

•	Ramaco. 2021. Knox Creek Tiller Mine Jawbone Seam Plan 2020 – Standard

•	Harlow, George E., Jr. and LeCain, Gary D., 1993, Hydraulic Characteristics of, and Ground-Water Flow in, Coal-Bearing Rocks of Southwestern Virginia: U. S. Geological Survey Water-Supply Paper 2388.

Websites Referenced:

•	Securities and Exchange Commission - Modernization of Property Disclosures for Mining Registrants - Final Rule Adoption

https://www.sec.gov/rules/final/2018/33-10570.pdf

•	MSHA Data Retrieval Site

https://www.msha.gov/mine-data-retrieval-system

•	WVDEP Permits

https://apps.dep.wv.gov/webapp/_dep/securearea/public_query/ePermittingApplicationSearchPage.cfm

•	VDE Permits; Mined Land Repurposing Internet (virginia.gov)

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

25.0	Reliance on Information Provided by the Registrant

In preparing this report, WEIR relied upon data, written reports and statements provided by the registrant. It is WEIR’s belief that the underlying assumptions and facts supporting information provided by the registrant are factual and accurate, and WEIR has no reason to believe that any material facts have been withheld or misstated. WEIR has taken all appropriate steps, in its professional opinion, to ensure information provided by the registrant is reasonable and reliable for use in this report.

The registrant’s technical and financial personnel provided information as summarized on Table 25.1 as follows:

Table 25.1          Information Relied Upon from Registrant

Category	Information	Report Section
Legal	Mineral control and surface rights	3

Geotechnical	Pillar design, roof control plans, and rock quality analyses	13.1.1

Hydrogeological	Hydrogeological Analysis including inflow rates, permeability and tranmisivity calculations, and watershed analysis	13.1.2

Marketing	Coal sales price projections	16

Environmental	Permits, bond, and reclamation liability	17

Macroeconomic	Real price growth (coal sales, labor and other cash costs)	18

Income Tax	Income Tax Rate	19

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Technical Report Summary Berwind Complex Prepared for Ramaco Resources, Inc.

APPENDIX A - EXHIBIT

Exhibit 6.3-2    Berwind Complex, Geological Cross Sections

November 22, 2022	Page 118

EXHIBIT D

Exhibit 96.2 to the Form Amendment

D - 1

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Notice

Weir International, Inc. (WEIR) was retained by Ramaco Resources, LLC (Ramaco) to prepare this Technical Report Summary (TRS) related to Ramaco’s Elk Creek Complex. This report provides a statement of Ramaco’s coal reserves and resources at its Elk Creek Complex and has been prepared in accordance with the United States Securities and Exchange Commission (SEC), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (CFR) § 229.601(b)(96)(iii)(B) reporting requirements. This report was prepared for the sole use of Ramaco and its affiliates and is effective as of December 31, 2021.

This report was prepared by full-time WEIR personnel who meet the SEC’s definition of Qualified Persons (QPs) with sufficient experience in the relevant type of mineralization and deposit under consideration in this report.

In preparing this report, WEIR relied upon data, written reports and statements provided by Ramaco. WEIR has taken all appropriate steps, in its professional opinion, to ensure information provided by Ramaco is reasonable and reliable for use in this report.

The accuracy of reserve and resource estimates are, in part, a function of the quality and quantity of available data at the time this report was prepared. Estimates presented herein are considered reasonable. However, they should be accepted with the understanding that with additional data and analysis available subsequent to the date of this report, the estimates may necessitate revision which may be material. Certain information set forth in this report contains “forward-looking information”, including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The assumptions used to develop the forward-looking information and the risks that could cause the actual results to differ materially are detailed in the body of this report.

WEIR and its personnel are not affiliates of Ramaco or any other entity with ownership, royalty or other interest in the subject property of this report.

Weir International, Inc. hereby consents to the use of Ramaco’s Elk Creek Complex coal reserve and resource estimates as of December 31, 2021.

Qualified Person:	/s/ Weir International, Inc

Date:	November 22, 2022

Address:	Weir International, Inc.
1431 Opus Place, Suite 210
Downers Grove, IL 60515

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

TABLE OF CONTENTS

Page

1.0	Executive Summary	1
1.1	Property Description	1
1.2	Geological Setting and Mineralization	4
1.3	Exploration	4
1.4	Development and Operations	5
1.5	Mineral Reserve and Resource Estimate	6
1.6	Economic Evaluation	9
1.7	Environmental Studies and Permitting Requirements	11
1.8	Conclusions and Recommendations	12

2.0	Introduction	15
2.1	Registrant	15
2.2	Terms of Reference and Purpose	15
2.3	Sources of Information and Data	16
2.4	Details of the Personal Inspection Of the Property	18
2.5	Previous TRS	18

3.0	Property Description	19
3.1	Property Location	19
3.2	Property Area	19
3.3	Property Control	20
3.4	Mineral Control	20
3.5	Significant Property Encumbrances and Permit Status	21
3.6	Significant Property Factors and Risks	22
3.7	Royalty Interest	22

4.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	23
4.1	Topography, Elevation, and Vegetation	23
4.2	Property Access	23
4.3	Climate and Operating Season	24
4.4	Infrastructure	24

5.0	History	26
5.1	Previous Operations	26
5.2	Previous Exploration and Development	26

6.0	Geological Setting, Mineralization, and Deposit	28
6.1	Regional, Local, and Property Geology	28
6.1.1	Regional Geology	28
6.1.2	Local Geology	28
6.1.3	Property Geology	28
6.2	Mineral Deposit Type and Geological Model	29
6.3	Stratigraphic Column and Cross section	30

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

7.0	Exploration	31
7.1	Non-Drilling Exploration	31
7.2	Drilling	31
7.3	Hydrogeological Data	33
7.4	Geotechnical Data	33
7.5	Site Map and Drillhole Locations	34
7.6	Other Relevant Drilling Data	35

8.0	Sample Preparation, Analyses, and Security	36
8.1	Sample Preparation Methods and Quality Control	36
8.2	Laboratory Sample Preparation, Assaying, and Analytical Procedures	36
8.2.1	SGS North America Inc.	36
8.2.2	Precision Testing Laboratory, Inc	36
8.2.3	Other Laboratories	36
8.3	Quality Control Procedures and Quality Assurance	37
8.4	Sample Preparation, Security, and Analytical Procedures Adequacy	37

9.0	Data Verification	38
9.1	Data Verification Procedures	38
9.2	Data Verification Limitations	39
9.3	Adequacy of Data	39

10.0	Mineral Processing and Metallurgical Testing	40
10.1	Mineral Processing Testing and Analytical Procedures	40
10.2	Mineralization Sample Representation	40
10.3	Analytical Laboratories	40
10.4	Relevant Results and Processing Factors	41
10.5	Data Adequacy	42

11.0	Mineral Resource Estimates	43
11.1	Key Assumptions, Parameters, and Methods	43
11.2	Estimates of Mineral Resources	47
11.3	Technical and Economic Factors for Determining Prospects of Economic Extraction	49
11.4	Mineral Resource Classification	49
11.5	Uncertainty in Estimates of Mineral Resources	53
11.6	Additional Commodities or Mineral Equivalent	54
11.7	Risk and Modifying Factors	54

12.0	Mineral Reserve Estimates	56
12.1	Key Assumptions, Parameters, and Methods	56
12.2	Estimates of Mineral Reserves	57
12.3	Estimates of Reserve Cut-off Grade	59
12.4	Mineral Reserve Classification	59
12.5	Coal Reserve Quality and Sales Price	60
12.6	Risk and Modifying Factors	61

13.0	Mining Methods	62
13.1	Geotechnical and Hydrological Models	62
13.1.1	Geotechnical Model	62

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

13.0	Mining Methods (Cont.)
13.1.2	Hydrogeological Model	64
13.1.3	Other Mine Design and Planning Parameters	65
13.2	Production, Mine Life, Dimensions, Dilution, and Recovery	65
13.2.1	Production Rates	65
13.2.2	Expected Mine Life	68
13.2.3	Mine Design Dimensions	68
13.2.4	Mining Dilution	69
13.2.5	Mining Recovery	70
13.3	Development and Reclamation Requirements	70
13.3.1	Underground Development Requirements	70
13.3.2	Reclamation (Backfilling) Requirements	70
13.4	Mining Equipment and Personnel	71
13.4.1	Mining Equipment	71
13.4.2	Staffing	73
13.5	Life of Mine Plan Map	76

14.0	Processing and Recovery Methods	85
14.1	Plant Process and Flowsheet	85
14.2	Plant Processing Design, Equipment Characteristics and Specifications	86
14.3	Energy, Water, Process Materials, and Personnel Requirements	88

15.0	Infrastructure	89
15.1	Roads	89
15.2	Rail	89
15.3	Power	89
15.4	Water	89
15.5	Pipelines	89
15.6	Port Facilities, Dams, and Refuse Disposal	90
15.7	Map of Infrastructure	91

16.0	Market Studies	92
16.1	Markets	92
16.2	Material Contracts	93
16.3	Price Forecast	93

17.0	Environmental Studies, Permitting, and Local Individuals or Groups Agreements	95
17.1	Environmental Studies	95
17.2	Refuse Disposal and Water Management	96
17.3	Permits and Bonding	101
17.4	Local Stakeholders	102
17.5	Mine Closure Plans	102
17.6	Environmental Compliance, Permitting, and Local Individuals or Groups Issues	104

18.0	Capital and Operating Costs	105
18.1	Capital Expenditures	105
18.2	Operating Costs and Risks	106

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

19.0	Economic Analysis	109
19.1	Assumptions, Parameters, and Methods	109
19.2	Economic Analysis and Annual Cash Flow Forecast	110
19.3	Sensitivity Analysis	112

20.0	Adjacent Properties	114

21.0	Other Relevant Data and Information	115

22.0	Interpretations and Conclusions	116
22.1	Summary of Interpretations and Conclusions	116
22.2	Significant Risks and Uncertainties	116

23.0	Recommendations	119

24.0	References	120

25.0	Reliance on Information Provided by the Registrant	121

FIGURES

Figure 1.1-1	General Location Map	3
Figure 6.3-1	Elk Creek Stratigraphic Column	30
Figure 7.5-1	Drillhole Locations	34
Figure 10.4-2	Preparation Plant Recovery	41
Figure 11.4-1	Variogram Model No. 2 Gas Seam Thickness	51
Figure 13.5-1	Life of Mine Plan, No. 2 Gas and Eight-Kay Deep Mine	76
Figure 13.5-2	Life of Mine Plan, Ram No. 1 and No. 3 Surface and Highwall Mines	77
Figure 13.5-3	Life of Mine Plan, Rockhouse Eagle Deep Mine	78
Figure 13.5-4	Life of Mine Plan, Glenalum Tunnel #1 Deep Mine	79
Figure 13.5-5	Life of Mine Plan, Bens Creek Deep Mine	80
Figure 13.5-6	Life of Mine Plan, Michael Powellton Deep Mine	81
Figure 13.5-7	Life of Mine Plan, Crucible and Stonecoal No. 2 Deep Mines	82
Figure 13.5-8	Life of Mine Plan, Crucible Lower Cedar Grove Deep Mine	83
Figure 13.5-9	Life of Mine Plan, Stonecoal No. 2 Alma Deep Mine	84
Figure 14.1-1	Simplified Preparation Plant Flowsheet	85
Figure 15.7-1	Mine Infrastructure	91
Figure 16.1-1	Metallurgical Coal Sales Prices	92
Figure 16.1-2	Historical and Forecast Coal Sales Price	94
Figure 18.1-2	Historical and Projected LOM Plan Capital Expenditures	105
Figure 18.2-1	Elk Creek Complex Historical and LOM Plan Operating Costs	106
Figure 19.1-1	FOB Mine Coal Sales Price Forecast	110
Figure 19.2-1	Annual Cash Flow Forecast	110
Figure 19.3-1	Net Present Value Sensitivity Analysis	113

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

TABLES

Table 1.5-1	In-Place Coal Resource Tonnage and Quality Estimate, as of December 31, 2021	6
Table 1.5-2	Recoverable Coal Reserve Tonnage and Quality Estimate, as of December 31, 2021	8
Table 1.6-1	Key Operating Statistics	10
Table 1.7-1	Elk Creek Complex Mining and NPDES Permits	11
Table 3.3-1	Property Control	20
Table 3.4-1	Mineral Control	21
Table 3.5-1	Permit List	22
Table 5.2-1	Previous Exploration	27
Table 7.2-1	Drilling Programs	32
Table 10.4-4	Historical Preparation Plant Recovery	42
Table 11.1-1	Stratigraphic Model Interpolators	44
Table 11.1-2	Drillhole Statistics	45
Table 11.2-1	In-Place Coal Resource Tonnage and Quality Estimate as of December 31, 2021	47
Table 11.4-1	Theoretical Variogram Ranges	51
Table 11.4-2	Statistics for Elk Creek Complex Composited Samples	52
Table 12.2-3	Recoverable Coal Reserve Tonnage and Quality Estimate as of December 31, 2021	57
Table 12.2-4	Reserve Validation	58
Table 12.5-1	Average Reserve Coal Quality	60
Table 13.2.1-1	Elk Creek Complex Historical ROM and Clean Production, Preparation Plant Yield, and Productivity	67
Table 13.2.1-2	Elk Creek Complex LOM Plan Projected ROM and Clean Production, and Preparation Plant Yield	67
Table 13.4.1-1	Standard/Typical Continuous Miner Section Equipment	71
Table 13.4.1-2	Elk Creek Complex Primary Underground Equipment Fleet	72
Table 13.4.1-3	Surface Mining Equipment	72
Table 13.4.2-1	Current Staffing	73
Table 13.4.2-2	LOM Plan Staffing	73
Table 13.4.2-3	Elk Creek Complex Manhours Worked, NFDL Injuries and NFDL Incidence Rate	74
Table 13.4.2-4	Plant Manhours Worked, NFDL Injuries and NFDL Incidence Rate	75
Table 14.2-1	Major Preparation Plant and Material Handling Equipment	87
Table 17.3-1	Elk Creek Complex Mining and NPDES Permits	101
Table 18.2-1	LOM Plan Annual Operating Cost and Capital Expenditures	108
Table 19.2-1	Annual Cash Flow Forecast Detail	111
Table 19.2-2	After-Tax NPV, IRR, Cumulative Cash Flow, and ROI	111
Table 19.2-3	Key Operating Statistics	112
Table 22.2-1	Elk Creek Complex Risk Assessment Summary	117
Table 25.1	Information Relied Upon from Registrant	121

APPENDIX A - EXHIBIT

Exhibit 6.3-1	Elk Creek Complex, Geological Cross Sections	122

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

1.0	Executive Summary

WEIR was retained by Ramaco Resources, Inc. (Ramaco) to prepare a Technical Report Summary (TRS) related to Ramaco’s Elk Creek Complex coal holdings This report has been prepared in accordance with the United States Securities and Exchange Commission (SEC), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (CFR) § 229.601(b)(96)(iii)(B) reporting requirements.

1.1	Property Description

The Elk Creek Complex is located approximately 45 miles south of Charleston, West Virginia, in Logan, Wyoming, and Mingo Counties at 37.698718 degrees North Latitude and 81.778297 degrees West Longitude on the World Geodetic System (WGS 84) reference coordinate system. The nearest town is Man, West Virginia, which is approximately five miles to the northwest of the Elk Creek Complex. The Elk Creek Complex is within the Southern West Virginia coal field of the Central Appalachia Coal Producing (CAPP) Region of the United States (see Figure 1.1-1).

The Elk Creek Complex consists of approximately 20,200 acres of leased coal holdings. Within the Elk Creek Complex controlled coal holdings, 16,000 acres lie in Logan County, 2,800 acres in Wyoming County and 1,400 acres in Mingo County. Currently, there are four active mines within the complex:

•	Ram No. 1 Surface and Highwall Mine

•	Stonecoal No. 2 Alma Deep Mine

•	Rockhouse Eagle Deep Mine

•	No. 2 Gas Deep Mine

There are four planned and permitted mines within the complex:

•	Michael Powellton Deep Mine, scheduled for late 2022 startup

•	Crucible Lower Cedar Grove B and C seams, scheduled for early 2022 startup

•	Glenalum Tunnel #1 Deep Mine, scheduled for 2027 startup

•	Ram No. 3 Surface and Highwall Mine, scheduled for 2023 startup

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

There is one permitted inactive mine, the Eight-Kay Deep Mine that is projected to re-start in 2027.

The Bens Creek Deep Mine is planned, but is not yet permitted. The projected startup date for this mine is 2026. There are several other resource areas on the property which Ramaco may plan to mine and permit at a future date.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 1.1-1           General Location Map

Pittsburgh
Ohio
Columbus
Harrisb
Cincinnati
West Virginia
Washing
Frankfort
Richmond
Virginia
VITA, Esri, HERE, Garmin, FAO, NOAA, USGS, EPA, Esri, USGS
Kanawha County
KCNW
WNFR
Fayette County
Boone County
Raleigh County
Mingo County
Martin County
WEST VIRGINIA
KENTUCKY
Elk Creek Complex
CSXT
NS
Wyoming County
Pike County
KENTUCKY
VIRGINIA
WEST VIRGINIA
VIRGINIA
McDowell County
Buchanan County
Dickenson County
0 2.5 5 10 15
Miles
Figure 1.1-1
Elk Creek Complex
Logan, Wyoming, and Mingo Counties, West Virginia
General Location Map
Prepared For
Ramaco Resources, Inc.
WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

November 22, 2022	Page 3

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

1.2	Geological Setting and Mineralization

The coal seams on the Elk Creek Complex are Carboniferous in age and form part of the Kanawha Formation of the Pennsylvanian System. Typical strata consist largely of sandstone, sandy shale and shale, with beds of coal. The property is located in the CAPP region of the United States. Coal deposits in this region have long supported production for the domestic and international metallurgical and thermal coal markets. The coal seams within the Elk Creek Complex are known for very high calorific value (Btu/lb) and high volatile metallurgical coal characteristics, with high fluidity, low ash content, and medium sulfur content.

The 26 primary coal seams of interest on the Elk Creek Complex, in descending stratigraphic order, are the Buffalo Creek 5, Winifrede, Chilton A, Upper Dorothy Rider, Upper Dorothy 1, Upper Dorothy 2, Upper Dorothy 3 and 4, Middle Dorothy, Lower Dorothy, Williamson, Upper Cedar Grove, Lower Cedar Grove A, Lower Cedar Grove B, Lower Cedar Grove C, Upper and Lower Alma, Powellton, Eagle, No. 2 Gas, Bens Creek 1, 2 and 3, Cedar, Lower War Eagle, Glenalum Tunnel, and Gilbert. The seams are relatively thin (usually less than four feet in thickness individually), conformable, and continuous.

Several of the coal seams of interest occur in multiple benches. In some places, the interburden between benches is thin enough to allow the mining of multiple benches. This usually involves mining some parting, which is removed during processing at the preparation plant.

1.3	Exploration

Prior to Ramaco’s control of the property in 2012, previous exploration, some dating back before 1977, included 582 holes drilled within or in proximity to the Elk Creek Complex. Historical exploration at the Elk Creek Complex has relied exclusively upon continuous core drilling.

It is WEIR’s opinion that the adequacy of sample preparation, security, and analytical procedures for holes that were drilled by Ramaco after acquiring the property is acceptable and that Ramaco’s methods and procedures meet typical industry standards.

The adequacy of sample preparation, security, and analytical procedures are generally unknown for holes that were drilled prior to Ramaco acquiring the property in 2012. However, the geologist’s logs for these holes contain sampling descriptions and lithologic descriptions that are sufficiently detailed to ascertain that an experienced geologist supervised the drilling and sampling. It is unknown if coal quality analyses were performed to ASTM standards by qualified laboratories, as detailed in Section 8.0, however, this legacy drillhole information was included as the samples matched the coal seam intervals and reported similar quality data. Model verifications further support WEIR’s high level of confidence that a representative, valid, and accurate drillhole database and geological model has been generated for the Elk Creek Complex that can be relied upon to accurately estimate coal resources and reserves.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

1.4	Development and Operations

The Elk Creek Complex currently has four active mines, four planned and permitted mines, one permitted inactive mine, and one planned but not permitted mine. The four active permitted mines include one surface mine with a highwall miner, and three underground room and pillar mines, which use continuous miners for mine development. Ramaco began production of metallurgical coal at the complex in 2016. A majority of the underground mines implement retreat mining, which results in mining recovery of greater than 80 percent. Contour mining has an average mining recovery of approximately 90 percent, and the highwall mines have and average mining recovery of approximately 40 percent.

The Elk Creek Complex is mining several seams and seam splits, including the Chilton A, Upper Dorothy, Upper Dorothy 2, 3, and 4, Middle Dorothy, Lower Dorothy, Upper Cedar Grove, Lower Cedar Grove A, Lower Cedar Grove B, Lower Cedar Grove C, No. 2 Gas, Upper Alma, Lower Alma, Powellton, and Eagle.

Historical coal production from the Elk Creek Complex, in accordance with the Mine Safety and Health Administration (MSHA) statistics, is summarized as follows:

•	1.669 million tons in 2018

•	1.669 million tons in 2019

•	1.548 million tons in 2020

•	1.981 million tons in 2021

The current Elk Creek Complex Life-of-Mine (LOM) Plan projects mining through 2040; an expected mine life for the complex of 19 years. Ramaco projects total annual mine production to range from 2.0 to 2.6 million clean tons when the surface and continuous miner units are operating (2022 through 2028) and 0.5 to 1.6 million clean tons per year from 2029 through 2040 after surface mining ceases in 2028. It is likely future mines will be planned and scheduled, as necessary, from resource areas within the complex, to meet internal Ramaco production goals aligned with market conditions.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

All Run-of-Mine (ROM) coal is washed at the Elk Creek Preparation Plant. The Elk Creek Preparation Plant, built by Raw Resources Group located in Princeton, West Virginia, is a well designed and constructed preparation plant, with ROM processing capacity of 700 tons per hour.

The Elk Creek Complex produces a high quality, high volatile metallurgical coal. Historically, the market for metallurgical coal from the Elk Creek Complex has been domestic metallurgical coal consumers and the global seaborne metallurgical coal market. Coal produced from the complex is primarily high volatile A and high volatile B metallurgical coal. The Elk Creek Complex also produces thermal coal and specialty coal products, which represent approximately five percent of sales.

1.5	Mineral Reserve and Resource Estimate

The Elk Creek Complex coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons. Resources are reported in categories of Measured, Indicated and Inferred tonnage, in accordance with Regulation S-K Item 1302(d), summarized in Table 1.5-1 as follows:

Table 1.5-1     In-Place Coal Resource Tonnage and Quality Estimate, as of December 31, 2021

						Coal Quality (Dry Basis)
						Raw
	Average Coal						Relative
	Thickness	In-Place Resources (000 Tons)				Ash	Density
Mine / Seam	(Feet)	Measured	Indicated	Total	Inferred	(%)	(Lbs/CF)
Ram Surface Mine
Buffalo Creek 5	2.78	2,255	520	2,775	-	23.56	93.87
Winifrede	2.90	775	365	1,140	-	30.06	97.98
Chilton A	4.27	8,220	250	8,470	-	32.56	98.69
Upper Dorothy Rider	1.45	300	10	310	-	15.80	85.49
Upper Dorothy 1	2.80	1,135	110	1,245	-	28.09	94.89
Upper Dorothy 2	2.56	2,095	340	2,435	-	6.69	94.30
Upper Dorothy 3 and 4	3.24	1,370	-	1,370	-	29.42	98.00
Middle Dorothy	2.63	8,140	810	8,950	-	9.33	92.25
Lower Dorothy	3.76	510	-	510	-	20.48	90.48

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

						Coal Quality (Dry Basis)
						Raw
	Average Coal						Relative
	Thickness	In-Place Resources (000 Tons)				Ash	Density
Mine / Seam	(Feet)	Measured	Indicated	Total	Inferred	(%)	(Lbs/CF)
Ram Surface Mine
Powellton	2.64	1,700	270	1,970	-	21.88	91.07
Eagle	1.64	3,210	850	4,060	-	17.90	88.51
No. 2 Gas	3.35	3,390	475	3,865	-	21.66	90.67
Bens Creek 1	2.27	1,270	1,575	2,845	-	8.19	82.73
Total	2.92	95,250	14,055	109,305		15.74	88.65

Crucible Deep Mine
Lower Cedar Grove A	2.74	1,095	380	1,475	-	14.28	86.57
Lower Cedar Grove C	2.41	1,190	350	1,540	-	3.43	81.61
Total	2.57	2,285	730	3,015		8.74	84.04

Stonecoal No. 2 Alma Deep Mine
Lower Cedar Grove A	2.38	3,150	5	3,155	-	16.09	87.98
Lower Cedar Grove B	2.76	1,225	25	1,250	-	12.53	85.49
Lower Cedar Grove C	2.73	4,470	280	4,750	-	4.36	80.50
No. 2 Gas	3.01	10,760	1,395	12,155	-	11.41	84.53
Lower Alma	3.44	4,400	3,430	7,830	-	27.92	96.27
	3.00	24,005	5,135	29,140		15.25	87.44
Michael Powellton Mine
Powellton	3.37	2,460	-	2,460	-	32.24	97.85

Rockhouse Eagle Deep Mine
Eagle	3.09	4,065	35	4,100	-	19.62	89.07

Moorefork Mine
No. 2 Gas	2.82	2,390	360	2,750	-	15.49	82.24

Bens Creek Deep Mine
Bens Creek 1 and 2	2.68	15,510	24,425	39,935	-	25.83	93.81

Lower War Eagle Mine
Lower War Eagle	2.66	4,965	2,870	7,835	70	21.76	90.64

Glenalum Tunnel #1 Deep Mine
Glenalum Tunnel	2.06	9,295	10,855	20,150	815	4.80	81.13

Gilbert Deep Mine
Gilbert	2.84	2,085	2,565	4,650	85	23.56	92.66
Grand Total	2.80	162,310	61,030	223,340	970	16.98	88.83

Notes:

•	Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves

•	Resource probable economic mineability based on underground minable resources with 2.0 feet minimum seam thickness, surface and highwall mines with 1.0 feet minimum seam thickness, surface and contour mining with a cutoff stripping ratio of 20:1, and predominately high volatile A and high volatile B metallurgical coal products realizing an average sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

November 22, 2022	Page 7

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The conversion of resources to reserves at the Elk creek Complex considers the design of a mine plan accommodating the planned mining equipment and executed in accordance with the MSHA rules and regulations, projected dilution and loss of product coal quality, projected coal sales prices, operating costs, and mineral control to determine if the saleable coal product will be economically mineable.

The coal reserves representing the economically viable tonnage controlled by Ramaco, and estimated in accordance with Regulation S-K Item 1302(e), is summarized in Table 1.5-2 as follows:

Table 1.5-2           Recoverable Coal Reserve Tonnage and Quality Estimate, as of December 31, 2021

							Coal Quality (Dry Basis)
							Raw
		Average Coal	In-Place	Clean Recoverable Tons (000)				Relative
	Area	Thickness	Tons	Reserves			Ash	Density
Mine / Seam	(Acres)	(Feet)	(000)	Proven	Probable	Total	(%)	(Lbs/CF)
Ram Surface No. 1 Surface and Highwall Mine
Chilton A	135	5.01	765	235	-	235	35.1	100.5
Upper Dorothy Rider	50	2.29	250	100	-	100	9.8	83.6
Upper Dorothy 3 and 4	200	3.05	1,150	565	-	565	16.7	88.8
Middle Dorothy	180	2.31	530	295	5	300	9.1	83.4
Upper Cedar Grove	50	3.46	295	135	-	135	7.6	81.8
Lower Cedar Grove A	95	2.90	505	240	-	240	10.6	82.7
Lower Cedar Grove B	40	2.81	225	120	-	120	15.7	87.0
Lower Cedar Grove C	90	2.56	385	190	10	200	4.6	80.2
Alma	25	3.53	175	45	20	65	23.1	93.1
Powellton	30	2.00	110	40	-	40	23.0	92.1
Total	895	3.08	4,390	1,965	35	2,000	15.1	87.1

Ram Surface No. 3 Surface and Highwall Mine
Upper Dorothy Rider	17	1.80	55	20	-	20	9.8	84.2
Upper Dorothy 1 and 2	150	2.31	550	210	30	240	15.8	87.5
Upper Dorothy 3 and 4	196	3.54	1,480	480	-	480	31.2	98.0
Middle Dorothy	58	6.06	640	70	220	290	10.2	83.7
Lower Dorothy	43	3.55	300	115	-	115	20.3	90.4
Upper Cedar Grove	252	2.36	1,140	485	-	485	15.6	87.9
Lower Cedar Grove A	263	2.78	1,335	555	65	620	8.1	83.6
Lower Cedar Grove B	189	3.05	1,125	460	50	510	19.0	89.5
Lower Cedar Grove C	143	2.74	700	285	55	340	6.0	81.1
No. 2 Gas	7	3.07	45	10	20	30	22.3	91.3
Powellton	10	4.86	100	70	-	70	18.7	89.2
Total	1,328	2.97	7,470	2,760	440	3,200	15.8	87.8

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

							Coal Quality (Dry Basis)
							Raw
		Average Coal	In-Place	Clean Recoverable Tons (000)				Relative
	Area	Thickness	Tons	Reserves			Ash	Density
Mine / Seam	(Acres)	(Feet)	(000)	Proven	Probable	Total	(%)	(Lbs/CF)
Crucible Deep Mine
Lower Cedar Grove B	880	3.90	6,545	2,300	310	2,610	15.7	87.0
Lower Cedar Grove C	990	2.91	5,155	2,005	335	2,340	4.5	80.9
Total	1,870	3.38	11,700	4,305	645	4,950	10.4	84.1

Stonecoal No. 2 Alma Deep Mine
Lower Cedar Grove B	440	3.70	3,200	1,210	60	1,270	20.6	90.4
Lower Cedar Grove C	130	2.53	1,175	460	-	460	15.4	1.5
Upper Alma	920	1.86	2,580	1,010	90	1,100	27.0	94.9
Lower Alma	755	3.20	6,100	2,330	140	2,470	25.9	94.6
Total	2,245	2.71	13,055	5,010	290	5,300	23.9	85.6

Michael Powellton Mine
Powellton	30	4.14	250	60	-	60	42.8	104.6

Rockhouse Eagle Deep Mine
Eagle	690	3.83	5,420	1,915	495	2,410	14.6	86.7
No. 2 Gas	80	3.21	640	130	-	130	37.4	101.5
Total	770	3.77	6,060	2,045	495	2,540	15.8	87.4

No. 2 Gas Deep Mine
No. 2 Gas	778	3.07	7,345	2,085	455	2,540	27.9	94.4

Eight-Kay
No. 2 Gas	650	2.91	3,585	1,390	240	1,630	12.3	85.7

Bens Creek Deep Mine
Bens Creek	601	4.14	5,850	1,670	170	1,840	28.6	95.8

Glenalum Tunnel #1 Deep Mine
Glenalum Tunnel	2,520	2.16	10,700	2,380	2,190	4,570	5.9	81.8
Grand Total	10,359	3.31	70,405	23,670	4,960	28,630	16.5	86.7

Notes:

•	Clean recoverable reserve tonnage based on underground mining recovery of 50 to 80 percent (contingent upon retreat mining capability), 90 percent for surface mining, 40 percent for highwall mining, theoretical preparation plant yield, and a 95 percent preparation plant efficiency

•	Mineral Reserves estimated based on predominately high volatile A and high volatile B metallurgical coal products realizing an average sales price of $131 per ton and cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

•	Mineral Reserves are reported exclusive of Mineral Resources

1.6	Economic Evaluation

WEIR prepared a Preliminary Feasibility Study financial model in order to assess the economic viability of the Elk Creek Complex LOM Plan. Specifically, plans were evaluated using discounted cash flow analysis, incorporating annual revenue projections for the Elk Creek LOM Plan. Cash outflows such as capital, including preproduction costs, sustaining capital, operating costs, transportation costs, royalties, and taxes are subtracted from cash inflows, resulting in annual cash flow projections. No adjustments are made for inflation and all cash flows are in 2021 United States dollars. WEIR’s study was conducted on an un-levered basis, excluding costs associated with any debt servicing requirements. In its assessment of the Discounted Cash Flow Net Present Value (DCF-NPV), WEIR utilized a discount rate of 10 percent.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The Preliminary Feasibility Study financial model developed for use in this TRS was meant to evaluate the prospects of economic extraction of coal within the Elk Creek Complex resource area. This economic evaluation is not meant to represent a project valuation. Furthermore, optimization of the LOM Plan was outside of the scope of this engagement.

The results of WEIR’s Preliminary Feasibility Study demonstrated an after-tax DCF-NPV of $536.6 million for the Elk Creek Complex LOM Plan. Key operational statistics for the LOM Plan, on an after-tax basis, are summarized in Table 1.6-1 as follows:

Table 1.6-1           Key Operating Statistics

LOM Plan
ROM Tons Produced (000s)	76,990
Clean Tons Produced (000s)	28,499
Preparation Plant Yield (%)	37.0
Marketable Tons Sold (000s)	28,499

($ Per Ton)
Coal Sales Realization	130.50
Cost of Sales	76.15
SG & A	0.86
Non-cash Costs	7.12
Total Operating Cost	84.13
Profit / (Loss) ($/Ton)	46.41
EBITDA ($/Ton)	53.53
CAPEX ($/Ton)	10.95

A sensitivity analysis was undertaken to examine the influence of changes to coal sales prices, production, operating cost, capital expenditures, and the discount rate on the base case after-tax NPV. The sensitivity analysis range (+/- 25 percent) was designed to capture the bounds of reasonable variability for each element analyzed.

The Elk Creek Complex NPV is most sensitive to changes in coal sales prices and operating cost. It is less sensitive to changes in production and least sensitive to changes in discount rate and capital expenditures.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

1.7	Environmental Studies and Permitting Requirements

As part of the permitting process required by the West Virginia Department of Environmental Protection (WVDEP), numerous baseline studies or impact assessments were undertaken by Ramaco. These baseline studies or impact assessments included in the permit are summarized as follows, with pertinent text from the permit replicated below:

•	Groundwater Inventory and Baseline Quality

•	Surface Water Baseline Quality and Quantity

•	Surface Water Runoff Analysis

•	Probable Hydrologic Consequences

Based on water samples from adjacent mining and the baseline surface water sampling, acid or toxic mine drainage is not expected or anticipated. All of the Ramaco existing and proposed mines are well above any significantly producing aquifers. Probable Hydrologic Consequence (PHC) studies showed no significant ground or surface water resource is likely to be contaminated, diminished, or interrupted, providing that the approved drainage control and revegetation plans are adhered to throughout existing and planned mining activities.

Coal mines in West Virginia are required to file applications for and receive approval of mining permits issued by the WVDEP to conduct surface disturbance and mining activities. The Elk Creek Complex has been issued mining permits and associated NPDES permits by the WVDEP as shown in Table 1.7.-1 as follows:

Table 1.7-1           Elk Creek Complex Mining and NPDES Permits

		Permitted
	Permit	Surface Area	Issue	Current	NPDES
Facility Name	Number	(Acres)	Date	Status	Permit No.
Ram No. 1 Surface and Hiwall Mine	S500713	502	1/5/2015	Renewed	WV1028090
Ram No. 2 Surface and Hiwall Mine	S500217	309	12/14/2017	Active	WV1028421
Ram No. 3 Surface and Hiwall Mine	S500219	474	3/2/2020	New	WV1028545
No. 2 Gas Deep Mine	U500115	31	12/1/2015	Renewed	WV1028227
Eight-Kay Deep Mine	U500316	9	9/27/2017	New	WV1028413
Michael Powellton Deep Mine	U500320	8	9/1/2020	New	WV1031015
Rockhouse Eagle Seam Deep Mine	U500413	32	2/14/2014	Renewed	WV1004751
Glenalum Tunnel #1 Deep Mine	U500518	5	5/20/2019	New	WV1028511
Crucible Lower Cedar Grove Deep Min	U501115	13	9/6/2017	Not Started Extended	WV1028341
Stonecoal No. 2 Alma Deep Mine	U502596	51	2/11/1997	Renewed	WV1004671

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

		Permitted
	Permit	Surface Area	Issue	Current	NPDES
Facility Name	Number	(Acres)	Date	Status	Permit No.
Island Creek Eagle Mine No. 1 Portal	U505687	8	12/8/1987	Active	WV1004751
Oldhouse Branch C Seam Portal	U506186	10	10/1/1986	Phase 1 Released	WV0064840
Elk Creek Preparation Plant	P059000	242	1/18/1981	Renewed	WV0064840
Elk Creek Haulroad	H045600	152	1/4/1993	Renewed	WV0064840
Phase 5E Prospect (09/04/2020)	P500520	1	9/28/2020	New	NA
No. 2 Gas Outcrop Prospect	P500820	1	12/4/2020	New	NA
Phase 8 Prospect	P502519	9	11/12/2019	New	NA
Coal Mountain Loadout	O500321	29	NA	Pending Application	WV1028545
Elk Creek Refuse Facility	O500620	388	NA	Pending Application	WV1031058
Total		2,273

As of June 28, 2001, Ramaco estimated a reclamation liability of $5.2 million for its disturbed permit acreage, which is covered with a total bond amount of $6.4 million.

Ramaco currently employs approximately 314 personnel at the Elk Creek Complex and is projected to have maximum employment of 436 personnel through its Elk Creek Complex LOM Plan. The Elk Creek Complex also creates substantial economic value with its third-party service and supply providers, utilities, and through payment of taxes and fees to local, state and federal governments.

Ramaco’s environmental citations issued by the WVDEP are typical of similar citations issued to other operators in southern West Virginia. In WEIR’s opinion, most of these violations or citations were quickly abated and none were significant in nature.

Based on WEIR’s review of Ramaco’s plans for environmental compliance, permit compliance and conditions, and dealings with local individuals and groups, Ramaco’s efforts are adequate and reasonable in order to obtain necessary approvals relative to its mine plans.

1.8	Conclusions and Recommendations

Ramaco has a long operating history of resource exploration, mine development, and mining operations at the Elk Creek Complex, with extensive exploration data including drillholes, in-mine seam thickness and elevation measurements, and in-mine channel samples supporting the determination of mineral resource and reserve estimates, and economic viability. The data has been reviewed and analyzed by WEIR, and determined to be adequate in quantity and reliability to support the coal resource and coal reserve estimates in this TRS.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Ramaco has full mineral control through current leases for all existing and planned mines in the complex. There are no uncontrolled areas.

The coal resource and coal reserve estimates and supporting Preliminary Feasibility Study were prepared in accordance with Regulation S-K 1300 requirements. There are 220 million in-place tons of measured and indicated coal resources, exclusive of reserves, and 29 million clean recoverable tons of underground mineable reserves within the Elk Creek Complex, as of December 31, 2021. Reasonable prospects for economic extraction were established through the development of a Preliminary Feasibility Study relative to the Elk Creek Complex LOM Plan, considering historical mining performance, historical and projected metallurgical coal sales prices, historical and projected mine operating costs, and recognizing reasonable and sufficient capital expenditures.

The ability of Ramaco, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.

Coal mining is carried out in an environment where not all events are predictable. While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.

WEIR assessed that the risks associated with the economic mineability of the Elk Creek Complex were low to moderate and adds that the majority of the risks can be kept low and/or mitigated with efficient and effective mine planning and mine engineering, and monitoring of the mining operations.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

WEIR recommends that any future exploration work and mineral property acquisition should include what has been historically implemented related to the following:

•	Have an experienced geologist log core holes, measure core recovery, and complete sampling. Geophysically log core holes to verify seam and coal thickness and core recovery.

•	Geophysically log rotary holes to verify strata and coal thickness.

•	Continue to prepare laboratory sample analysis at 1.40 and 1.50 specific gravities to better match the preparation plant specific gravity.

•	Continue collecting in mine channel samples

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

2.0	Introduction

2.1	Registrant

WEIR was retained by Ramaco (Nasdaq: METC) to prepare a TRS related to Ramaco’s Elk Creek Complex coal holdings.

The Elk Creek Complex is located is located approximately five miles southeast of the city of Man, West Virginia, in Logan, Wyoming, and Mingo Counties West Virginia (see Figure 1.1-1).

2.2	Terms of Reference and Purpose

This TRS was prepared specifically for Ramaco’s Elk Creek Complex. The reserves and resources at the Elk Creek Complex have been classified in accordance with SEC mining property disclosure rules under Subpart 1300 and Item 601 (96)(B)(iii) of Regulation S-K. Unless otherwise stated, all volumes, grades, distances, and currencies are expressed in United States customary units.

The accuracy of reserve and resource estimates are, in part, a function of the quality and quantity of available data at the time this report was prepared. Estimates presented herein are considered reasonable, however, estimates should be accepted with the understanding that with additional data and analysis subsequent to the date of this report, the estimates may necessitate revision which may be material. Certain information set forth in this report contains “forward-looking information”, including production, productivity, operating costs, capital expenditures, coal sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on these statements. The assumptions used to develop the forward-looking information and the risks that could cause the actual results to differ materially are detailed in the body of this report.

The Elk Creek Complex consists of several active and planned surface and underground mines. Production of metallurgical coal at the Elk Creek Complex commenced in the fourth quarter 2016.

For the Elk Creek Complex, this TRS reports both mineral reserves and resources (exclusive of reserves). Supporting the assessment of the economic mineability of reported reserves and prospects of economically feasible extraction of reported resources, this report includes summary detail of a Preliminary Feasibility Study conducted relative to the Elk Creek Complex.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

WEIR’s evaluation of coal reserves and resources was conducted in accordance with Regulation S-K 1300 definitions for Mineral Resource, Mineral Reserve and Preliminary Feasibility Study as follows:

•	Mineral Resource is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

•	Mineral Reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

•	Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

2.3	Sources of Information and Data

The primary information used in this study was obtained from the following sources:

•	Geological data that was exclusively provided by Ramaco geology and engineering personnel. The geological data includes drillhole information such as driller’s logs, geologist’s logs, both full and partial scans of geophysical logs, survey data, coal quality laboratory certificates, and MS Excel™ (Excel) versions of drillhole survey, lithology and quality data. Additionally, WEIR was provided with in-mine seam measurement thicknesses, mine channel samples, and other base geological data.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

•	Mineral and surface ownership maps, and supplemental files were provided exclusively by Ramaco.

•	Site visits by WEIR Qualified Persons (QPs) on November 29, 2021.

•	Interviews between WEIR personnel and Ramaco personnel including

Senior V.P., General Counsel and Secretary

Director of Financial Reporting and Accounting

Chief Operating Officer

Contract Geologist

V.P. of Safety

V.P. of Surface Mining Operations

V.P. of Underground Mining Operations

Mine Managers

•	Historical production, productivity, staffing levels, operating costs, capital expenditures, and coal sales revenue provided by Ramaco.

•	LOM projections and cost models provided by Ramaco.

•	Coal processing and handling facilities plot plans and flow sheets provided by Ramaco.

•	Health, safety, and environmental issues discussed during interviews between WEIR personnel and Ramaco personnel.

•	Current mine permit information, in addition to recent permit revisions and renewals, from documents provided by Ramaco and data that is publicly available from the WVDEP.

•	Current and projected mine plans, including production, productivity, operating costs, and capital expenditures required to sustain projected levels of production for the Elk Creek Complex provided by Ramaco, and all data was reviewed for reasonableness by WEIR.

•	Market outlook and coal sales price projections provided by Ramaco.

•	Projected reclamation costs for mine closure activities provided by Ramaco.

A detailed list of all data received and reviewed for this study is provided in Sections 24.0 and 25.0 of this TRS.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

2.4	Details of the Personal Inspection Of the Property

WEIR personnel visited the Elk Creek Complex on November 29, 2021. While on-site, WEIR personnel conducted interviews with company and mine management relative to the following key topics:

•	Geology

•	Property

•	Infrastructure

•	Mine Plan, Production and Productivity

•	Preparation Plant and Coal Handling Facilities

•	Operating Costs and Capital Expenditures

•	Marketing

•	Environmental and Compliance

•	Risks and Uncertainties

Key areas inspected by WEIR personnel at the Elk Creek Complex included the following:

•	Mine surface operations including office, maintenance, and warehouse facilities

•	Coal Preparation Plant, stockpiles, and rail loadout facilities

•	Mine operations

No. 2 Gas Deep Mine

Rockhouse Eagle Deep Mine

Stonecoal No. 2 Alma Deep Mine

Ram No. 1 and No. 2 Surface and Highwall Mine

Michael Powellton Mine (faceup)

Eight-Kay Deep Mine (faceup)

Crucible Deep Mine (faceup)

•	Refuse Disposal Facilities

Based on WEIR’s inspection of the Elk Creek Complex, the mines, the preparation plant, and associated facilities and equipment are well maintained and operated with regard for all state and federal rules and regulations related to mine safety and health standards.

2.5	Previous TRS

This TRS is the initial TRS to be filed related to the Elk Creek Complex.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

3.0	Property Description

3.1	Property Location

The Elk Creek Complex is located approximately 45 miles south of Charleston, West Virginia, in Logan, Wyoming, and Mingo Counties at 37.698718 degrees North Latitude and 81.778297 degrees West Longitude on the WGS 84 reference coordinate system. The nearest town is Man, West Virginia, which is approximately five miles to the northwest of the complex. The Elk Creek Complex is within the Southern West Virginia Coal Field of the CAPP Region of the United States (see Figure 1.1-1). The United States Geological (USGS) Survey 7.5-minute quadrangle map sheets are Mallory and Oceana.

3.2	Property Area

The Elk Creek Complex includes approximately 20,200 acres of controlled mineral property. Elk Creek flows southwest through the property to its confluence with the Guyandotte River. The Elk Creek Complex is also drained by Huff Creek to the north and Big Cub Creek to the south. The Guyandotte River flows north, forming the western boundary of the property. A United States government land tract lies between Big Cub Creek and the Logan-Wyoming county line, forming the southern boundary of the Elk Creek Complex.

Ramaco’s Elk Creek Preparation Plant, rail load-out, and storage facilities are located adjacent to Elk Creek in the northwest portion of the property (see Figure 1.1-1). Ramaco has leased surface rights for approximately 920 acres in this area.

Currently, there are four active mines on the property:

•	Ram No. 1 Surface and Highwall Mine

•	Stonecoal No. 2 Alma Deep Mine

•	Rockhouse Eagle Deep Mine

•	No. 2 Gas Deep Mine

There are four planned and permitted mines on the property:

•	Michael Powellton Deep Mine, scheduled for late 2022 startup

•	Crucible Lower Cedar Grove B and C seams, scheduled for early 2022 startup

•	Glenalum Tunnel #1 Deep Mine, scheduled for 2027 startup

•	Ram No. 3 Surface and Highwall Mine, scheduled for 2023 startup

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

There is one permitted inactive mine, the Eight-Kay Deep Mine, that is scheduled to re-start in 2027.

The Bens Creek Deep Mine is planned, but is not yet permitted. A startup date for this mine is scheduled for 2026. There are several other resource areas on the property, which Ramaco may plan to mine and permit at a future date.

3.3	Property Control

There are 14 property control contracts that make up the Elk Creek Complex. Various property control contracts are shown in Table 3.3-1. Note that each individual contract may include more than one type of property control.

Table 3.3-1           Property Control

Document Type	Quantity
Coal Leases	12
Coal Deeds	0
Surface Leases	1
Surface Deeds	0
Mutual Cooperation Agreement	1

3.4	Mineral Control

The Elk Creek Complex consists of approximately 20,200 acres of leased coal holdings. Within the Elk Creek Complex controlled coal holdings, 16,000 acres lie in Logan County, 2,800 acres in Wyoming County and 1,400 acres in Mingo County. The original Elk Creek Complex coal holdings are controlled by Ramaco through leases with Ramaco Central Appalachia, LLC (RCA). When RCA purchased two tracts in 2012, it also established two leases with Natural Resource Partners, L.P. (NRP), and a mineral lease on the Cook Property, located on the northeast boundary of the property. The Baisden lease was subsequently acquired by RCA in September 2014. RCA then either leased directly or subleased the mineral rights in these areas to Ramaco. Two additional mineral leases (McDonald) were directly acquired by Ramaco in January 2020 and as such, are not subleased through RCA. Ramaco has a minimum royalty obligation of approximately $1.7 million per year, production royalty rates range from 2.5 percent to 9 percent of the GSP, and wheelage rates range from 0.25 percent to 0.50 percent per ton. Ramaco’s minimum royalty payments are recoupable. Mineral control within the Elk Creek Complex is shown in Table 3.4-1.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Table 3.4-1           Mineral Control

File Number	Document Type	Seams	Expiration Date (1)
1	Coal Lease	All seams	8/20/2037
2	Surface Lease	All seams	8/20/2037
3	Coal Lease	All seams above drainage	3/25/2022 Extensions of 1 year until all coal exhausted
4	Coal Lease	All seams above drainage	3/25/2022 Extensions of 1 year until all coal exhausted
5	Coal Lease	All Seams	11/11/2022 Extensions of 1 year until all coal exhausted
6	Coal Lease	All seams	1/1/2026 renewed in 5 year terms
7	Coal Lease	All seams	12/31/2024 renewed in 5 year terms
8	Coal Lease	All seams	3/31/2022 renewed in 5 year terms
9	Coal Sublease	All seams	8/20/2025 renewed in 5 year terms
10	Mutual Cooperation Agreement		N/A
11	Coal Lease	All seams	1/3/2030 renewed with 5 year terms up to 5 times
12	Coal Lease	Bens Creek and Above	1/18/2024 renewed on 5 year terms, up to 3 times
13	Coal Lease	All seams	8/7/2022 renewed on 5 year terms, up to 5 times
14	Lease Agreement	All seams	1/1/2025 renewed on 5 year terms, up to 3 times

(1) Expiration dates on leases can be extended

3.5	Significant Property Encumbrances and Permit Status

WEIR has not discovered any significant encumbrances for any of the tracts within the Elk Creek Complex.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

A list of Ramaco’s permits for the Elk Creek Complex and permit status is shown in Table 3.5-1, with a more detailed description of the permits discussed in Section 17.3.

Table 3.5-1          Permit List

	Permit	Permitted Surface	Issue	Current	NPDES
Facility Name	Number	Area (Acres)	Date	Status	Permit No.
Ram No. 1 Surface and Hiwall Mine	S500713	502	1/5/2015	Renewed	WV1028090
Ram No. 2 Surface and Hiwall Mine	S500217	309	12/14/2017	Active	WV1028421
Ram No. 3 Surface and Hiwall Mine	S500219	474	3/2/2020	New	WV1028545
No. 2 Gas Deep Mine	U500115	31	12/1/2015	Renewed	WV1028227
Eight-Kay Deep Mine	U500316	9	9/27/2017	New	WV1028413
Michael Powellton Deep Mine	U500320	8	9/1/2020	New	WV1031015
Rockhouse Eagle Seam Deep Mine	U500413	32	2/14/2014	Renewed	WV1004751
Glenalum Tunnel #1 Deep Mine	U500518	5	5/20/2019	New	WV1028511
Crucible Lower Cedar Grove Deep Mine	U501115	13	9/6/2017	Not Started Extended	WV1028341
Stonecoal No. 2 Alma Deep Mine	U502596	51	2/11/1997	Renewed	WV1004671
Island Creek Eagle Mine No. 1 Portal	U505687	8	12/8/1987	Active	WV1004751
Oldhouse Branch C Seam Portal	U506186	10	10/1/1986	Phase 1 Released	WV0064840
Elk Creek Preparation Plant	P059000	242	1/18/1981	Renewed	WV0064840
Elk Creek Haulroad	H045600	152	1/4/1993	Renewed	WV0064840
Elk Creek Fills Prospect	P500120	2	2/27/2020	New	NA
Phase 5E Prospect (09/04/2020)	P500520	1	9/28/2020	New	NA
No. 2 Gas Outcrop Prospect	P500820	1	12/4/2020	New	NA
Phase 6B Prospect (08/06/2019)	P501819	5	9/27/2019	New	NA
Phase 8 Prospect	P502519	9	11/12/2019	New	NA
Phase 5D Prospct	P503119	3	11/5/2019	New	NA
Phase 6C Prospect	P503419	9	12/16/2019	New	NA
Coal Mountain Loadout	O500321	29	NA	Pending Application	WV1028545
Elk Creek Refuse Facility	O500620	388	NA	Pending Application	WV1031058
Total		2,292

3.6	Significant Property Factors and Risks

Given Ramaco’s controlled interests at the Elk Creek Complex, which relate to property that is held, by and large, by RCA and leased to Ramaco, WEIR assesses there are no significant issues affecting access to the coal interests or Ramaco’s ability to execute its mine plans. There are no uncontrolled mineral tracts within the Elk Creek Complex. Surface rights have been secured to ensure coal haulage and coal processing requirements.

WEIR did not conduct an independent verification of property control, nor has it independently surveyed the mining locations. Rather, WEIR has relied on information compiled from maps and summaries of the leased properties prepared by Ramaco. WEIR did not conduct a legal title investigation relative to Ramaco’s mineral and surface rights.

3.7	Royalty Interest

Ramaco, within the Elk Creek Complex, holds no royalty or similar interest in property which is owned or operated by another party.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

4.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Topography, Elevation, and Vegetation

The Elk Creek Complex is located in the Cumberland Mountain region of West Virginia. The terrain is mountainous, steep, and rugged with elevations ranging from approximately 760 feet above Mean Sea Level (MSL) along the Guyandotte River to over 2,890 feet above MSL along ridges on the property. Topography and other features of the area are shown on Figure 7.5-1. Elk Creek flows southwest through the property to its confluence with the Guyandotte River. The Elk Creek Complex is also drained by Huff Creek to the north and Big Cub Creek to the south. The Guyandotte River flows north, forming the western boundary of the property. The surrounding waterways are not navigable for commercial traffic.

The Elk Creek Complex consists mostly of unmanaged forestland and scattered pastureland. The forestland consists of typical West Virginia Forest, with Oak/Hickory as the dominant forest-type group and a lesser percentage of the Maple/Beech/Birch forest-type group, (USDA Resource update FS-123). The largely abandoned town of Emmett, along Elk Creek, and the northern portion of Coal Mountain, on Big Cub Creek, are the only inhabited areas within the complex.

The wildlife indigenous to the area is typical of the species and diversities associated with the geographical and climatic areas within which the proposed surface mine site is located. Reconnaissance of the area affected by the proposed mining determined that the following species are or have been present: Whitetail Deer, Fox Squirrels, Gray Squirrels, Ground Squirrels, Eastern Opossums, Raccoon, Rabbits, Eastern Black Bear, Wild Turkey, and numerous species of birds. On the basis of numerous reconnaissance surveys, no endangered or threatened species of plants or animals, or habitats of such species were found to exist within or adjacent to the permit areas.

4.2	Property Access

The Elk Creek Complex can be accessed by state roads SR 10 and SR 80, and US Route 52. Multiple state, county and local roadways traverse the area, providing broad access to the central portion of the property, however, roads to the higher elevation ridges are limited.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The CSX Railroad runs north/south along SR 80 and the Guyandotte River, with a spur line to the Elk Creek Complex rail load-out facility. The Norfolk Southern (NS) Railroad has a rail spur that accesses the east side of the property.

The nearest regional airport is the Appalachian Regional Airport (EBD), which is located approximately 20 miles west of the Elk Creek Complex just off of US Route 52 near Ragland, West Virginia. The closest commercial airport is Yeager Airport (CRW) in Charleston, West Virginia, 45 miles to the north of the Elk Creek Complex.

4.3	Climate and Operating Season

The climate associated with the Elk Creek Complex is classified as a humid continental, characterized by hot, humid summers and moderately cold winters. Climate conditions vary greatly in the state of West Virginia due to influence of the rugged topography. Average high temperatures range from 82 to 87 degrees Fahrenheit in the summer, with average low temperatures ranging from 20 to 25 degrees Fahrenheit in winter. Average yearly rainfall measured in nearby Logan, West Virginia is approximately 47 inches per year, with approximately 1.6 inches occurring as snowfall. The mines on the Elk Creek Complex currently operate year-round, regardless of weather conditions.

4.4	Infrastructure

Power

Electrical power for mines on the Elk Creek Complex is provided by Appalachian Power Company (also known as AEP). AEP’s average industrial price is 6.4 cents per KWH.

Water

Water for mining operations is provided by a combination of extraction from abandoned underground mine pools, Elk Creek, and settling ponds located on the surface. Clarified water from the settling ponds is used for dust sprays on the mining equipment. A water line from the Logan County Public Service District supplies potable water to the Elk Creek Preparation Plant and mine office. Individual mine sites have purchased potable water.

Personnel

The southern West Virginia area surrounding the Elk Creek Complex has a long history of coal mining and attracting mining personnel with qualified skills has not been an issue. The Elk Creek Complex is projected to employ a maximum of 436 personnel over the LOM Plan. The Elk Creek Complex operations employed approximately 314 personnel at the end of September 2021. The hourly labor force remains non-union and no change in this labor arrangement is anticipated in the near term.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Supplies

Supplies for the mining operations are available from multiple nearby vendors that service the coal industry in the CAPP Region. There are 10 Caterpillar dealerships located within 50 miles of the Elk Creek Complex. There are four Komatsu/Joy Manufacturing dealerships within 50 miles of the site.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

5.0	History

5.1	Previous Operations

The Elk Creek Complex and surrounding area has an extensive history of previous mining, primarily by underground methods. Detailed underground mine maps showing previous mine workings were provided by Ramaco. Other sources of maps showing previous mine workings that WEIR referenced were from the West Virginia Geological and Economic Survey, the USGS, and the MSHA.

Companies that previously mined on the Elk Creek Complex include Island Creek Coal Company (Island Creek) which started mining in the area in December 1904. Consolidation Coal Company, now known as Consol Energy, Inc. (Consol), bought Island Creek in July 1993 and continued operations in and around the area until the late 1990s when Consol idled its Elk Creek Mine. Ramaco bought the property from Consol in 2012 and started production on the Elk Creek Complex in the fourth quarter of 2016. The 2012 purchase included acquisition of rail access, permitted impoundment and coal refuse disposal facilities, as well as numerous reclaimed, but permitted deep mines. Pittston Coal Company operated mines on the northern Huff Creek portion (McDonald and Baisden properties) of the Elk Creek Complex in the 1970s and 1980s before the company exited the coal mining business in 2001.

There are 26 coal seams on the Elk Creek Complex with resource potential. As such, numerous small mines previously operated within and around the Elk Creek Complex, dating back to the late 1800s.

5.2	Previous Exploration and Development

Prior to Ramaco’s control of the property in 2012, previous exploration included 582 holes drilled within or in proximity to the Elk Creek Complex. Previous exploration activity dates back prior to 1977. A list of prior companies conducting exploration, number of holes drilled, total footage drilled, and approximate dates are shown in Table 5.2-1. Since property ownership has changed several times over the years, prior records are not fully available in their original form.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

As can be seen in Table 5.2-1, Island Creek was the primary exploration driller. Other companies including Pittston, Consol, Western Pocahontas Properties LP (Western Pocahontas), and AT Massey Coal Company, Inc. (Massey) also explored the property. Lack of drilling records prevented reporting Western Pocahontas and Massey drilling separately, therefore exploration drilling by these companies are included with the unknown companies in the table.

Table 5.2-1          Previous Exploration

Company	Drill Holes	Drilled Footage	Quality Laboratory	Year Drilled
Unknown - Core drilling	74	39,619	Unknown	1940-1975 (Est.)
Unknown - Outcrop drilling	328	4,348	Unknown	1940-1975 (Est.)
Pittston Coal Company	21	21,818	In-House Laboratory	1975-1985 (Approx.)
Island Creek Coal Company	148	77,799	Commercial Testing Laboratories and Standard Laboratories, Inc.,	1975-1990 (Approx.)
Consol Energy, Inc.	11	991	Charleston, WV and Dickenson Laboratories, El Paso, TX No Quality Drilling Performed	1997
Total	582	144,575

Island Creek drilled over the larger extent of the Elk Creek Complex. Pittston was exploring the Huff Creek area, which mostly involved the McDonald properties to the north. Massey drilled mainly along the eastern side of the complex.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

6.0	Geological Setting, Mineralization, and Deposit

6.1	Regional, Local, and Property Geology

6.1.1       Regional Geology

The coal seams on the Elk Creek Complex are Carboniferous in age and form part of the Kanawha Formation of the Pennsylvanian System. Typical strata consist largely of sandstone, sandy shale and shale, with beds of coal. The property is located in the CAPP region of the United States. Coal deposits in this region have long supported production for the domestic and international metallurgical and thermal coal markets. The coal seams within the Elk Creek Complex are known for very high calorific value (Btu/lb) and high volatile metallurgical coal characteristics, with high fluidity, low ash content, and medium sulfur content.

The coalbeds of the Kanawha Series Formation are interbedded with sandstones, shales, siltstones, and underclays. The sandstones are light gray, very fine coarse grained, thin bedded to massive, and crossbedded. They consist of 50 to 65 percent quartz, with large proportions of white-weathering feldspar, mica flakes and dark mineral grains. The shales are medium to dark, thinly laminated, and carbonaceous. Horizontally laminated or crossbedded medium light gray siltstones and medium gray clayey to silty underclays occur in thin beds throughout the formation.

6.1.2       Local Geology

The coal seams underlying the property are gently folded, with no major faults or structural anomalies identified in the general area. The strata dip gently to the northwest at approximately two degrees. Depth to the coal seams varies by topography and specific coal seam, ranging from approximately 470 feet to 1,050 feet. Generally, the strata consist primarily of sandstone and shale layers over the area.

6.1.3       Property Geology

The 26 primary coal seams of interest on the Elk Creek Complex, in descending stratigraphic order, are the Buffalo Creek 5, Winifrede, Chilton A, Upper Dorothy Rider, Upper Dorothy 1, 2, 3, and 4, Middle Dorothy, Lower Dorothy, Williamson, Upper Cedar Grove A, Upper Cedar Grove, Lower Cedar Grove A, Lower Cedar Grove B, Lower Cedar Grove C, Upper and Lower Alma, Powellton, Eagle, No. 2 Gas Rider, No. 2 Gas, Bens Creek 1, 2 and 3, Cedar, Lower War Eagle, Glenalum Tunnel, and Gilbert. The seams are relatively thin (usually less than four feet in thickness individually), conformable, and continuous.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Several of the coal seams within the Elk Creek Complex occur in multiple benches. In some places, the interburden between benches is thin enough to allow the mining of multiple benches. This usually involves mining some parting, which is removed during processing at the preparation plant.

6.2	Mineral Deposit Type and Geological Model

The Elk Creek Complex resource area is a relatively flat lying, sedimentary deposit of Pennsylvanian Age. Ramaco is actively mining multiple coal seams, including the Chilton A, Upper Dorothy, Middle Dorothy, Upper Cedar Grove, Lower Cedar Grove, Upper Alma, Lower Alma, Eagle and the No. 2 Gas at the Elk Creek Complex. Exploration consists of core drilling for all the mineable seams, which is performed each year in advance of mining, to refine the resource boundary and to define limits of the mine plans. For internal planning, Ramaco models the seams using the SurvCad® mine planning software package, completing model updates after each phase of exploration drilling. WEIR modeled the reserves and resources using Datamine MineScape® Stratmodel geological modeling software. The WEIR geological model is discussed in more detail in Section 9.1.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

6.3	Stratigraphic Column and Cross section

Figure 6.3-1 shows the stratigraphic column for the Elk Creek Complex. Cross sections related to the Elk Creek Complex can be found on Exhibit 6.3-1.

Figure 6.3-1     Elk Creek Stratigraphic Column

Legend
Sandstone
Mixed Shale and Sandstone
Shale
Conglomerate
Fireclay
Coal
PENNSYLVANIAN SYSTEM
KANAWHA FORMATION
Chilton A
Upper Dorothy Rider
Upper Dorothy 1, 2, 3 & 4
Middle Dorothy
Lower Dorothy
Dingess
Williamson
Upper Cedar Grove
Lower Cedar Grove A
Lower Cedar Grove B
Lower Cedar Grove C
Upper Alma
Lower Alma
Upper Powellton
Lower Powellton
Upper Eagle
Eagle
No. 2 Gas Rider
No. 2 Gas
Lower No. 2 Gas
Matewan
Bens Creek 1
Bens Creek 2
Bens Creek 3
Little Eagle 2
Cedar
Upper War Eagle A
Upper War Eagle B
Lower War Eagle
Glenalum Tunnel

Generalized Stratigraphic Section

Prepared For
Ramaco Resources, Inc.

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
Job 6303
February 2022

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

7.0	Exploration

7.1	Non-Drilling Exploration

Drilling has served as the sole form of exploration within the Elk Creek Complex. In addition to exploration drillholes, seam outcrop measurements and in-mine measurements taken from mine maps of previous operations were considered. A total of 346 seam outcrop measurements and 256 mine measurements were recorded. The gas and oil wells on the property were not considered for modeling data in this report, however, available historical drilling data from coalbed methane wells on the property, were included in the modeling data.

7.2	Drilling

Ramaco’s exploration activities exclusively involve continuous core drilling performed by competent contract drilling companies. Coreholes at the Elk Creek Complex are typically 3.76-inch diameter (yielding 2.5-inch diameter core samples). In addition to providing information about the coal seams present, the exploration drilling also provides core samples of roof strata and floor strata for geotechnical evaluation. The geologist’s drilling logs are checked against the geophysical logs for thickness accuracy and to confirm core recovery. Drillholes with core recovery of less than 90 percent are noted and subsequently reviewed and potentially excluded from geological and coal quality modeling. WEIR did not exclude any holes due to poor core recovery, since none of holes within the project area were found to have a recovery below 90 percent. Ramaco’s standard procedures state that holes with less than 95 percent core recovery are re-drilled in the same boring, using a wedge above the seam, so that offset drilling of a new hole is not required. During core drilling, all core samples are boxed, photographed, and stored. Roof and floor strata core samples are sent to laboratories for geotechnical strength tests. Coal seam core samples are sent to laboratories for quality analyses. Caliper, density, gamma, resistivity, and sonic downhole geophysical logs are completed as drill site and hole conditions allow. Each drillhole collar location is surveyed using RTK GPS equipment to obtain accurate coordinates for subsequent modeling efforts.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Table 7.2-1 summarizes data for Ramaco’s drilling programs.

Table 7.2-1          Drilling Programs

			Hole Type		Number of Holes with Base Data
Drilling Series	Program Dates	Total Number of Drill Holes	Footage	Rotary	Core	Survey Certificates	Geophysical Logs	Downhole Deviation Log	Geologist’s Log	Driller’s Log	Lab Analyis Certificates	Core Photographs
EC Series	2012-2019	33	21,742	-	33	33	32	-	33	33	33	33
ECCG Series	2018	36	2,014	41		41	41	-	41	41	-	-
EG Outcrop Series	2013-2015	11	330	11		11	-	-	11	-	-	-
Total		80	24,086	52	33	85	73		85	74	33	33

Referring to the drilling programs outlined in Table 7.2-1, the EC-series of drillholes is mainly intended as in-fill drilling on the complex. The ECCG series of drillholes established previous highwall mining extents of the Lower Cedar Grove Seam in the Ram No.1 and No. 2 Surface and Highwall Mines, and the Alma seams were also targeted. The EG outcrop series of drillholes were performed in the southeast portion of the property to better defined the Eagle Seam outcrop.

Quality control procedures followed by Ramaco geologists are clearly defined. Ramaco’s field geologists take specified steps to protect sample integrity and to ensure core samples are always under Ramaco geologist’s control. These steps include the following:

•	Field geologist to be on site whenever drilling is occurring

•	Geologist’s log to be created for each drillhole

•	Rock-quality designation (RQD) logs to be prepared for roof and floor strata for all underground mineable seams

•	Each drillhole to be logged using geophysical methods if physically possible

•	Geologist to compare field geologist’s logs to the e-log data

•	Geologist to compare the core samples against both field geologist’s logs and e-logs to confirm coal thickness

•	All immediate roof, coal and immediate floor core are to be boxed and photographed

•	Quality sample sheets to be filled out, provided to a supervisor for approval and shipped to the laboratory

•	Once core samples have been analyzed, field geologists to scrutinize the resulting quality data for accuracy

WEIR did not have direct involvement with the planning, implementation, or supervision of Ramaco’s drilling programs. However, having reviewed the details of Ramaco’s drilling programs, WEIR finds the results to be consistent with industry standards and appropriate for use in the estimation of reserves and resources.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

WEIR did not observe core samples in person, however, Ramaco provided photos of core logs for 33 drillholes. In review of these photos, WEIR found the cores to be representative of the data reported for each drillhole.

7.3	Hydrogeological Data

Hydrological data is generally obtained from existing wells and surface water monitoring locations in proximity to Ramaco’s existing and planned operations. No additional exploration is performed specifically for the purposes of hydrological study. See Section 13.1.2, Hydrogeological Model, for more detail.

7.4	Geotechnical Data

Ramaco does not specifically gather geotechnical data at its existing or planned operations at the Elk Creek Complex. See Section 13.1.1, Geotechnical Model, for more detail.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

7.5	Site Map and Drillhole Locations

A map showing the location of all drillholes on the Elk Creek Complex is provided on Figure 7.5-1. Mine measurements are excluded from this figure to assist with legibility.

Figure 7.5-1     Drillhole Locations

Elk Creek Complex
Logan County
Buffalo Mountain
Cyclone
Combs Addition
Mallory
Campus
Crucible Deep Mine
No. 2 Gas Deep Mine
Stonecoal No. 2 Alma Deep Mine
Ram No. 1 Surface and Highwall Mine
Eight-Kay Deep Mine
Permitted Haulroad
Ram No. 3 Surface and Highwall Mine
Rockhouse Eagle Deep Mine
Bens Creek Deep Mine
Elk Creek Preparation Plant
Michael Powellton Deep Mine
Glenalum Tunnel #1 Deep Mine
CSXT
Huff Mountain
Wyoming County
Mingo County
Long Branch
Clear Fork
Gilbert
Lincoln
NS
0 0.5 1 2 3
Miles
Figure 7.5-1
Elk Creek Complex
Logan, Wyoming, and Mingo Counties, West Virginia
Drillhole Locations
Prepared For
Ramaco Resources, Inc.
WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
February 2022

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

7.6	Other Relevant Drilling Data

Ramaco generally uses one of several local drilling companies based on availability and pricing. Downhole geophysical logging is performed by Riley, Mannon & Sturgeon, Ltd., located in Barboursville, West Virginia. Coal quality analyses are currently performed by Precision Testing Laboratory, Inc. (Precision) located in Beckley, West Virginia.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

8.0	Sample Preparation, Analyses, and Security

8.1	Sample Preparation Methods and Quality Control

Relative to the drilling overseen by Ramaco, once the target coal seam has been drilled the coal core is stored in plastic lined wooden core boxes. The core is photographed, and the coal seam is measured and described by the geologist. The geologist’s seam thickness measurements are cross checked against geophysical logs for thickness accuracy and to confirm core recovery.

8.2	Laboratory Sample Preparation, Assaying, and Analytical Procedures

8.2.1       SGS North America Inc.

Ramaco used SGS North America Inc. (SGS) located in Sophia, West Virginia as its primary laboratory for coal analyses, prior to 2016. Typically, once quality samples were bagged and labeled at the mine, the samples were delivered to SGS for quality analyses. The samples were first prepared by crushing, splitting, and sizing. The analyses performed included Proximate, Washability, Ash Fusion, Ultimate, Ash Mineral, Dilatometer, Plastometer, Trace Elements, and Petrographics. SGS is certified by the ANSI National Accreditation Board. SGS performs all of the coal analyses to ASTM standards.

8.2.2       Precision Testing Laboratory, Inc

Ramaco has utilized Precision Testing Laboratory, Inc. located in Beckley, West Virginia. (Precision) beginning in 2016. Also certified by the ANSI National Accreditation Board, Precision performs all of the coal analyses to ASTM standards. The process is similar to that stated above, once quality samples are bagged and labeled at the mine, the samples are delivered to Precision for quality analyses. The samples are first prepared by crushing, splitting, and sizing. The analyses performed included Proximate, Washability, Ash Fusion, Ultimate, Ash Mineral, Dilatometer, Plastometer, Trace Elements, and Petrographics.

8.2.3       Other Laboratories

As outlined in Section 5.2, WEIR relied upon quality analyses performed by prior property owners. In particular, data from Island Creek and Pittston, both of which were prominent, reputable coal producers, appeared to be valid and appropriate to include in this study based upon available documentation and consistency of the data between the different sources.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

8.3	Quality Control Procedures and Quality Assurance

As an ANSI certified laboratory, Precision has in-house quality control and assurance procedures. Precision is a well-known and respected supplier of coal quality analyses services.

8.4	Sample Preparation, Security, and Analytical Procedures Adequacy

Once in possession of the samples, Precision’s standard sample preparation and security procedures are followed. After the sample has been tested, reviewed, and accepted, the disposal of the sample is done in accordance with local, state and EPA approved methods.

WEIR has determined the sample preparation, security and analysis procedures used for the Elk Creek Complex’s drillhole samples meet current coal industry standards and practices for quality testing, with laboratory results suitable to use for geological modeling, mineral resource estimation and economic evaluation.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

9.0	Data Verification

9.1	Data Verification Procedures

Ramaco provided WEIR copies of all available drilling records for the Elk Creek Complex, which included Excel spreadsheets, driller’s log, field geologist’s logs, quality results sheets from the coal quality laboratories, mine measurement tables, as well as drawing files or PDFs of the e-logs. Each hole in the database was individually checked by WEIR against a copy of the driller’s and/or geologist’s log to confirm data accuracy.

Geological reviews performed by WEIR included:

•	Drillhole lithology database comparison to geophysical logs

•	Drillhole coal quality database comparison to quality certificates

After completing the precursory verifications and validations described above, the drillhole data was loaded into Datamine’s MineScape® Stratmodel, a geological modeling software. MineScape provides robust error checking features during the initial data load, which include confirmations of seam continuity, total depth versus hole header file data, interval overlap, and quality sample continuity with coal seams. Once the drillhole data was loaded, a stratigraphic model was created.

Several further verifications were then possible, which included:

•	Creating cross sections through the model to visually inspect if anomalies occur due to miscorrelation of seams

•	Creating structural and quality contour plots to visually check for other anomalies due to faulty seam elevations or quality data entry mistakes in the drillhole database

Typical errors which may impact reserve and resource estimates relate to discrepancies in original data entry. These errors may include:

•	Incorrect drillhole coordinates (including elevation)

•	Mislabeled drillhole lithology

•	Unnoticed erroneous quality analyses where duplicate analyses were not requested

•	Unrecorded drillhole core loss

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

WEIR conducted a detailed independent geological evaluation of data provided by Ramaco to identify and correct errors of the nature listed above. Where errors are identified and cannot be successfully resolved, it is WEIR’s policy to exclude that data from the geological model. Based on WEIR’s geological evaluation of data provided, three outcrop drillholes were excluded from the drillhole database due to invalid coordinates.

9.2	Data Verification Limitations

Limitations of data verification included incomplete or missing records for some drillholes. The primary reason for this situation is incomplete data transfers upon change in property ownership. Based on its modeling results, WEIR found drillholes with incomplete data to be consistent with the deposit and appropriate to include in WEIR’s geological model.

9.3	Adequacy of Data

It is WEIR’s opinion that the adequacy of sample preparation, security, and analytical procedures for holes and procedures that were drilled by Ramaco after acquiring the property is acceptable and that these methods meet typical industry standards. Ramaco employs detailed process and procedures, described in Section 8.4, that are followed each time a core hole is to be sampled. The Ramaco geologist’s logs for these holes contain sampling descriptions and lithologic descriptions that are sufficiently detailed to ascertain that an experienced geologist supervised the drilling and sampling. Ramaco coal quality analyses are performed by Precision to ASTM standards, as detailed in Section 8.0.

The adequacy of sample preparation, security, and analytical procedures are generally unknown for drillholes that were drilled prior to Ramaco acquiring the initial leases in 2012. However, the geologist’s logs for these holes contain sampling descriptions and lithologic descriptions that are sufficiently detailed to ascertain that an experienced geologist supervised the drilling and sampling. It is unknown if all coal quality analyses were performed to ASTM standards by qualified laboratories, as detailed in Section 8.0, however, this legacy drillhole information was included as the samples matched the coal seam intervals and reported quality data that was consistent between the different data sources. Model verifications further support WEIR’s high level of confidence that a representative, valid, and accurate drillhole database and geological model have been generated for the Elk Creek Complex that can be relied upon to accurately estimate coal resources and reserves.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

10.0	Mineral Processing and Metallurgical Testing

10.1	Mineral Processing Testing and Analytical Procedures

Daily sampling is performed by Precision Testing Laboratory on samples obtained from streams to clean coal storage locations prior to shipping clean coal products. The analyses performed include moisture, ash, sulfur, BTU/lb, and volatiles, which are reported on both an as-received and dry basis. FSI, oxidation, Audibert - Arnu Dilatometer Tests and Gieseler Plasticity Tests are also performed. These results help ensure both proper preparation plant operation and coal product classification. Coal tonnages for raw and post-processed products are estimated using standard belt scales, which are calibrated monthly against the end of month survey data summary reports.

Efficiency testing is performed on all critical preparation plant circuitry on an on-going basis ongoing to help ensure proper coal and non-coal separations are occurring throughout the plant operation. This performance testing is extensive and involves measuring flow rates, pressures, moistures, reagent application rates, size fractions, specific gravity, and coal quality at specific locations from raw feed through clean coal products and tailings.

10.2	Mineralization Sample Representation

Coal deposits originate in flat, low-lying ground within deltas, alluvial plains, and coastal systems, and as such are a relatively homogeneous, sedimentary mineral occurrence. The deposit within the Elk Creek Complex area exhibits homogeneous characteristics and does not show any substantial variations in mineralization types or styles that would adversely affect processing of the coal. Sample data are well representative of the deposit as a whole.

10.3	Analytical Laboratories

Coal sample analyses performed by Precision are described in Section 8.2.1. Preparation plant circuitry performance is maintained by plant staff through the plant monitoring systems. SGS performs daily analysis on the collected clean coal samples from automated samplers and any raw coal samples collected. Typical analysis on daily runs is proximate analysis only plus oxidation. Train and sublot samples with petrographics and rheology are performed per individual customer specifications.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

10.4	Relevant Results and Processing Factors

Coal recovery and resulting product qualities are primary concerns for any coal preparation plant. A coal preparation plant’s recovery and resulting quality of its saleable products are dependent on ROM coal quality and the efficiency at which non coal impurities are removed by the preparation plant process. Tracking and adjusting throughput rates for different plant circuitry, based on ROM coal feed quality, are critical to plant efficiency and product quality. The coal quality at Elk Creek is exceptional, which allows the Elk Creek Preparation Plant to process the ROM coal at specific gravities ranging from 1.50 to 1.65 in order to produce clean coal metallurgical products, depending on customer specifications.

Historical (2018 through September 2021) and projected LOM Plan preparation plant recovery are shown on Figure 10.4-3.

Figure 10.4-3   Preparation Plant Recovery

Preparation plant recovery and saleable products quality are expected to track closely with the modeled recovery from raw coal analysis, once adjusted for out of seam dilution (OSD) material mined by the surface and underground mines.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Historical preparation plant recovery from 2018 through November 2021, based on plant belt scale records, is summarized in Table 10.4-4 as follows:

Table 10.4-4      Historical Preparation Plant Recovery

	2018	2019	2020	2021
Raw Tons Processed	3,796,911	4,271,158	4,272,188	4,011,376
Clean Tons Processed	1,567,990	1,629,804	1,547,612	1,583,636
Plant Yield (%)	41.30	38.16	36.23	39.48

The testing procedures described above provide validation for modeled data and help to ensure coal sales specifications are met for resulting saleable coal products. The testing also helps to maintain preparation plant efficiency at a high level so that processing costs are minimized.

10.5	Data Adequacy

Ramaco employs testing and analytical procedures in accordance with industry standards, which result in efficient preparation plant operations and provides the necessary quality control to meet product quality and quantity projections. The testing performed is sufficient to support the projected preparation plant yield and saleable product quality for the LOM Plan.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

11.0	Mineral Resource Estimates

The coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons (see Section 12.0 for reserve tonnage estimates). Resources are reported in categories of Measured, Indicated, and Inferred tonnage in accordance with Regulation S-K Item 1302(d).

11.1	Key Assumptions, Parameters, and Methods

Data Sources

Planimetric data was provided by Ramaco in AutoCAD format and primarily included base map information such as rivers, drainages, roads, mine features, and property boundaries.

Ramaco provided WEIR drillhole data, which included survey, lithology, and coal quality information. This data was provided in different formats including Excel, ASCII files and PDFs. Geophysical logs, coal quality certificates, driller’s logs, geologist’s logs, downhole deviation data, and drillhole survey records were provided as scanned PDF files and AutoCAD drawing files. Data was provided for 655 drillholes, 652 holes of which are included in the geological model. Three outcrop drillholes were excluded from the drillhole database due to invalid coordinates.

In-mine seam thickness and floor measurement from previous operations’ mine maps were provided in tabular file format. These mine measurements included 256 data points. Mine measurement data points were used to model coal seam thickness and structure, but were not used as points of observations in estimating resource confidence.

Coal quality data for 151 drillholes was provided for the Elk Creek Complex. Of the 151 drillholes, 149 holes were used in the quality model, as two drillholes were outside of the modeled area. Data was provided in Excel format along with quality certificates in PDF.

Reasons for excluding drillhole quality samples in the modeling process included:

•	Poor core recovery noted in the driller’s logs.
•	Quality logs that could not be matched to a drillhole.
•	The qualities listed for the hole were not relevant to the model (for example raw Btu/lb. or sulfur were supplied, but not final product Btu/lb. or sulfur). The only relevant raw values used are specific gravity and raw ash. Both are derivable from one another and have bearing on estimated in-place tons.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Geological Model

The Elk Creek Complex geological model was constructed by using seam surface grids that were created in Datamine’s MineScape® Stratmodel (MineScape) geological modeling software.

Topography data was gridded using MineScape software and a grid cell size of 100 feet by 100 feet from the USGS on-line 3-D Elevation Project data source. The resolution of the topography data is 1/3 arc-second, which results in approximately a 30 by 30 feet data point spacing. The gridded USGS topography contours were compared to drillhole collars and showed that there are differences between the two sets of elevation data. On average, the drillhole collars are less than five feet above or below the USGS topography grid, with the maximum difference of 98 feet. These differences are not uncommon when comparing site topography to collar elevations since original drilling sites may currently be in fill areas, or in mined out cut areas. WEIR rationalized collar elevation discrepancies and as a result, did not excluded any drillholes.

The seam surfaces and thicknesses were created by loading the drilling and mine measurement data into MineScape and gridding the seam intercepts using a grid cell size of 100 feet by 100 feet. The parameters used to create the model are defined in the MineScape modeling schema which is a specification of modeling rules that is created for the site. The MineScape interpolators that were used in this study are common in most mine planning software packages. The Planar interpolator is a triangulation method with extrapolation enabled. Finite Element Analysis (FEM) is a widely used method for numerically solving differential equations arising in engineering and mathematical modeling. A trend surface is used in MineScape to promote conformability for the modeled seams to regional structures such as synclines, anticlines, or simply seam dip. MineScape caters to using different interpolators for thickness, roofs and floors (surfaces), and the selected trend surface as they are all modeled separately. The interpolator used for each of these items is selected on the basis of appropriateness to the data sets involved, as well as modeling experience. Stratigraphic Model Interpolators are shown in Table 11.1-1, as follows:

Table 11.1-1      Stratigraphic Model Interpolators

Interpolator	Parameter	Power/Order
Planar	Thickness	0
FEM	Surface	1
Planar	Trend	0

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Forty-two (42) seams (including seam splits) were modelled for the Elk Creek Complex. A summary of drillhole statistics for the 26 seams that WEIR found as significant are shown in Table 11.1-2.

Table 11.1-2      Drillhole Statistics

			Average	Minimum		Maximum		Standard
	In Mine	Number of	Thickness	Hole	Thickness	Hole	Thickness	Deviation
Seam	Plan	Intercepts	(Feet)	Name	(Feet)	Name	(Feet)	(Feet)
Buffalo Creek 5	No	46	2.17	75B20	0.17	E77-08	10.34	1.89
Winifrede	No	53	1.34	328	0.17	338	3.69	0.85
Chilton A	Yes	61	2.75	1135-91	0.05	377	6.77	1.98
Upper Dorothy Rider	Yes	72	1.60	901-85	0.08	118	3.92	0.97
Upper Dorothy 1	Yes	54	1.47	331	0.17	E80-11	3.67	0.91
Upper Dorothy 2	Yes	117	2.24	E77-07	0.13	E80-11	6.25	1.20
Upper Dorothy 3 and 4	Yes	96	3.17	EC13-14	0.15	453-OC	5.75	1.19
Middle Dorothy	Yes	142	3.23	E80-24	0.25	SM4-3530-M	9.37	1.32
Lower Dorothy	No	121	2.10	1576-OC	0.37	1583-OC	6.55	1.56
Williamson	No	153	2.90	EC19-01	0.05	1136-92_S	20.65	2.81
Upper Cedar Grove	Yes	151	2.41	1123-91	0.20	KF11MM	5.50	0.83
Lower Cedar Grove A	Yes	171	2.49	81-BB-36	0.40	CLC5	5.00	0.62
Lower Cedar Grove B	Yes	246	3.02	EC19-02	0.15	E82-10	5.50	0.85
Lower Cedar Grove C	Yes	353	3.03	1088-89	0.30	985A-87	7.05	0.73
Upper Alma	Yes	97	1.58	262	0.08	977-87	3.40	0.79
Lower Alma	Yes	183	2.52	WP-5	0.08	5618OC	5.17	1.03
Powellton	Yes	138	2.55	75B22	0.08	WP-9	8.33	1.94
Eagle	Yes	168	2.66	EC12-06	0.05	CS-A-OS	8.35	1.33
No. 2 Gas	Yes	292	3.17	E80-22	0.08	11-9-OC	6.62	0.88
Bens Creek 1	Yes	132	2.27	987-87_S	1.06	E77-06	4.17	0.53
Bens Creek 2	Yes	96	0.84	865-81	0.04	1339-OC	2.60	0.45
Bens Creek 3	Yes	71	0.87	CLC6	0.05	804OCGS	2.25	0.42
Cedar	No	47	1.98	EC12-04	0.40	984A-87	6.30	1.26
Lower War Eagle	No	33	1.43	589	0.08	EC12-04	4.80	1.26
Glenalum Tunnel	Yes	53	2.22	GP-4	1.34	CLC4	5.38	0.56
Gilbert	No	23	2.31	EC12-04	0.20	EC13-03	4.53	1.28

The gridded coal seam structure and coal seam thicknesses were validated against drillhole information to ensure that the data was properly modeled. Inconsistencies between modeled seam surfaces and surrounding drillholes were investigated and any confirmed errors in the drillhole data or model parameters were corrected. This process was repeated until a final version of the model was developed.

Coal Quality Model

The drillhole data described previously in this report were used to create a washed coal quality model that included raw ash and raw relative density. The washed quality model values were based on a specific gravity of 1.50.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The drillholes were verified to ensure that the seam depths used in the lithology file matched the sample depths in the quality file. Coal quality samples were loaded into MineScape and composited against the drillhole thicknesses. The composited values were then gridded using a grid cell size of 200 feet by 200 feet and the inverse distance weighted (squared) interpolator. The following quality data was modeled for all seams:

•	Raw

Ash, Dry weight percent

Relative Density

•	Float @ 1.50 Specific Gravity

Ash, Dry weight percent

Calorific Value, Dry Btu/lb

Total Sulfur, Dry weight percent

Volatile Matter, Dry weight percent

Audibert-Arnu Maximum Dilation (ARNU), Dry percent

Coal Oxidation by Light Transmittance, Dry percent

Total Inerts, Dry weight percent

Rank Index

Composition Balance Index

Gieseler Maximum Fluidity, Dry DDPM

Hargrove Grindability Index

Reflectance (ROMAX), Dry percent

Calculated Stability Index

Free Swell Index

Yield, weight percent

Quality contours were generated from the grids to check outlier values.

Additional Resource Criteria and Parameters

Based on WEIR’s review and evaluation of the data and plans relative to the Elk Creek Complex, resource estimation criteria were applied to ensure reported mineral resource tonnage has a reasonable prospect for economic extraction. Resource criteria and parameters for the Elk Creek Complex are as follows:

•	Resources were estimated as of December 31, 2021.

•	Underground areas where coal thickness did not meet a minimum thickness of 2.0 feet were excluded from the resource estimate.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

•	Underground areas within 200 feet of old mine workings were excluded from resource estimates.

•	Underground areas with less than 100 feet of cover were excluded from resource estimates.

•	Surface and highwall mining areas where coal thickness did not meet a minimum thickness of 1.0 feet were excluded from the resource estimate.

•	Surface areas, where there was no subsequent highwall mining, where stripping ratio exceeds 20:1 were excluded from the resource estimate.

•	Tonnage outside of current LOM plan, but within existing property control, and meeting the criteria listed here, is classified as Resource tonnage and is reported exclusive of Reserve tonnage.

•	Coal density is based on apparent specific gravity data from dill holes and channel samples, where available. Otherwise, it is based on raw coal ash (dry basis) using the formula [1.25+(Ash/100)] x 62.4 pounds per cubic foot

11.2	Estimates of Mineral Resources

The coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons (see Section 12.0). Resources are reported based on the coal resource estimate methodology described and are summarized in Table 11.2-1 as follows:

Table 11.2-1      In-Place Coal Resource Tonnage and Quality Estimate as of December 31, 2021

						Coal Quality (Dry Basis)
						Raw
	Average Coal						Relative
	Thickness	In-Place Resources (000 Tons)				Ash	Density
Mine / Seam	(Feet)	Measured	Indicated	Total	Inferred	(%)	(Lbs/CF)
Ram Surface Mine
Buffalo Creek 5	2.78	2,255	520	2,775	-	23.56	93.87
Winifrede	2.90	775	365	1,140	-	30.06	97.98
Chilton A	4.27	8,220	250	8,470	-	32.56	98.69
Upper Dorothy Rider	1.45	300	10	310	-	15.80	85.49
Upper Dorothy 1	2.80	1,135	110	1,245	-	28.09	94.89
Upper Dorothy 2	2.56	2,095	340	2,435	-	6.69	94.30
Upper Dorothy 3 and 4	3.24	1,370	-	1,370	-	29.42	98.00
Middle Dorothy	2.63	8,140	810	8,950	-	9.33	92.25
Lower Dorothy	3.76	510	-	510	-	20.48	90.48
Williamson	3.06	935	290	1,225	-	25.01	90.97
Upper Cedar Grove	3.45	13,060	40	13,100	-	11.27	85.14
Lower Cedar Grove A	2.62	22,295	2,850	25,145	-	11.37	84.95
Lower Cedar Grove B	3.01	10,300	1,670	11,970	-	15.64	87.10
Lower Cedar Grove C	2.82	7,070	610	7,680	-	8.19	82.47
Upper Alma	2.46	1,660	320	1,980	-	17.93	89.32
Lower Alma	2.86	5,560	2,700	8,260	-	22.04	92.11

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

						Coal Quality (Dry Basis)
						Raw
	Average Coal						Relative
	Thickness	In-Place Resources (000 Tons)				Ash	Density
Mine / Seam	(Feet)	Measured	Indicated	Total	Inferred	(%)	(Lbs/CF)
Ram Surface Mine
Powellton	2.64	1,700	270	1,970	-	21.88	91.07
Eagle	1.64	3,210	850	4,060	-	17.90	88.51
No. 2 Gas	3.35	3,390	475	3,865	-	21.66	90.67
Bens Creek 1	2.27	1,270	1,575	2,845	-	8.19	82.73
Total	2.92	95,250	14,055	109,305		15.74	88.65

Crucible Deep Mine
Lower Cedar Grove A	2.74	1,095	380	1,475	-	14.28	86.57
Lower Cedar Grove C	2.41	1,190	350	1,540	-	3.43	81.61
Total	2.57	2,285	730	3,015		8.74	84.04

Stonecoal No. 2 Alma Deep Mine
Lower Cedar Grove A	2.38	3,150	5	3,155	-	16.09	87.98
Lower Cedar Grove B	2.76	1,225	25	1,250	-	12.53	85.49
Lower Cedar Grove C	2.73	4,470	280	4,750	-	4.36	80.50
No. 2 Gas	3.01	10,760	1,395	12,155	-	11.41	84.53
Lower Alma	3.44	4,400	3,430	7,830	-	27.92	96.27
	3.00	24,005	5,135	29,140		15.25	87.44
Michael Powellton Mine
Powellton	3.37	2,460	-	2,460	-	32.24	97.85

Rockhouse Eagle Deep Mine
Eagle	3.09	4,065	35	4,100	-	19.62	89.07

Moorefork Mine
No. 2 Gas	2.82	2,390	360	2,750	-	15.49	82.24

Bens Creek Deep Mine
Bens Creek 1 and 2	2.68	15,510	24,425	39,935	-	25.83	93.81

Lower War Eagle Mine
Lower War Eagle	2.66	4,965	2,870	7,835	70	21.76	90.64

Glenalum Tunnel #1 Deep Mine
Glenalum Tunnel	2.06	9,295	10,855	20,150	815	4.80	81.13

Gilbert Deep Mine
Gilbert	2.84	2,085	2,565	4,650	85	23.56	92.66
Grand Total	2.80	162,310	61,030	223,340	970	16.98	88.83

Notes:

•	Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves.

•	Resource probable economic mineability based on underground minable resources with 2.0 feet minimum seam thickness, surface and highwall mines with 1.0 feet minimum seam thickness, area mining with a cutoff stripping ratio of 20:1, and predominately high volatile A and high volatile B metallurgical coal products realizing a sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

11.3	Technical and Economic Factors for Determining Prospects of Economic Extraction

A Preliminary Feasibility Study was conducted to assess the prospects for economic extraction of coal within the Elk Creek Complex.

Ramaco’s forecasted Elk Creek Complex FOB mine coal sales price is $172.73 per ton in 2022, $127.39 in 2023, $127.67 in 2024 and ranges from $127.44 to $128.10 from 2025 through 2040. Ramaco’s sales price projections conform to published forward price curves for coal of similar quality to that of the Elk Creek Complex. The sales price is further supported in Section 16.0 of this report.

Capital expenditures are discussed in further detail in Section 18.1 and are projected to average $10.95 per ton over the Elk Creek Complex LOM Plan, compared to actual capital expenditures of $10.29 per ton in 2018 through third quarter 2021.

Operating cash costs are discussed in further detail in Section 18.2 and are projected to average $77.01 per ton over the Elk Creek Complex LOM Plan, compared to actual Elk Creek Complex operating cost of $66.75 per ton in 2018 through third quarter 2021.

Total projected capital expenditures and operating cost of $87.88 per ton and a coal sales price per ton as indicated above, provide a reasonable basis for WEIR to determine that all underground mineable coal of thickness greater than 2.0 feet, surface and highwall mineable coal with seam thickness greater than 1.0 feet, and surface and contour mineable coal with stripping ratio of approximately 20:1 or lower, has prospects of economic extraction within the Elk Creek Complex.

11.4	Mineral Resource Classification

Mineral Resource estimates prepared for the Elk Creek Complex are based on the SEC Regulation S-K Item 1302(d), which established definitions and guidance for mineral resources, mineral reserves, and mining studies used in the United States. The definition standards relative to resources are as follows:

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Mineral Resource:

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

•	Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

•	Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

•	Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Geostatistical methods were applied to drillhole and mine measurement coal thickness data for five primary seams at the Elk Creek Complex to develop variogram ranges (radii) used for resource classification. Three of the seams (No. 2 Gas, Alma, and Lower Cedar Grove C) had almost identical curves. Figure 11.4-1 illustrates the variogram for the No. 2 Gas Seam, which has 1,779 seam thickness measurements. Table 11.4-1 shows the sample count, Measured and Indicated resource ranges determined by the variogram model, and average sample spacing in feet. As mentioned above, variograms for the Alma and Lower Cedar Grove Seams were almost identical to the variogram for the No. 2 Gas Seam. Variograms were also created for the Glenalum Tunnel and Powellton seams. The variograms were very similar to each other, however, the sill for both was at a distance of over 9,000 feet. Given that; 1) the variograms for the No. 2 Gas, Alma, and Lower Cedar Grove seams are very similar, 2) the range for the sill of the Glenalum Tunnel and Powellton seams is significantly larger, and 3) these seams are primary on the property, WEIR suggests that the theoretical ranges estimated for Measured (to 1,800 feet) and Indicated (to 5,500 feet) resources in their variographic analysis demonstrates the spatial continuity of mineable coal seam thickness at the Elk Creek Complex.

Figure 11.4-1    Variogram Model No. 2 Gas Seam Thickness

Table 11.4-1      Theoretical Variogram Ranges

	Sample	Measured	Indicated	Inferred	Avg. Sample
Variogram	Count	Range (feet)	Range (feet)	Range (feet)	Spacing (feet)
Elk Creek - Lower Cedar Grove C Seam	905	1,800	5,500	>5500	607
Elk Creek - Alma Seam	905	1,800	5,500	>5500	607
Elk Creek - Powellton Seam	905	1,800	5,500	>5500	607
Elk Creek - No. 2 Gas Seam	905	1,800	5,500	>5500	607
Elk Creek - Glenalum Tunnel Seam	53	1,800	5,500	>5500	2,747

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

As depicted above, variability in drillhole thickness measurements is highly correlated with the distance between individual drillholes, in particular within the theoretical ranges for Measured and Indicated tonnage. Additionally, WEIR’s generation and review of the applicable quality contours further supports the continuity of coal quality throughout the deposit. Table 11.4-2 shows overall quality parameters for the coal seams at the Elk Creek Complex.

Table 11.4-2      Statistics for Elk Creek Complex Composited Samples

	Number of	Total Sample	Minimum	Maximum	Average
Quality Parameter	Samples	Length (ft)	Value	Value	Value
Audibert-Arnu Maximum Dialation (%)	285	841	14	300	186
Composition Balance Index	53	151	0.39	1.99	1.01
Free Swell Index	179	507	2	9	8
Gieseler Maximum Fluidity (DDPM)	290	855	535	30,000	26,694
HGI	231	625	40	77	57
Inerts (%)	115	336	13.5	42.2	26.1
Raw Ash (%)	770	2,064	1.2	66.0	16.6
In-Place Relative Density	900	2,491	1.17	2.11	1.40
Reflectance (ROMAX, %)	116	339	0.88	1.09	0.99
Rank	51	146	3.2	4.1	3.8
Stability Index	53	151	26.0	57.0	47.9
Coal Oxidation by Light Transmittance (%)	70	204	86.0	99.0	95.8
Ash (%)	897	2,483	1.1	13.8	5.3
BTU/lb	866	2,410	13,053	15,360	14,553
Sulfur (%)	898	2,487	0.50	4.21	0.99
Volatiles (%)	625	1,685	29.9	46.2	34.5
Yield (%)	888	2,452	26.2	100.0	81.8

Note: Unless otherwise specified, analyses are on a Dry Basis for coal washed at 1.50 specific gravity

In other words, within the Measured and Indicated ranges, WEIR has demonstrated a level of geological confidence sufficient to allow for the application of modifying factors to support detailed mine planning and evaluation of the economic viability of the deposit. Beyond the five seams mentioned above, there are no outlier seams being considered for resources that display anomalous behavior in comparison. As such, classification radii utilized by WEIR in this study are as follows:

•	Measured: 0 - 1,800 feet (based on 905 observations informing estimate of coal thickness within this range)
•	Indicated: 1,800 – 5,500 feet (based on 905 observations informing estimate of coal thickness within this range)

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

•	Inferred: greater than 5,500 feet (based on 905 observations informing estimate of coal thickness within this range)

11.5	Uncertainty in Estimates of Mineral Resources

Mining is a high risk, capital-intensive venture and each mineral deposit is unique in its geographic, social, economic, political, environmental, and geologic aspects. At the base of any mining project is the mineral resource itself. Potential risk factors and uncertainties in the geologic data serving as the basis for deposit volume and quality estimations are significant considerations when assessing the potential success of a mining project.

Geological confidence may be considered in the framework of both the natural variability of the mineral occurrence and the uncertainty in the estimation process and data behind it. The mode of mineralization, mineral assemblage, geologic structure, and homogeneity naturally vary for each deposit. Structured variability like cyclic depositional patterns in sedimentary rock can be delineated mathematically with solutions like trend surface analysis or variography. Unstructured variability, in the distribution of igneous rock composition, for example, is more random and less predictable.

The reliability of mineral resource estimation is related to uncertainties introduced at different phases of exploration. Resources meeting criteria for Measured, Indicated, and Inferred categories are determined by the quality of modeled input data, both raw and interpreted. An exploration program comprises several stages of progressive data collection, analysis, and estimation, including:

•	Geological data collection
•	Geotechnical data collection
•	Sampling and assaying procedures
•	Bulk density determination
•	Geological interpretation and modeling
•	Volume and quality estimation
•	Validation
•	Resource classification and estimation

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Error may be introduced at any phase. Data acquisition and methodologies should be properly documented and subject to regular quality control and assurance protocols at all stages, from field acquisition through resource estimation. Managing uncertainty requires frequent review of process standards, conformance, correctional action, and continuous improvement planning. Risk can be minimized with consistent exploration practices that provide transparent, backwards traceable results that ultimately deliver admissible resource estimates for tonnage and quality.

As discussed in Sections 8.0, 9.0, and 10.0, it is WEIR’s opinion that Ramaco’s methodology of data acquisition, record-keeping, and QA/QC protocols are adequate and reasonable for resource estimation at the Elk Creek Complex.

In summary, WEIR has reviewed all geologic and geotechnical data inputs, collection protocols, sampling, assaying, and laboratory procedures serving as the basis for the deposit model, its interpretation, and the estimation and validation of the volume and quality of coal resources at the Elk Creek Complex. The spatial continuity of all seams with resource attributes at the Elk Creek Complex is well demonstrated by professionally developed, well maintained, quantitative and qualitative data. WEIR finds no material reason, regarding geologic uncertainty, that would prohibit acceptably accurate estimation of mineral resources.

11.6	Additional Commodities or Mineral Equivalent

There are no other commodities or minerals of interest within the Elk Creek Complex resource area other than the coal deposit discussed in this TRS.

11.7	Risk and Modifying Factors

The existing and planned underground mines in the complex are above drainage and relatively dry, which decreases risk for bad floor conditions from the presence of underclays. Similar drainage is expected at Ramaco’s surface and highwall mines as well, resulting in generally favorable mining conditions.

The consistency of the seams within the complex, absence of any significant faulting or other detrimental geological structure, and good exploration drilling coverage combine to reduce geological risks at the complex. This also relates to product quality risks, which WEIR sees as low for the same reasons. The appearance and disappearance of partings within mined benches is expected and is difficult to accurately map without extensive drilling. However, these partings are of little consequence to the final product, apart from the marginal additional processing costs involved at the preparation plant for non-coal partings removal.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Many mining operations acquire uncontrolled property as the operation progresses, delaying the costs of acquisition until these uncontrolled properties are required for near-term mining. This is not the case at the Elk Creek Complex. The leases are established and there are no uncontrolled mineral rights required for existing or planned operations.

Risk is also associated with volatility of coal market prices. However, even significant variations in operating costs, capital expenditures, and productivity would not likely preclude the economic mineability of the Elk Creek Complex, at projected metallurgical coal sales prices.

Unforeseen changes in legislation and new industry developments could alter the performance of Ramaco by impacting coal consumer demand, regulation and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases. The emphasis on reducing emissions, however, is more of a concern for mines producing a thermal coal product, as opposed to the metallurgical coal produced from the Elk Creek Complex.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

12.0	Mineral Reserve Estimates

12.1	Key Assumptions, Parameters, and Methods

The conversion of resources to reserves at the Elk Creek Complex considers the effects of projected dilution and associated loss of product coal quality, projected coal sales prices and operating costs, regulatory compliance requirements, and mineral control to determine if the saleable coal product will be economically mineable. The design of executable mine plans that accommodate the planned mining equipment and facilities and provide a safe work environment is also considered.

For Ramaco underground room and pillar operations, it should be noted that retreat mining will be implemented in most of the existing and planned underground operations within the complex. This will result in over 80 percent mining recovery of coal and will necessitate planned subsidence, all of which are addressed in the respective mining permits.

The Elk Creek Complex mine layouts have several key variables that will largely impact coal recovery. Pillar and panel dimensions are based on minimum, maximum, and optimal equipment operating parameters, as well as geotechnical considerations relative to the safety of the mining operations and subsidence predictions.

Based on a mine’s historical performance and projected mineral continuity, the mine design is the primary consideration, apart from mineral resource classification, whereupon resources are converted to reserves at the Elk Creek Complex.

Based on WEIR’s review and evaluation of the Elk Creek Complex LOM plans, the justification for conversion of resources to reserves was based on specific criteria. In addition to the criteria stated in Section 11.0 for resources, the following criteria were used to estimate reserves for the Elk Creek Complex:

•	Reserves were estimated as of December 31, 2021.

•	Underground mining recovery of 50 to 80 percent (dependent on whether retreat mining can be performed), a surface mining recovery of 90 percent, and a highwall mining recovery of 40 percent were assumed.

•	A minimum of two inches of out of seam dilution is included in the ROM underground tonnage estimates, except in areas where the total seam thickness is greater than the maximum mining height.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

•	A highwall mining maximum penetration depth of 800 feet, and a minimum of 400 feet was assumed.

•	The point of reference for reserve estimates is post preparation plant processing and recoverable tons were adjusted for a theoretical preparation plant yield based on drillhole and channel sample analyses washed at a 1.50 specific gravity.

•	A conservative preparation plant efficiency factor of 95.0 percent was applied to reflect actual performance of the preparation plant, compared to theoretical laboratory results at a 1.50 specific gravity.

•	The estimate of reserve tons includes areas that are exclusively within the current Elk Creek Complex LOM plans.

12.2	Estimates of Mineral Reserves

The coal reserves that represent the economically viable tonnage controlled by Ramaco at the Elk Creek Complex, based on the coal reserve estimate methodology described, are shown in Table 12.2-3 as follows:

Table 12.2-3       Recoverable Coal Reserve Tonnage and Quality Estimate as of December 31, 2021

							Coal Quality (Dry Basis)
							Raw
		Average Coal	In-Place	Clean Recoverable Tons (000)				Relative
	Area	Thickness	Tons	Reserves			Ash	Density
Mine / Seam	(Acres)	(Feet)	(000)	Proven	Probable	Total	(%)	(Lbs/CF)

Ram Surface No. 1 Surface and Highwall Mine
Chilton A	135	5.01	765	235	-	235	35.1	100.5
Upper Dorothy Rider	50	2.29	250	100	-	100	9.8	83.6
Upper Dorothy 3 and 4	200	3.05	1,150	565	-	565	16.7	88.8
Middle Dorothy	180	2.31	530	295	5	300	9.1	83.4
Upper Cedar Grove	50	3.46	295	135	-	135	7.6	81.8
Lower Cedar Grove A	95	2.90	505	240	-	240	10.6	82.7
Lower Cedar Grove B	40	2.81	225	120	-	120	15.7	87.0
Lower Cedar Grove C	90	2.56	385	190	10	200	4.6	80.2
Alma	25	3.53	175	45	20	65	23.1	93.1
Powellton	30	2.00	110	40	-	40	23.0	92.1
Total	895	3.08	4,390	1,965	35	2,000	15.1	87.1

Ram Surface No. 3 Surface and Highwall Mine
Upper Dorothy Rider	17	1.80	55	20	-	20	9.8	84.2
Upper Dorothy 1 and 2	150	2.31	550	210	30	240	15.8	87.5
Upper Dorothy 3 and 4	196	3.54	1,480	480	-	480	31.2	98.0
Middle Dorothy	58	6.06	640	70	220	290	10.2	83.7
Lower Dorothy	43	3.55	300	115	-	115	20.3	90.4
Upper Cedar Grove	252	2.36	1,140	485	-	485	15.6	87.9
Lower Cedar Grove A	263	2.78	1,335	555	65	620	8.1	83.6
Lower Cedar Grove B	189	3.05	1,125	460	50	510	19.0	89.5
Lower Cedar Grove C	143	2.74	700	285	55	340	6.0	81.1
No. 2 Gas	7	3.07	45	10	20	30	22.3	91.3
Powellton	10	4.86	100	70	-	70	18.7	89.2
Total	1,328	2.97	7,470	2,760	440	3,200	15.8	87.8

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

							Coal Quality (Dry Basis)
							Raw
		Average Coal	In-Place	Clean Recoverable Tons (000)				Relative
	Area	Thickness	Tons	Reserves			Ash	Density
Mine / Seam	(Acres)	(Feet)	(000)	Proven	Probable	Total	(%)	(Lbs/CF)
Crucible Deep Mine
Lower Cedar Grove B	880	3.90	6,545	2,300	310	2,610	15.7	87.0
Lower Cedar Grove C	990	2.91	5,155	2,005	335	2,340	4.5	80.9
Total	1,870	3.38	11,700	4,305	645	4,950	10.4	84.1

Stonecoal No. 2 Alma Deep Mine
Lower Cedar Grove B	440	3.70	3,200	1,210	60	1,270	20.6	90.4
Lower Cedar Grove C	130	2.53	1,175	460	-	460	15.4	1.5
Upper Alma	920	1.86	2,580	1,010	90	1,100	27.0	94.9
Lower Alma	755	3.20	6,100	2,330	140	2,470	25.9	94.6
Total	2,245	2.71	13,055	5,010	290	5,300	23.9	85.6

Michael Powellton Mine
Powellton	30	4.14	250	60	-	60	42.8	104.6

Rockhouse Eagle Deep Mine
Eagle	690	3.83	5,420	1,915	495	2,410	14.6	86.7
No. 2 Gas	80	3.21	640	130	-	130	37.4	101.5
Total	770	3.77	6,060	2,045	495	2,540	15.8	87.4

No. 2 Gas Deep Mine
No. 2 Gas	778	3.07	7,345	2,085	455	2,540	27.9	94.4

Eight-Kay
No. 2 Gas	650	2.91	3,585	1,390	240	1,630	12.3	85.7

Bens Creek Deep Mine
Bens Creek	601	4.14	5,850	1,670	170	1,840	28.6	95.8

Glenalum Tunnel #1 Deep Mine
Glenalum Tunnel	2,520	2.16	10,700	2,380	2,190	4,570	5.9	81.8
Grand Total	10,359	3.31	70,405	23,670	4,960	28,630	16.5	86.7

Notes:

•	Clean recoverable reserve tonnage based on underground mining recovery of 50 to 80 percent (contingent upon retreat mining capability), 90 percent for surface mining, 40 percent for highwall mining, theoretical preparation plant yield, and a 95 percent preparation plant efficiency

•	Mineral Reserves estimated based on predominately high volatile A and high volatile B metallurgical coal products realizing a sales price of $131 per ton and cash cost of $77 per clean ton (FOB Mine)

•	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

•	Mineral Reserves are reported exclusive of Mineral Resources

WEIR completed a validation check of its tonnage estimates by using the model to calculate the theoretical tonnage of the No. 2 gas Deep Mine in 2021 and comparing the results to the actual production tonnage mined in 2021. The results of the validation are shown in Table 12.2-4.

Table 12.2-4      Reserve Validation

		Actual 2020	Estimated	Variance
Mine Area	Seam	Production Tons	Model Tons	(%)
No. 2 Gas Deep	2 Gas	386,000	379,000	0.98

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

12.3	Estimates of Reserve Cut-off Grade

The seams within the Elk Creek Complex display consistent quality attributes, and these quality attributes are representative of a high quality high volatile metallurgical coal product. The main variable is OSD which results in additional preparation plant costs to obtain a saleable coal product. Preparation plant throughput is also a consideration. However, preparation plant ROM throughput is not a limitation at the Elk Creek Complex, and the incremental cost of “washing out” the additional OSD as a result of minimum mining heights for equipment clearance does not forgo mining coal seams with thicknesses of 2.0 feet. Mining heights below 2.0 feet result in increased operational difficulty given equipment limitations and capabilities. WEIR did not discover any areas within the complex where washed coal quality parameters for planned mining tonnage was deficient relative to maintaining a high-quality metallurgical grade coal status. The coal on the property is consistently of high-quality.

In summary, based on Ramaco’s historical saleable coal product quality, current coal sales contracts, and projected coal quality modeled, WEIR does not foresee future coal quality deviations from the historical coal quality that would adversely affect the saleable coal product.

12.4	Mineral Reserve Classification

WEIR prepared the Elk Creek Complex reserve estimates in accordance with Regulation S-K Item 1302(e), which establishes guidance and definitions for mineral reserves to be used in the United States. The SEC Regulation S-K Definition Standards relative to reserves are as follows:

Modifying factors are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate to establish the economic viability of mineral reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves. These factors include but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

•	Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.
•	Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Within the extent of the LOM Plan for the Elk Creek Complex, Measured Resources were converted to Proven Reserves and Indicated Resources were converted to Probable Reserves.

12.5	Coal Reserve Quality and Sales Price

Elk Creek Complex coal quality was determined by modeling the drillhole coal quality for the reserve areas. The average dry basis coal quality by seam, for raw coal and washed coal at a 1.50 specific gravity, for the reserves are shown in Table 12.5-1 as follows:

Table 12.5-1       Average Reserve Coal Quality

			Coal Quality (Dry Basis)
	Raw		Washed @ 1.50 Specific Gravity
		Relative				Calorific	Theoretical
	Ash	Density	Ash	Sulfur	Volatile	Value	Plant
Seam	(%)	(Lbs/CF)	(%)	(%)	Matter	(Btu/lb.)	Yield (%)
Chilton A	35.12	100.7	8.58	0.84	35.69	14,017	51.40
Upper Dorothy 3 and 4	16.74	88.8	5.73	0.65	35.53	14,420	82.73
Middle Dorothy	9.05	83.4	5.18	0.73	35.20	14,605	88.10
Upper Cedar Grove	8.03	81.9	4.88	0.66	35.06	14,644	93.21
Lower Cedar Grove A	10.63	82.7	5.62	1.17	33.98	14,578	92.22
Lower Cedar Grove B	20.24	88.4	5.78	0.77	34.78	14,389	82.23
Lower Cedar Grove C	4.49	80.9	2.00	0.58	34.09	15,030	95.43
Upper Alma	27.84	95.5	6.05	0.84	34.22	14,394	68.44
Lower Alma	26.01	94.8	5.04	0.97	34.30	14,580	67.13
Powellton	36.95	100.9	6.69	0.76	34.03	14,383	57.17
Eagle	36.95	100.9	6.69	0.76	34.02	14,382	57.19
No. 2 Gas	14.75	86.8	6.95	0.70	31.98	14,327	81.78
Bens Creek	28.56	95.8	4.62	2.36	34.86	14,757	69.09
Glenalum Tunnel	5.97	81.8	3.68	0.95	33.04	15,056	96.70

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The average quality for the reserve tons shows that the Elk Creek Complex is a high volatile metallurgical coal product, with good coking properties. The range of dry washed volatile matter is between approximately 33 and 36 percent, with an average of 34.2 percent. The average proximate analyses reflect an overall coal product that is relatively low in ash and sulfur, and high in calorific value. Other quality parameters such as ROMAX, Free Swelling Index, Audibert-Arnu Maximum Dilation, and Gieseler Fluidity indicate a good quality metallurgical grade coal.

Ramaco’s forecasted Elk Creek Complex FOB mine coal sales price is $172.85 per ton in 2022, $127.37 in 2023, $127.67 in 2024 and ranges from $127.44 to $128.10 from 2025 through 2040. Ramaco’s sales price projections conform to published forward price curves for coal of similar quality to that of the Elk Creek Complex. The sales price is further supported in Section 16.0 of this report.

12.6	Risk and Modifying Factors

Due to the relatively simple geology in the area, and the relatively high continuity of the coal seams within the Elk Creek Complex LOM plans (both in terms of structure and quality), geologic uncertainties do not appear to pose a significant mining risk.

The operating mines at Elk Creek Complex have excellent safety records and maintain diligent regulatory compliance. Workforce census has been and is expected to remain stable. The primary mining equipment is well-maintained, as observed from WEIR’s site visit, and has sufficient capacity to attain projected levels of productivity and production. This further contributes to the Elk Creek Complex being a relatively low risk operation.

As previously noted, mineral rights are secure for all operating and planned mines.

Coal recovery is an important aspect in assessing the economic viability of a mine. Based on Ramaco’s historical extraction rates and generally conservative pillar design, WEIR does not anticipate significant deviation of product recovery in the future. The recovery is based on the pillar size that has been designed for the underground mining operations, which is dependent on depth of cover and overlying rock quality. The pillar design is most importantly intended to provide safe operation of the primary coal extraction efforts. WEIR utilized an average mining recovery of 50 percent for the Elk Creek Complex continuous miners for first mining and an additional 30 percent mining recovery for areas of retreat mining. This is consistent with industry standards and with actual mining recovery reported by Ramaco.

Risk is also associated with the volatility of coal market prices. Significant variations in operating costs, capital expenditures, and productivity could impact the economic mineability of the Elk Creek Complex. Economic analyses and associated sensitivities are further detailed in Section 19.0.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

13.0	Mining Methods

The underground mining method at the Elk Creek Complex is room and pillar mining utilizing continuous miners. Mains and submains are generally developed on 120 feet by 90 feet centers. Panels are generally developed on 70 feet by 70 feet centers, depending on depth of cover and exposed surface structure concerns with potential subsidence. Mine entry widths are approximately 20 feet for all entries. Retreat mining in the panels, where it is permitted, increases overall mining recovery to at least 80 percent. Due to lack of surface structures within the complex, retreat mining is planned for the majority of the underground mining areas, which will result in planned subsidence. Although Ramaco has subsidence rights, Ramaco acknowledges the rules and regulations in regard to measures to be taken to mitigate or remedy any material damage or diminution in value that may occur to surface lands, structures, or facilities due to subsidence. No mining is proposed within 50 feet of gas wells.

Surface mining operations primarily involve contour mining methods which are almost exclusively intended to accommodate subsequent highwall mining. To accommodate the subsequent highwall mining, a minimum contour mining bench width of 125 feet projected by WEIR. Concerns regarding stripping ratio for Ramaco’s contour operations are secondary in comparison to the access gained to coal seams to be mined by lower cost highwall mining. The surface mining operations also include small areas of mining points or ridges in lieu of highwall mining. This method is planned where the economically feasible in-place stripping ratio of approximately 20:1 (BCY per ton) or less occurs.

13.1	Geotechnical and hydrological models

13.1.1	Geotechnical Model

Ramaco bases its underground mine pillar design on; 1) the general characteristics of the roof, coal, and floor strata in concert with Analysis of Coal Pillar Stability (ACPS) and Analysis of Retreat Mining Pillar Stability (ARMPS) software which are both accepted industry standards, 2) experience in the mining industry, and 3) results from similar or adjacent mines. Underground mining conditions at the Elk Creek Complex are consistent with roof and floor being primarily shales and sandstones, with competent coals seams (See Figure 6.3-1). Pillars for first mining are designed according to minimum unconfined compressive strengths (UCS) of materials such that pillar stability is greater than 2.0. In the currently active and planned underground mines on the Elk Creek Complex, the first mining protection zones are limited to small areas where there are intermittent streams with less than 200 feet of cover.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Generally speaking, the UCS of shale ranges from 2,000 to 20,000 pounds per square inch (psi) while sandstone ranges from 7,000 to 35,000 psi. The compressive strength of the coal used in the coal pillar stability analysis is 900 psi. This means that there is a safety factor of at least 2.0 above the safety factor in the coal pillar analysis, when using the lowest value for the compressive strength of shale. Due to this large safety factor when using the minimum commonly accepted UCS value for shale, and since the only protection zones are for intermittent streams in areas of less than 200 feet of cover, Ramaco has waivers in its WVDEP permits for analysis of the engineering properties of soft rock.

The subsidence surveys have identified some gas wells and associated gas lines in proposed underground mining areas. The owners of the gas wells have been identified on the Subsidence Survey Map in the associated WVDEP permits. No mining is proposed within 50 feet of the gas wells. No protection is proposed for the gas lines that lie within the proposed mining areas.

Ramaco has roof control plans for all of its permitted underground mines. The plans must be approved by the MSHA before mining can commence. The MSHA routinely performs inspections to ensure that the roof control plans are being properly implemented.

For surface mining operations, standing highwall configurations are not that maintained substantial to warrant specific geotechnical studies. Maximum cut slopes and safety benches are maintained according to MSHA-approved Ground Control Plans.

For highwall mining operations, hole spacing is based on; 1) ACPS analysis, and 2) previous results in combination with accepted industry standards. The maximum anticipated recovery within highwall mining areas is less than 50 percent, which should not result in subsidence. No other measures are required to prevent or minimize subsidence or subsidence related damage. Because no subsidence is anticipated from the proposed highwall mining, no plan for monitoring the extent of subsidence is proposed at this time. No water supplies are located above the proposed highwall mining areas. The subsidence surveys have identified some gas wells and associated gas lines in proposed highwall mining areas. The owners of the gas wells have been identified on the Subsidence Survey Map in the WVDEP permits. No mining is proposed within 50 feet of the gas wells. No protection is proposed for the gas lines that lie within the proposed highwall mining areas.

In summary, no specific detailed geotechnical models or data sets have thus far been created for Ramaco’s existing or planned mining operations at the Elk Creek Complex. WEIR notes that to date, Ramaco has not experienced any significant stability problems at their Elk Creek Complex mines. Based on WEIR’s experience in the industry and Ramaco’s successful operating history, both in regard to geotechnical considerations, Ramaco is operating its mines in accordance with industry acceptable geotechnical evaluation and standards.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

13.1.2	Hydrogeological Model

The Elk Creek Complex is within the Upper Guyandotte River watershed of West Virginia. The Guyandotte River is the primary hydrological feature in the local area and is a tributary of the Ohio River. Elk Creek, which flows through the Elk Creek Complex, is a tributary of the Guyandotte River. The major hydrogeological unit in the area is the Lower Pennsylvanian.

Recharge rates for aquifers in this area are relatively low at approximately 12 inches per year. Transmissivity data for the Kanawha Formation in Logan County shows relatively high rates of 100 to 2000 square feet per day (Aquifer-Characteristics Data for West Virginia, Water-Resources Investigations Report 01-4036, USGS/West Virginia Bureau for Public Health, 2001). These data both suggest unconfined aquifers, and this generally supports the hydrology sections of permits for the Ramaco mines on the property.

Due to the rural nature of the area, there are several common and private water wells on and adjacent to the Elk Creek Complex. There are also structures that utilize the Logan County Public Service District water services, and those that utilize both. This ground water inventory information has been summarized by Ramaco in its permit applications.

The operating and planned Ramaco mines will be constructed above drainage and above all domestic surface and groundwater sources. Due to above drainage construction and low aquifer recharge rates in the area, the Ramaco mines are relatively dry with little concern for water infiltration. Fracturing and weathering are invariably present in varying degrees in shallow rocks throughout the property. Fracturing affects the hydrologic regime by controlling subsurface water flow (and thus weathering) due to the very low permeability of un-fractured strata. Infiltration due to this fracturing is sometimes encountered but is insignificant to mine operations.

Surface Water Runoff Analyses are included in permit submittals and indicate that stream flows will not increase during or after mining, therefore there will be no increased potential for flooding or channel scouring. In general, diminution, or interruption of any water supply, as a result of the Ramaco mines, is not anticipated.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Groundwater inventories, water quality data, water balance, recharge and seepage rates have been reviewed in the approved permits and current permit revisions, including hydrologic impact assessments outlining risks, monitoring program detail, and mitigation obligations. Ramaco’s approach to obtaining and managing its surface and groundwater data for the Elk Creek Complex has been demonstrated to be adequate and aligned with regulatory requirements and standard industry practices. WEIR finds no material barriers to the continued success of the Elk Creek Complex regarding hydrologic impact or compliance.

13.1.3	Other Mine Design and Planning Parameters

Mine ventilation is a primary design concern for underground mines. WEIR has reviewed Ramaco’s designs and planning for this aspect of its mining operations and has found no significant problems concerning adequacy of ventilation fans or fan locations.

Proximity to previously underground mined areas above or below the operating or planned underground mine is an important consideration at the Elk Creek Complex, since there are many areas that have been previously mined in many coal seams. WEIR reviewed Ramaco’s mines in proximity to previous mine workings and associated fracture depths and cones used by Ramaco, and found no concerns for its existing or planned operations.

Underground mine surface facilities and surface mining sites require drainage designs to control surface water runoff. WEIR has reviewed Ramaco’s designs, which have been approved in its WVDEP and NPDES permits, and found the designs to be adequate and consistent with industry standards.

13.2	Production, Mine Life, Dimensions, Dilution, and Recovery

13.2.1	Production Rates

Rockhouse Eagle Seam Deep Mine

Two continuous miners operate in a supersection at this mine. Supersections are continuous miner sections with split ventilation that allows two continuous miners to operate simultaneously, which significantly enhances productivity for a mine. The Eagle Seam and No. 2 Gas seams are mined together in some areas of this mine. This mine was previously operated by Island Creek. The mine employs approximately 50 people on average.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

No. 2 Gas Deep Mine

Two continuous miners operate as a supersection at this mine. Ramaco commenced production at this mine in January 2018. There are no mineable seams below the No. 2 Gas Seam, however, the Eagle Seam is less than 20 feet above the No. 2 Gas Seam in the northern portion of the complex. The No. 2 Gas Seam is the most appealing seam in this area and there has been no previous mining of the Eagle Seam at this location. This mine employs approximately 50 people on average.

Stonecoal No. 2 Alma Deep Mine

This mine currently operates two supersections, with plans for adding a third supersection in 2022. Three different seams are mined, including the Alma, Lower Cedar Grove C, and Lower Cedar Grove B, in ascending order. The Lower Cedar Grove seams can be mined together in some areas. This mine was previously operated by Island Creek. The mine currently employs 79 people.

Ram No. 1 & No. 2 Surface and Highwall Mine

The No. 1 and No. 2 Surface and Highwall Mines are in the same general area and are contiguous. The No. 2 Mine is an additional permitted area, but the same equipment fleet will be used for mining and the mines are generally considered one in the same as the No. 1 Surface and Highwall Mine. The mine employs contour mining in addition to limited area mining. Highwall mining follows behind the contour mining. Stripping ratio averages approximately 20:1 BCY/ton, excluding highwall miner production. The highwall miner has the ability to penetrate approximately 800 feet into coal seams as thin as two feet in thickness. Highwall mining in an area is avoided if the holes cannot average more than 400 feet in penetration, as a result of boundary restrictions or seam thickness shortcomings.

This relatively new mine is a multiple seam operation involving the Chilton A down through the Powellton (11 seams). The operation employs a total of 35 people.

Planned Mines

Other planned mines that will start/re-start production in the future include:

•	Crucible Deep Mine (Lower Cedar Grove B and C Seams)

•	Michael Powellton Deep Mine (Powellton Seam)

•	Ram No. 3 Surface and Highwall Mine (multiple seams)

•	Bens Creek Deep Mine (Bens Creek Seam)

•	Glenalum Tunnel #1 Deep Mine (Glenalum Tunnel Seam)

•	Eight-Kay Deep Mine (No. 2 Gas Seam, currently inactive)

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Actual ROM and clean coal production, preparation plant yield and productivity achieved by the Elk Creek Complex continuous miner units for 2018 through September 2021 are shown in Table 13.3.1-1 as follows:

Table 13.2.1-1    Elk Creek Complex Historical ROM and Clean Production, Preparation Plant Yield, and Productivity

	2018			2019			2020			September 2021 YTD			Average
	Tons (000)		Yield	Tons (000)		Yield	Tons (000)		Yield	Tons (000)		Yield	Tons (000)		Yield
Mine	ROM	Clean	(%)	ROM	Clean	(%)	ROM	Clean	(%)	ROM	Clean	(%)	ROM	Clean	(%)
Rockhouse Eagle Deep Mine	1,480	539	36.43	1,597	488	30.58	1,433	489	34.10	1,433	563	39.30	1,486	520	34.99
No. 2 Gas Deep Mine	755	259	34.33	905	274	30.23	1,043	324	31.07	1,075	337	31.38	944	298	31.61
Stonecoal No. 2 Alma Deep Mine	1,376	603	43.84	1,270	554	43.60	1,033	375	36.30	1,162	388	33.43	1,210	480	39.67
Ram No. 1 & No. 2 Surface Mine	136	115	84.52	179	146	81.61	177	153	86.48	157	124	78.92	162	134	82.90
Ram No. 1 & No. 2 Highwall Miner	292	153	52.52	354	207	58.55	372	208	55.88	250	159	63.48	317	182	57.35
Elk Creek Total	4,038	1,669	41.34	4,305	1,669	38.77	4,057	1,548	38.16	4,076	1,571	38.54	4,119	1,614	39.19

Ramaco’s projected ROM and clean coal production, and preparation plant yield for the Ram Surface Mine and each of the underground mines for the Elk Creek Complex LOM Plan are shown in Table 13.2.1-2 as follows:

Table 13.2.1-2    Elk Creek Complex LOM Plan Projected ROM and Clean Production, and Preparation Plant Yield

	2021 (1)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
ROM Tons (000)
Rockhouse Eagle Deep Mine	327	866	691	769	703	572	609	542	660	508	-	-	-	-	-	-	-	-	-	-	6,248
No. 2 Gas Deep Mine	201	777	769	733	629	1,057	897	965	854	836	-	-	-	-	-	-	-	-	-	-	7,718
Stonecoal No. 2 Alma Deep Mine	562	1,821	2,024	2,441	1,967	3,365	1,833	1,039	1,188	-	-	-	-	-	-	-	-	-	-	-	16,240
Ram No. 1 Surface Mine	63	184	244	169	372	190	101	-	-	-	-	-	-	-	-	-	-	-	-	-	1,323
Ram No. 1 Highwall Miner	53	298	320	286	393	153	69	-	-	-	-	-	-	-	-	-	-	-	-	-	1,572
Ram No. 3 Surface Mine	-	-	235	343	379	451	295	188	-	-	-	-	-	-	-	-	-	-	-	-	1,890
Ram No. 3 Highwall Miner	-	-	31	611	528	347	659	635	-	-	-	-	-	-	-	-	-	-	-	-	2,810
Michael Powellton Deep Mine	-	133	48	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	180
Crucible Lower Cedar Grove Deep Mine	159	516	599	597	611	628	624	633	760	629	646	248	716	724	1,179	709	715	715	455	-	11,864
Bens Creek Deep Mine	-	-	-	-	-	175	120	328	365	396	408	290	263	318	367	347	702	499	499	507	5,583
Glenalum Tunnel #1 Deep Mine	-	-	-	-	-	-	542	1,343	1,237	1,189	1,196	1,198	1,268	1,235	1,407	1,407	1,407	1,407	1,407	1,322	17,568
Eight Kay Deep Mine	-	-	-	-	-	-	701	1,562	535	582	625	569	780	-	-	-	-	-	-	-	5,354
Total	1,365	4,594	4,961	5,950	5,583	6,938	6,449	7,235	5,600	4,139	2,875	2,306	3,027	2,277	2,953	2,464	2,824	2,622	2,362	1,830	78,351

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

	2021 (1)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total

Clean Tons (000)
Rockhouse Eagle Deep Mine	129	331	375	266	279	253	306	313	273	195	-	-	-	-	-	-	-	-	-	-	2,720
No. 2 Gas Deep Mine	63	295	313	324	280	298	278	257	268	264	-	-	-	-	-	-	-	-	-	-	2,640
Stonecoal No. 2 Alma Deep Mine	188	686	761	819	671	891	559	340	520	-	-	-	-	-	-	-	-	-	-	-	5,435
Ram No. 1 Surface Mine	50	152	203	140	309	158	84	-	-	-	-	-	-	-	-	-	-	-	-	-	1,094
Ram No. 1 Highwall Miner	34	171	184	164	226	88	39	-	-	-	-	-	-	-	-	-	-	-	-	-	906
Ram No. 3 Surface Mine	-	-	195	285	314	374	245	156	-	-	-	-	-	-	-	-	-	-	-	-	1,567
Ram No. 3 Highwall Miner	-	-	18	351	303	199	378	364	-	-	-	-	-	-	-	-	-	-	-	-	1,613
Michael Powellton Deep Mine	-	42	18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	60
Crucible Lower Cedar Grove Deep Mine	63	188	256	268	239	218	223	209	252	228	203	102	359	341	592	340	332	335	202	-	4,950
Bens Creek Deep Mine	-	-	-	-	-	42	42	107	96	116	138	110	108	154	154	154	154	154	154	157	1,840
Glenalum Tunnel #1 Deep Mine	-	-	-	-	-	-	141	353	361	345	330	334	340	335	342	342	342	342	342	321	4,570
Eight Kay Deep Mine	-	-	-	-	-	-	198	386	187	182	201	208	268	-	-	-	-	-	-	-	1,630
Total	526	1,865	2,323	2,617	2,621	2,520	2,492	2,485	1,958	1,329	873	753	1,075	830	1,088	836	828	831	698	478	29,025

Preparation Plant Yield (% )
Rockhouse Eagle Deep Mine	39.3	38.2	54.3	34.6	39.7	44.3	50.2	57.7	41.4	38.4	-	-	-	-	-	-	-	-	-	-	44.8
No. 2 Gas Deep Mine	31.4	38.0	40.7	44.2	44.5	28.2	31.0	26.7	31.4	31.6	-	-	-	-	-	-	-	-	-	-	35.3
Stonecoal No. 2 Alma Deep Mine	33.4	37.7	37.6	33.6	34.1	26.5	30.5	32.7	43.8	-	-	-	-	-	-	-	-	-	-	-	34.2
Ram No. 1 Surface Mine	78.9	82.9	82.9	82.9	82.9	82.9	82.9	-	-	-	-	-	-	-	-	-	-	-	-	-	82.7
Ram No. 1 Highwall Miner	63.5	57.4	57.4	57.4	57.4	57.4	57.4	-	-	-	-	-	-	-	-	-	-	-	-	-	57.6
Ram No. 3 Surface Mine	-	-	82.9	82.9	82.9	82.9	82.9	82.9	-	-	-	-	-	-	-	-	-	-	-	-	82.9
Ram No. 3 Highwall Miner	-	-	57.4	57.4	57.4	57.4	57.4	57.4		-	-	-	-	-	-	-	-	-	-	-	57.4
Michael Powellton Deep Mine	-	31.3	38.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	33.6
Crucible Lower Cedar Grove Deep Mine	39.7	36.5	42.8	44.9	39.1	34.7	35.8	33.0	33.1	36.2	31.4	40.9	50.1	47.0	50.2	47.9	46.5	46.9	44.5	-	42.7
Bens Creek Deep Mine	-	-	-	-	-	24.1	35.1	32.6	26.3	29.4	33.8	37.9	41.3	48.5	42.0	44.3	21.9	30.9	30.9	30.9	34.6
Glenalum Tunnel #1 Deep Mine	-	-	-	-	-	-	25.9	26.3	29.2	29.0	27.6	27.9	26.8	27.1	24.3	24.3	24.3	24.3	24.3	24.3	26.1
Eight Kay Deep Mine	-	-	-	-	-	-	28.2	24.7	34.9	31.2	32.2	36.5	34.4	-	-	-	-	-	-	-	31.1
Total	41.6	43.1	50.8	48.8	52.6	44.5	44.5	39.9	36.0	32.5	30.5	33.5	37.9	39.3	40.9	37.6	32.8	34.6	31.6	26.5	37.0

(1) Projected Fourth Quarter 2021

13.2.2	Expected Mine Life

Individual mines at the Elk Creek Complex have expected mine lives varying from two years and beyond, with 10 years as an approximate average. Because the mines are being staged in development, estimation of an expected life of mine for the complex is not appropriate, since there are fairly vast resources available to be mined as reported in Section 11.0. As the complex progresses, future mines will be planned and scheduled as necessary to meet internal Ramaco goals as they align with market conditions. For these reasons, WEIR considers that review of a 10-year time frame is appropriate for this report. WEIR and Ramaco both acknowledge that this reporting methodology may result in the need for future updates to this TRS.

13.2.3	Mine Design Dimensions

The projected mining through 2031 for the various mine plans are shown on Figures 13.5-1 through 13.5-8.

Mine design criteria utilized for these mine plans are as follows:

•	Gas Wells
State Permit required to mine within 500 feet of a well
MSHA Permit required to mine within 150 feet of a well

November 22, 2022	Page 68

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Active Well barrier - tangent of 15 degrees x depth of cover or 50 feet, whichever is greater
Inactive Well barrier - tangent of 5 degrees x depth of cover or 50 feet, whichever is greater
Plugged Wells - mine-through is allowed with acquisition of proper State and MSHA Permits

•	Pillar Size
ARPMS stability factor of 2.0 or greater for mining under protected areas, which is primarily intermittent streams with less than 200 feet of cover. This is true throughout the complex.
ARMPS stability factor of 1.5 or greater for all other room and pillar development.

•	Depth of Cover
Ramaco implements a 100 feet minimum depth of cover for all of their underground mines

•	Areas without Subsidence Rights
ARMPS stability factor of 2.0 or greater will be maintained during first mining.
Retreat mining will come no closer than a tangent of 30 degrees times depth of cover to the property boundary.

•	Coal Thickness
Mining is not planned in areas of coal seams less than 2.0 feet in thickness.
Continuous miner units are assumed to mine the entire seam thickness (averaging approximately 3.0 feet, and ranging from 2.0 to 10.0 feet).

13.2.4	Mining Dilution

OSD on continuous miner units for Ramaco’s Elk Creek Complex typically consists of a total of 2 to 3 inches of waste from the roof and/or floor. Some areas may require mining more OSD to accommodate mine facilities such as ventilation tubing or conveyors. OSD is not included in this report’s reserve or resource estimates since all ROM coal is processed at the preparation plant, which effectively eliminates OSD from the final saleable product.

November 22, 2022	Page 69

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

13.2.5	Mining Recovery

Mining recovery when utilizing continuous mining recovery is based on the pillar design, which is in turn based on depth of cover. Mining recovery varies based on whether the panel is a main or sub-main entries, or a production panel due to the longevity requirements for the mine entries. Mining recovery for first mining for mines at the complex varies from approximately 40 to 60 percent, based on pillar design. In the areas where retreat mining is conducted, an additional 30 percent mining recovery is attainable. The continuous miners have the cutting height capacity to recover the entire seam thickness in the planned mining areas.

For surface mining, a recovery of 90 percent was projected. The hole spacing for highwall mining results in a mining recovery of approximately 40 percent.

13.3	Development and Reclamation Requirements

13.3.1	Underground Development Requirements

The Elk Creek Complex currently has three active underground mines and an active surface mine. As the underground mines progress, and as with similar mining operations, continuous development is required for extensions of belt conveyors, mine power, pipelines, track, and ventilation facilities.

The Stonecoal and Crucible mines will require construction of in mine slopes to access overlying mineable seams.

Future ventilation punchouts, or bleeder holes, are anticipated for areas where retreat mining is executed, applicable for most deep mines within the complex. Each bleeder hole installation will be completed just prior to starting panel development.

Minor development such as drilling holes for rock dust and electrical distribution from the surface may be required at some of the mines, where existing underground mine development is extensive.

13.3.2	Reclamation (Backfilling) Requirements

The construction of underground mines requires the removal of material to create an adequate working surface for the underground mine face-up, haul roads, mine surface facilities, and access roads. Upon mine closure, selected areas will be reclaimed to near Approximate Original Contour (AOC). Other areas will be left in-place as per the approved alternate post-mining land use requirements. Regrading and backfilling activities will commence within 180 days after the mining operations are complete.

November 22, 2022	Page 70

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

As part of its surface mine plans, the contour mining method which will require backfilling as mining progresses. Some of these areas involve facing up Abandoned Mine Lands (AML or, pre-1977 Surface Mine Reclamation Act law). Material from the current contour cuts will be used to re-slope previously contour-mined areas to AOC. To the extent possible, Ramaco avoids the use of valley fills during surface mining operations in preference to backfilling of previously contour mined working areas.

WEIR has reviewed Ramaco’s 6/28/21 Asset Retirement Obligations (ARO) summary and backfilling obligations appear to be properly accounted for at its mines. Based on Ramaco’s permit filings with the WVDEP, bonding requirements are also current and at satisfactory levels at the Elk Creek Complex (see Section 17.3 and 17.5 for additional details on bonding and mine closure planning).

13.4	Mining Equipment and Personnel

13.4.1	Mining Equipment

The Elk Creek Complex is currently utilizing the following industry standard mining equipment on the continuous miner sections, as shown in Table 13.4-1.

Table 13.4.1-1    Standard/Typical Continuous Miner Section Equipment

Units		Continuous Miner Supersection Equipment
2	-	Joy 1415 Continuous Miners
3	-	Narco 10SC32 Shuttle Cars
2	-	Fletcher CHDDR15 Roof Bolters
2	-	Fairchild 35C Battery Scoops
1	-	Feeder Breaker
2	-	Mantrips

Table 13.4.1-2 shows the total underground equipment fleet expected at the Elk Creek Complex over the next 10 years. Mines that commence later in the schedule (i.e., the Glenalum Tunnel and Michael Powellton Deep Mines) will utilize equipment currently being used at other mines at the Elk Creek Complex.

November 22, 2022	Page 71

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Table 13.4.1-2    Elk Creek Complex Primary Underground Equipment Fleet

		Continuous	Shuttle	Roof	Battery	Feeder		Service
Mine	Supersections	Miners	Cars	Bolters	Scoops	Breakers	Mantrips	Locomotive
Rockhouse Eagle Deep	1	2	4	3	4	1	2	2
No. 2 Gas Deep	1	2	4	5	4	2	4	1
Stonecoal No. 2 Alma Deep	2	4	8	3	5	2	2	2
Total	4	8	16	11	13	5	8	5

Current equipment at the Ram No. 1 and No. 2 Surface and Highwall Mine is shown in Table 13.4.1-3. The Ram No. 3 Surface and Highwall Mine is expected to commence production in 2023 and will require an additional fleet of mining equipment, since both mines will be operating concurrently.

There will be one highwall miner at the Ram No. 1 and No. 2 Highwall Mine. An additional highwall miner will be operated at the Ram No. 3 Highwall Mine. The equipment for the highwall mining operations will be owned, operated, and maintained by Ramaco.

Table 13.4.1-3    Surface Mining Equipment

Units		Surface Mining Equipment
1	-	Caterpillar 992G Front End Loader (15 Cu. Yard)
1	-	Caterpillar 988H Front End Loader (10 Cu. Yard)
1	-	Caterpillar 980H Front End Lader (8 Cu. Yard)
1	-	John Deere 724K Front End Loader (4.5 Cu. Yard)
3	-	Caterpillar 777 Overburden End Dump Haul Trucks (100 - Ton)
1	-	Caterpillar D10T Track Dozer
1	-	Caterpillar D9T Track Dozer
1	-	Superior Highwall Miner #55
1	-	Caterpillar 16H Road Grader
1	-	Atlas-Copco DM 50 Overburden Drill
1	-	Caterpillar 773B 20,000 Gallon Water Truck
1	-	Komatsu PC360LC Excavator (Utility 2.5 Cu. Yards)
1	-	John Deere 250G Excavator (Utilitiy 1.5 Cu. Yard)
4	-	Service Trucks (International 4300-4400 series)
5	-	Ford F250 Pickup Trucks

No changes are planned in the type of mining equipment used during the Elk Creek Complex LOM Plan. Based on WEIR’s experience in the industry and on Ramaco’s historical performance, WEIR believes that Ramaco can meet planned production requirements with the mining equipment described in this section using prudent operating methods and operating schedules.

November 22, 2022	Page 72

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

13.4.2	Staffing

The current Elk Creek Complex staffing is summarized in Table 13.4.2-1 as follows:

Table 13.4.2-1    Current Staffing

	Salary	Hourly	Total
Rockhouse Eagle Deep Mine	8	44	52
No. 2 Gas Deep Mine	8	42	50
Stonecoal No. 2 Alma Deep Mine	19	60	79
Ram No. 1 & No. 2 Surface Mine	4	19	23
Ram No. 1 & No. 2 Highwall Mine	-	11	11
Environmental Crew	4	6	10
Preparation Plant	11	72	83
Administration	6	-	6
	60	254	314

Note: Staffing as of September 2021

Each operating mine at the Elk Creek Complex is scheduled to produce coal on two production shifts each day, the A Shift and the B Shift. Underground mine crews on the night idle shift provide support services including production unit moves, off-shift maintenance and other support functions as required. In addition, general underground support crews work each shift performing routine supply, belt maintenance and outby support functions. Hourly personnel are not affiliated by any union, with no anticipated changes to this in the near term.

The preparation plant is staffed with three crews to process ROM coal 24 hours per day and seven days per week. Each crew works three, 12-hour shifts and is off for four days, then works four days and is off for three days (3-on, 4-off, 4-on, 3-off).

The actual and projected staffing for the LOM Plan is shown in Table 13.4.2-2 as follows:

Table 13.4.2-2    LOM Plan Staffing

Total
Current(1)	314
2022	395
2023	435
2024	435
2025 - 2040	436

(1) As of September 31, 2021.

November 22, 2022	Page 73

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The staffing increase from current levels is due to startup of the Crucible Deep Mine in 2022 and the Ram No. 3 Surface and Highwall Mine in 2023. After 2023, staffing levels are expected to be relatively constant.

Most of Ramaco’s employees live nearby in Logan, Wyoming, and Mingo Counties. Ramaco has had no major issues hiring qualified candidates for open positions and relies considerably on employee referrals.

Based on industry experience and Ramaco’s historical performance, WEIR believes that the staffing levels are adequate to meet Ramaco’s planned production.

Mine Safety

An industry standard for safety performance is the Non-Fatal Days Lost (NFDL) Incidence Rate, which is determined by the number of lost time injuries multiplied by 200,000 divided by the manhours worked.

The Elk Creek Complex mines (excluding the preparation plant) manhours worked, NFDL injuries, and NFDL Incidence Rate reported to the MSHA for 2018 through the third quarter 2021, compared to the national average NFDL Incidence Rate for United States surface and underground coal mines are shown in Table 13.4.2-3 for each of the active mines.

Table 13.4.2-3     Elk Creek Complex Manhours Worked, NFDL Injuries and NFDL Incidence Rate

				NFDL
		NFDL Injuries		Incidence Rate
	Manhours			Mine	National
	Worked	Employee	Contractor	Total	Average

	Ram No. 1 Surface Mine
2021 (1)	61,487	-	-	-	0.67
2020	67,343	1	1	2.97	0.77
2019	70,018	-	-	-	0.78
2018	66,240	1	-	3.02	0.77

	Ram No. 1 Highwall Mine
2021 (1)	24,325	-	-	-	0.67
2020	29,506	-	-	-	0.77
2019	31,719	-	-	-	0.78
2018	26,278	-	-	-	0.77

	Stonecoal No. 2 Deep Mine
2021 (1)	174,248	2	-	2.30	3.76
2020	165,552	3	-	3.62	3.18
2019	154,616	1	-	1.29	3.08
2018	154,532	4	-	5.18	3.20

November 22, 2022	Page 74

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

				NFDL
		NFDL Injuries		Incidence Rate
	Manhours			Mine	National
	Worked	Employee	Contractor	Total	Average

	Rockhouse Eagle Deep Mine
2021 (1)	113,906	4	-	7.02	3.76
2020	132,839	1	-	1.51	3.18
2019	129,628	2	-	3.09	3.08
2018	121,224	6	-	9.90	3.20

	No. 2 Gas Deep Mine
2021 (1)	99,153	3	-	6.05	3.76
2020	114,430	3	-	5.24	3.18
2019	134,367	-	-	-	3.08
2018	76,935	2	-	5.20	3.20

(1) Through Third Quarter 2021

The Elk Creek Complex NFDL Incidence Rate was generally higher than the national average from 2018 through 2021. Given Ramaco’s low staffing levels, minimal injury counts result in high NFDL Incidence Rates, as compared to the national average.

The Elk Creek Preparation Plant manhours worked, NFDL injuries, and NFDL Incidence Rate reported to the MSHA for 2018 through Second Quarter 2021, compared to the national average NFDL Incidence Rate for United States preparation plants are shown in Table 13.4-6 as follows:

Table 13.4.2-4     Plant Manhours Worked, NFDL Injuries and NFDL Incidence Rate

				NFDL
				Incidence Rate
	Manhours	NFDL Injuries		Elk Creek	National
	Worked	Elk Creek	Contractor	Prep Plant	Average
2021 (1)	152,061	1	-	1.32	1.14
2020	187,622	2	-	2.13	1.18
2019	167,213	1	1	1.20	1.67
2018	112,029	1	1	1.79	1.43

(1) Through Third Quarter 2021

The Elk Creek Preparation Plant historical NFDL Incidence Rates are similar to the national average.

November 22, 2022	Page 75

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

13.5	Life of Mine Plan Map

The projected mining for the Elk Creek Complex LOM Plans are shown on Figures 13.5-1 through 13.5-9.

Figure 13.5-1    Life of Mine Plan, No. 2 Gas and Eight-Kay Deep Mine

Elk Creek Complex Boundary
No. 2 Gas Deep Mine LOM Plan
Eight-Kay Deep Mine LOM Plan
Portal
Portal
Elk Creek Preparation Plant
CSXT
CSXT
CSXT
NS
Buffalo Mountain
Campus
Wyoming County
Logan County
Logan County
Mingo County
Mingo County
Wyoming County
Long Branch
Christian
Mallory
Campus Addition
LEGEND
No. 2 Gas Seam Outcrop
No. 2 Gas Seam Old Works
0 0.5 1 2 3 Miles
Figure 13.5-1
Elk Creek Complex
Logan, Wyoming, and Mingo
Counties, West Virginia
No. 2 Gas and Eight-Kay Deep Mines
LOM Plans in the No. 2 Gas Seam
Prepared For
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WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

November 22, 2022	Page 76

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-2    Life of Mine Plan, Ram No. 1 and No. 3 Surface and Highwall Mines

CSXT
Amherstdale
CSXT
Kistler
Buffalo Mountain
Elk Creek Complex Boundary
Mallory
Combs Addition
Ram No. 1 Surface and Highwall Mine LOM Plan
Huff Mountain
Campus
Wyoming County
Logan County
CSXT
Ram No. 3 Surface and Highwall Mine LOM Plan
Christian
Elk Creek Preparation Plant
Logan County
Mingo County
CSXT
Mingo County
Wyoming County
NS
Long Branch
0 0.5 1 2 3
Miles
Weir International, Inc.
Mining, Geology and Energy Consultants

Prepared For
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November 22, 2022	Page 77

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-3    Life of Mine Plan, Rockhouse Eagle Deep Mine

Elk Creek Complex Boundary
Rockhouse Eagle Deep Mine LOM Plan
Portal
Elk Creek Preparation Plant
CSXT
NS
Wyoming County
Logan County
Mingo County
Buffalo Mountain
Campus
Campus Addition
Mallory
Christian
Long Branch
LEGEND
Eagle Seam Outcrop
Eagle Seam Pinch Out
Eagle Seam Old Works
0 0.5 1 2 3
Miles
Figure 13.5-3
Elk Creek Complex
Logan, Wyoming, and Mingo
Counties, West Virginia
Rockhouse Eagle Deep Mine LOM
Plan in the Eagle and No. 2 Gas Seams
Prepared For
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WEIR
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Mining, Geology and Energy Consultants

November 22, 2022	Page 78

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-4    Life of Mine Plan, Glenalum Tunnel #1 Deep Mine

Elk Creek Complex Boundary
Glenalum Tunnel #1 Deep Mine LOM Plan
Elk Creek Preparation Plant
Portal
CSXT
CSXT
CSXT
NS
Buffalo Mountain
Combs Addition
Huff Mountain
Mallory
Christian
Campus
Long Branch
Wyoming County
Logan County
Logan County
Mingo County
Mingo County
Wyoming County
N
LEGEND
Glenalum Tunnel Seam Outcrop
Glenalum Tunnel Seam Pinch Out
0 0.5 1 2 3
Miles
Prepared For
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WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
February 2022

Glenalum Tunnel #1 Deep Mine in the Glenalum Tunnel Seam LOM Plan

November 22, 2022	Page 79

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-5    Life of Mine Plan, Bens Creek Deep Mine

Elk Creek Complex Boundary
Bens Creek Deep Mine LOM Plan
Elk Creek Preparation Plant
Portal
CSXT
NS
Buffalo Mountain
Huff Mountain
Combs Addition
Wyoming County
Logan County
Mingo County
Long Branch
LEGEND
Bens Creek No. 1 Seam Outcrop
Bens Creek No. 1 Seam Pinch Out
Bens Creek No. 1 Seam Old Works
0 0.5 1 2 3
Miles
Figure 13.5-5
Elk Creek Complex
Logan, Wyoming, and Mingo Counties, West Virginia
Bens Creek Deep Mine in the Bens Creek Seam LOM Plan
Prepared For Ramaco Resources, Inc.
WEIR
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February 2022

November 22, 2022	Page 80

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-6    Life of Mine Plan, Michael Powellton Deep Mine

CSXT
Ambrosdale
Kistler
Buffalo Mountain
Elk Creek Complex Boundary
Mallory
Combs Addition
Campus
Wyoming County
Logan County
Michael Powellton Deep Mine LOM Plan
Portal
Christian
Elk Creek Preparation Plant
Emmett
Logan County
Mingo County
Mingo County
Wyoming County
NS
Long Branch
LEGEND
Upper Powellton Seam Outcrop
Upper Powellton Seam Pinch Out
Upper Powellton Seam Old Works
0 0.5 1 2 3
Miles
Figure 13.5-6
Elk Creek Complex
Logan, Wyoming, and Mingo Counties, West Virginia
Michael Powellton Deep Mine LOM Plan
Prepared For
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WEIR
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Mining, Geology and Energy Consultants

November 22, 2022	Page 81

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-7    Life of Mine Plan, Crucible and Stonecoal No. 2 Deep Mines

CSXT
Amherstdale
Kistler
Buffalo Mountain
Elk Creek Complex Boundary
Stonecoal No. 2 Lower Cedar Grove B Deep Mine LOM Plan
Mallory
Combs Addition
Campus
Slope from Alma Seam
Portal
Wyoming County
Logan County
Crucible Lower Cedar Grove B Deep Mine LOM Plan
Elk Creek Preparation Plant
Christian
Emmett
Logan County
Mingo County
Mingo County
Wyoming County
NS
Long Branch
Figure 13.5-7
Elk Creek Complex
Logan, Wyoming, and Mingo Counties, West Virginia
Crucible Deep Mine and Stonecoal No. 2 Deep Mine LOM Plans in the Lower Cedar Grove B Seam
Prepared For
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WEIR
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Mining, Geology and Energy Consultants
February 2022
LEGEND
Lower Cedar Grove B Seam Outcrop
Lower Cedar Grove B Seam Pinch Out
Lower Cedar Grove B Seam Old Works
0
0.5
1
2
Miles

November 22, 2022	Page 82

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-8    Life of Mine Plan, Crucible Lower Cedar Grove Deep Mine

Elk Creek Complex Boundary
Crucible Lower Cedar Grove C Deep Mine LOM Plan
Elk Creek Preparation Plant
Portal
CSXT
NS
Buffalo Mountain
Combs Addition
Campus
Wyoming County
Logan County
Mingo County
Long Branch
LEGEND
Lower Cedar Grove C Seam Outcrop
Lower Cedar Grove C Seam Pinch Out
Lower Cedar Grove C Seam Old Works
0 0.5 1 2
Miles
Figure 13.5-8
Elk Creek Complex
Logan, Wyoming, and Mingo Counties, West Virginia
Crucible Lower Cedar Grove C Deep Mine LOM Plan
Prepared For
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WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
February 2022

November 22, 2022	Page 83

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 13.5-9    Life of Mine Plan, Stonecoal No. 2 Alma Deep Mine

N
CSXT
Ambersdale
Kistler
Buffalo Mountain
2397 ft
Elk Creek Complex Boundary
Mallory
Combs Addition
Huff
Campus
Wyoming County
Logan County
Portal
Stonecoal No. 2 Alma Deep Mine LOM Plan
Elk Creek Preparation Plant
Christian
Emmett
2709 ft
Logan County
Mingo County
Mingo County
Wyoming County
NS
Long Branch
LEGEND
Upper Alma Seam Outcrop
Upper Alma Seam Pinch Out
Upper Alma Seam Old Works
0
0.75
1.5
3
Miles
Figure 13.5-9
Elk Creek Complex
Logan, Wyoming, and Mingo Counties, West Virginia
Stonecoal No. 2 Alma Deep Mine in the Upper Alma Seam LOM Plan
Prepared For
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WEIR
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Mining, Geology and Energy Consultants

November 22, 2022	Page 84

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

14.0	Processing and Recovery Methods

14.1	Plant Process and Flowsheet

The Elk Creek processing circuits include a heavy media cyclone, classifying cyclones, spirals, and conventional self-aspirating flotation cells. A simplified flowsheet for the Elk Creek Preparation Plant is shown on Figure 14.1-1.

Figure 14.1-1          Simplified Preparation Plant Flowsheet

Legend
Raw Coal
Clean Coal
Refuse
Effluent
Silos, 2,400 Ton Capacity
MMD Raw Coal Sizer
Elk Creek Truck Dump
(2) 8' x 20' Raw Coal Deslime Screens
(1) Krebs Heavy Media Cyclone
(2) 8' x 20' Clean Coal D&R Screens
(1) 8' x 20' Refuse Double Deck D&R Screen
(3) 36" x 117" Magnetic Separators
(1) Bank of 5 Raw Coal Classifying Cyclones
(2) Ludowici Model 1400 Centrifuges
(1) Bank of 12 Triple Start Spirals
(2) 5-Deck Stack Sizers
(4) 1000 cu ft. Flotation Cells
(2) 6' x 12' High Frequency Refuse Screens
(2) 44 x 132 Screen Bowl Centrifuges
120' Static Thickener
Refuse Conveyor
Clean Coal Conveyor
To Slurry Impoundment
To Refuse Pile
To Clean Coal Stockpile

Figure 14.1-1

Elk Creek Preparation Plant
Simplified Preparation Plant Flowsheet

Prepared For
Ramaco Resources, Inc.

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

Job 6303 February 2022

November 22, 2022	Page 85

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

14.2	Plant Processing Design, Equipment Characteristics and Specifications

The Elk Creek Preparation Plant, built in 2017 by Raw Resources Group located in Princeton, West Virginia, is a well designed and constructed preparation plant. The preparation plant has a design capacity of 700 ROM tons per hour. Based on the Elk Creek Complex LOM Plan average projected preparation plant yield of 37.0 percent, a 24/7 processing schedule, and 95 percent plant mechanical availability, the plant has a capacity of approximately 2.5 million clean tons per year with its existing circuitry.

ROM coal from the mines on the complex is hauled by over the highway end-dump trucks to the Elk Creek Preparation Plant and dumped into a drive-over-hopper. The ROM coal enters a 2 inch sizer and conveyed to one of two ROM coal silos. From the ROM silos, a 42 inch silo collecting conveyor feeds the 36-inch plant feed conveyor.

The plant feed ROM coal material is screened at +2 inch, 2 inch x 1 mm and 1 mm x 0. The 2 inch x 1 mm ROM coal is washed in a heavy media cyclone. The 1mm x 100M material is washed by way of Humphry triple-start spirals. The ultrafine 100 mesh x 325 mesh material is cleaned by way of one bank of 4-1000 cubic feet conventional self-aspirating flotation cells.

Course reject material is conveyed and stored in a 300-ton bin prior to being trucked to the disposal sets. Fine reject material from the thickener underflow was previously pumped to the impoundment for disposal. However, in 2020, plate presses were added allowing for the dewatering of this material. The existing impoundment has been converted principally into a combined refuse facility, having approximately 20 years of disposal life.

The preparation plant operates two, 12-hour shifts per day, seven days per week, and averaged 14,802 ROM and 5,844 clean tons per day through September 2021 year to date. The Elk Creek Preparation Plant averaged 95.2 percent mechanical availability in 2021.

November 22, 2022	Page 86

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The preparation plant and coal handling facilities consist of the following equipment shown in Table 14.2-1:

Table 14.2-1          Major Preparation Plant and Material Handling Equipment

ROM Coal Handling System
1 - Truck Scale
1 - Truck Dump, Drive Over
1 - Single Stage ROM Coal Sampler
2 - Silos, 2,400 Ton Total Capacity
3 - ROM Coal Reclaim Feeders
1 - Reclaim Conveyor, 42-Inch x 212-Feet
1 - ROM Coal Double Deck Scalping Screen, 8-Feet x 20-Feet
1 - MMD 500 Sizer
2 - Belt Scales
1 - Plant Feed Conveyor, 36-Inch x 373-Feet

Preparation Plant - 700 ROM TPH
1 - Tramp Iron Magnet
2 - ROM Coal Single Deck Deslime Screens, 8-Feet x 20-Feet
1 - Heavy Media Cyclone, 40-Inch Diameter
2 - Clean Coal Single Deck Screens, 8-Feet x 20-Feet
2 - Centrifuges, 300 Tons Per Hour
1 - Refuse Double Deck Drain and Rinse Screen, 8-Feet x 20-Feet
5 - Water Only Cyclones, 15-Inch Diameter
1 - Bank of 12 Triple Start Spirals
2 - High Frequency Refuse Dewatering Screens, 6-Feet x 12-Feet
2 - Five Deck Stack Sizers
4 - Flotation Cells, 1,000 Cubic Feet
2 - Screen Bowl Centrifuges, 44-Inch x 132-Inch
1 - Thickener, 120-Feet Diameter

Clean Coal Handling System
1 - Clean Coal Conveyor, 36-Inch x 355-Feet
2 - Two Stage Clean Coal Samplers
2 - Stacking Tubes, 80-Feet
1 - Transfer Conveyor, 36-Inch x 160-Feet
1 - Reclaim Tunnel
8 - Reclaim Feeders
1 - Loadout Conveyor, 60-Inch x 1,000-Feet
2 - Belt Scales
1 - 300-Ton Surge Bin
1 - 150-Ton Batch Weigh Railroad Car Loadout

Refuse Handling System
4 - Refuse Conveyors, 36-Inch x 2,823-Feet (Total)
1 - Belt Scale
1 - Refuse Bin, 300-Ton

Total stockpile capacity at the Elk Creek Preparation Plant is approximately 2,400 tons of ROM coal, in two silos, and 50,000 tons of clean coal in ground storage. There is limited ground storage for ROM coal at the truck dump and each of the mine sites as well as some permitted, satellite ROM coal stockpile areas. The rail loadout facility has a capacity of 4,000 tons per hour and it can load 150-car unit trains. The load-out facility is served by the CSX Railroad.

November 22, 2022	Page 87

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

14.3	Energy, Water, Process Materials, and Personnel Requirements

The preparation plant consumes approximately 4.0 million kilowatt-hours of electricity/month. Requirements for make-up water is minimal as all water is recirculated and re-used. The make-up water, when needed, can be obtained from either Elk Creek, available deep wells, or from abandoned underground mine pools.

Magnetite consumption is approximately 0.55 pounds per ROM ton processed. The preparation plant chemicals utilized cost approximately $0.51 per ROM ton processed (excluding magnetite).

Personnel requirements to operate the processing shifts at the preparation plant are three salary and 22 hourly employees per shift, including the environmental crew. In addition, there are two salary and six hourly personnel that perform administrative and maintenance duties associated with the preparation plant.

November 22, 2022	Page 88

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

15.0	Infrastructure

15.1	Roads

The Elk Creek Complex can be accessed by state roads SR 10 and SR 80, and US Route 52. Multiple state, county and local roadways traverse the area, providing broad access to the central portion of the property, however, roads to the higher elevation ridges are limited.

15.2	Rail

The CSX Railroad runs north/south along SR 80 and the Guyandotte River, with a spur line to the Elk Creek rail load-out facility. The NS Railroad has a rail spur that accesses the east side of the property.

15.3	Power

Electrical power on the Elk Creek Complex mines is provided by AEP through 46 kV transmission lines, which is stepped down to 34.5 kV for transmission on the Elk Creek Property. One main substation is located near the preparation plant with two circuits; one circuit for the preparation plant and one circuit for the mines The average industrial price for electrical power is 6.4 cents per KWH.

15.4	Water

Water for the mining operations is provided from Elk Creek, various deep well sites, from settling ponds located on the surface, and from abandoned underground mine pools. Clarified water from the settling ponds is used for dust sprays on the mining equipment. Potable water service is provided to the Elk Creek Preparation Plant and mine offices via the city of Logan.

15.5	Pipelines

There are numerous gas collection lines that service gas wells within the Elk Creek Complex, with any construction and earth moving activities in proximity to these lines requiring coordination with the gas line owner.

November 22, 2022	Page 89

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

15.6	Port Facilities, Dams, and Refuse Disposal

Port Facilities

Coal from the Elk Creek Complex is railed, via the CSX, primarily to Dominion Terminal Associates LLP (DTA), located at the Port of Hampton Roads in Newport News, Virginia. Elk Creek Complex saleable coal has also been railed to the Pier IX terminal, operated by Kinder Morgan Energy Partners, also located at the Port of Hampton Roads.

Dams and Refuse Disposal

Coal refuse from the Elk Creek Preparation Plant is currently disposed at the Oldhouse Branch Refuse Disposal Area which is a permitted impoundment. There are no other dams or impoundments on the Elk Creek Complex. Refer to Section 17.2 for details on coal refuse disposal for the complex.

November 22, 2022	Page 90

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

15.7	Map of Infrastructure

Mine facilities are generally kept to a minimum. At the mine portal locations, there is typically a small bath house and office with a parking lot, and a parts trailer. There are no significant facilities at the Ram No. 1 Surface and Highwall Mine. The Elk Creek Complex infrastructure is summarized below on Figure 15.7-1.

Figure 15.7-1          Mine Infrastructure

Elk Creek Complex
Stonecoal No. 2 Alma
Deep Mine Portal
Ram No. 1 Surface
and Highwall Mine
Refuse Disposal Area
Surface Lease
Environmental and
Construction Office
No. 2 Gas
Deep Mine Portal
Permitted Haulroad
Elk Creek Preparation Plant
and Mine Office
Rockhouse Eagle
Deep Mine Portal
Logan County
Wyoming
County
Mingo County
Buffalo
Mountain
Cyclone
Combs
Addition
Christian
Long Branch
Clear Fork
Gilbert
Lincoln
CSXT
NS
N
0
0.5
1
2
3
Miles
Figure 15.7-1
Elk Creek Complex
Logan, Wyoming, and Mingo
Counties, West Virginia
Infrastructure Map
Prepared For
Ramaco Resources, Inc.
WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

November 22, 2022	Page 91

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

16.0	Market Studies

16.1	Markets

The Elk Creek Complex can produce high volatile A and high volatile B saleable coal products. The high volatile A and B products represent approximately 95 percent of the complex’s projected annual sales, with the remainder of coal sales consisting of specialty coal products and a thermal coal product.

The market for metallurgical coal from the Elk Creek Complex consists of both domestic metallurgical coal consumers and exports into the global seaborne metallurgical coal market. The US Energy Information Administration (EIA) compiles average historical price data for metallurgical coal delivered to domestic coke plants and metallurgical coal delivered to tidewater terminals for export. Note that the EIA data includes all classifications of metallurgical coal (high, mid and low volatile) as well as both spot and contract sales prices. Historical prices for metallurgical coal, as reported by the EIA, are shown on Figure 16.1-1 as follows:

Figure 16.1-1          Metallurgical Coal Sales Prices

Source: EIA Quarterly Coal Report

November 22, 2022	Page 92

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Between 2016 and Third Quarter 2021, export prices (FOB port) and domestic coke plant prices (delivered cost) have averaged $121.81 and 124.33 per ton, respectively.

A thermal coal product is sold from the Elk Creek Complex which is produced from oxidized coal recovered from Ramaco’s surface mining operations. Most of this oxidized coal is sold raw while on occasion it is processed at the Elk Creek Preparation Plant. This coal is sold on spot markets (no contracts), based on product availability.

16.2	Material Contracts

On October 28, 2021, Ramaco announced completion of 2022 sales negotiations with its North American steel customers. Ramaco (across all of its operations) is contracted to sell 1.67 million tons of both low volatile and high volatile metallurgical coal at an overall average price of roughly $196 per ton FOB mine.

Contracted domestic metallurgical coal sales from the Elk Creek Complex represent approximately 68 percent of Ramaco’s 2022 projected coal sales tonnage, with metallurgical coal exports representing 27.5 percent and thermal and specialty coals representing 2.5 and 2.0 percent, respectively, of Ramaco’s 2022 projected coal sales.

Ramaco has a contract with CSX for rail transportation of its saleable coal, which is renewed annually. For coal exports, CSX transports coal from the Elk Creek Preparation Plant to Dominion Terminal Associates LLP, located at the Port of Hampton Roads in Newport News, Virginia.

16.3	Price Forecast

For purposes of this report, WEIR utilized price forecasts which Ramaco prepared for its Elk Creek Complex coal sales. Ramaco based its Elk Creek Complex FOB mine pricing on available FOB Port index forward pricing and Ramaco’s estimated adjustments for Elk Creek coal quality, freight expense, and loading expense. Ramaco’s price forecasts and adjustments reflect its experience in selling and transporting Elk Creek Complex saleable coal since 2016.

November 22, 2022	Page 93

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Ramaco’s historical (2018 through 2021) and forecast (2022 through 2040) FOB mine coal sales price for the Elk Creek Complex is shown on Figure 16.1-2.

Figure 16.1-2          Historical and Forecast Coal Sales Price

Ramaco’s forecasted Elk Creek Complex FOB mine coal sales price is $172.85 per ton in 2022, $127.37 in 2023, $127.67 in 2024 and ranges from $127.44 to $128.10 from 2025 through 2040.

November 22, 2022	Page 94

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

17.0	Environmental Studies, Permitting, and Local Individuals or Groups Agreements

17.1	Environmental Studies

As part of the permitting process required by the WVDEP, numerous baseline studies or impact assessments were undertaken by Ramaco. These baseline studies or impact assessments included in the permit are summarized as follows, with pertinent text from the permit replicated below:

•	Groundwater Inventory and Baseline Quality

•	Surface Water Baseline Quality and Quantity

•	Surface Water Runoff Analysis

•	Probable Hydrologic Consequences

Groundwater Inventory and Baseline Quality

Ramaco conducted surveys to inventory water use and to determine the extent and purpose of ground water usage in the areas that could be affected by existing and planned mines within ½ mile of proposed mining limits for each permitted mine site. Field teams made door-to-door visits to these potentially affected residents to gather information by way of completing questionnaire forms regarding water supply source(s), extent of reliance, purpose of reliance (domestic, agricultural, etc.), depth of well(s), character of springs, and other data. The teams measured water level depths in wells where possible and agreeable by owners and obtained surveyed locations accordingly. The detailed results of the surveys are included in each site’s WVDEP permit application.

Surface Water Baseline Quality, Quantity, and Runoff Analysis

Baseline surface water monitoring for flow and quality parameters was conducted at strategic, WVDEP-approved locations over a period of six months for each of the permit areas. During mining and through the final release of the permit, the stations selected for each site are monitored in accordance with the approved surface water monitoring plans submitted in the site’s permits. Data collected during this period will be compared with the pre-mining baseline data to determine if and how the proposed operation is affecting the surface water systems. If necessary, remedial measures can be taken to assure the protection of the surface water systems.

November 22, 2022	Page 95

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Based on samples from adjacent mining and the baseline surface water sampling there should be no acid or toxic mine drainage. However, all coal wastes will be treated as potentially toxic material and handled accordingly using encapsulation cells that are discussed below.

Surface water runoff analyses were performed over the watershed(s) associated with each permit site to evaluate the potential impact of proposed operations on flooding and streamflow alteration. Peak discharges were calculated for the “pre-mining”, “during-mining”, and post-mining” conditions and were compared. These evaluations were performed using SEDCAD 4 software, developed by the University of Kentucky. These analyses and results are included in the individual sites’ permits and show that there will be no increase in peak discharge during mining or post mining for any of the permit areas. It should be noted that in order to attain these acceptable results, the construction of some additional sediment control structures was required at the Ram No.1 Surface and Highwall Mine. Original laboratory data sheets for surface and ground water baseline monitoring are included in the permit.

Probable Hydrologic Consequences

PHCs were evaluated for each permit application. Planned subsidence will occur where retreat mining has been executed as approved. It is expected that direct fracturing of overburden will occur with consequently increased porosity (increased storage capacity) and lateral permeability in response to mining. The little water that is present in that strata will be drained into the underground mines, but the overlying intervals contains no significant aquifers other than, perhaps, the coal seams. Highwall mining will be conducted in such a manner that subsidence will not occur and as thus, should be of no consequence to PHC.

In summary, all of the Ramaco existing and proposed mines are well above any significantly producing aquifers. The PHC studies and results are included in each individual sites’ permit application. The PHC studies showed no significant ground or surface water resource is likely to be contaminated, diminished, or interrupted, providing that the approved drainage control and revegetation plans are adhered to throughout existing and planned mining activities.

17.2	Refuse Disposal and Water Management

Refuse Disposal

The Elk Creek Complex Facility (MSHA ID No. 46-02444) is a coal refuse disposal facility that is fully permitted and active. This facility is known as the Oldhouse Branch Refuse Disposal Area. There are also two additional proposed refuse disposal fill areas (Christian Branch Refuse Disposal Area and Bear Brach Refuse Disposal Area) which also include multiple access roads and haul roads. These two proposed refuse fill areas are currently partially permitted.

November 22, 2022	Page 96

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The Oldhouse Branch Refuse Disposal Area was initiated in the early 1990s by Island Creek. The proposed Christian Branch Refuse Disposal Area is located to the west of Oldhouse Branch. The proposed Bear Branch Refuse Disposal Area is located to the east of Oldhouse Branch. Both of these new areas will be constructed in a stair-step fashion using course refuse as buttress material for constructing lifts for the refuse impoundments, similar to the current Oldhouse Branch methodology.

Designed subdrains effectively consolidate the fine refuse impoundment layers by draining excess moisture. As with other permit sites on the complex, any site outflow from the refuse disposal area is required to meet WVDEP standards and such outflow will be monitored similarly to the other sites as described in Section 17.2.

A PHC investigation completed in 2020 concluded that the refuse disposal facilities’ operation should not result in water supply contamination or impact availability for any underground or surface water source currently being used for domestic, agricultural, industrial, or any other legitimate purpose situated adjacent to the proposed operation. Ramaco obtained a waiver for ground water monitoring for the facility on the same basis outlined in permits for its mine sites. Surface water monitoring is performed in a similar manner to those outlined for the mine sites. A set of piezometers are currently used to closely monitor the phreatic water table adjacent to the Oldhouse Branch refuse disposal structure.

These refuse disposal structures will not be constructed in such a size or manner that will be subjected to the West Virginia Dam Control Act and/or MSHA regulations. Stability analyses of both refuse disposal structures show that design of the structures exceeds the minimum safety factors of 1.5 for static stability and 1.2 for dynamic stability that are required by the current West Virginia State Code of Regulations. The stability analyses were performed using the Rotational Equilibrium Analysis of Multilayered Embankments software that is copyrighted by the University of Kentucky.

No mining is proposed for Elk Creek refuse disposal operations, other than incidental coal removal associated with the construction of roads and drainage controls. No coal or non-coal disposal is planned at any of the mine sites.

November 22, 2022	Page 97

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Water Monitoring and Management

In order to determine the impact of existing and proposed operations on the hydrologic balance, surface water samples are collected bi-monthly with a minimum seven days between sample dates at each of the permitted sites. Samples are sent to a qualified laboratory and analyzed for the following parameters: flow, pH, total acidity, total alkalinity, total iron, total manganese, total sulfates, total suspended solids, and total dissolved solids or specific conductance at 25 degrees C. The samples collected during and after mining will be compared with each other, and with the data collected during the baseline surface water study and used to determine the impact of the operation on the water in the receiving streams.

A waiver of groundwater monitoring during mining was requested for the mine sites due to the proposed mining being well above any groundwater users and any significant aquifers that insure water use.

All water samples collected are sent to Compliance Monitoring Laboratories, Inc., located in Chapmanville, West Virginia for analysis. This laboratory has its own internal quality control and quality assurance protocols. Results of water sampling has shown no significant levels of surface water contamination at the mine sites.

No specific water treatment facilities other than sediment control are required or planned for any of the mine sites. Based on previous mining and collected water samples. the operations will not contaminate any of the ground or surface water systems of the Elk Creek Complex.

Surface water management for both Ramaco’s surface and underground permitted mining areas on the Elk Creek Complex generally involves a combination of structures such as; 1) sediment ditches, 2) temporary sedimentation ponds, 3) soil encapsulation cells that are specifically designed to contain potentially hazardous soil in regards to acid forming materials, 4) permanent and temporary diversion ditches, 5) corrugated metal pipe placement for drainages that cross access roads or haulroads, and 6) drainage diversion ditches and collections for excess spoil disposal areas. The surface mines such as the Ram No. 1, No. 2, and No. 3 Surface and Highwall Mines have a relatively large network of this construction. The underground mine locations have a significantly smaller footprint, however, these locations use the same surface water management design considerations as the surface mines. Detailed designs for all drainage and sediment control structures are included in permit. There are no significant water retention structures subject to West Virginia Dam Control Act or MSHA regulations. There are no permanent impoundments planned at any of the mine permit sites.

November 22, 2022	Page 98

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Detailed designs for haul roads that connect the mine sites with the Elk Creek Preparation Plant have been provided in the permits along with associated drainage control and abandonment plans. Rail systems only serve the Elk Creek Preparation Plant. No conveyor systems connect the mines with the preparation plant, only over-the-highway trucks are used in this capacity.

The Guyandotte River is considered a navigable waterway by the Army Corps of Engineers (Corps), and therefore, Corps approval must be obtained for earthwork affecting any tributaries. Approvals by the Corps has in general been favorable for Ramaco efforts to date. This has primarily involved earthwork activities such as CMP installations for haulroads and underground mine site face ups that have or will impact some intermittent streams that ultimately flow into the Guyandotte River.

All permitted mine sites have a Materials Handling Plan designed to mitigate the potential for acid mine drainage generation in regard to those materials excavated during the land disturbance activities associated with development of the proposed mining facility. Some areas have known potentially acid generating materials. This is determined from Acid Base Accounting data that is collected as part of the permitting requirements. Also, selenium data is documented within the water chemistry of the equivalent mine discharge samples. The equivalent water data provides a more appropriate geochemical characterization as compared to in-situ strata testing.

Material that requires special handling for potentially acidic discharges meets the following standards: have a net acid base accounting that is ≥-5 and at least 1 foot thick; have Selenium concentrations greater than 1 mg/kg and at least 1 foot thick; have a pH ≤4 and be at least 1-foot-thick. Materials to be specially handled will be placed in encapsulation cells to assure there is no potential for acid producing material. The cells will be located on the mine bench in an area free of any seeps, springs, or mine drainage, “high and dry”, and sealed with a minimum of 4.0 feet of the most imperious material available. The approximate location of planned encapsulation cells are shown on the Geohydrologic Maps that are included in the permit applications.

Discharges from these structures will be monitored in accordance with the approved plans. Sediment structures will be cleaned or enlarged, if the total suspended solids exceed effluent limitations. All discharges will go through sediment control structures. The pond discharges will be monitored in accordance with approved plans and treated to meet effluent limitations, if needed.

November 22, 2022	Page 99

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

In regard to highwall mining concerns, there is no residual head of water anticipated on any of the designed outcrop barriers which are designed at a minimum of 50 feet width. There is potential for a gravity discharge from the Lower Cedar Grove A and C Seam highwall mining in the area south of Stonecoal Branch since the highwall mining is up-dip. However, based on water samples collected from adjacent mining, there is not anticipated to be any acid, alkaline, or iron laden drainage. The majority of all other highwall mining is down dip and therefore, there is not anticipated to be gravity discharge of groundwater resulting from highwall mining.

All permitted sites have a surface water runoff monitoring plan. Within twenty-four hours of a one-year frequency, twenty-four hour storm event (which is 2.40 inches in Logan County) or greater, a permit-wide inspection and report of the drainage systems is completed and submitted to the WVDEP. The inspection and subsequent report note any damages or deficiencies in the drainage system so that repairs can be implemented immediately. It also indicates if any sediment structure is at or near it’s clean out capacity (60 percent). A rain gauge, located at the mine office on Elk Creek Complex is used to monitor precipitation events. In-stream monitoring stations are used to take stream flow measurements. The rain gauge is monitored daily and reported monthly to the WVDEP.

November 22, 2022	Page 100

Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

17.3	Permits and Bonding

Coal mines in West Virginia are required to file applications for and receive approval of mining permits issued by the WVDEP to conduct surface disturbance and mining activities. The Elk Creek Complex has been issued mining permits and associated NPDES permits by the WVDEP as shown in Table 17.3-1 as follows:

Table 17.3-1          Elk Creek Complex Mining and NPDES Permits

		Permitted
	Permit	Surface Are	Issue	Current	NPDES
Facility Name	Number	(Acres)	Date	Status	Permit No.
Ram No. 1 Surface and Hiwall Mine	S500713	502	1/5/2015	Renewed	WV1028090
Ram No. 2 Surface and Hiwall Mine	S500217	309	12/14/2017	Active	WV1028421
Ram No. 3 Surface and Hiwall Mine	S500219	474	3/2/2020	New	WV1028545
No. 2 Gas Deep Mine	U500115	31	12/1/2015	Renewed	WV1028227
Eight-Kay Deep Mine	U500316	9	9/27/2017	New	WV1028413
Michael Powellton Deep Mine	U500320	8	9/1/2020	New	WV1031015
Rockhouse Eagle Seam Deep Mine	U500413	32	2/14/2014	Renewed	WV1004751
Glenalum Tunnel #1 Deep Mine	U500518	5	5/20/2019	New	WV1028511
Crucible Lower Cedar Grove Deep Mine	U501115	13	9/6/2017	Not Started Extended	WV1028341
Stonecoal No. 2 Alma Deep Mine	U502596	51	2/11/1997	Renewed	WV1004671
Island Creek Eagle Mine No. 1 Portal	U505687	8	12/8/1987	Active	WV1004751
Oldhouse Branch C Seam Portal	U506186	10	10/1/1986	Phase 1 Released	WV0064840
Elk Creek Preparation Plant	P059000	242	1/18/1981	Renewed	WV0064840
Elk Creek Haulroad	H045600	152	1/4/1993	Renewed	WV0064840
Phase 5E Prospect (09/04/2020)	P500520	1	9/28/2020	New	NA
No. 2 Gas Outcrop Prospect	P500820	1	12/4/2020	New	NA
Phase 8 Prospect	P502519	9	11/12/2019	New	NA
Coal Mountain Loadout	O500321	29	NA	Pending Application	WV1028545
Elk Creek Refuse Facility	O500620	388	NA	Pending Application	WV1031058
Total		2,273

The total bond amount of $6.4 million held by Ramaco is based on the mine closure reclamation liability cost estimate as of June 28, 2021. The ARO estimate for all sites on the complex is $5.3 million, as of June 28, 2021. The WVDEP utilizes a bond matrix that determines the rate per acre based upon the activity that the land is to be used for. This rate per acre is simply applied to the permit sites’ acreage to obtain the bond requirement. WEIR concludes that Ramaco’s overall bonding approach, the bond amounts, and the ARO estimates that are currently allocated for the Elk Creek Complex sites appear reasonable.

The Elk Creek Complex has an environmental compliance record without a history of significant fines or citations. The following citations are noted for 2021:

•	Preparation Plant P-0590-00 4/7/21 coal placed in off-site area near preparation plant

•	Ram No. 1 Surface and Highwall Mine S-5007-13 4/26/21 Failure to follow performance standards for contemporaneous reclamation, performed highwall mining outside mineral removal and subsidence control plan limits

•	Ram No. 1 Surface and Highwall Mine S-5007-13 7/12/21 failure to follow permit conditions for Excess Spoil Disposal Area

•	Stonecoal No. 2 Alma Deep Mine U-5025-96 4/7/21 off-site disturbance

•	Stonecoal No. 2 Alma Deep Mine U-5025-96 9/27/21 off-site disturbance

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

These citations were promptly abated by Ramaco.

17.4	Local Stakeholders

As indicated in Section 13.4.2, Ramaco currently employs 314 personnel at the Elk Creek Complex and is projected to have a maximum employment of 436 personnel during the Elk Creek Complex LOM Plan. The mine also creates substantial economic value with its third-party service and supply providers, utilities and through payment of taxes and fees to local, state and federal governmental agencies.

The Elk Creek Complex is located in a rural and fairly isolated area of West Virginia. Reportedly, there have been no social or community impact issues relative to the Elk Creek Complex. The local area supports Ramaco for the jobs that it provides for people in the surrounding communities.

17.5	Mine Closure Plans

Construction for all of the currently permitted areas at the Elk Creek Complex will require the movement of an estimated 89.9 million cubic yards (swelled) of material to create an adequate working surface for the surface mined areas and fills, underground mine face-ups, haul roads, access roads, load-out facility, preparation plant facility, storage, coal stockpiles, and truck scales. Upon mine closure, areas will be reclaimed to near AOC configuration. Regrading and backfilling activities are required to commence within 180 days after the mining operations are complete.

The primary pre-mining land use for the Elk Creek Complex is forestland. The approved post-mining land use for Ramaco’s permits is forestland. No land within the permit areas have been historically used for prime farmland. The slope of all land within the existing and proposed permit areas is ten percent or greater, which also precludes post-mining land use as prime farmland.

Upon completion of mining operations and regrading, topsoil will be redistributed over the disturbed areas. Mine soil that served as a base for coal stockpiles will be tested to determine if supplemental liming is necessary prior to blending this material with the other mine soil onsite. After the permit area has been graded, soil analysis will be performed to determine the quantity of agricultural limestone, or an equivalent supplement, and fertilizer necessary to achieve the post-mining land use.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

All regraded areas will be revegetated as soon as practical to establish quick vegetative cover and minimize erosion. Disturbed and un-reclaimed acreage including excess spoil disposal sites, will not exceed two hundred (200) acres or fifty (50) percent of the permit area, whichever is less. Runoff from these regraded areas will be routed through properly constructed and maintained sediment structures that are designed to retain site runoff along enough for the suspended solids to settle.

Streams on the complex are generally approximately 1,000 feet below the ridges. Soils within the permit area formed in residual parent material derived from interbedded shale, siltstone and sandstone. Eighty percent of the soils in Logan County are made up of the Matewan-Highsplint-Guyandotte association. This consist of very steep soils on narrow ridge tops and on side slopes. The annual precipitation in the area averages approximately 47 inches. Woodlands make up about 85 percent of the total area in this county and soils in this area are well suited to growing forests. The areas to be disturbed and later reclaimed are in the oak-hickory type, of the Appalachian Forest and consists of yellow poplar, basswood, red and black oak, hickory, sugar maple, chestnut oak, white oak, beech, pine/hemlock, scarlet oak, other miscellaneous hardwoods. On dry ridges, spurs and southern slopes white oak, hickory, chestnut oak, Virginia pine and pitch pine are the dominant species. These sites tend to be less productive, and the timber has slower growth, while the moist coves and northern and eastern slopes contain yellow poplar, sugar maple, red oak, black oak, beech, and basswood and are more productive sites. The overall growth of these stands range from 53 cubic feet per acre per year for black oak on a Matewan soil to about 72 cubic feet per acre per year for red oak on a Guyandotte soil.

Both hardwoods and pine seedlings will be hand planted by a reputable tree planting contractor to create a diverse and productive forest. Several species will be selected to create a diverse forest. The overall stocking density for all woody plants on the permitted mine site is at least 500 plants per acre. The stocking density for trees is at least 350 plants per acre. All final land use is planned as forestland except small areas of permanent drainage structures and access roads that have been approved to remain.

Temporary erosion control vegetative cover is established as contemporaneously as practical, with backfilling and grading, until a permanent tree cover can be established. A tree-compatible cover will be used to keep the vegetation that is being established for erosion control from competing too aggressively with the tree seedlings.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

17.6	Environmental Compliance, Permitting, and Local Individuals or Groups Issues

Based on WEIR’s review of Ramaco’s plans for environmental compliance, permit compliance and conditions, and dealings with local individuals and groups, Ramaco’s efforts appear to be adequate and reasonable in order to obtain approvals necessary relative to the execution of the Elk Creek Complex mining plans.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

18.0	Capital and Operating Costs

Ramaco provided historical operating costs and capital expenditures for the Elk Creek Complex, which were an adequate check and basis for the LOM Plan cost projections. The operating costs and capital expenditures are included in the financial statements that are audited annually by Briggs & Veselka Co. for Ramaco’s 10-K reporting to the SEC. The auditing performed by Briggs & Veselka Co. is conducted in accordance with the standards of the Public Company Accounting Oversight Board.

18.1	Capital Expenditures

The Elk Creek Complex will require capital to be expended each year for infrastructure additions/extensions, as well as for mining equipment rebuilds/replacements to continue to produce coal at currently projected annual levels of production.

Ramaco’s Elk Creek Complex development costs since 2012 are considered “Sunk Costs” and as economic returns in this economic analysis are presented only on a forward-looking basis, Sunk Costs are not included in the economic return of the project, as estimated in this study.

The projected capital expenditures are categorized according to each mining operation, the Elk Creek Preparation Plant, and the Environmental Crew. Actual capital expenditures for 2018 through September 2021 and projected capital expenditures, in 2021 dollars, for 2021 through 2040, are shown on Figure 18.1-2:

Figure 18.1-2          Historical and Projected LOM Plan Capital Expenditures

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The capital expenditures in 2022 and 2023 relate to startup of the Crucible underground mine, the Ram No. 3 Surface and Highwall Mine, and an upgrade of the Elk Creek Preparation Plant.

Ramaco began development of the Elk Creek Complex in 2012 and commenced mining in 2016. Mine management has had several years of experience estimating capital expenditures for surface and underground mining and the risk of inaccurate estimates is low. The LOM Plan projected average capital cost of $10.95 per ton is $0.64 per ton higher than the historical average of $10.29 per ton, from 2018 through September 2021, based on the projected mining equipment and infrastructure requirements. Capital expenditures estimates per annual ton are estimated to have an accuracy within +/- 25.0 percent.

Contingency costs account for undeveloped scope and insufficient data. Contingency for required major projects and mining equipment is estimated at 10 percent and is intended to cover unallocated costs from lack of detailing in scope items. It is a compilation of aggregate risk from estimated cost areas.

18.2	Operating Costs and Risks

Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, hours worked, and production and productivity for mining areas in the LOM Plan. The Elk Creek Complex actual and LOM Plan projected operating costs in dollars and dollars per ton, are shown on Figure 18.2-1:

Figure 18.2-1          Elk Creek Complex Historical and LOM Plan Operating Costs

Note: 2018 through September 2021 are actual

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Descriptions or explanations of the operating costs considered in the LOM Plan are as follows:

Direct Cash Cost:

•	Labor cost, which includes wages and benefits for hourly and salary personnel at the mine and preparation plant.

•	Maintenance and supplies, which are expenses related to upkeep of mining equipment and associated infrastructure.

•	Utility expenses, which are expenses related primarily to purchase of electrical power to operate mining equipment at the mines and preparation plant equipment, telephone and data lines, water, and garbage services.

•	Trucking costs, which are expenses primarily related to transportation of ROM coal from the mines to the preparation plant.

•	Allocations (in/out), which are various costs for the preparation plant and Environmental Crew.

•	Professional services, which are expenses related to legal, engineering, and other firms providing services to the Elk Creek Complex.

•	Property Tax and Insurance are expenses related to property taxes and liability insurance for risk management purposes.

•	Other costs, which are miscellaneous expenses related to operation of the mines and preparation plant.

•	Sales related costs are expenses related to Black Lung Excise Tax, West Virginia Severance Tax, and West Virginia and Office of Surface Mining reclamation taxes.

•	Royalties are expenses related to leased surface and mineral properties.

•	General and Administrative, which include expenses related to administrative offices and personnel to manage the mining operations.

Selling, General and Administrative Costs:

•	Expenses related to coal sales and corporate administrative costs

Non-Cash Costs:

•	Asset retirement obligation accretion, depreciation, and amortization costs

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Detailed LOM Plan annual operating costs and capital expenditures are shown below in Table 18.2-1.

Table 18.2-1          LOM Plan Annual Operating Cost and Capital Expenditures

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Labor costs	33.0	42.7	41.8	42.2	42.4	42.8	44.2	38.5	26.7	16.8	13.9	21.5	17.0	23.4	17.1	16.9	17.0	13.7	8.3	520.1
Maintenance & supplies	37.0	45.1	49.1	51.1	47.8	47.8	46.8	36.6	25.6	15.0	12.4	19.3	15.4	21.3	15.5	15.3	15.4	12.3	7.3	535.9
Utility expenses	2.5	2.8	2.8	2.6	2.9	3.0	3.3	3.2	2.1	1.5	1.3	1.8	1.4	1.8	1.4	1.4	1.4	1.2	0.8	39.2
Trucking costs	10.1	13.0	14.0	13.5	13.6	13.7	14.1	12.2	8.5	5.3	4.5	6.7	5.2	7.0	5.2	5.2	5.2	4.3	2.7	164.1
Allocations in/out	27.6	33.0	35.8	31.3	32.1	32.2	33.5	29.4	20.4	12.7	10.8	15.8	12.3	16.3	12.4	12.2	12.3	10.2	6.8	396.9
Professional services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Property tax & insurance	1.6	2.1	2.0	2.2	2.1	2.1	2.1	1.7	1.1	0.7	0.6	0.9	0.7	0.9	0.7	0.7	0.7	0.6	0.4	24.0
Other costs	0.1	0.1	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	1.9
Sales related tax costs	28.6	27.8	32.5	33.3	29.2	28.9	26.7	18.4	13.0	7.8	6.1	10.5	8.6	12.4	8.6	8.5	8.6	6.5	3.4	319.3
Royalties	15.9	13.9	12.7	6.3	12.3	13.8	12.0	11.1	8.9	8.7	8.6	8.8	6.1	4.4	4.4	4.4	4.4	4.4	4.3	165.5
Administrative costs	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	1.9
Transportation	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2
SG&A	1.6	1.7	1.8	1.5	1.9	1.9	2.2	2.2	1.4	1.0	1.0	1.1	0.7	0.8	0.8	0.8	0.8	0.8	0.7	24.6
Asset retirement obligation	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1
Depreciation and amortization	12.3	17.7	18.3	18.9	16.2	18.2	18.2	15.4	9.0	5.9	5.0	7.5	5.9	7.9	5.9	5.8	5.9	4.8	3.1	201.9
Total costs and expenses	170.7	200.3	211.4	203.3	200.9	204.8	203.8	169.1	117.0	75.6	64.4	94.0	73.5	96.5	72.2	71.5	71.8	59.0	38.0	2,397.8
Capital Expenditures	51.4	48.2	22.7	17.7	16.5	26.5	21.6	18.1	12.0	8.7	8.0	10.5	7.8	9.7	7.8	7.7	7.8	5.9	3.7	312.2

The LOM Plan projected cash operating cost of $76.15 per ton is $9.40 per ton higher than the four-year historical average of $66.75 per ton. With the long history of cost of sales, no contingency is included, although the accuracy of the LOM Plan projected cost of sales should be considered to be within 15 percent of the historical average.

Capital and Operating Cost Estimation Risk

The Elk Creek Complex has been in operation since 2016 and has had a relatively long period of experience with capital expenditure costs and operating costs. Since the mining operations will continue in similar coal seams and mined in the same manner as historically, there is little risk associated with the specific engineering estimation methods used to arrive at projected capital expenditures and operating costs. An assessment of accuracy of estimation methods is reflected in the sensitivity analysis in Section 19.3.

For purposes of the Preliminary Feasibility Study relative to the Elk Creek Complex LOM Plan, capital expenditure costs are estimated to an accuracy of +/- 15 percent, with a contingency of 10 percent, and operating costs are estimated at an accuracy of +/- 15 percent, with no contingency.

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19.0	Economic Analysis

19.1	Assumptions, Parameters, and Methods

A Preliminary Feasibility Study financial model has been prepared in order to assess the economic viability of the Elk Creek Complex LOM Plan. Specifically, plans were evaluated using discounted cash flow analysis, which consists of annual revenue projections for the Elk Creek Complex LOM Plan. Cash outflows such as capital, including preproduction costs, sustaining capital costs, operating costs, transportation costs, and taxes are subtracted from the inflows to produce the annual cash flow projections. Cash flows are recognized to occur at the end of each period. There is no adjustment for inflation in the financial model, and all cash flows are in 2021 dollars. WEIR’s study is conducted on an un-levered basis, excluding costs associated with any debt servicing requirements.

To reflect the time value of money, annual net cash flow projections are discounted back to the project valuation date, using a discount rate of 10 percent. The discount rate appropriate to a specific project depends on many factors, including the type of commodity and the level of project risks, such as market risk, technical risk, and political risk. The discounted present values of the cash flows are summed to arrive at the Elk Creek Complex NPV.

Projected cash flows do not include allowance of any potential salvage value. Additionally, capital previously expended (sunk cost) is not included in the assessment of economic returns.

WEIR’s after-tax NPV assumes a projected corporate income tax rate of 21 percent, as provided by Ramaco.

In addition to NPV, the Internal Rate of Return (IRR) is also calculated. The IRR is defined as the discount rate that results in an NPV equal to zero. Payback Period is calculated as the time required to achieve positive cumulative cash flow for the Elk Creek Complex at a 10 percent discount rate. As the Elk Creek Complex is ongoing with no initial investment required (i.e., already sunk cost), payback period is less than one year.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

The actual and LOM Plan coal sales price forecast used to estimate Elk Creek Complex revenue are depicted on Figure 19.1-1.

Figure 19.1-1   FOB Mine Coal Sales Price Forecast

Note: 2018 through September 2021

19.2	Economic Analysis and Annual Cash Flow Forecast

The annual cash flow for the Elk Creek Complex LOM Plan are summarized on Figure 19.2-1 and Table 19.2-1 as follows:

Figure 19.2-1   Annual Cash Flow Forecast

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Table 19.2-1      Annual Cash Flow Forecast Detail

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Revenues	322.1	293.5	334.1	335.7	322.6	318.5	317.2	249.5	169.4	111.2	96.0	137.0	105.7	138.7	106.5	105.5	105.9	89.0	60.9	3,719.1
Total costs and expenses	170.7	200.3	211.4	203.3	200.9	204.8	203.8	169.1	117.0	75.6	64.4	94.0	73.5	96.5	72.2	71.5	71.8	59.0	38.0	2,397.8
Income before taxes	151.5	93.2	122.7	132.4	121.7	113.7	113.4	80.4	52.4	35.6	31.5	43.0	32.2	42.2	34.3	34.1	34.2	30.0	22.9	1,321.4
Income tax expense	31.8	19.6	25.8	27.8	25.6	23.9	23.8	16.9	11.0	7.5	6.6	9.0	6.8	8.9	7.2	7.2	7.2	6.3	4.8	277.5
Net income	119.6	73.6	97.0	104.6	96.2	89.8	89.6	63.5	41.4	28.1	24.9	34.0	25.5	33.3	27.1	26.9	27.0	23.7	18.1	1,043.9
Adjusted EBITDA	132.0	91.5	115.4	123.6	112.5	108.2	107.9	79.0	50.5	34.1	29.9	41.5	31.4	41.3	33.0	32.8	32.9	28.6	21.1	1,246.9
Capital Expenditures	51.4	48.2	22.7	17.7	16.5	26.5	21.6	18.1	12.0	8.7	8.0	10.5	7.8	9.7	7.8	7.7	7.8	5.9	3.7	312.2
Total Cash Flow	80.6	43.2	92.7	105.9	96.0	81.7	86.3	60.8	38.4	25.4	22.0	31.0	23.6	31.6	25.2	25.0	25.1	22.7	17.4	934.8

Cash flows begin to decline in 2029, as current LOM plans conclude. While not included in these cash flows, Ramaco plans to commence other mining operations within the Elk Creek Complex, as existing operations phase out. Significant tonnage associated with those future, to-be-planned operations, is currently classified as Resource tonnage. As LOM plans are prepared for operations within the current Resource areas of the Elk Creek Complex, updates will be made to this analysis.

The Elk Creek Complex LOM Plan has an after-tax NPV of $536.6 million, at a base case discount rate of 10 percent (Table 19.2-2). As the Elk Creek Complex is ongoing with no initial investment required (i.e., already sunk cost), the IRR indicates that the Elk Creek Complex NPV is infinite. Cumulative (undiscounted) cash flow over the LOM Plan is positive, at $934.8 million. The Return on Investment (ROI), at a 10 percent discount rate, is 174 percent.

The after-tax NPV, IRR, cumulative cash flow and ROI are summarized in Table 19.2-2 as follows:

Table 19.2-2      After-Tax NPV, IRR, Cumulative Cash Flow, and ROI

LOM Plan
NPV ($000)	536,557
IRR (%)	Infinite
Cumulative Cash Flow ($000)	934,754
Return on Investment (%)	174

Table 19.2-3 presents key operational statistics for the LOM Plan on an after-tax basis. Over the LOM Plan, the average cash operating cost is $77.01 per clean ton. Operating costs include mining, processing, G&A, but exclude amortization costs on capital expenditures.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Table 19.2-3      Key Operating Statistics

LOM Plan
ROM Tons Produced (000s)	76,990
Clean Tons Produced (000s)	28,499
Preparation Plant Yield (%)	37.0
Marketable Tons Sold (000s)	28,499

($ Per Ton)
Coal Sales Realization	130.50

Cost of Sales	76.15
SG & A	0.86
Non-cash Costs	7.12
Total Operating Cost	84.13

Profit / (Loss) ($/Ton)	46.41

EBITDA ($/Ton)	53.53

CAPEX ($/Ton)	10.95

19.3	Sensitivity Analysis

A sensitivity analysis was undertaken to examine the influence of changes to assumptions for coal sales prices, production, operating cost, capital expenditures, and the discount rate on the base case after-tax NPV. The sensitivity analysis range (+/- 25 percent) was designed to capture the bounds of reasonable variability for each element analyzed. The basis for reasonable variability for each element analyzed is summarized as follows:

•	Sales Price - Historical coal sales price variability of 28 percent between 2018 and September 2021

•	Production - Variability in production of up to 8 percent from the 2018 through 2020

•	Operating Cost - Estimated accuracy of +/- 15 percent

•	Capital Costs – Estimated accuracy of +/- 25 percent

•	Discount Rate - based on range of variability from 7.5 to 12.5 percent

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

Figure 19.3-1 depicts the results of the NPV sensitivity analysis.

Figure 19.3-1   Net Present Value Sensitivity Analysis

Figure 19.3-1 shows that the Elk Creek Complex NPV is most sensitive to changes in coal sales prices and operating cost. It is less sensitive to changes in production and least sensitive to changes in discount rates and capital expenditures.

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20.0	Adjacent Properties

This TRS does not include any estimates of coal resources or coal reserves associated with adjacent uncontrolled properties.

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21.0	Other Relevant Data and Information

Conducting a due diligence investigation relative to the mineral and surface rights of Ramaco’s mining operations was not part of WEIR’s scope of work. This TRS is based on Ramaco controlling, by lease or ownership, or having the ability to acquire the coal reserves and surface lands necessary to support its mine plans.

The ability of Ramaco, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.

Coal mining is carried out in an environment where not all events are predictable. While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.

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22.0	Interpretations and Conclusions

22.1	Summary of Interpretations and Conclusions

Interpretation

Ramaco has a long operating history of resource exploration, mine development, and mining operations at the Elk Creek Complex, with extensive exploration data including drillholes, in-mine seam thickness and elevation measurements, and in-mine channel samples supporting the determination of mineral resource and reserve estimates, and projected economic viability. The data has been reviewed and analyzed by WEIR and determined to be adequate in quantity and reliability to support the coal resource and coal reserve estimates in this TRS.

Conclusion

The coal resource and coal reserve estimates and supporting Preliminary Feasibility Study were prepared in accordance with Regulation S-K 1300 requirements. There are 220 million in-place tons of measured and indicated coal resources, exclusive of reserves, and 29 million clean recoverable tons of mineable reserves within the Elk Creek Complex as of December 31, 2021. Reasonable prospects for economic extraction were established through the development of a Preliminary Feasibility Study relative to the Elk Creek Complex LOM Plan, considering historical mining performance, historical and projected metallurgical coal sales prices, historical and projected mine operating costs, and recognizing reasonable and sufficient capital expenditures.

22.2	Significant Risks and Uncertainties

Risk, as defined for this study, is a hazard, condition, or event related to geology and reserves, mine operations and planning, environmental issues, health and safety, and general business issues that when taken individually, or in combination, have an adverse impact on Ramaco’s development of the Elk Creek Complex. Risks can disrupt operations, adversely affect production and productivity, and result in increased operating cost and/or increased capital expenditures.

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In the context of this TRS, the likelihood of a risk is a subjective measure of the probability of the risk occurring, recognizing the magnitude of the risk defined as follows:

Low Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, should not have any material adverse effect on the economic viability of the project.

Moderate Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, could have a detrimental effect on the economic viability of the project.

High Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, could have a seriously adverse effect the economic viability of the project.

Based on a review of available information and discussions with Ramaco personnel, WEIR identified potential risks associated with the Elk Creek Complex LOM Plan. The risks, WEIR’s assessment of risk magnitude, and comments based on WEIR’s experience with surface and underground mining operations are summarized in Table 22.2-1 as follows:

Table 22.2-1      Elk Creek Complex Risk Assessment Summary

Area of Risk	WEIR Risk Assessment	Comments

Coal Quality	Low	Based on previous production and core hole quality data, coal quality appears to be a consistently good metallurgical coal product.

Horizontal Stress	Low	Observed mining conditions do not indicate horizontal stress problems.

Land Acquisition	Low	All mineral control is maintained through current leases and subleases. No additional acquisitions are necessary for the LOM Plan.

Methane	Low	Although methane gas is present in the seams, gas liberation experienced to date has been low to undetectable and is expected to remain low, undetectable or at levels that can be safely mitigated during mining. Procedures and continuous gas monitoring are in place to prevent, to the extent possible, methane ignitions and mine fires.

Overburden Stress	Low	The potential for a coal pillar bump or release of stress when mining will be monitored as a part of the normal mining operation. Due to the mountainous terrain, overburden can approach 1,000 feet when mining under ridges. However, the risk of bumps occurring is minimal, since coal outbursts, as a result of sudden release of energy, are typically associated with depth of cover of 1,500 to plus 2,000 feet.

Qualified Employees	Low to Moderate	Recent changes in the coal mining industry have resulted in many coal miners being closed resulting in fewer qualified employees available in general. Ramaco has existing operations with sufficient qualified employees. However, additional mine startups may cause some employee shortages. Ramaco can train inexperienced miners along their experienced miners.

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Area of Risk	WEIR Risk Assessment	Comments

Rail Lines	Low to Moderate	There is currently a shortage of coal rail transportation capacity. The recent upswing in coal prices has resulted in short term increases in rail capacity. This capacity will likely be a relative unknown for the medium to long term.

Refuse Disposal	Low	Ramaco's currently permitted refuse disposal capacity is sufficient for the long term.

Roof Lithology	Low to Moderate	All underground coal mines have the potential to experience unstable roof conditions. The relative consistency of the Kanawha Formation that primarily consists of competent sandstones and shales help decrease this risk at the Elk Creek Complex Deep Mines. Additionally, this potential risk can be kept in the low range through proper ground control engineering and following approved roof control plans.

Geology	Low	The structure of the seams at the Elk Creek Complex all have a relatively gentle dip of approximately two degrees to the northwest. There are no significant faults in the area. There are no known structural anomalies such as sand channels that cut out seams.

Spontaneous Combustion	Low	Seams at the Elk Creek Complex have a low potential for spontaneous combustion, and Ramaco has not experienced any loss of production due to spontaneous combustion.

Water Inflow	Low	Ramaco mines at the Elk Creek Complex are relatively dry since the mines are well above drainage.

Market Conditions	Moderate	Market conditions remain volatile for metallurgical coal. Blast Furnace methods for making steel is under pressure from various world-wide government entities due to CO2 emissions. Markets in China and India are likely to be primary drivers for the metallurgical coal industry. Ramaco should prioritize maintaining good relations with existing and potential clients.

It is WEIR’s opinion that the majority of the risks can be kept low and/or mitigated with efficient and effective mine planning and mine engineering, and monitoring of the mining operations.

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

23.0	Recommendations

The Elk Creek Complex has sufficient geologic exploration data to estimate mineral reserves and resources. Future exploration work will be undertaken by Ramaco to continuously provide geological data primarily for use by mine operations personnel related to effective implementation of the Mine Plans. Future exploration work and mineral property acquisition should include what has been historically implemented related to the following:

Geology

•	Have an experienced geologist log core holes, measure core recovery, and complete sampling. Geophysically log core holes to verify seam and coal thickness and core recovery.

•	Geophysically log rotary holes to verify strata and coal thickness.

•	Continue to prepare laboratory sample analysis at 1.40 and 1.50 specific gravities to better match the preparation plant specific gravity when processing a metallurgical coal.

•	Continue collecting channel samples (include parting).

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24.0	References

References used in preparation of this TRS are as follows:

•	Ramaco. 2021. 2Gas Mine Plan 2022

•	Ramaco. 2021. Turkey Pen Mine Plan 2020

•	Ramaco. 2021. Ram No. 1 Surface and Highwall Min Plan 2021

•	Ramaco. 2021. Stonecoal No.2 Deep Mine Upper Alma Seam Plan 2022

•	Ramaco. 2021. Stonecoal LCGB Seam Plan 2022

•	Ramaco. 2021. GlenAlum Tunnel #1 Deep Mine Plan

•	Ramaco. 2021. Eagle Mine Plan 2022

•	Ramaco. 2021. Powellton Mine Plan 2022

•	Ramaco. 2021 Bens Creek Projections 9-11-15

•	Ramaco. 2021 Ram No. 3 Surface and Highwall Budget Mine Plan 2021

Websites Referenced:

•	Securities and Exchange Commission - Modernization of Property Disclosures for Mining Registrants - Final Rule Adoption

https://www.sec.gov/rules/final/2018/33-10570.pdf

•	MSHA Data Retrieval Site

https://www.msha.gov/mine-data-retrieval-system

•	WVDEP Permits

https://apps.dep.wv.gov/webapp/_dep/securearea/public_query/ePermittingApplicationSearchPage.cfm

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25.0	Reliance on Information Provided by the Registrant

In preparing this report, WEIR relied upon data, written reports and statements provided by the registrant. It is WEIR’s belief that the underlying assumptions and facts supporting information provided by the registrant are factual and accurate, and WEIR has no reason to believe that any material facts have been withheld or misstated. WEIR has taken all appropriate steps, in its professional opinion, to ensure information provided by the registrant is reasonable and reliable for use in this report.

The registrant’s technical and financial personnel provided information as summarized in Table 25.1 as follows:

Table 25.1         Information Relied Upon from Registrant

Category	Information	Report Section
Legal	Mineral control and surface rights	3

Geotechnical	Pillar design, roof control plans, and rock quality analyses	13.1.1

Hydrogeological	Hydrogeological Analysis including inflow rates, permeability and tranmisivity calculations, and watershed analysis	13.1.2

Marketing	Coal sales price projections	16

Environmental	Permits, bond, and reclamation liability	17

Macroeconomic	Real price growth (coal sales, labor and other cash costs)	18

Income Tax	Income Tax Rate	19

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Technical Report Summary Elk Creek Complex Prepared for Ramaco Resources, Inc.

APPENDIX A - EXHIBIT

Exhibit 6.3-1  Elk Creek Complex, Geological Cross Sections

SECTION B-B SECTION A-A

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